UniCredit Group

SEC Mail Processing
Section

OCT 08 2008

Washington, DC
110

File No. 82 - 3185

Messrs.
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
FILING DESK
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
U.S.A. [redacted]

08005280

Milan, October 6th 2008

Re: Rule 12g3-2 (b) "Home Country Information" exemption

SUPPL

Dear Sirs,

We are pleased to send you, attached, a copy of our "Report on operations during the first half of 2008".

PROCESSED
OCT 15 2008
THOMSON REUTERS

With kindest regards, we remain,

Yours faithfully,
UniCredit SpA
Direzione Generale

Corporate Affairs
Leo

UniCredit Group



Consolidated First Half Financial Report as at 30 June 2008

UniCredit S.p.A
Registered Office: Rome, A. Specchi, 16
General Management: Milan, Piazza Cordusio
Registration number in the Rome Trade and Companies Register, tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: €6,683,354,828.50 fully paid in

UniCredit Group



Consolidated First Half Financial Report as at 30 June 2008



Board of Directors and Board of Statutory Auditors

	Board of Directors
Dieter Rampl	**Chairman**
Gianfranco Gutty	**First Deputy Chairman**
Franco Bellei Berardino Libonati Fabrizio Palenzona Anthony Wyand	**Deputy Chairmen**
Alessandro Profumo	**CEO**
Manfred Bischoff Vincenzo Calandra Buonaura Enrico Tommaso Cucchiani Donato Fontanesi Francesco Giacomin Piero Gnudi Friedrich Kadrnoska Max Dietrich Kley Marianna Li Calzi Salvatore Ligresti Luigi Maramotti Antonio Maria Marocco Carlo Pesenti Hans-Jürgen Schinzler Nikolaus von Bomhard Franz Zwickl	**Directors**
Lorenzo Lampiano	**Company Secretary**
	Board of Statutory Auditors
Giorgio Loli	**Chairman**
Gian Luigi Francardo Siegfried Mayr Aldo Milanese Vincenzo Nicastro	**Standing Auditors**
Massimo Livatino Giuseppe Verrascina	**Alternate Auditors**
KPMG S.p.A.	**External Auditors**
Ranieri de Marchis	**Nominated Official in charge of drawing up Company Accounts**


BABY

Contents

Notes

The following conventional symbols have been used in the tables:
- a dash (-) indicates that the item/figure is inexistent;
- two stops (..) or (n.s.) when the figures do not reach the minimum considered significant or are not in any case considered significant;
- "N.A." indicates that the figure is not available.

Unless otherwise indicated, all amounts are **in millions of euros.**

Preliminary Note to the First Half Financial Report

This First Half 2008 Report, prepared according to §154 ter 5 Legislative Decree 58/98, has been compiled in accordance with IFRS as indicated by IAS 34 on interim reporting, providing condensed financial statements as prescribed by §10 instead of the disclosure required for annual accounts.

Press releases relating to the significant facts of the period are available in the UniCredit website, together with the presentation made to the market of our Q2 2008 results.

The First Half Financial Report comprises:

- **The Interim Report on Operations,** which uses reclassified (condensed) accounts and contains - as well as commentary on the results for the period - the further information requested by CONSOB in its notice 6064293 dated 28 July 2006 (i.e., reconciliation of condensed accounts to the official reporting schedules) and information (also required by CONSOB) on special purpose entities and structured credit products, fair value and derivatives sold to customers.
- **Consolidated Accounts,** with comparable 2007 data. As required by IAS 34, balance sheet data is compared with the figures as at December 31, 2007, while profit and loss, changes in shareholders' funds and the cash-flow statement are compared with like-for-like data of H1 2007, as disclosed in the First Half Report as at June 30, 2007.
- **Explanatory Notes.** These include: the detailed information prescribed by IAS 34, disclosed in line with the accounts schedules, the further information requested by CONSOB, and information considered useful for a correct disclosure of the consolidated situation.
- **The half-yearly financial statements certification pursuant to Art.81-ter of Consob Regulation No. 11971/99, as amended;**
- **The Auditors' Report** provided by KPMG SpA in the form of a limited-scope audit.

Since the end of the 2007 financial year, the most significant changes in the scope of consolidation were:

- The inclusion of the Ukrsotsbank Group;
- The inclusion of 31 small firms, already controlled but not consolidated (20 belonging to the HVB Group and 11 to the BA-CA Group); and
- The exclusion of BPH and the Czech bank Hypostavebni Sporitelna AS, as well as FIMIT and Communication Valley of the former Capitalia Group.

Further significant changes in the scope of consolidation which occurred between June and December 2007 related mainly to:

- The absorption of Capitalia SpA by UniCredit SpA effective October 1, 2007. Initial consolidation of the Capitalia Group occurred as from that date in accordance with IFRS 3 - Business Combinations.
- The inclusion of the Aton Group purchased by BA-CA in July 2007 and of the JSC ATF Bank Group purchased by BA-CA in November 2007, as well as of the four conduits sponsored by HVB (BUFCO, Black Forest, Arabella and Salome) and the Euro Immo Profil property fund, which were consolidated as of December 2007.
- The exclusion of LocatRent which Locat sold at the end of August 2007, as well as FMS Bank, sold by HVB at end-December 2007.

The 2007 condensed income statements included in the Interim Report on Operations for comparison purposes have been restated as if the business combination with the Capitalia Group had occurred at the beginning of 2007. For the sake of comparability, the restated income statement also discloses "normalized" changes over first half 2007, which take into account the perimeter changes (in addition to Capitalia Group already included in the pro-forma statement), exchange-rate differences vis-à-vis the currencies used to convert subsidiaries' income statements, as well as the effects of the TFR (Italian severance pay system) reform and the changes in the BA-CA Pension Fund on Payroll costs in H1 2007.

It should be noted that, starting with the March 31, 2008 quarterly report, the condensed income statement's format has been modified in order to better disclose, from a business standpoint, operating lease results and to avoid individual income statement items being affected by the economic effects of purchase price allocation under the business combination with the Capitalia Group. Depreciation relating to operating leases has been reclassified as 'other net operating income in which the lease rentals were already included, while the economic effects of purchase price allocation under the Capitalia acquisition, net of tax and minorities, have been reclassified in their own item.

The main assets recognized under IFRS 5 as "Non-current assets and disposal groups classified as held for sale" in the balance sheet as at June 30, 2008 were those relating to IRFIS-Mediocredito della Sicilia SpA and 184 branches to be disposed of as instructed by the *Autorità Garante della Concorrenza e del Mercato* (Italy's Competition Authority) in its authorization of the absorption by UniCredit SpA of Capitalia SpA.

Results by business area (segment reporting) are presented - as in the 2007 Accounts - on the basis of the organizational structure approved by the Board of Directors in July 2007, i.e. details for the seven business divisions (Retail, Corporate, Private Banking, Asset Management, Markets & Investment Banking, Poland's Markets and Central and Eastern Europe) are provided up to profit before tax. For the Central and Eastern Europe and Poland's Markets Divisions, profit after tax for the period is also presented in a specific chapter of this report.

Divisional income statements disclosed in the Interim Report on Operations have also been restated since the Quarterly Report at March 31, 2008 in line with the 2007 consolidated accounts, to include Capitalia Group from the beginning of 2007. However, two changes have been made in the method of divisional income and expense allocation since the Quarterly Report at March 31, 2008.
First, the method of expense allocation to the Divisions of the former Capitalia Group, which was previously used by Capitalia before the absorption by UniCredit, has been modified in order to align the cost structure of the former Capitalia Group Divisions with that resulting from the corporate reorganization described in "Further Information" below, which will be completed in Q4 2008.
Secondly, having regard to the increasing proportion of corporate center (i.e. Parent Company) resources and activities directly attributable to the Divisions, individually attributable income and expense already included in the Parent Company's accounts have been allocated to each Division. The Divisions' prior-period income statements have been restated to take these changes into account.



First-Half Report on Operations

Financial Highlights

Income statement			(€ million)
	H1		
	2008	2007 PRO-FORMA	CHANGE
Operating income	14,043	15,541	-9.6%
Operating costs	8,361	7,985	+4.7%
Operating profit	5,682	7,556	-24.8%
Profit before tax	4,377	6,465	-32.3%
Net Profit attributable to the Group	**2,873**	**4,130**	**-30.4%**

Profitability ratios			
	H1		
	2008	2007 PRO-FORMA	CHANGE
ROE[1]	14.1%	20.9%	-6.8
Cost/income ratio	59.5%	51.4%	+8.1
EVA (€ ml.)[2]	957	2.230	-1,273

Balance sheet main items			(€ million)
	AMOUNTS AS AT		
	06.30.2008	12.31.2007	CHANGE
Total assets	1,059,767	1,021,504	+3.7%
Loans and receivables with customers	598,944	576,320	+3.9%
Deposits from customers and debt securities in issue	639,797	630,301	+1.5%
Shareholders' equity	**55,707**	**57,724**	**-3.5%**

Capital ratios			
	AS AT		
	06.30.2008	12.31.2007	CHANGE
Core Tier 1/Total risk-weighted assets	5.55%	5.83%	-0.28
Total regulatory capital/Total risk-weighted assets	10.09%	10.11%	-0.02

Note: The 2007 pro-forma income statement includes the Capitalia Group as of 1 January 2007

1. Annualized data. Calculated on the basis of the average shareholders' equity for the period (excluding dividends to be distributed and reserves in respect of AfS assets and cash-flow hedge), net of goodwill arising from the business combination with HVB
2. Economic Value Added, equal to the difference between NOPAT (net operating profit after taxes) and the cost of capital.

Staff and branches

	AS AT		CHANGE
	06.30.2008	12.31.2007	
Employees [3]	177,571	169,816	+7,755
Employees (subsidiaries are consolidated proportionately)	167,177	159,949	+7,228
Branches [4]	10,185	9,714	+471

Ratings

	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
FITCH RATINGS	F1	A+	POSITIVE
Moody's Investors Service	P-1	Aa2	NEGATIVE
Standard & Poor's	A-1	A+	STABLE

3. "Full time equivalent" data. These figures include all employees of subsidiaries consolidated proportionately, such as Koç Financial Services Group employees. The increase over 31 December 2007 is due to the inclusion of Ukrsotsbank (10,418 resources as at 30 June 2008)
4. These figures include all branches of subsidiaries consolidated proportionately, such as Koç Financial Services branches. The increase over 31 December 2007is partly due to the inclusion of Ukrsotsbank (457 branches as at 30 June 2008)

Condensed Accounts

Balance Sheet

Consolidated Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE	
	06.30.2008	12.31.2007 [1]	AMOUNT	PERCENT
Assets				
Cash and cash balances	4,757	11,073	-6,316	-57.0%
Financial assets held for trading	201,325	202,343	-1,018	-0.5%
Loans and receivables with banks	120,832	100,012	+20,820	+20.8%
Loans and receivables with customers	598,944	576,320	+22,624	+3.9%
Financial investments	63,490	62,207	+1,283	+2.1%
Hedging instruments	2,366	2,442	-76	-3.1%
Property, plant and equipment	11,989	11,871	+118	+1.0%
Goodwill	21,079	19,273	+1,806	+9.4%
Other intangible assets	5,500	5,738	-238	-4.1%
Tax assets	10,847	11,184	-337	-3.0%
Non-current assets and disposal groups classified as held for sale	3,895	6,375	-2,480	-38.9%
Other assets	14,743	12,666	+2,077	+16.4%
Total assets	**1,059,767**	**1,021,504**	**+38,263**	**+3.7%**
Liabilities and shareholders' equity				
Deposits from banks	186,326	160,601	+25,725	+16.0%
Deposits from customers and debt securities in issue	639,797	630,301	+9,496	+1.5%
Financial liabilities held for trading	121,879	113,657	+8,222	+7.2%
Financial liabilities designated at fair value	1,703	1,967	-264	-13.4%
Hedging instruments	5,484	4,944	+540	+10.9%
Provisions for risks and charges	8,326	8,991	-665	-7.4%
Tax liabilities	6,596	7,510	-914	-12.2%
Liabilities included in disposal groups classified as held for sale	2,721	5,027	-2,306	-45.9%
Other liabilities	27,231	26,042	+1,189	+4.6%
Minorities	3,997	4,740	-743	-15.7%
Group shareholders' equity	55,707	57,724	-2,017	-3.5%
- Capital and reserves	*54,042*	*50,995*	*+3,047*	*+6.0%*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*-1,208*	*768*	*-1,976*	*-257.3%*
- Net profit	*2,873*	*5,961*	*-3,088*	*-51.8%*
Total liabilities and shareholders' equity	**1,059,767**	**1,021,504**	**+38,263**	**+3.7%**

1. Further to instructions received from Banca d'Italia treatment of leases of 'assets under construction' and 'assets awaiting lease' has changed. Provisions, deferred tax assets and goodwill changed from the accounts at 12.31.2007 due to the updating of the purchase price allocation relating to the business combination with the Capitalia group.

Income Statement

Consolidated Income Statement (€ million)

	H1		CHANGE		
	2008	2007 PRO-FORMA	€ M	PERCENT	ADJUSTED [1]
Net interest	8,862	7,834	+1,028	+13.1%	+11.0%
Dividends and other income from equity investments	356	472	-116	-24.6%	-22.8%
Net interest income	**9,218**	**8,306**	**+912**	**+11.0%**	**+9.2%**
Net fees and commissions	4,802	5,475	-673	-12.3%	-12.8%
Net trading, hedging and fair value income	-199	1,569	-1,768	n.s.	n.s.
Net other expenses/income	222	191	+31	+16.2%	-30.6%
Net non-interest income	**4,825**	**7,235**	**-2,410**	**-33.3%**	**-35.7%**
OPERATING INCOME	**14,043**	**15,541**	**-1,498**	**-9.6%**	**-11.7%**
Payroll costs	-5,066	-4,814	-252	+5.2%	-2.8%
Other administrative expenses	-2,965	-2,855	-110	+3.9%	+0.4%
Recovery of expenses	303	293	+10	+3.4%	+3.4%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-633	-609	-24	+4.0%	+3.8%
Operating costs	**-8,361**	**-7,985**	**-376**	**+4.7%**	**-1.4%**
OPERATING PROFIT	**5,682**	**7,556**	**-1,874**	**-24.8%**	**-23.5%**
Goodwill impairment	-	-1	+1		
Provisions for risks and charges	-128	-159	+31	-19.5%	-19.1%
Integration costs	-91	-102	+11	-10.8%	-13.5%
Net write-downs of loans and provisions for guarantees and commitments	-1,468	-1,279	-189	+14.8%	+8.8%
Net income from investments	382	450	-68	-15.1%	-17.3%
PROFIT BEFORE TAX	**4,377**	**6,465**	**-2,088**	**-32.3%**	**-30.1%**
Income tax for the period	-1,041	-1,949	+908	-46.6%	-44.3%
NET PROFIT	**3,336**	**4,516**	**-1,180**	**-26.1%**	**-23.9%**
Profit (Loss) from non-current assets held for sale, after tax	-	-	-		
PROFIT (LOSS) FOR THE PERIOD	**3,336**	**4,516**	**-1,180**	**-26.1%**	**-23.9%**
Minorities	-303	-386	+83	-21.5%	-27.3%
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**3,033**	**4,130**	**-1,097**	**-26.6%**	**-23.6%**
Capitalia Purchase Price Allocation effect	-160	-	-160		
NET PROFIT ATTRIBUTABLE TO THE GROUP	**2,873**	**4,130**	**-1,257**	**-30.4%**	**-27.7%**

Note: The 2007 pro-forma income statement includes the Capitalia Group as of 1.1.2007

1. Changes at constant exchange rates and perimeter and net of the effects of TFR reform and the Bank Austria pension fund on H1 2007 payroll cost.

Consolidated Income Statement

Second Quarter 2008

Condesend Income Statement					(€ million)
	Q2		CHANGE		
	2008	2007 PRO-FORMA	€M	PERCENT	ADJUSTED [1]
Net interest	4,400	3,901	+499	+12.8%	+11.1%
Dividends and other income from equity investments	280	355	-75	-21.1%	-18.2%
Net interest income	**4,680**	**4,256**	**+424**	**+10.0%**	**+8.8%**
Net fees and commissions	2,342	2,763	-421	-15.2%	-14.9%
Net trading, hedging and fair value income	484	693	-209	-30.1%	-32.8%
Net other expenses/income	88	103	-15	-14.6%	-47.6%
Net non-interest income	**2,914**	**3,559**	**-645**	**-18.1%**	**-19.3%**
OPERATING INCOME	**7,594**	**7,815**	**-221**	**-2.8%**	**-4.0%**
Payroll costs	-2,570	-2,273	-297	+13.1%	-1.7%
Other administrative expenses	-1,506	-1,469	-37	+2.5%	+0.2%
Recovery of expenses	169	151	+18	+11.9%	+11.8%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-316	-306	-10	+3.4%	+5.3%
Operating costs	**-4,223**	**-3,897**	**-326**	**+8.4%**	**-1.1%**
OPERATING PROFIT	**3,371**	**3,918**	**-547**	**-14.0%**	**-7.4%**
Goodwill impairment	-	-1	+1		
Provisions for risks and charges	-77	-101	+24	-23.8%	-21.1%
Integration costs	-67	-86	+19	-22.1%	-23.5%
Net write-downs of loans and provisions for guarantees and commitments	-713	-659	-54	+8.2%	+3.3%
Net income from investments	180	153	+27	+17.6%	+4.2%
PROFIT BEFORE TAX	**2,694**	**3,224**	**-530**	**-16.4%**	**-8.3%**
Income tax for the period	-609	-954	+345	-36.2%	-29.0%
NET PROFIT	**2,085**	**2,270**	**-185**	**-8.2%**	**+0.5%**
Profit (Loss) from non-current assets held for sale, after tax	-	-	-		
PROFIT (LOSS) FOR THE PERIOD	**2,085**	**2,270**	**-185**	**-8.2%**	**+0.5%**
Minorities	-142	-195	+53	-27.2%	-30.7%
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**1,943**	**2,075**	**-132**	**-6.4%**	**+3.8%**
Capitalia Purchase Price Allocation effect	-77	-	-77		
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,866**	**2,075**	**-209**	**-10.1%**	**-0.4%**

Note: The 2007 pro-forma income statement includes the Capitalia Group as of 1.1.2007

1. Changes at constant exchange rates and perimeter and net of the effects of TFR reform and the Bank Austria pension fund on Q2 2007 payroll cost.

Quarterly Figures

Condensed Income Statement						(€ million)
	2008		2007 PRO-FORMA			
	Q2	Q1	Q4	Q3	Q2	Q1
Net interest	4,400	4,462	4,372	3,993	3,901	3,933
Dividends and other income from equity investments	280	76	292	156	355	117
Net interest income	**4,680**	**4,538**	**4,664**	**4,149**	**4,256**	**4,050**
Net fees and commissions	2,342	2,460	2,687	2,532	2,763	2,712
Net trading, hedging and fair value income	484	-683	-321	32	693	876
Net other expenses/income	88	134	83	135	103	88
Net non-interest income	**2,914**	**1,911**	**2,449**	**2,699**	**3,559**	**3,676**
OPERATING INCOME	**7,594**	**6,449**	**7,113**	**6,848**	**7,815**	**7,726**
Payroll costs	-2,570	-2,496	-2,445	-2,411	-2,273	-2,541
Other administrative expenses	-1,506	-1,459	-1,492	-1,443	-1,469	-1,386
Recovery of expenses	169	134	158	142	151	142
Amortisation, depreciation and impairment losses on intangible and tangible assets	-316	-317	-357	-323	-306	-303
Operating costs	**-4,223**	**-4,138**	**-4,136**	**-4,035**	**-3,897**	**-4,088**
OPERATING PROFIT	**3,371**	**2,311**	**2,977**	**2,813**	**3,918**	**3,638**
Goodwill impairment	-	-	-	-	-1	-
Provisions for risks and charges	-77	-51	-511	-83	-101	-58
Integration costs	-67	-24	-1,104	-102	-86	-16
Net write-downs of loans and provisions for guarantees and commitments	-713	-755	-573	-616	-659	-620
Net income from investments	180	202	1,161	83	153	297
PROFIT BEFORE TAX	**2,694**	**1,683**	**1,950**	**2,095**	**3,224**	**3,241**
Income tax for the period	-609	-432	-498	-717	-954	-995
NET PROFIT	**2,085**	**1,251**	**1,452**	**1,378**	**2,270**	**2,246**
Profit (Loss) from non-current assets held for sale, after tax	-	-	-	-	-	-
PROFIT (LOSS) FOR THE PERIOD	**2,085**	**1,251**	**1,452**	**1,378**	**2,270**	**2,246**
Minorities	-142	-161	-158	-174	-195	-191
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**1,943**	**1,090**	**1,294**	**1,204**	**2,075**	**2,055**
Capitalia Purchase Price Allocation effect	-77	-83	-62	-	-	-
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,866**	**1,007**	**1,232**	**1,204**	**2,075**	**2,055**

Note: The 2007 pro-forma income statement includes the Capitalia Group as of 1.1.2007

UniCredit Share

Share Information

	H1 2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Share price (€)										
- maximum	5.697	7.646	6.727	5.864	4.421	4.425	5.255	5.865	6.115	5.787
- minimum	3.848	5.131	5.564	4.082	3.805	3.144	3.173	3.202	3.586	3.845
- average	4.701	6.541	6.161	4.596	4.083	3.959	4.273	4.830	4.976	4.606
- end of period	3.848	5.659	6.654	5.819	4.225	4.303	3.808	4.494	5.572	4.924
Number of outstanding shares (million)										
- at period end[1]	13,195.9	13,278.4	10,351.3	10,303.6	6,249.7	6,316.3	6,296.1	5,046.4	5,024.2	4,976.2
- shares cum divided		13,195.3	10,357.9	10,342.3	6,338.0	6,316.3	6,296.1	5,131.1	5,024.2	5,014.2
of which: savings shares	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*
- average[1]	13,195.2	11,071.6	10,345.2	6,730.3	6,303.6	-	-	-	-	-
Dividend										
- total dividends (€ million)		3,431	2,486	2,276	1,282	1,080	995	724	649	648
- dividend per ordinary share		0.260	0.240	0.220	0.205	0.171	0.158	0.141	0.129	0.129
- dividend per savings share		0.275	0.255	0.235	0.220	0.186	0.173	0.156	0.137	0.137

Earnings ratios

	IAS					ITALIAN GAAP					
	H1 2008	2007	2006	2005	2004	2004	2003	2002	2001	2000	1999
Shareholders' equity (€ million)	55,707	57,724	38,468	35,199	14,373	14,036	13,013	12,261	9,535	8,644	7,708
Group portion of net profit (€ million)	2,873	5,961	5,448	2,470	2,069	2,131	1,961	1,801	1,454	1,395	1,287
Net worth per share (€)	4.22	4.35	3.72	3.42	2.30	2.21	2.06	1.95	1.89	1.72	1.55
Price/ Book value	0.91	1.30	1.79	1.70	1.84	1.91	2.09	1.96	2.38	3.24	3.18
Earnings per share (€)[2]	0.44	0.54	0.53	0.37	0.33	0.34	0.31	0.29	0.28	0.28	0.26
Payout ratio (%)		57.6	45.6	92.1		60.2	55.1	55.2	49.8	46.5	50.3
Dividend yield on avarage price per ordinary share (%)		3.97	3.90	4.79		5.02	4.32	3.70	2.92	2.59	2.80

1. The number of shares is net of own shares.
2. First half 2008 figures are annualised.

Earnings per share (€)


0.26
0.28
0.28
0.29
0.31
0.34
0.33
0.37
0.53
0.54
0.44
1999
2000
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2007
1H 2008 (1)
DL 87/92
IAS/IFRS

Group Results for First Half 2008

Macroeconomic and Banking Scenario

Macroeconomic Background

In H1 2008, the world economy maintained a good rate of growth, thanks to continued sustained development in the emerging economies, which partly offset the progressive narrowing of growth differentials between the United States and the Eurozone. In Q2 2008, in fact, weak internal demand in the U.S. began to be felt in the Eurozone, prompting a slowdown in growth in the area, amplified by further strengthening of the euro and by the divergence in monetary policy between the Fed and the ECB. Both advanced economies were also pressured by the persistent increase in oil prices, which shot up 150 per cent in nominal terms from early 2007 (and stood at US$ 137 per barrel at the end of June).

In the United States, GDP growth continued positive in Q1 (1.0% q/q annualised, from 0.6% in Q4 2007), on the one hand delaying the start of a true recession, but, on the other hand, confirming that stagnation is in progress. The contribution to growth by residential investment was once again heavily negative (-1.12%) - given a 25% q/q annualised contraction - in addition to which there was greater weakness both in individual consumption as well as in non residential investment, which saw their contribution to GDP growth slip in Q1 compared to the previous quarter (to 0.81% and 0.06%, respectively).

According to monthly data indicators, the scenario in Q2 remained in line with Q1, thanks to some resilience in the US manufacturing sector. Although industrial production grew by a tepid 0.2% y/y in May, the ISM Manufacturing Confidence Index reported for June was over the threshold indicative of an expansion (at 50.2).

Growth in household consumption is more uncertain after another drop in the Consumer Confidence Index in June, down to 56.4, the lowest level since May 1980. However, the tax refunds disbursed to U.S. households in May should help for several months in offsetting the loss of purchasing power associated with increasing commodities prices.

Even though the Fed kept the target rate on Fed Funds unchanged at 2% in June, the outlook of overall slowing for the US economy nevertheless has not prevented it from paying greater heed in the FOMC meeting statement to worries about increasing inflation due to uncertainties in the future track of energy and other commodities prices.

In Europe, after disappointing growth in Q4 2007, GDP posted a new increase in Q1 2008 (growing by 0.7% q/q and 2.1% y/y), sustained by particularly strong economic growth in Germany (1.5% q/q and 2.6% y/y). In Italy, on the other hand, GDP expansion was more limited, reaching 0.5% q/q, practically offsetting the 0.4% q/q drop observed in Q4 2007.

However, the acceleration in Q1 was followed in subsequent months by a trend toward progressive weakening, with monthly indicators showing possible stagnation for Q2 2008. The growth of industrial production in fact showed a marked halt in May in the euro area's major economies. In particular, during the April-May period, compared to Q1, both Germany and Italy had a contraction in industrial output (-1.9% and -0.5%, respectively). In June, furthermore, business confidence survey indicators continued to deteriorate, with the Eurozone PMI Manufacturing Index dropping for the first time in June below the critical stagnation threshold.

On the consumer front, though the situation on the employment market still remains favourable, with the unemployment rate stable at 7.2% in May, growth appears weak in general in the Eurozone as well, with retail sales undergoing a contraction of 0.7% y/y during the period from January-May. Here too, the progressive loss of household purchasing power lashed at consumption.

The strong increases in oil prices, and in commodities prices in general, have in fact triggered an acceleration of prices, bringing Eurozone consumer price inflation up to 4.0% in June. The growth nevertheless again reflects the direct impact of the increase in commodities prices on energy and food components, leaving core inflation below 2% in June (+1.8%). In this context, the European Central Bank decided to raise its reference rate by 25 basis points at the beginning of July, bringing it to 4.25%. The decision was taken to prevent the possible impact of the recent acceleration in prices on salaries and wages and to reiterate a firm determination to ensure a solid link with inflation expectations. This commitment appears particularly significant in a context in which lending continues to grow at fast rates and no signs have yet emerged of a credit crunch as a result of the financial crisis.

Insofar as the Central and Eastern European (CEE) countries are concerned, after having reached a peak in the economic growth cycle in 2007 (6.7% y/y on average), the region has begun to show the first signs of a slowdown in the first half of the year. However, this slowdown is more accentuated in the Baltic countries, being less evident in the countries of Central Europe. Economic growth has continued to be buoyed both by internal as well as by external demand.

Macroeconomic and Banking Scenario (Continued)

Consumption and investment have begun to decelerate, however, suffering from the increase in interest rates, as well as from increasing inflationary pressures. Inflation rose a little everywhere, primarily on account of the increase in oil and food prices internationally.

The liquidity and credit crisis had moderate repercussions on the CEE in the first half of the year, with the exception of Kazakhstan. In Kazakhstan, stalled credit growth, together with the bursting of the residential construction bubble, kept domestic demand subdue; nonetheless, GDP growth for the whole 2008 will remain around 4.5% (thanks to strong domestic demand for oil and gas). International investors began to be more selective in the region. Spreads on CDS (Credit Default Swaps), which in many countries had more than doubled between the beginning of the year and mid-March, decreased in the subsequent weeks, then rose again in early May especially in the more vulnerable countries, characterised by economic and/or political imbalances. In Ukraine, Turkey and Latvia, in particular, CDSs reached levels in late June that were higher than those in mid-March. A certain volatility has also characterised the exchange market, with the exception of the Polish zloty and the Czech crown, on the one hand, and the Slovak crown, on the other, which continued to enjoy a trend toward greater overall appreciation, with the former two perceived as safe havens and the latter benefiting from steps toward convergence with the euro.

The central banks continued to implement restrictive monetary policies. In Poland, in particular, the Monetary Policy Council raised interest rates by 100 bps at the beginning of the year, bringing them to 6.0% at the end of June, for purposes of counteracting the growth in prices. For the same reason, the Rumanian Central Bank raised rates by 225 bps during the same period, whilst the Hungarian Central Bank upped the main reference rate from 7.50 to 8.50%. Even the Turkish Central Bank resumed a restrictive stance in Q2 2008, raising rates by 100 bps, also to counter a climate of uncertainty on the political scene, whilst Serbia's central bank raised rates by 575 bps over the course of the half year, to a level of 15.75%.

Banking and Financial Markets Scenario

The US crisis continued to have repercussions on European financial markets again in H1 2008, further aggravated by commodity price pressures, although on the credit market the impact continued to be relatively modest. In fact, in the Eurozone overall, lending continued to grow at decidedly sustained rates of over 10% on average up through May 2008, though settling down on a relative basis beginning in Q2. Overall lending growth sector-wide was due primarily to demand from non-financial companies, sustained by a robust investment cycle, whilst household borrowing (especially for the purchase of housing) suffered in all major countries from the progressive interest rate hikes that have characterised the last two years.

At the country level, moreover, it is Germany that has contributed most to sustaining lending growth, as well as economic growth in the entire area. Considering the three countries of reference for the Group specifically, in Italy overall lending (to the private sector) grew in May 2008 by 8.2% y/y, slowing down from 9.8% in December 2007, whilst in Austria the increase was 4.3% (+3.6% y/y in December 2007).

In Germany, overall lending increased by 3.4% y/y in May (according to monthly ECB statistics), an increase that is not very strong compared to the other European countries, but which is high by German standards and, in fact, in further acceleration (2.1% at December 2007), thanks to the corporate sector, which in May posted y/y loan growth of 10.2% y/y (7.4% in December 2007 according to ECB data).

In Italy as well, business loans continued to be particularly robust, growing 12.6% y/y (13.2% in December 2007), whilst in Austria they increased by 9.3% (7.5% y/y in December 2007). Household credit demand, on the other hand, slowed markedly, dropping in particular in Italy to 3.4% y/y from 7.8% in December 2007, whilst in Germany it continued at negative rates also in May (-1% vs. -1.3% in December 2007). Only in Austria did mortgages exhibit relative growth acceleration.

Deposit volumes continued to grow as well during H1, with increases in deposits in some cases actually outstripping lending increases. This was the case particularly in the Eurozone and even in Germany, where deposits grew by 7.8% y/y in May thanks primarily to time deposits with maturities of up to 2 years. In Austria, the greater liveliness of short-term time deposits continued as well. In Italy, though showing signs of rebounding in recent months, deposits grew at a much more limited rate (+4.8% y/y in May according to the Italian banking association ABI's estimates from 2.4% y/y in December 2007), since greater preference has continued to go to bank bonds, which increased by 17% y/y in May, according to the ABI, from 12.1% in December 2007.

In terms of bank interest rates, the trend toward increases came to prevail again in Q2 2008 for both lending and deposit rates in all three countries concerned, with even more marked increases in deposit rates. This resulted in a general narrowing of spreads (the difference between lending and deposit rates) in H1 not just in Germany and Austria, where deposit rates are stickier than lending rates, but also in Italy. To be specific, the banking spread in Italy fell in H1 2008 by 5 bps from December 2007, whilst in Austria it dropped by 10 bps and in Germany, it narrowed by 13 bps.

The financial markets posted greater losses in Q2 2008 (concentrated primarily in the month of June). The Italian stock market had the overall worst performance, with a drop of 23.9% in the first half from December 2007, whilst the Morgan Stanley Capital Index Europe fell 18.9% during the period.

The Austrian stock market (ATX) lost 12.8%, and the German stock market was down by 20.4%. The mutual fund market suffered in general from negative equities performance, in particular the Italian industry, which continues to be lashed by sizeable outflows. In H1 2008 there was a net outflow of €70 billion in Italy (-€53 billion for all of 2007) and an outflow of € 7.2 billion in Austria (-€2.7 billion for all of 2007), though there was an inflow of €21.1 billion in Germany (excluding institutional funds) for the January-May 2008 period (+€28.7 billion in 2007).

Main Results and Performance for the Period

The Group's results at June 30, 2008 continue to be affected by the persistent negative condition of the financial markets, although in the second quarter of 2008 the trend was inverted, especially for the Markets & Investment Banking Division (MIB), which in Q1 2008 had been the most severely hit. By contrast the good performance of traditional commercial banking business, driven by the Group's banks in Central and Eastern Europe, which has shown again that the business model is a valid one in terms of geographical and sectorial diversification. Overall the Group's results continue to be positive and show growth over the previous quarter.

Results of the group (€ billion)



H1 07
H1 08
7.6
5.7
4.1
2.9
2.2
1
Operating profit
Net profit
EVA

Operating Income Breakdown (€ billion)



0.2
1.6
5.5
8.3
0.2
4.8
9.2
0.2
1H07
1H08
Others
Net trading profit
Net fees and commissions
Net interest

Net profit for the First Half of 2008 was €2,873 million, a fall of 30.4% from pro-forma H1 2007 and 27.7% 'normalized' (i.e., at constant exchange rates and perimeter) . This decline in **Net profit** was largely due to the negative performance of the MIB Division Q1 2008. Net of MIB, **Group net profit** would increase by 4.2% (y/y pro-forma). The positive performance of Q2 2008 is confirmed by the **net profit** for this period, which was €1,866 million, on a like-for-like basis in line with that of Q2 2007. At the same time the ability to create value increased in H1 2008: **EVA** was €944 million in Q2 2008, more than in Q1, reaching €957 million at June 30, 2008 – a reduction of €1,273 million from H1 2007 pro-forma, but almost in line with the previous year net of MIB.

The Group's **Operating profit** was €5,682 million in H1 2008, a 24.8% reduction from H1 2007 pro-forma (-23.5% normalized). The decrease drops to 2.9% y/y excluding the contribution of the MIB Division. An analysis of the performance of individual divisions shows on the one hand the excellent result of the CEE Division, whose H1 2008 operating profit was up by 39.3% (42% the growth in Q208), and on the other the significant maintenance of commercial banking profitability in Italy, Austria and Germany: the Retail Division's **operating profit** was up by 6.3% over H1 2007 pro-forma and that of Corporate Banking by 2%. In Q2 2008, which saw the MIB Division return to operating profit of €446 million as against the Q1 result of -€673 million, **operating profit** was €3,371 million, and the normalized y/y reduction from Q2 2007 was much smaller than in H1 08 (- 7.4%).

Operating profit was influenced by Group revenue performance in H1 2008. **Operating income** at €14,043 million was down by 9.6% y/y pro-forma, but up by 7.9 % in the commercial banking business[2]. Consolidated revenue also performed better in Q2 2008, achieving €7,594 million (-2.8% from Q2 2007 pro-forma).

Net interest income saw double-digit growth in H1 2008 achieving €9,218

1. As detailed in the Prefatory Note to the First Half Financial Report, the business combination with Capitalia was effective October 1, 2007 and therefore the comparison of H1 2008 figures with H1 2007 used pro-forma data for 2007. All y/y changes are stated on a like-for-like basis, i.e. at constant exchange rates and perimeter and not including the effect of the reform of the Italian severance pay system (TFR) and of Bank Austria's pension fund on H1 2007 payroll costs ("normalized changes").
2. Consolidated revenue related to Retail, Corporate, Private, CEE and Poland's Market Divisions.

million, up by 11.0% y/y pro-forma and by 9.2% 'normalized'. This growth was largely due to increased volumes both in **Customer loans**, which touched €599 billion, up by 3.9% over end-2007 and by 7.4% over June 30, 2007 pro-forma, and in **Customer deposits**, which reached €402 billion, up by 3.0% over end-2007 and by 8.0% over H1 2007 pro-forma. Market interest-rate changes had a limited positive effect on net interest income.

All the Group's business segments contributed to the net interest income result: CEE Division's net interest income grew by 45.9%[3] y/y over H1 2007 pro-forma, bringing its share of this income component to 15.6%, the Retail and Corporate Divisions having grown more slowly, by 6.5% and 8.2% y/y pro-forma respectively.

Total **Fees and commissions** fell by 12.3% y/y and by 12.8% at constant exchange rates and perimeter reaching €4,802 million. This performance was chiefly due to the influence of adverse market conditions on trading and asset management. The CEE Division had an excellent result: its net fees and commissions grew sharply by 25.2% y/y and by 13.8% like-for-like in H1 2008 whereas the other Divisions recorded lower H1 commissions (MIB and Asset management, somewhat less Poland's Markets, Private Banking and Corporate Banking) or unchanged, as in the case of the Retail Division. A breakdown by type of commission shows a general fall in asset management and administration fees of 20.2% y/y, made up of sharp declines of 26.6% in fund managers' fees, of 20.8% in bancassurance and of 10.9% in other securities business and a moderate fall of 4.7% in fees on segregated accounts. At the end of H1 2008, assets under management in the Group's asset management companies had contracted by 16% from end 2007 and by 25% y/y. Other commissions relating to the Group's traditional commercial banking business included money transmission (collection and payment), which increased slightly by 0.5% y/y and other services, which grew faster, by 4.6%, while current account, loan and guarantee commissions fell by 6.9%, as did those relating to currency trading and foreign business, by 15.6%.

Net trading, hedging and fair value income recorded a loss of €199 million or €1,768 million less than H1 2007 pro-forma, due principally to the structured credits business; however the Q2 result, a profit of €484 million, shows that there was a turnaround, mainly due to the recovery of the structured credits market.

Market turmoil still had a negative impact on **Trading profit**, which was down by 33.3% y/y pro-forma, though this reduction was smaller in Q2 2008 at -18.1% y/y.

The Group's H1 2008 **Operating costs** were €8,361 million, a reduction of 1.4% on a like-for-like basis. This trend was maintained in Q2 2008, the relevant figures being €4,223 million and -1.1% y/y, which proves the effectiveness of the rationalisation and efficiency-raising strategies over the last two years.

Payroll cost was €5,066 million: this was a reduction of 2.8% on a like-for-like basis, due to the early leaving incentive scheme launched as part of integration with the former Capitalia Group, to initiatives aiming to optimize the use of human resources and to the reduction of variable pay in light of the performance of the MIB Division. These items offset the rise in staff cost in Eastern Europe due to branch network expansion and increasing salaries.

Net Fees and commissions (€ million)

	H1		CHANGE	
	2008	2007	AMOUNT	PERCENT
Asset management, custody and administration:	2,179	2,731	- 552	- 20.2%
segregated accounts	*163*	*171*	*- 8*	*- 4.7%*
management of collective investment funds	*1,038*	*1,414*	*- 376*	*- 26.6%*
insurance products	*343*	*433*	*- 90*	*- 20.8%*
securities dealing, placement and other services	*635*	*713*	*- 78*	*- 10.9%*
Current accounts, loans and guarantees	1,260	1,354	- 94	- 6.9%
Collection and payment services	746	742	+ 4	+ 0.5%
Forex dealing	255	302	- 47	- 15.6%
Other services	362	346	+ 16	+ 4.6%
Total net fees and commissions	**4,802**	**5,475**	**- 673**	**- 12.3%**

3. It should be noted that CEE Division consolidated new acquisitions in Ukraine and Kazakhstan, not included in 2007.

Main Results and Performance for the Period (Continued)

The **FTE** *(Full Time Equivalent)*[4] headcount was 177,571 at June 30, 2008 , an increase of 7,755 people over December 31, 2007, which breaks down as follows:

- branch network expansion in the CEE Division: an increase of some 12,598 people due mainly to the acquisition of Ukrsotsbank in Ukraine (+10,418) and the Group's growth in Kazakhstan (+446), Turkey (+434) and Russia (+461);
- in increase of 558 people in Austria following the consolidation of the service company Infotech (658 people);
- a reduction of 1,422 people in Italy, mainly due to the early leaving incentive scheme launched as part of integration with the former Capitalia Group;
- a reduction of 759 people in Germany, largely due to the outsourcing of FMS Bank and despite the inclusion of HVB Leasing in the scope of consolidation (+130);
- a reduction of 3,220 people following the sale of BPH group.

Net of the acquisition in Ukraine, the consolidation of HVB Leasing and Infotech, and the sale of BPH, the Group's headcount would have been reduced by 231 people, despite the expansion in the other CEE countries.

Other administrative expenses amounted to €2,965 million in H1 2008 which rose only slightly over H1 2007, by 0.4%, on a like-for-like basis. This result was confirmed in Q2 2008 (+0.2% y/y on a like-for-like basis) and was attributable to the Group's policy of balancing development in Eastern Europe with cost containment in all the business Divisions.

Amortization, depreciation and impairment losses on tangible and intangible assets grew slightly y/y by 3.8% on a constant perimeter basis, also due to the expansion of business in Central and Eastern Europe.

The increase in the Group's **Cost/Income Ratio** to 59.5% for H1 2008 as against 51.4% for H1 2007 pro-forma was largely due to the reduction in revenue; in Q2 2008 there was a decided improvement to 55.6%, partly due to the efficiency gains achieved under ongoing initiatives.

At June 30, 2008 **Net write-downs of loans and receivables and provisions on guarantees and commitments** amounted to €1,468 million, an 8.8% increase y/y on a like-for-like basis; this increase was partly attributable to the worsening of economic conditions and partly to the increase in lending.

Asset quality data show that the increase in impairment losses should be read in conjunction with the Group's strict credit policy, which aims to contain risk and maintain high asset quality. **Impaired loans** at carrying value totaled €16.5 billion at June 30, 2008, which was a reduction of €0.4 billion from December 31, 2007 and was 2.75% of **total loans** and receivables as against 2.94% at end 2007, evidence of the Group's highly prudent credit strategy. This reduction was most evident in **Non-performing loans**, down by 15 bps in terms of the ratio to total loans, while Restructured Loans and Doubtful loans were down respectively by 0.04% and 0.02% and Past-dues increased only slightly (up by 0.04%). In line with this strategy, the **Coverage ratio** (i.e., the ratio of impairment losses to the nominal value of impaired loans) increased from 54.5% at end 2007 to 55.6% at June 30, 2008.

4. FTE: Staff on the payroll less secondees with other companies and long-term absentees, and plus secondees from other companies. All categories are calculated in terms of hours worked (i.e. the share for which the company bears expense).
5. The KFS Group is consolidated proportionately but included here as to 100%.

Loans to Customers asset quality (€ million)

	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED LOANS	PAST-DUE LOANS	IMPAIRED LOANS	PERFORMING LOANS	TOTAL CUST. LOANS
As at 06.30.2008							
Face value	27,018	6,427	1,430	2,253	**37,128**	585,159	**622,287**
as a percentage of total loans	*4.34%*	*1.03%*	*0.23%*	*0.36%*	***5.97%***	*94.03%*	
Writedowns	17,638	2,281	418	293	**20,630**	2,713	**23,343**
as a percentage of face value	*65.3%*	*35.5%*	*29.2%*	*13.0%*	***55.6%***	*0.5%*	
Carrying value	9,380	4,146	1,012	1,960	**16,498**	582,446	**598,944**
as a percentage of total loans	*1.57%*	*0.69%*	*0.17%*	*0.33%*	***2.75%***	*97.25%*	
As at 12.31.2007							
Face value	27,759	5,937	1,654	1,856	**37,206**	562,009	**599,215**
as a percentage of total loans	*4.63%*	*0.99%*	*0.28%*	*0.31%*	***6.21%***	*93.79%*	
Writedowns	17,827	1,827	449	188	**20,291**	2,604	**22,895**
as a percentage of face value	*64.2%*	*30.8%*	*27.1%*	*10.1%*	***54.5%***	*0.5%*	
Carrying value	9,932	4,110	1,205	1,668	**16,915**	559,405	**576,320**
as a percentage of total loans	*1.72%*	*0.71%*	*0.21%*	*0.29%*	***2.94%***	*97.06%*	

The above-described performance produced **Profit before tax** of €4,377 million at June 30, 2008, a reduction of 30.1% y/y on a like-for-like basis, which would be -2% net of the MIB Division. Q2 profit before tax shows an improvement at Group level, in that the y/y reduction of 8.3% on a like-for-like basis was more contained. After **Tax** of €1,041 million, **Minorities** of €303 million and the Purchase Price Allocation of the Capitalia acquisition (€160 million) the **Group's Net profit** for the first half of 2008 was €2,873 million.

With regard to capital ratios (following Basel 1 Standard): the ***Core Tier 1 ratio*** was 5.55% (as against 5.83% at December 31, 2007) mainly due to the acquisitions made in H1 2008 (ATF, Ukrsotsbank and the BA-CA minorities). The **Total Capital ratio** was 10.09% at June 30, 2008, from 10.11% at December 31, 2007, thanks to the issue of equity instruments that offset the effect on the Core Tier 1 ratio. Both of these capital ratios improved from the first to the second quarter of 2008.

Information on capital absorption calculated according to Basel 2 standards will be published in the disclosure to the public (so-called Pillar 3), as required by prevailing regulations.

Contribution of Divisions to Group Results

The following table gives the contributions of the Divisions to the Group's First Half 2008 results. These show that the traditional business of commercial banking has performed well and in the last analysis that the Group's business model - enabling geographical and sectorial diversification - is a valid one. The analysis of each business Division's results is given below in the Report on Operations.

Key Figures (€ million)

	RETAIL	CORPORATE	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	POLAND'S MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUST. INCLUDED)	CONSOLIDATED GROUP TOTAL
OPERATING INCOME									
H1 2008	5,681	3,066	743	609	504	1,122	2,145	173	14,043
Change over H1 '07 pro-forma	*3.7%*	*3.0%*	*0.5%*	*-23.0%*	*n.s.*	*5.9%*	*36.6%*	*n.s.*	*-9.6%*
Operating costs									
H1 2008	-3,694	-1,001	-448	-260	-731	-521	-1,057	-649	-8,361
Change over H1 '07 pro-forma	*2.4%*	*5.0%*	*4.4%*	*-19.8%*	*-21.5%*	*11.6%*	*34.0%*	*n.s.*	*4.7%*
OPERATING PROFIT									
H1 2008	1,987	2,065	295	349	-227	601	1,088	-476	5,682
Change over H1 '07 pro-forma	*6.3%*	*2.0%*	*-4.8%*	*-25.3%*	*n.s.*	*1.5%*	*39.3%*	*n.s.*	*-24.8%*
PROFIT BEFORE TAX									
H1 2008	1,335	1,534	312	373	-293	568	926	-378	4,377
Change over H1 '07 pro-forma	*-5.6%*	*-1.4%*	*5.4%*	*-20.5%*	*n.s.*	*-2.9%*	*36.4%*	*n.s.*	*-32.3%*
EVA									
H1 2008	532	490	138	228	-431	204	367	-571	957
Change over H1 '07 pro-forma	*21*	*57*	*4*	*-103*	*-1,139*	*8*	*74*	*-195*	*-1,273*
Cost/income ratio									
H1 2008	65.0%	32.6%	60.3%	42.7%	n.s.	46.4%	49.3%	n.s.	59.5%
Change over H1 '07 pro-forma	*-83 bp*	*65 bp*	*224 bp*	*173 bp*	*n.s.*	*234 bp*	*-98 bp*	*n.s.*	*816*
Employees [1]									
as at 30 June 2008	53,475	11,932	4,459	2,297	3,869	22,184	56,245	23,110	177,571
Change over 31 December 2007	*-456*	*-8*	*19*	*-169*	*-400*	*-65*	*12,598*	*-3,764*	*7,755*

1. "Full time equivalent" data. These figures include all employees of subsidiaries consolidated proportionately, such as Koç Financial Services Group employees.

Retail Division

The UniCredit Group's Retail division focuses on satisfying the financial needs of the mass-market and of affluent individuals, together with small businesses, in Italy, Germany and Austria. The division intends to gather and take advantage of the Group's know-how in the area of Retail Banking and make it available to its customers regardless of their location. This will make it possible to achieve continual growth despite the international financial crisis that has brought about market turbulence. The data provided below include the former Capitalia banks (Banca di Roma, Banco di Sicilia and Bipop) which were integrated into the Group last year.

Income Statement (€ million)

	H1		CHANGE	2008		2007	CHANGE %
RETAIL DIVISION	2008	2007	%	Q2	Q1	Q2	ON Q2 '07
Operating income	5,681	5,476	+3.7%	2,839	2,842	2,750	+3.2%
Operating costs	-3,694	-3,606	+2.4%	-1,860	-1,834	-1,779	+4.6%
Operating profit	1,987	1,870	+6.3%	979	1,008	971	+0.8%
Net write-downs on loans	-599	-451	+32.8%	-315	-284	-209	+50.7%
Profit before tax	1,335	1,414	-5.6%	611	724	752	-18.8%

Balance Sheet (€ million)

	AMOUNTS AS AT			CHANGE ON DEC '07	
RETAIL DIVISION	06.30.2008	03.31.2008	12.31.2007	AMOUNT	%
Loans to customers	184,939	186,637	186,295	-1,356	-0.7%
Customer deposits (incl. Securities in issue)	197,802	196,555	197,553	249	+0.1%
Total RWA	122,991	122,370	118,915	4,076	+3.4%
RWA for Credit Risk	121,730	120,990	117,630	4,100	+3.5%

Key Ratios and Indicators

	H1		CHANGE	
RETAIL DIVISION	2008	2007	AMOUNT	%
EVA (€ million)	532	511	21	+4.1%
Absorbed Capital (€ million)	7,206	6,684	522	+7.8%
RARORAC	14.77%	15.31%	-54bp	
Operating Income/RWA (avg)	9.33%	9.68%	-35bp	
Cost/income	65.0%	65.9%	-90bp	
Cost of Risk	0.99%	0.81%	18bp	

Staff Numbers

	AMOUNTS AS AT			CHANGE ON DEC '07	
RETAIL DIVISION	06.30.2008	03.31.2008	12.31.2007	AMOUNT	%
Full Time Equivalent	53,475	53,443	53,931	-456	-0.8%

Financial Performance

In the first half of the year, the Retail Division reported **profit before taxes** of €1,335 million (-6% y/y, or +6% excluding the extraordinary impact on costs that benefited 2007 and negatively affected 2008), with differing contributions in the three countries: Italy, with 74% of operating income, generated 81% of overall operating profit, while the restructuring and consolidation process begun in 2006 is continuing in Germany and Austria.

Profit growth was driven, on the one hand, by **net interest income**, as a result of higher volume and interest rates (one-month Euribor rose by 50 basis points over the first six months of the previous year), and by careful cost management, on the other hand.

Operating income for the first half of the year totaled €5,681 million, an increase of 4% y/y attributable to net **interest income** (€3,547 million representing an increase of 7% y/y) with the majority contribution coming from Italy, which reported a significant increase in net interest income (+10% y/y) and in **net commissions** (+4% y/y).

In terms of sales performance, the Italian Retail Division (meaning the commercial banking areas of **UniCredit Banca, UniCredit Banca di Roma, Banco di Sicilia and Bipop**) successfully continues to work on initiatives that are intended to bring in new customers and increase overall financial assets. With Trasloco Facile, a business initiative launched by UniCredit Banca and extended to the former Capitalia banks, about €950 million in new financial assets were acquired in the first six months of 2008. The growth trend in current accounts

Retail Division (Continued)

continued with 125,000 net new accounts opened since the beginning of the year. The range of Genius package accounts is being particularly well received, including by former Capitalia customers (about 200,000 accounts opened since the beginning of the year). During the half year, the Italian Retail Division opened over 400,000 Genius accounts. The most successful products included Genius Ricaricabile; these accounts reached a total of 178,000 during the half year.

With regard to **small businesses**, there was increased penetration in short-term lending products, and especially at former Capitalia banks (UniCredit Banca di Roma +9%, Banco di Sicilia +10% and Bipop +3%; end of May 2008 data compared to end of 2007). Excellent volume growth (+18% y/y) together with rising interest rates mitigated the loss of spread due to the increase in Euribor.

The mortgage business was affected by the international financial crisis and the growth in interest rates that had a negative effect on household demand for mortgages. At the same time, the increased risk level of this business has made it necessary to closely assess customers' credit standing. In this context, a new business approach has been defined (Pricing at Risk) which aims to reward the best customers, on the one hand, and to avoid losing value on the riskiest customers, on the other hand. This strategy is still being implemented in the various distribution channels, and it will make it possible to easily and rapidly identify the price to apply to an individual customer based on a few clear reference parameters. At the same time, the Retail Division, as a reflection of its focus on innovation and the needs of the market, launched two products aimed at bringing in new customers: *Trasloco Mutuo*, which makes it possible to transfer an existing mortgage at other banks leaving the amount of the remaining debt and tax benefits unchanged, and with no need of a new notarial deed for the new mortgage, and *Trasloco Mutuo Plus*, which allows for existing mortgages at other banks to be replaced, and makes it possible to generate additional cash without losing any tax benefits. Due to synergies with **UniCredit Banca per la Casa**, the product company specializing in real estate mortgages, the Retail Division generated new business totaling €5.8 billion in the first half of 2008 (-28% y/y) with a gradual decline in the participation of allied channels in overall production.

With regard to consumer credit, in the first half of 2008, the Italian Retail Division in cooperation with **UniCredit Consumer Financing Bank** (the specialized Group company) generated new business (personal loans, special-purpose loans, credit cards and loans against wages) totaling about €3.2 billion, including about 20% from the non-banking channel. Looking more closely at the contribution of various products, in the first half of 2008 new personal loans issued by the banking channel reached a level of €1,262 million (+2% y/y), while the non-banking channel contributed €378 million (including €144 million in personal loans, +47% y/y, and €234 million in special-purpose loans, +59% y/y). Credit card transactions totaled about €1.5 billion with over 2 million credit cards in circulation including 900,000 revolving credit cards. On the other hand, in the foreign market, work is proceeding with the introduction of Europe-wide product platforms and the development of innovative service models based on local best practices. In addition, since mid-May, the joint venture between UniCredit Consumer Financing and UniCredit Tiriac Bank has been operational. Efforts aimed at the international expansion of the consumer loan business continued in the first half of 2008: The Munich branch continued its operations in the credit card segment with the issuance of 26,000 new cards. Business volume totaled about €69 million during the period. In the second quarter of 2008, HVB branches began distributing personal loans (€7.9 million in loans made). In Bulgaria, the subsidiary UniCredit Consumer Financing AD continued its growth trend by making about €17 million in loans in the first half of 2008 (+135% over 2007, and +9.3% over budget), largely consisting of personal loans and other special-purpose loans.

In Germany, **HVB** reported satisfactory deposit performance bolstered by the continued success of *Willkommenskonto* with over 80,000 new customers in 2008. This was in addition to the initiative aimed at the youth segment that resulted in new customers due to the cooperation with Lego for the *KidsKonto* product. Market turbulence drove customers to seek out greater investment safety, and as a result, fixed and floating rate bonds were particularly popular. There was strong demand for Floater bonds (with sales of €500 million) and *Stufenszinsanleihen* (€200 million), the indexed bond with guaranteed principal, Anleihe (€600 million) and the conservative F&C Stiftungsfonds funds (€200 million), with 70% of their assets invested in bonds. *The VermoegensDepot Privat* product has been particularly successful. This product involves customers assigning HVB to manage their accounts which allows them to take advantage of tax optimization schemes that were tailored on the basis

of affluent customer needs. In the first half of the year, *VermoegensDepot Privat* generated sales of about €1.5 billion. The innovative partnership with Yapi Kredi has led to the opening of three dedicated branches and corners in existing HVB branches offering products and services tailored to meet the needs of Turkish customers. This partnership has led to good results in terms of new customers in the first half of 2008.

In Austria, the first half of the year was characterized by initiatives carried out by **Bank Austria** in the area of investment products. The following were particularly popular among customers: the Pioneer Investment guaranteed principal Global Emerging Markets Guarantie fund (with sales volume of €300 million), the BRIC Africa Guarantie fund (€109 million) and Pia Austria Guarantie fund (€86 million); the WAIGA guaranteed principal indexed bond (€68 million); the specialized Real Invest Austria fund (€190 million); the *FokusInvest* segregated account (€22 million); and *S.M.I.L.E. Garant* guaranteed principal insurance products (launched in March 2008 with sales already totaling over €60 million). In order to support the initiatives launched by Bank Austria, and to celebrate the UEFA EURO 2008 Soccer Championships, which were held in Austria, the indexed Champions Bond was launched in May, and in two months produced sales of €39 million. In addition, toward the end of March, the new product called *ErfogsPaket* was introduced; it consists of a savings deposit and an investment fund. With regard to loans to households, in February 2008 the bank launched *Euro-Loans*, a new loan with an interest cap for the first five years.

In the first half of the year, the Retail Division's overall **operating costs** were €3,694 million, with a modest increase over the previous year (+2%, which translates to -2% if adjusted for extraordinary items in Italy) due to cost savings in Austria (-8% y/y) and in Germany (-4% y/y). In Italy, operating costs rose by 6% y/y, but were down by 2.5% if adjusted for the benefit used in 2007 resulting from a change in the regulation regarding severance pay and measures to harmonize contributions for former Capitalia banks. UniCredit Consumer Financing and UniCredit Banca per la Casa reported an increase in operating costs due to investments in international development.

As at June 30, the Retail Division had about 456 fewer **FTEs** (Full Time Equivalents) than at the end of last December, mainly due to the reorganization of the former Capitalia banks following the process of integration into the Group which was funded by the leaving incentive program.

The **cost-income ratio** for the first half of the year was 65% (-90 basis points y/y) due to the increase in revenues and greater efficiency in the management of costs.

The above factors resulted in **operating profit** for the first half of the year of €1,987 million (+6% y/y).

In the first six months, **net impairment losses** were up by 33% over the previous year to a level of about €600 million with a resulting increase of +18 basis points y/y in the **cost of risk** to 0.99% mainly due to a deterioration in the loan situation and the standardization of risk policies at the former Capitalia banks.

Customer deposits in the Retail Division including securities in issue remained largely unchanged from the previous year-end at €198 billion, while **Loans to customers** at €185 billion show a mild reduction from previous year-end as a consequence of a reclassification of loans at the branches to be sold following a decision of the Italian Competition Authority. Net of such reclassification, loans would have increased by 4%.

As at June 30, 2008 the Retail Division achieved value creation, or **EVA**, of €532 million (+€21 million or 4% y/y) which translates into **RARORAC** of 14.8% (15.3% in 2007).

These good results were also due to the intense, ongoing efforts to achieve customer retention. The customer satisfaction index **(TRI*M)**[1] went up in all three countries. The inclusion of former Capitalia banks in the Group in Italy and compliance with the Group's service model have already shown signs of positive customer response, especially in the small business segment at UniCredit Banca di Roma, with the TRI*M index up by four points, and in the mass market segments at Banco di Sicilia and Bipop.

1. The TRI*M index measures the level of customer retention through a weighted summation of assessments that interviewees give the Company based on 4 main retention indices, two of which are related to satisfaction (overall satisfaction and likelihood to recommend), while the other two measure loyalty (likelihood of repeat purchases and competitive advantage).

Retail Division (Continued)

Business lines and division strategy analyzed by individual businesses/regions

In terms of business figures through June 2008, 68% of **total financial assets of customers** in **Italy** were in the form of indirect deposits (assets under management and administration), while the composition of customer portfolios has started to change in **Germany** (55% in direct deposits, 18% in assets under management and 27% in assets under administration) and in **Austria** (64% in direct deposits, 23% in assets under management and 13% in assets under administration), two countries that traditionally have higher percentages of savings deposits. In Italy, the increase in customer financial assets adjusted for the market effect was 2.4 billion, a 1% increase from the beginning of the year. Sales in life bancassurance led the Italian Retail Division to solidify its 20.3% market share (source IAMA, April 2008).

The mix of Total **Loans to Customers** was also different in the three countries. Household mortgages (the product with the largest share everywhere), represented 59% of loans in **Germany**, 58% in Italy and 55% in Austria. Loans to small businesses showed a higher share of short-term loans in Italy (49% of loans in the segment), than in **Austria** (20%) and in **Germany** (only 6%).

Customers Total Financial Assets[1]
June 2008 (€ billion)


251[2]
58
91
32
11
15
51
32
12
7
Italy 70%
Germany 16%
Austria 14%
Share of total
Direct deposits
AUM
AUC

1. Reclassified management data restated in relation to accounting data
2. Excluding Xelion employees and consultants

Total Loans to Customers[3]
June 2008 (€ billion)


125
18
73
41
1.6
14
0.9
24
20
1.0
2.4
0.6
11
Italy 67%
Germany 22%
Austria 11%
Share of total
Other SB M/L term
SB short term
Consumer credit
Households

3. Excluding non-performing loans

Corporate Division

Corporate banking solutions and services for small, medium and large businesses

In line with the financial needs of its key customers, the Corporate Division provides products and services targeting corporate clients (with annual revenues of between €3 and 500 million) with a special focus on the **medium and large corporate** segments acting through 360 branches and offices in Italy and Germany and through 50 foreign trade centers located in Italy.

Part of the Corporate Division consists of two global business lines, both of which are aimed at enhancing the service provided to corporate customers: **UniCredit Global Leasing and Global Transaction Banking Department**. The latter is the Group's specialized center in the areas of Trade Finance and Cash Management that operates through the banks of the Group.

Business and financial performance

The Corporate Division ended the first half of 2008 confirming its ability to generate results both in terms of revenue growth and costs control with results in line with projections for all managerial and financial data.

The sound performance **of net interest income** (+8.2% y/y) was partially off set by the negative performance in **net non-interest income** (-10% y/y), and both trends were reflected in total revenues which were up by 3% y/y to €3,066 million (+€88 million y/y). Despite

Income Statement							(€ million)
CORPORATE DIVISION	H1		CHANGE	2008		2007	CHANGE
	2008	2007	%	Q2	Q1	Q2	% ON Q2 '07
Operating income	3,066	2,978	+3.0%	1,548	1,518	1,511	+2.4%
Operating costs	-1,001	-953	+5.0%	-510	-491	-480	+6.3%
Operating profit	2,065	2,025	+2.0%	1,038	1,027	1,031	+0.7%
Net write-downs on loans	-533	-472	+12.9%	-257	-276	-268	-4.1%
Profit before tax	1,534	1,555	-1.4%	766	768	750	+2.1%

Balance Sheet					(€ million)
CORPORATE DIVISION	AMOUNT AS AT			CHANGE ON DEC '07	
	06.30.2008	03.31.2008	12.31.2007	AMOUNT	%
Total Loans	284,164	276,815	278,019	6,145	+ 2.2%
o.w. with customers	*238,918*	*235,954*	*234,363*	*4,555*	*+ 1.9%*
Customer deposits (Incl. Securities in issue)	100,688	96,442	99,217	1,471	+ 1.5%
Total RWA	214,304	214,311	209,520	4,784	+ 2.3%
RWA for Credit Risk	210,038	209,877	204,915	5,123	+ 2.5%

Breakdown of loans by country and deposits						(€ million)
CORPORATE DIVISION	LOANS TO CUSTOMERS		CHANGE	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE		
	06.30.2008	12.31.2007	%	06.30.2008	12.31.2007	CHANGE %
Italy	102.396	106.825	- 4.1%	31,067	31,972	- 2.8%
Germany	60,248	57,595	+ 4.6%	37,256	37,575	- 0.8%
Austria	46,155	41,935	+ 10.1%	24,804	23,403	+ 6.0%
Leasing	30,119	28,008	+ 7.5%	7,561	6,267	+ 20.6%
Total	**238,918**	**234,363**	**+ 1.9%**	**100,688**	**99,217**	**+ 1.5%**

Key Ratios and Indicators				
CORPORATE DIVISION	H1		CHANGE	
	2008	2007	AMOUNT	%
EVA (€ million)	490	433	57	+ 13.3%
Absorbed Capital (€ million)	13,452	12,349	1,103	+ 8.9%
RARORAC	7.28%	7.00%	28bp	
Operating Income/RWA (avg)	2.88%	3.05%	-17bp	
Cost/Income	32.6%	32.0%	60bp	
Cost of Risk	0.51%	0.50%	1bp	

Staff Numbers					
CORPORATE DIVISION	AMOUNTS AS AT			CHANGE ON DEC '07	
	06.30.2008	03.31.2008	12.31.2007	AMOUNT	%
Full Time Equivalent	11,932	11,680	11,940	-8	- 0.1%

strong competition in various domestic markets, the increase in net interest income was driven by strong growth in loan and customer deposit volume (excluding securities and bonds in issue) and the positive trend of subsidiaries in the areas of leasing and factoring. The weak performance in **net non-interest income** was mainly due to the decrease in derivatives and revenues from services in Germany (-7%) and in Austria (-18.4%), which was only partially offset by the growth of new leasing business and operating leases.

Operating costs were up by 5.0% (+€48 million y/y). **Staff expenses** rose by €38 million (+7.9% y/y) due to the expansion strategy, and to the reform of TFR, i.e. severance pay benefits (only in Italy), affecting results for June 2007 and due to the adjustment of productivity bonus for 2007 and 2008 for former Capitalia employees. The increase in **other administrative expenses** (+3.3% or +€15 million y/y) was partially counterbalanced by decrease in amortization and depreciation by €5 million (-33% y/y). As a result of these changes, other operating costs (excluding staff expenses) increased by 2% y/y (+€10 million).

Net writedowns of loans and provisions for guarantees and commitments increased by €61 million due to the growth in loan volume and the shift of certain loan positions to non-performing loans which reached a level of €533 million, (+12.9% y/y). Taking into account the offsetting effect of new provisions for risks and charges (-€49 million y/y), growth is reduced to +2.6% y/y.

In a gradually deteriorating economic environment, **profit before taxes** slightly decreased in the first half of 2008 to €1,534 million (-1.4% or -€21 million,



Corporate Division (Continued)

y/y). This trend was also affected by the one-off impact of the TFR (severance pay) reform in Italy as against the June 2007 result.

Top Management's strategy of focusing on creating value enabled an increase in both **EVA** up to €490 million (+€57 million and +13% in the first half of 2008 compared to the first half of 2007) and in **RARORAC** (7.28%, +28 bps in the first half of 2008 compared to the same period in 2007). Actions undertaken on the sales network to optimize the return on absorbed capital rely on the application of a structured and systematic approach for the management of relationships with unsatisfactory returns in various customer segments, with the involvement of sales units at various levels. The anticipated introduction of procedures inspired by Basel 2 in the sales network enabled a selective approach to new business with the application of conditions commensurate with the counterparty risk measured by internal rating systems. These measures made possible to contain the growth of **RWA** (+2.3% over December 2007) while increasing revenues at the same time.

The Division's growth was also bolstered by the growth in the total volume of **loans to customers** (+1.9% over December 2007) and **deposit** performance (+1.5%, including debt securities in issue). These aggregates were affected by the growth reported in Germany and in Austria. Deposit performance benefited from the specific measures taken as well as the significant involvement of all company areas.

During the period under review, the UniCredit Global Leasing business line reported volume growth from new transactions in the CEE Region (+12% y/y, driven by growth in new capital asset leasing business) and in other geographic areas benefiting from sales made through the branch networks of the group's banks. In terms of the performance of UniCredit Factoring, this unit reported growth of about 10% of turnover over the same period of 2007.

FTEs remained unchanged (-8 over year-end 2007) mainly due to the impact of Capitalia merger, while growth was driven by full consolidation of several companies of HVB Leasing and Factorbank. Other increasing factors were the hiring of relationship managers and intra-group transfers of staff resulting from expansion programs in the leasing companies in Central and Eastern Europe as well as the expansion programs at HVB.

Italy

The solid increase in **operating income** (in the first half of the year, total revenues were €1,528 million, +€46 million or +3.1% over the first half of 2007, while total revenues in the 2nd quarter of 2008 totaled €777 million, +2.5% over the same quarter of the previous year) was driven by the significant increase in **net interest income** (+7.3% or +€41 million in the second quarter of 2007, +8.3% or +€91 million over the half-year ending June 2007), due primarily to growth in average volumes of deposits and loans and the sharp increase in revenues of the factoring business (+42% and +€6 million y/y). **Net non-interest income** suffered a setback (-11.7% y/y) due primarily to a slowdown in the sale of derivative products and in corporate finance business.

During the period under review, **staff expenses** rose by 7.4% y/y (+€20 million y/y) to €291 million as compared to the same period in 2007, although the latter figure was heavily affected by the severance pay benefit reform that went into effect in June 2007. The growth in staff expenses was partially offset by the lower increase in **other operating costs**, which, as a result of the considerable efforts of management and company units, and despite the unfavorable macroeconomic situation, increased by €7 million to a level of €190 million (+3.8% y/y).

Taking into account new releases, **net writedowns of loans** and **other provisions** decreased by €4 million to a level of €327 million (-1.2% y/y).

The combination of these effects was reflected in **profit before taxes** of €714 million, which was slightly lower than the 2007 figure (-€9 million y/y or -1.2% y/y).

Despite the growth in operating income, the **cost-income ratio** rose by about 85 bps to 31.5% (net of the severance pay benefit reform effect on 2007 we would have a decrease by 85 bps vs 2007)

Germany

In the first half of 2008, the Corporate Division reported a slight decrease in **operating income** to €750 million for Germany (-0.8% y/y or -€6 million). The increase in **net interest income** to €539 million (+2.5% y/y) was the result of significant growth in deposits (especially time deposits and savings accounts) and loans (driven by short-term loans, +11% over June 2007). Despite the good performance of transactional services, the decline in **net non-interest income** (-€19 million or -8.3% y/y) reflects the comparably weaker performance of the placement of derivatives versus 2007. The decline of net non interest income was partially offset by comparably good performance of corporate finance.

The Corporate Division's **operating costs** in Germany increased by 4.7% to €267 million (+€12 million y/y) due in part to a rise in **other operating expenses**, especially for HVB Corporate, but an improvement in this aggregate was reported for the Global Transaction Banking area. In the same period, staff expenses rose by 4% to €105 million as a result of salary adjustments as well as the planned staff increase at HVB Corporate (the recruiting of staff for newly opened branches).

Based on the above, the Corporate Division's **operating profit** in Germany declined to €483 million (-3.6% y/y or -€18 million).

Net writedowns of loans at €117 million (+15.8% y/y or €16 million), partially offset by releases of provisions for risks and charges (down by €11 million y/y).

In Germany, the Corporate Division's **profit before tax** totaled €380 million (-5.2% or -€21 million y/y).

Austria

Despite its leading position in the Austrian market, Bank Austria continues to pursue the goal of strengthening its market and business penetration in industrial districts, niche markets and specific geographic areas. In the first half of 2008, **operating income** decreased slightly to €438 million (-€7 million or -1.6% y/y) primarily due to the decline in revenues from the placement of derivatives that more than offset the growth in **net interest income** (attributable to a growth in loan volumes, and particularly short-term loans, as well as customer deposits, and in particular, time deposits).

In spite of the macroeconomic environment Corporate Division's **operating costs** in Austria were unchanged at €130 million level. The positive result in containing **administrative expenses** which decreased by 4,9% (€77 million from €81 million in the first half of 2007) was partially offset by the increase in **staff expenses**. The latter rise was mainly due to collective bargaining, and in part to the small increase in the number of FTEs.

Net writedowns of loans were up by 14% over the previous year to €24 million.

Net profit on investments were affected by a single negative position of about €8 million.

Operating profit was down by 2% to €308 million (-€7 million from the same period in 2007), and **profit before taxes** was down by 5.1% to €278 million (-€15 million from the same period in 2007), with a slight deterioration in the **cost-income ratio** to 29.7%.

Global Leasing

After grouping the leasing operations of the UniCredit Group in 2007, the Global Leasing business line operates in most markets served by the UniCredit Global Leasing brand, and in line with the group's strategy, it has set a goal of achieving significant brand recognition at the international level. According to this strategy, in the first half of 2008, there was an increase in the percentage of new business placed through the branch networks of group banks.

Global Leasing's selective growth strategy was reflected in the sharp increase in **operating income** (+18.6% y/y or +€55 million) to €350 million. This trend was primarily due to a volume effect (especially in CEE markets), and a jump in service revenues from operating leases (**net non-interest income and other** was up by 19.4%).

The increase in **staff**, primarily in the CEE area, and the new consolidations in Germany were reflected in an increase in related expenses (+19% or +€12 million) over the same period in 2007 due to changes in the scope of consolidation as well as salary increases. At the same time, thanks the considerable efforts of management and company units, and in spite of the unfavorable macroeconomic situation, **other operating costs** declined by €3 million to a level of €48 million (-5.9% y/y).

Higher **net writedowns** (+€13 million y/y), which were due to provisions for specific positions, only partially reduced the growth in **profit before taxes** which totaled €162 million (+€24 million y/y or +17.4%).

Cost saving actions as well as the strong growth in revenues reflected in a decrease in the **cost-income ratio** that was down to 35,1% from the 38.6% for the first half of 2007 (-350 bps).

Corporate Division (Continued)

Contribution by country
H1 2007 (€ million, percentage)


Total
2,978
10%
50%
15%
953
12%
48%
14%
2,025
9%
51%
16%
UGL
Italy
Austria
Germany
Operating Income
Operating Costs
Operating Profit

Contribution by country
H1 2008 (€ million, percentage)


Total
3,066
11%
50%
14%
1,001
12%
48%
13%
2,065
11%
51%
15%
UGL
Italy
Austria
Germany
Operating Income
Operating Costs
Operating Profit

Key projects and initiatives in the first half of 2008

In the first half of 2008, Top Management continued its strong focus on implementing planned growth in all domestic markets by sharing best practices and expanding the coverage of the sales network to selected geographic areas.

In particular, in **Italy** the business strategy was focused on the integration of the Capitalia branch network and planned growth by bringing in new customers and by effectively managing and ensuring a greater focus on relationships with existing customers.

As a part of the merger between the UniCredit and Capitalia Groups, specific projects have been launched (including the integration of businesses currently managed by Mediocredito Centrale) in order to strengthen the Group's market position, and in line with the cost control policy, to improve the efficiency of operating processes. In the first half of 2008, the integration of the former Capitalia branch network is generating interactions and reorganizations between relationship managers and product specialists with positive effects on the capability to fully leverage managerial skills and capabilities at the business unit level.

In **Italy** a project was successfully concluded with the aim of creating a business model to optimize the return on absorbed capital, primarily by focusing on the systematic management of relationships with a negative contribution in terms of EVA. This project, which involved all levels of the commercial sales force, made it possible in the first half of the year to reduce capital absorption by 15% in relation to positions with a negative structural EVA.

In **Germany**, there was further market penetration into growth areas partly due to the implementation of the branches opened in 2007, while in **Austria**, in addition to strengthening the Group's market leadership and increasing penetration into specific geographic areas, there was a special focus on launching new products aimed at fostering the growth of international operations.

As projected in the strategy for 2008, in addition to focusing on developing cross-selling agreements with corporate banks, UniCredit Global Leasing initialed its first agreement with the Retail Division aimed at further strengthening the Group's product leadership and achieving a further improvement of know-how when providing services to small businesses.
In the half-year just ended, GTB (Global Transaction Banking) completed the integration of foreign Capitalia branches in key financial markets, and at the same time strengthened the network devoted to Commodity Trade Finance and expanded the range of services provided by Cash Management to all countries in the CEE area.

Private Banking Division

Movements in Financial assets

As at June 30, 2008, **total financial assets under management and administration** were about **€213 billion**, in line with the figure of the end of the previous quarter, but down by about 8% from the year-end 2007 figure and from pro-forma June 2007[1] figures.

Total financial assets (€ billion)

PRIVATE BANKING DIVISION	AMOUNTS AS AT 06.30.2008	AMOUNTS AS AT 03.31.2008	AMOUNTS AS AT 12.31.2007	CHANGE ON DEC'07 AMOUNT	CHANGE ON DEC'07 %	AMOUNTS AS AT 06.30.2007	CHANGE ON JUNE 07
Total	212.7	213.2	231.4	-18.7	-8.1%	230.5	- 7.7%
Italy	129.7	128.6	139.1	-9.4	-6.8%	138.3	- 6.2%
Germany	67.9	69.1	76.7	-8.8	-11.5%	76.1	- 10.7%
Austria	15.1	15.5	15.6	-0.5	-3.2%	16.1	- 6.4%

Excluding extraordinary items[2], the decline from year-end figures was about **-5.5%** of the total, but was stable compared with the previous quarter **(+0.1%)** with a positive contribution in Italy **(+1.2%)** which offset the slight decrease in Germany and Austria.

During the first six months of the year the unfavorable market situation had a major impact on movements of financial assets, on inflationary trends and on pessimistic expectations regarding the world economy. In June 2008, the major market indices, when compared to December 2007, showed the following performance: **S&P/MIB -23.9%, DAX 30 -20.4%, ATX -12.6%.** The asset management area was hit hard by this downward trend, especially in Italy where there was a net outflow of over €70 billion and a decrease in asset balances of about 17% (Assogestioni data).

Given the extremely adverse external environment, which had an especially negative impact on asset valuations for more than 20 billion in six months (around -9%), it is especially satisfying to have limited the decline in assets reported and to have achieved an overall net inflow of about **€2.9 billion**[2] in the first half. Results in Italy were particularly strong (with about €1.5 billion at Fineco/Xelion and €1.1 billion in Private Banking). A positive figure was also reported in Austria (about €0.5 billion), and weak negative results were reported in Germany (with positive figures in the second quarter) where the investors' risk aversion is particularly pronounced.

Customer investments were concentrated on products with greater liquidity, confirming a trend already seen in the second half of 2007 which was accentuated in the first half of the year. Thus, the increasing aversion to risk in such an unstable market situation led to a preference for deposits and Repos as well as the Group's bonds, which were particularly successful among customers in Italy.

Thus, there was a shift in ordinary **financial assets**[2] toward direct deposits, which accounted for about 23% as at June 30, 2008 (about 20% at year-end 2007) and the **administered** component, which accounted for about 38% (about 35% at year-end 2007) thereby limiting the decline in assets under management which remained higher than 39% of the total.

Percentage breakdown of financial assets[2] as at June 30, 2008



23.0%
39.1%
37.7%
Assets under management
Assets in custody
Assets under admin. and other assets

1. Total financial assets in 2007 were stated on a pro-forma basis due to the first time consolidation of Wealth Capital Management in Germany, the integration with Capitalia and the sale of the Monte Carlo branch by Capitalia Luxembourg.
2. This figure excludes extraordinary transactions meaning those, which, due to their timing, large size and little or no profitability, are not attributable to ordinary company operations.

Private Banking Division (Continued)

Financial performance

In terms of profit performance[3], in the first half of 2008 the Private Banking Division generated **€295 million in operating profit**, a decrease of about 5% from the same period of 2007, but basically in line (-0.5%) on an equivalent basis[4] as a result of a rigorous cost containment policy and good growth in net interest income that limited the negative repercussions of the external environment.

Income Statement (€ million)

PRIVATE BANKING DIVISION	H1 2008	H1 2007	CHANGE % ON H1 '07	CHANGE % ON H1 '07 AT CONSTANT PERIMETER	2008 Q2	2008 Q1	2007 Q2	CHANGE % ON Q2 '07	CHANGE % ON Q2 '07 AT CONSTANT PERIMETER
Operating income	743	739	+ 0.5%	- 0.7%	367	376	369	- 0.5%	- 1.8%
Operating costs	-448	-429	+ 4.4%	- 0.8%	-224	-224	-213	+ 5.2%	- 1.2%
Operating profit	295	310	- 4.8%	- 0.5%	143	152	156	- 8.3%	- 2.7%
Profit before tax	312	296	+ 5.4%	+ 10.2%	147	165	151	- 2.6%	+ 3.7%

Revenues totaled **€743 million**, which on an equivalent basis, were down by only about 1% given the high market volatility that has had a significant effect on volumes, transactions and the type of products placed. To be specific:

- **Net interest income** rose by about **24%** due to an increase in volume of deposits and Repos as a result of the overall trend to shift portfolio composition toward cash-based products, and to higher dividends from Wealth Capital Management on closed-end funds business;
- **Net non-interest income** declined by about 10% as a result of the drop in net commissions (-11% approx.), mainly due to lower balances of assets under management and the slowdown in customer trading activities. The good performance of commissions on closed-end funds in the Wealth Capital Management unit in Germany and the successful placement of UniCredit bonds by UniCredit Private Banking helped to partially offset these decreases.

Operating costs totaled **€448 million**, with a reduction of 0.8% on the first half of 2007. **Staff expenses** rose by **1.3%**, while **administrative expenses** were down by about 1%. It should be noted that the Division's business units were able to react rapidly to the uncertain revenue situation brought about by the market environment noted above, and were also able to effectively contain operating costs, especially in the area of other administrative expenses, by taking measures to limit structural and discretionary expenditure.

This strategy is reflected in the **cost-income ratio** which stood at **60.3%** in June 2008, substantially in line with the figure of **60.4%** reported for the same period of 2007.

Profit before tax totaled **€312 million** (**+5.4%** over the first half of 2007) with double digit growth on homogeneous basis (+10.2%); it was the results of credit release in Germany for about 6 million and 21 million for the net profits from investments (mainly from the sale of the Montecarlo branch by Capitalia Luxembourg) and after accounting for €3.5 million in integration costs for staff leaving incentives and expenses related to corporate transactions as a part of the plan to integrate the former Capitalia group.

Below are key figures by country:

Percentage breakdown of operating profit as at June 30, 2008


6.5%
31.6%
61.9%
Italy
Germany
Austria

- **In Italy** operating profit totaled €181 million, slightly above (about +0.7%) the first half of 2007. Despite the increase in costs (+1.3%), total revenues improved by 1.1% offsetting the decline in net commissions (-8% approx.) with a strong growth in net interest income (+25% approx.). UniCredit Private Banking ended the first half of 2008 with net profit of €70 million (+15% y/y) and despite

3. Figures for the first half of 2007 were recast to take into account the effect of the new cost allocation methodology in Germany, and for the ex-Capitalia Banks/Companies, the new revenue split rules between the production and distribution of asset management products and the new segment reporting methodology.
4. All the deviations described onward in the text are on homogeneous basis, with adjustments that took into account the first time consolidation of Wealth Capital Management in Germany and in Italy the lower Fineco commissions for brokerage activities on behalf of Capitalia Asset Management (activities no longer carried out by the company) and the one-off benefit for the TFR reform in June'07.

the market situation, operating profit was up by about 5% due mainly to the contribution from net interest income (+24%). In the area of Asset Gathering, Xelion posted excellent performance in the first half of 2008, the last in its history before the merger with Fineco (which took place on 7 July 2008) with a profit of €4.2 million (compared to a loss of -€1.7 million in the same period of 2007), more than tripling operating profit due to the exceptional performance of net interest income (+83% approx.) and the sharp reduction in operating costs (-9% approx.). Fineco (only the Private segment) reported operating profit (about €40 million) in line with the previous year (excluding brokerage activities on behalf of Capitalia Asset Management) despite the sharp stock market decline;

- **In Germany**, the increase in operating profit (+7% on comparable basis) was also mainly due to the increase in net interest income (+22% thanks also to higher dividends in Wealth Capital), and an effective policy in reducing operating costs (-5%). These factors were able to fully offset the decrease in net commissions resulting from the decline in sales in the asset management area and the lower transaction volume of the Dab Group. Thus, the reduction of the cost-income ratio from 64.7% in the first half of 2007 to 62.5% was particularly significant;
- The decline in operating profit in **Austria** (**-32%**) from the first half of 2007 was mainly given to reduction in revenues from net non-interest income (around **-19%**) at both Schoellerbank and Bank Privat, for lower sales and transactions.

Despite market conditions, Asset Gathering operations (Fineco, Xelion and the Dab Group) on the whole ended the first half of 2008 with a strong, double-digit growth in operating profit (**+20%** approx.) due again to net interest income (**+28%**) and a reduction in operating costs (-4% approx.). At the end of June, the Division had a total of 4,459 **employees** (full time equivalent), +19 from year end and -118 in the last quarter. The increases supporting the business growth strategy, mainly on the German Market, and due to the first time consolidation of some legal entities belonging to the Wealth Capital sub-group, are balanced by the relevant reductions coming from the Fineco/Xelion integration process.

Despite unfavorable market conditions, in the first half of the year, the Private Banking Division's **EVA** stood at €138 million, up by about 3% over H1 2007. The **RARORAC** also increased to 37%.

Staff Numbers

	AMOUNTS AS AT			CHANGE	
PRIVATE BANKING DIVISION	06.30.2008	03.31.2008	12.31.2007	AMOUNT	%
Full Time Equivalent	4,459	4,577	4,440	19	+ 0.4%

Key Ratios and Indicators

	H1		CHANGE	
DIVISIONE PRIVATE BANKING	2008	2007	AMOUNT	%
EVA (€ million)	138	134	4	+ 2.8%
Absorbed Capital (€ million)	746	838	-92	- 10.9%
RARORAC	37.02%	32.07%	495bp	
ROA, pb (*)	83.8bp	81.6bp	22bp	
Cost/Income	60.3%	58.1%	220bp	
Operating costs/Total Financial Assets	50.6bp	47.3bp	33bp	

(*) Operating Income on Total Financial Assets (average) net of extraordinary assets
(**) Total cost on total Financial Assets (average) net of extraordinary assets



Asset Management Division

Business and Financial performance

As at June 30, 2008, **assets under management and administration** in the Asset Management Division totaled €225 billion. The managed component (€215 billion) was down by 16% from the beginning of the year (-25% y/y) due to the depreciation of the dollar against the euro and the market turbulence that has had a negative impact on net sales (-€23.6 billion) and market performance (-€16.7 billion, or -6.5%)[1].

Total financial assets (€ billion)

ASSET MANAGEMENT DIVISION	AMOUNT 06.30.2008	AMOUNT 03.31.2008	AMOUNT 12.31.2007	CHANGE ON DECEMBER '07 AMOUNT	CHANGE ON DECEMBER '07 %	AMOUNT 06.30.2007	CHANGE P/Y AMOUNT	CHANGE P/Y %
Total Financial Assets	225.0	237.6	267.9	-42.9	-16.0%	325.3	-100.3	-30.8%
Assets under Management	214.9	227.1	257.0	-42.1	-16.4%	287.4	-72.5	-25.2%
Pioneer	200.2	211.9	241.0	-40.8	-16.9%	268.9	-68.7	-25.5%
- Italy (*)	111.1	118.1	133.2	-22.1	-16.5%	141.6	-30.5	-21.5%
- USA	37.2	39.5	45.3	-8.1	-17.9%	51.2	-14.0	-27.3%
- International	11.6	11.5	14.1	-2.5	-17.9%	16.0	-4.4	-27.5%
- Germany (**)	31.8	33.8	38.0	-6.2	-16.4%	49.5	-17.7	-35.8%
- CEE	8.5	9.0	10.4	-1.9	-18.3%	10.6	-2.1	-19.8%
Pioneer Austria	14.7	15.2	16.0	-1.3	-8.2%	18.5	-3.8	-20.5%
Assets under administrator	10.1	10.5	10.9	-0.8	-7.3%	37.9	-27.8	-73.4%

(*) Operating income on Total Financial Assets (average) net of extraordinary assets
(**) Total cost on total Financial Assets (average) net of extraordinary assets

Percentage AuM by distribution area


3.9
5.4%
14.8%
51.7%
17.3%
Italy
US
Germany
Pioneer Austria
International
CEE

USA

The business unit ended the period with net outflows of €839 million.

Assets totaling €37.2 billion were 17.9% lower than the beginning of the year due to unfavorable market performance (-12%) incorporating the exchange rate effect tied to the appreciation of the euro and the net outflows of funds (-2%).

Ending assets expressed in dollars totaled $58.6 billion (-12.1% from the beginning of the year).

Italy

In Italy assets totaled €111 billion at the end of June representing a 16.5% decline since the beginning of the year due to the combined impact of the net outflow of funds (-€16.1 billion), the partial impact of MIFID regulations, and the market component (-€6 billion).

During the period, however, there were, net inflows of €244 million in the area of segregated accounts and hedge funds as well as inflows in the institutional segment (€300 million).

The market share of Pioneer Investments, including Capitalia, stood at 17.37% at the end of June, a decrease from December 2007.

Germany

The business unit ended the period with net outflows of €4.6 billion concentrated in the mutual fund area, and partially offset by the inflow of dedicated funds.

Assets under management (€31.8 billion) were down 16.4% from the beginning of the year, mainly due to the net outflow of funds (-12%) and the negative market impact (-4%).

Assets under administration totaled €3.1 billion and were down by 10.5% from the beginning of the year due almost entirely to the negative market component (-€321 million).

International

The International business unit reported outflows totaling €393 million due to the negative contribution of nearly all areas with the exception of the UK (+€462 million). Also the Institutional segment showed positive net sales in the period.

Partly due to a negative market effect of 15.4%, assets were down by 18% from the figure at the beginning of the year to a level of €11.6 billion.

CEE

The CEE business unit (formerly New Markets) reported net outflows of €1.1 billion for the first half of the year which were mainly attributable to outflows in Poland (-€966 million).

1. Including the negative exchange rate effect due to the appreciation of the Euro against the US Dollar.

However, Pioneer Pekao solidified its leadership among asset management companies in Poland with a market share of 20.8%.

Assets under management dropped by 18.6% from the beginning of the year to €8.5 billion.

Alternative

The Alternative business unit, whose figures are already included in various distribution areas, reported inflows of €457 million due to the positive contribution of the PAI Ltd families of funds (€215 million), the Italian SGR (€41 million), the Momentum family of funds (€138 million) and Primeo (€60 million).

Overall assets in Alternative products were €6.4 billion at the end of June representing a 10.2% increase since the beginning of the year thanks to the contribution of positive net sales (7.8%) and the market effect (2.4%)

Pioneer Austria

This business unit ended June 2008 with assets under management of €14.7 billion, a decrease of 8.2% from the beginning of the year due to both negative net sales (€578 million) and the performance effect (€744 million).

Financial performance

For the first half of the year, the Asset Management Division reported **profit before taxes** of €373 million, a decrease from the same period in 2007 (-€96 million, or -20.5%).

This result is a reflection of market performance that had a negative impact on revenues. In fact, the decrease in average assets from the same period of the previous year (-€51 billion or -18%) led to a reduction in **net commissions** (-24.5% compared to the first half of 2007) which was only partially offset by cost containment measures.

Operating costs for the first half were down by 20% from the same period in 2007 due to the combined effect of:

- A sharp decrease in **payroll costs** (-37%) due to lower costs related to the enhancement of incentive plans and the variable compensation component;
- **Higher amortization** and depreciation due to the intangible assets with a defined useful life resulting from recent acquisitions and assets for the GISP (Global Investment System Program) project being put into production to support front office activities;
- An increase in other **administrative expenses** (+4%) mainly resulting from the increase in advertising, marketing and administrative service costs, and costs linked to non recurring operations.

The **cost-income ratio** for the period was 42.7%, and was substantially in line with the figure for the same period of the previous year confirming the efficiency of management.
The division's performance was reflected in value indicators for the half-year period: **EVA** was €228 million (-31% yoy) and **RARORAC** was 68.71% (from 94.26%).

At the end of June, the Asset Management Division had 2,297 **Full Time Equivalent** (FTE) employees, a reduction of 169 employees compared to year-end 2007.

Income Statement (€ million)

ASSET MANAGEMENT DIVISION	H1 2008	H1 2007	CHANGE %	2008 Q2	2008 Q1	2007 Q2	CHANGE % ON Q2 '07
Operating income	609	791	-23.0%	292	317	409	-28.6%
Operating costs	-260	-324	-19.8%	-142	-118	-170	-16.5%
Operating profit	349	467	-25.3%	150	199	239	-37.2%
Profit before tax	373	469	-20.5%	148	225	245	-39.6%

Key Ratios and Indicators

ASSET MANAGEMENT DIVISION	H1 2008	H1 2007	CHANGE AMOUNT	CHANGE %
EVA (€ million)	228	331	-103	-31.0%
Absorbed Capital (€ million)	665	702	-37	-5.3%
RARORAC	68.71%	94.26%	-2555bp	
ROA, bp (*)	50	49	1bp	
Cost/Income	42.7%	41.0%	170bp	
Operating costs/Total Financial Assets, bp (**)	21	20	1bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets
(**) Total cost on total Financial Assets (average) net of extraordinary assets

Staff Numbers

ASSET MANAGEMENT DIVISION	AMOUNTS AS AT 06.30.2008	AMOUNTS AS AT 03.31.2008	AMOUNTS AS AT 12.31.2007	CHANGE AMOUNT	CHANGE %
Full Time Equivalent	2,297	2,392	2,466	-169	-6.9%

Market & Investment Banking Division

Income Statement							(€ million)
	H1		CHANGE	2008		2007	CHANGE %
MIB DIVISION	2008	2007	%	Q2	Q1	Q2	Q2 '07
Operating income	504	2,404	-79.0%	799	-295	1,167	-31.5%
o.w.:							
trading revenues	*-645*	*1,180*	n.s.	*220*	*-865*	*532*	*-58.6%*
non-trading revenues	*1,149*	*1,224*	*-6.1%*	*579*	*570*	*635*	*-8.8%*
Operating costs	-731	-931	-21.5%	-353	-378	-467	-24.4%
Operating profit	-227	1,473	n.s.	446	-673	700	-36.3%
Net write-downs on loans	-30	-5	n.s.	10	-40	-4	n.s.
Profit before tax	-293	1,707	n.s.	402	-695	722	-44.3%

Balance Sheet					(€ million)
	AMOUNTS AS AT			CHANGE	
MIB DIVISION	06.30.2008	03.31.2008	12.31.2007	AMOUNT	%
Total RWA	84,499	89,376	79,411	5,088	+6.4%
RWA for Credit Risk	60,437	64,379	56,945	3,492	+6.1%

Key Ratios and Indicators				
	H1		CHANGE	
MIB DIVISION	2008	2007	AMOUNT	%
EVA (€ million)	-431	708	-1.139	n.s.
Absorbed Capital (€ million)	5.521	5.232	289	+5.5%
RARORAC	-15.61%	27.07%	n.s.	
Operating Income/RWA (avg)	1.14%	5.74%	-460bp	
Cost/Income	n.s.	38.7%	n.s.	
Cost of Risk	0.10%	0.02%	8bp	

Staff Numbers					
	AMOUNT AS AT			CHANGE	
MIB DIVISION	06.30.08	03.31.2008	31.12.07	ASSOLUTA	%
Full Time Equivalent[1]	3,853	3,984	4,253	-400	-9.4%

1. Subsidiaries consolidated proportionally are considered pro-rata.

Operating income (economic view[2])							(€ million)
	H1		CHANGE	2008		2007	CHANGE %
MIB DIVISION	2008	2007	%	Q2	Q1	Q2	Q2 '07
Markets	-113	1,397	n.s.	400	-513	599	n.s.
Investment Banking	567	1,027	-45%	302	265	587	-49%
MIB Others	78	32	146%	49	29	31	61%
Total MIB	532	2,456	-78%	751	-219	1.217	-38%

2. Figures in this table do not correspond to accounting data.

After the negative impacts of the credit market crisis on Structured Credit in the three preceding quarters, credit related activities were able to contribute positively in Q2 2008.

In the first six months of 2008 the credit market environment had a significant impact on Markets & Investment Banking (MIB) business, basically via two channels.

First, **valuations of structured credit risks** continued to decline significantly, reaching a new low in the middle of March before starting to recover; but it was only in April and May that the recovery was really noticeable. A time frame to take the ability to close positions before spreads started to widen again in June 2008.
These developments required - especially in the first quarter of 2008 - substantial valuation adjustments in MIB, whereas UCG continues to apply full mark-to-market valuation methodology on credit items through P&L, and also current trading activities in credit market instruments were affected by the market situation.

Second, the **demand from customers** was slack; numerous projects were postponed in view of uncertainties and currently unfavourable prices.

Consequently, the income statement for the first six months of the year shows a **revenue contribution** by MIB amounting to only € 504 million. With **operating costs** of € -731 million, this translated into a negative **profit before tax** of € -293 million.
The above mentioned negative MTM valuations materialized mainly within the first quarter and were fully responsible for bringing overall profit down.

Nevertheless the second quarter of 2008 was solid, with **revenues** of €799 million, delivered a positive €1.1 billion swing compared with the previous quarter.

This strong improvement follows from Markets area, where the credit related activities contributed positively - including Global ABS portfolio - with €194 million.

Operating expenses in the second quarter 2008 were €353 million, down by €25 million from the previous quarter. This is mainly a result of further cost savings related to both staff and non-staff expenses.

Overall, **Profit before tax** turned from a negative €695 million in the first quarter, to a positive result of €402 million in the second quarter of 2008.

Looking at the Business Areas, the picture is quite mixed: while the Markets area recorded a demanding first half year of 2008, reflecting developments in the **Structured Credit business** line, which absorbed the impact of the credit market crisis almost in full, Investment Banking managed to deliver a continued solid performance.

Markets

The performance of the Markets area recorded €400 million **revenues** in the second quarter of 2008, after a negative contribution of €513 million in Q1, which was severely affected by the deterioration in the credit markets.

The second quarter of the year 2008 was again challenging. **Global equity markets** remained very volatile: further write-downs of major banks, the tightening of the credit market as well as global recession worries caused further losses for investors and redemptions of money out of equities.

Given this environment the Equity Sales teams have been performing well, especially due to strong Russian business and placement of a number of successful and sizable deals on the Emerging Europe side.

The placement of those deals was largely possible due to utilization of cross-selling synergies between MIB Sales entities. Overall, secondary business in Western European markets has been relatively stable, even though market turnover was down materially. The weaker overall result is mostly due to the lack of primary activity in the Western European markets.

The ring-fenced **Global ABS portfolio** decreased by more than 25% (from EUR 15.8 billion down to EUR 11.6 billion of market value) in the first half of 2008, mainly due to redemptions at par and sales at or near the IPV-verified market prices. The ABS book recovered some of the losses suffered in Q1 2008 as Q2 started with a tightening in spreads. This move was reversed again by the end of June and therefore Global ABS portfolio contributed EUR -23 million in revenues (after € -642 million in Q1 2008).

All in all, ABS volumes remain low and the upside seems limited as US housing prices keep dropping and as there is pressure on British and Spanish housing markets.

The picture is similar in the area of **Credit Trading**. After the rescue of Bear Stearns in Q1 and associated measures set by central banks to restore confidence and strengthen liquidity, spreads tightened significantly. Spreads started to widen again in June on concerns of additional capital demand by other Investment Banks and a bearish outlook on the upcoming earnings season. But tightening of the negative basis on bonds (investments) and CDS (hedges) contributed to a positive quarterly closing.

In **Active Credit Portfolio Management** accrued income from loans was on budget level. Good performance of hedge positions also contributed to the positive quarter of €57 million.

The team of **Relative Value Arbitrage** closed a very positive second quarter by leveraging on the correlation of equity and credit and contributed €68 million to overall revenues.

The other Markets units continued to perform well: FIC (Fixed Income, Currencies; cash and derivatives) was in line with expectations, contributing about €174 million to overall revenues. Interest rate management, rates derivatives and trading activities in EEMEA markets were positive, although there have been extremely difficult trading markets in Rates products.

Market & Investment Banking Division (Continued)

Investment banking

The Investment Banking area was less affected by the credit crisis partly suffering from general market conditions. It managed to contribute solid revenues of €302 million in Q2, an increase of €37 million compared with Q1, mainly driven by the Financing business as well as Capital Markets and M&A.

Financing: Despite being substantially below previous years' levels, deal flow in the LBO business has stabilized. The market remains focused on small to midcap transactions with a complete lack of liquidity for any new Jumbo transactions. Despite these constraints, we continue to make good business arranging small LBOs with increasing gross fees and margins, which maintains the profitability of the underlying transactions.

Both Project Finance (PF) and Structured Commodity Finance have resisted overall downturns in financial markets; syndicatability of PF loans was still very good. Business pipeline across all industries continues with momentum, improved pricing and with outlook surpassing budget 2008. In particular Turkey and Russia provide excellent deal opportunities with our core clients.

Although **revenues** of €140 million were still clearly below last year's period, the trend in 2008 is positive, up by 4% compared to the previous quarter, and the target in terms of revenues for the first half of 2008 was met.

Capital Markets: Against one of the most challenging market environments the Capital Markets business has experienced a record quarter. A combination of refocusing the business in Q4 2007 along with a number of strategic hires has proven a great success. Specific areas to note include Debt Capital Market where the group has further strengthened its franchise. The Group ranked third in Jumbo covered bonds, seventh in Euro-denominated bonds (up from the fourteenth position in 2007), second in Corporate bonds in Germany and Austria and, for the first time, leads the ranking in Supras, Sovereigns and Agencies (SS&A). The group has also been quick to react to the ever increasing demand for private placements in the form of Schuldscheindarlehen. Importantly, it has also been the driver of the successful bond issue of UCI Group in the form of a EUR 1bn Upper Tier 2 and a EUR 2.5bn senior transaction.

In Securitisation the decision to focus the business on origination and structuring has paid dividends in being very successful with a healthy pipeline and a balanced business mix of fee and interest income. The recently established Capital Markets and Solutions Group (CMS&I) which focuses on debt, equity, regulatory, rating and tax solutions for institutional clients have profited from the market volatility to post strong results, particularly with financial institutions. The business continues to execute large private mandates and has identified numerous opportunities which we expect to transact in the second half of 2008.

Equity capital markets volumes have suffered considerably year to date with issuance levels down by over 50% (ex financials); however the Equity Capital Market team have focused on their core markets and despite the environment have executed notable transaction such as Polsat in Poland and Sava Re in Slovenia and New World Resources in Czech/ London. While the outlook remains uncertain in the equity markets the group continues to build its pipeline aggressively.

Net Revenues for the second quarter were at €77 million (some 18% higher than in Q1 08) and 28% higher than in the same period of last year. **Gross revenues** (a reflection of the overall business contribution to MIB) were €252 million for H1.

M&A and Advisory: although we still see a difficult market environment, the M&A teams have built a very strong and promising pipeline and were able to close a significant amount of deals. Nevertheless, compared to preceding quarters the revenue contribution of €68 million in the second quarter was stable.

Principal Investments bundles the proprietary investment activities in alternative assets.

In Q2 2008, Private Equity Funds have been the strongest revenue contributor within the business area Principal Investments. The portfolio remains in good fundamental shape. On the other side, Hedge Funds still suffered from mark-to-market losses due to the negatively affected general market environment; but overall, PI contributed positively to **revenues** with €10 million in Q2, after a negative Q1 of € -8 million.

Nevertheless, the core portfolio fundamentally remains of high quality.

Among the other MIB activities, **Corporate Treasury Sales** delivered a good performance as in previous periods; the unit handles current German, Austrian and Italian customer business in cooperation with the Corporate Division

and holds significant market positions. Q2 performance was solid in Germany and Austria, despite continuing unfavorable market conditions prompted many clients to sit on the sidelines and shy away from entering into new trades until markets return to more normal conditions.

Business in CEE countries (particularly in Russia) is progressing well, as a result of MIB project aimed to boost hedging derivative sales in the region.

CEE and Poland's Markets

Within a more difficult world-wide environment of financial markets, the CEE region maintained its position as solidly growing market. While the impacts of the turbulences revealed a higher vulnerability of some countries more dependent on the inflow of foreign capital, the overall growth rates again exceeded significantly those in Western Europe. Banking penetration still remains low in comparison with the Eurozone, and the increasing financial wealth and dynamic domestic demand of the household sector together with positive perspectives for the corporate segment is a strong base for a further positive development both of consumer finance and mortgages on one hand and deposit and investment products on the other hand.

UniCredit Group reinforced its position as the leading bank in the CEE region through the finalization of the acquisitions of **ATF Bank** in Kazakhstan and **Ukrsotsbank** (USB) in Ukraine completed in November 2007 and January 2008 which hence are already included in the results of the CEE region. With the two new banks, UniCredit Group is a Top 5-player in around 10 CEE countries.

In February 2008, with the merger in Bosnia and Herzegovina, the Group completed the integration process in the CEE region. After six mergers, a significant reduction of the number of IT platforms used in CEE, a rebranding process establishing the UniCredit brand throughout the region and the implementation of a uniform governance model the Group is now well positioned to pursue its growth and value creation targets.

To fully benefit from the market potentials in CEE, the group launched an organic growth strategy with the goal to further strengthen its branch network throughout the region. A strong focus herein is on fast growing markets with a partially still lower presence regarding branches such as Russia, Romania, Turkey and Ukraine. As at 30 June 2008 the overall number of branches is 3,832.

Furthermore, also the CEE banks join the Group's initiatives with regard to customer satisfaction, hereby analyzing and monitoring the level of customer satisfaction and setting concrete action for further improvements, aiming at ensuring stable customer relationships with regard to sustainable value creation.

The CEE region is managed in two divisions, CEE and Poland's Markets, and has banking operations in 20 countries and representative offices in three more countries.

CEE Division

Financial and Commercial Performance

Following an excellent performance in 2007, the CEE Division maintained its strong momentum in the first six months of 2008. While economic conditions in the various countries differ widely, the Central Eastern Europe (CEE) business segment is generally characterised by healthy growth. Business volume and results have risen steadily over the past quarters. Cost efficiency has been kept at a high level despite investment in organic growth, and risks have remained well within our expectations.

Our two recent acquisitions in Kazakhstan and Ukraine are fully included in the consolidated financial statements for the first half of 2008. These acquisitions reflect our commitment to particularly promising markets, through banks which have already attained strong market positions. We have thereby strengthened the basis for sustainable growth in the long term while further diversifying our business portfolio. It now encompasses countries with widely varying profiles, including EU member states and candidates for EU membership which have made very good progress in convergence; large countries such as Turkey and Russia, where the banking industry is growing strongly; and now also countries in Central Asia which are rich in raw materials and enjoy bright prospects in a long-term perspective.

Business volume measured by risk-weighted assets (RWA pursuant to Basel I) expanded by 12.3% in the first six months of 2008 as compared with the preceding year-end; in the old consolidation perimeter (excluding the two newly added banks), the volume growth was 5.9%, with more than half of this growth originating in Russia. Considerable growth was also achieved in Bulgaria and Romania.

In the first half year of 2008, **operating income** rose by 36.6% at current exchange rates to over €2 billion as a result of the newly consolidated companies. In the old perimeter, operating income grew by 20% at constant exchange rates. The main contribution to growth came from **net interest income**, which was 45.9% (in the old perimeter, 26.7% at constant exchange rates and perimeter) higher than a year before. In seven countries, the growth rate reached 25% or more, with Russia achieving the strongest increase (+38%). **Net commissions** in the first six months of 2008 at €542 million was 25.2% (old perimeter: 13.8% at constant exchange rates) higher than in the same period of the previous year. Trends in the various countries differed according to the relative importance of the generally weak securities and new issue business; commercial services such as cash management and loan commissions developed favourably.

Income Statement (million)

CEE DIVISION	H1 2008	H1 2007	CHANGE % ON H1 '07 CURRENT EXCHANGE RATE	CHANGE % ON H1 '07 NORMALIZED[1]	2008 Q2	2008 Q1	2007 Q2	CHANGE % ON Q2 '07 CURRENT EXCHANGE RATE	CHANGE % ON Q2 '07 NORMALIZED[1]
Operating income	2,145	1,570	+36.6%	+20.1%	1,126	1,019	822	+37.0%	+21.4%
Operating costs	-1,057	-789	+34.0%	+18.7%	-544	-513	-412	+32.0%	+19.3%
Operating profit	1,088	781	+39.3%	+21.5%	582	506	410	+42.0%	+23.4%
Net write-downs on loans	-199	-69	+188.4%	+69.4%	-96	-103	-19	+405.3%	+221.6%
Profit before tax	926	679	+36.4%	+27.7%	506	420	372	+36.0%	+25.2%
Profit (Loss) for the period	742	551	+34.7%	+24.4%	416	326	304	+36.8%	+22.4%

1. At constant exchange rates and perimeter

Balance Sheet					(€ million)
	AMOUNTS AS AT			CHANGE ON DEC '07	
CEE DIVISION	06.30.2008	03.31.2008	12.31.2007	AMOUNT	%
Total Loans	74,515	66,187	62,169	12,346	+19.9%
o.w. with customers	*60,945*	*55,224*	*50,638*	*10,307*	*+20.4%*
Customer deposits (incl. Securities in issue)	51,280	48,103	46,262	5,018	+10.8%
Total RWA	66,107	62,440	58,891	7,216	+12.3%
RWA for Credit Risk	64,013	60,533	55,632	8,381	+15.1%

Key Ratios and Indicators				
	H1		CHANGE	
CEE DIVISION	2008	2007	AMOUNT	%
EVA (€ million)	367	293	74	+25.3%
Absorbed Capital (€ million)	5,661	3,841	1,820	+47.4%
RARORAC	12.98%	15.26%	-228bp	
Operating Income/RWA (avg)	6.78%	6.94%	-16bp	
Cost/income	49.3%	50.3%	-100bp	
Cost of Risk	0.65%	0.32%	33bp	
Tax rate	19.9%	18.9%	100bp	

Staff Numbers					
	AMOUNT AS AT			CHANGE ON DEC '07	
CEE DIVISION	06.30.2008	03.31.2008	12.31.2007	AMOUNT	%
Full Time Equivalent (KFS group 100%)	56,245	55,690	43,647	12,598	+28.9%
Full Time Equivalent (KFS Group proportional)	46,121	45,670	33,796	12,325	+36.5%

There was a particularly strong increase in Turkey, where Yapı Kredi Bank is the undisputed and innovative market leader in commercial services – including credit card business, foreign trade financing, leasing and factoring – and in institutional asset management. **Trading profit** in the first six months of 2008 increased by 17.0% to €110 million, representing a 5.1% decrease in the old perimeter, at constant rates. This reflects the full impact of the global credit market crisis with its significant widening of credit spreads on high-yield securities (emerging markets, corporates or currencies) – leading to fair value adjustments reflecting the decoupling from the fundamentals.

In the first half of 2008, the increase in **operating costs** compared with the same period of the previous year was 34.0% in the new consolidation perimeter and 18.7% in the old perimeter at constant exchange rates, thus remaining in line with revenue growth. The **cost/income ratio** therefore remained at 50.1% in the old perimeter and now stands at 49.3% in the new perimeter. This development is to be seen against the background of our ongoing branch network expansion programme in which we aim to open close to 1.200 additional branches until the end of 2010 and our investments to unlock further cross-regional synergies. The **number of employees (FTE)** in the old consolidation perimeter increased by 6%. With the two newly included banks (ATF in Kazakhstan and USB in Ukraine), 206 and 485 branches, respectively, with a total of 5,551 and 10,470 employees (FTE), respectively, were added to the network. The **cost/income ratio** of the new banks was 41.6% and 54.2%, respectively.

Net write-downs of loans in the first half year of 2008 reached €199 million (H1 2007: €69 million); the inclusion of ATF/Kazakhstan accounted for €62 million of this total, and USB/Ukraine for €23 million. It is to these initial levels that the UniCredit business model with its strict risk policies and processes will be applied. In the old consolidation perimeter, net write-downs of loans were €114 million, 45 million higher than a year before where the income statement benefited from a net release of loan loss provisions in Croatia. Although the provisioning charge increased as a result of general expansion, and especially on account of strong efforts to boost retail banking and business with small and medium-sized companies, the **cost of risk** (on average RWA) is still very low on all definitions: 0.65% including Kazakhstan and Ukraine, 0.43% in the old perimeter.

In the CEE Division, the combination of organic and external growth and only modest increase in costs led to an increase of 36.4% in **profit before tax** for the first half of 2008, to a total of €926 million including the two new banks, while the increase at constant rates and perimeter was 27.7%.

The good operating performance of the CEE Division and the increased profitability in first six months of 2008 translated into an increase in the value creation of 25.3% over the first six months of 2007, with **EVA** standing at €367 million and the **RARORAC** at 12.98%.

CEE Division (Continued)

Turkey

In 1H08, Koç Financial Services (KFS) registered strong commercial performance driven by continued growth momentum as well as profitability and operational efficiency improvements despite the emergence of economic slowdown and macro/political uncertainties starting from the end of March.

Operating Income: breakdown by Country

H1 08 vs H1 07 at costant rates (€ million)

CEE Division : +40.2%


share
vs prior year
22% Turkey 27.6%
12% Croatia 20.4%
14% Russia 33.4%
8% Czech Rep. 4.6%
7% Bulgaria 14.1%
7% Romania 21.4%
6% Hungary 5.7%
8% Ukraine n.d.
7% Kazakhstan n.d.
11% Other 13.9%
H1 2007
H1 2008

Note: The percent change in operating income is 40.2% at constant exchange rates and 36.6% at current exchange rates.

Results

During the first six months of 2008, KFS contributed €172 million to UniCredit Group **net income**, +40,7% y/y. The strong results were mainly driven by strong **revenue** growth, +27,6% y/y, driven by improved commercial performance positively affecting **net interest income** (+22,1% y/y) and **net fees** (+39,7% y/y) and strong volume growth both in **customer loans** (+26% y/y) and **deposits** (+7% y/y).

Operating costs increased by 19% y/y during the first six months driven by 115 net new branch openings with the framework of the accelerated branch expansion plan. The plan, announced in 2Q07, is continuing on ahead of plan in terms of number of openings. As of 1H08, YKB has moved up one rank to become the third largest branch network in the country with 791 branches. The plan is based on reaching 1,000 branches by the end of 2009 at bank level.

Despite accelerated branch expansion, YKB has succeeded in reducing the share of total transactions of the branches, thanks to new advanced ATMs, all equipped with barcode reader functions, allowing branches to be freed up from cash depositing and credit card payment traffic and to be concentrated on sales and increasing cross-sell activity.

The process of non-core asset disposals with an aim to concentrate on core banking activities continued in 1H08. First, the process to rationalize the insurance business (Yapı Kredi Sigorta & Emeklilik) including assessment of divestiture and partnerships was launched in February 2008. YKB aims to complete the process by the end of 2008. Second, the process to reorganise YKB's shareholding in YK Koray was also launched in May 2008 with a possible divestiture of YKB's 30.45% holding in YK Koray.

On May 15, YKB deliberated to increase the capital by YTL 920 million, to YTL 4,347 million, to support the Bank's long-term retail growth plans and provide additional capital cushion in light of rapidly changing regulatory environment and financial volatility.

Koç Financial Services, controlling 81.8% of YKB's outstanding share capital, will be participating proportionately with its share of YTL 750 million while minorities share in the capital increase will be YTL 170 million (if 100% subscription is obtained).

Retail business

Positive growth momentum in the sector in 1Q08 showed signs of deceleration in 2Q08 as a result of emergence of domestic macro and political uncertainties in addition to negative global backdrop. YKB's growth performance showed trends parallel to the sector. As of the end of June 08, YKB achieved above market growth in consumer loans, especially in general purpose loans, auto loans and SME loans.

YKB registered more than double the sector growth in general purpose loans thus increasing its market share significantly as of 1H08, a direct result of the implementation of CARMA, a centralized automated risk management approach based on loan offerings with pre-approved limits for about 1.3 million existing customers. YKB recorded a 140 bps increase in its market share in auto loans to 10.3% (from 8.9% in 2007) mainly due to partnerships with dealers (Ford Finans). YKB increased its

market share also in driven by increased focus and the introduction of innovative products.

In 1H08, Yapı Kredi continued to leverage the credit card brand re-positioning which it completed in 3Q07 to sustain growth and defend its leadership position despite threats to profitability and sustainability of card business due to changing regulatory environment. As of June 2008, YKB is the leader in credit cards in terms of outstanding volume, issuing volume number of credit cards and number two in terms of acquiring volume.

In June 2008, the implementation of the co-branding agreement with Fortis began and the two other agreements with Vakıfbank and Anadolubank are also expected to be implemented within 2008. Together with these partnerships, YKB aims to further strengthen its position in the credit card market and regain leadership in terms of acquiring market share. Other ongoing initiatives include the expansion of the Direct Sales Force (DSF).

In terms of deposits, following a decline at YE07 and 1Q08, the market share of YKB regained momentum in 2Q08 while maintaining focus on profitability and avoiding aggressive pricing competition.

Corporate business

Lending growth in corporate and commercial loans was in fact in 1H08 despite challenging trends. Upward loan repricing has initiated starting from January due to focus on improving return on capital.

The Bank is increasing its focus on cash management products and high margin areas including trade finance, project finance and acquisition finance as well as leveraging leasing and factoring products.

As one of the main areas of improvement in corporate and commercial segments, YKB has been reviewing its strategy on non-cash loans, mainly letter of credit and letter of guarantees as a result of revised regulatory environment and to further improve the profitability of these products.

Russia

Despite the global credit crunch the Russian economy continues to show strong growth and robust macroeconomics, mostly driven by a rapid rise in consumption and growth in investments. Inflation remains a major risk for the economy, with the Consumer Price Index reaching 15.5% in June 2008, up from 12.6% in January 2008. Increasing inflationary pressures reduce households' propensity to save and induces them to switch to current consumption. Thus retail sales have kept growing at a fast rate since the beginning of the year and grew by 15.6% y/y in January-April 2008.
To curb inflation, the Bank of Russia and government took a number of measures. The CBR refinance rate was raised by 50 basis points from 10% to 10.5% on April 29. The government has already changed its original inflation target for December 2008 from 8% to 10.5% in annual terms. However, it is forecast that inflation will reach at least 13.5% for the whole year 2008, given the current macroeconomic conditions. The latest release of statistical data for the end of April showed retail sales up by 15.6% with capital investment growth of 20.3%.

Given strong economic performance, the Russian banking industry continued to expand rapidly in the first quarter of 2008.

Total banking assets increased during this period by 5.3%, primarily driven by the corporate lending business.

While the growth of retail loans slowed down to 7.6% from 10.2% in H1 2007, corporate loan growth accelerated to 10.2% compared to 8.4% for the same period one year ago. This growth is predominantly driven by foreign banks and state-owned banks.

ZAO UniCredit Bank is one of Russia's leading universal banks. During 2007 the bank was fully integrated into the UniCredit Group and by the year-end finally rebranded from International Moscow Bank to ZAO UniCredit Bank. The bank maintains a country wide network of 74 branches plus one Representative Office in Minsk, Belarus serving about 526,000 individuals and SME clients and almost 4,000 companies with its comprehensive banking products and services.

As of the beginning of June 2008, ZAO UniCredit Bank is the ninth-largest bank in Russia by total assets. During the first half of 2008 UniCredit Bank grew faster than the banking sector and improved its market shares in all segments. Total assets rose by 16% thus increasing the market share from 1.82% as of year end 2007 to the current 1.85% (rankings and market shares are based on Russian Accounting Standards).

Results

In the first half of 2008 the bank achieved a **gross operating profit** of €170.2 million which at constant exchange rates is 26.6% over the result for the same period last year.

This good performance was driven by dynamically growing business volumes in all segments and business lines. Continuous growth is a result of the permanent improvement and enlargement of the bank's product and service portfolio as well as accelerated client acquisition supported by the increase in regional coverage through ongoing network expansion. Since H1 2007

[redacted]

CEE Division (Continued)

the network has increased by 19 to the current 74 outlets and the client base has grown by more than 66%. The number of staff increased in the same period by 38% to 3275 employees.

First half 2008 **revenues** of €282 million were up by 33% y/y (at constant exchange rates). The increase was driven by strong flows of interest income and commissions offsetting a downward trend in the trading result due to negative revaluation of the securities portfolio after the recent turbulence in international financial markets.

Total **assets** rose to €11.8 billion and are 59.8% higher than in H1 2007. Driven by both retail and corporate loans, gross loan volume rose by 78.7% to €9.3 billion from H1 2007 and deposits increased in the same period by 57.5% to €6.8 billion. In the second quarter of 2008 the bank recorded growth of 14% in loans and 8% in deposits.

In terms of efficiency, the **cost-income ratio** still stands at an outstanding level of 39.6% despite ongoing network expansion.

Corporate business
The bank further strengthened its position in the corporate sector and demonstrated substantial growth in lending business, primarily due to steadily growing demand from mid-sized regional corporates. The **corporate loan** book stood at €6.5 billion while **customer deposits** were €5.3 billion. As of the beginning of March 2008 UniCredit Bank ranked seventh in terms of corporate lending and held a market share of 2.4% which had strongly improved since Q1 2007 when it stood at 2.1%. The market share for corporate accounts and deposits increased in the same period from 2.38% to 2,47% and as of the beginning of June 2008 the bank held the seventh position in the market.

ZAO UniCredit Bank is the bank of choice for over 100 out of the top 200 Russian companies (by sales) and its share in the top-50 is around two thirds. Being a member of an international banking group with a large customer base the bank pays particular attention to expanding its business with international companies operating in Russia. The key initiatives in the corporate business are directed at accelerated growth with focus on profitability and quality.

Retail business
Accelerated development of the retail business is a key strategic target of ZAO UniCredit Bank. Retail business volumes, including SMEs, are growing rapidly. Key products are car loans, residential mortgages and credit cards. In all these products the bank achieved growth rates notably ahead of the banking market.

The retail loan portfolio y/y rose to more than €1.8 billion, primarily driven by housing loans, which grew by 152%, up to €466 million. Deposits from customers significantly increased in the same period by almost 59% to €1.5 billion. In the first five months of 2008 UniCredit Bank managed to increase its retail lending market share from 1.5% to 1.6%. The market share in deposits has remained stable at 0.56%.

Since H1 2007 the customer base has increased by 66% to 526,000 clients with particularly strong growth rates in the Regions. During the first half of 2008 more than 100 thousand new customers were acquired. In order to achieve this growth the bank launched a number of partnership programs to boost loan sales throughout the growing distribution network and increase partnerships especially with car manufacturers and their specialized finance companies. The overall number of branches increased from 55 to 74 and will further grow until the end of the year. The main focus for the second half of 2008 is put on accelerated network development, improvement and development of the product range and maintaining the high level of customer service quality.

Poland's Markets Division

Financial Performance

The Poland's Markets Division manages the UniCredit Group's operations in Poland and Ukraine (through UniCredit Ukraine Bank).

In Poland, thanks to Bank Pekao, the UniCredit Group has a market share of ca 15% and is the leading bank in terms of total assets, loans to customers and assets under management. The bank can rely on a nationwide network of more than 1,100 branches, a strong presence in all major cities in the country and on Poland's biggest ATM network (ca 1,900 ATMs, available to customers of UCI banks free of charge), enabling their customers to have full flexibility and easy access to bank channels all over the country.

On June 16, UniCredit has transferred to GE Money Bank - the Polish bank belonging to the global consumer lending division of General Electric - a majority shareholding in Bank BPH. Bank BPH is a universal bank with a network of 201 branches. As of December 31, 2007 Bank BPH had total assets of €3.6 billion, loans of €1.7 billion, deposits of €1.6 billion and shareholders' equity of €0.4 billion.

As of the same date, BPH TFI had total assets under management of €1.8 billion. The sale of UniCredit's shareholding in Bank BPH is the final step to fulfill the agreement concluded on April 19, 2006 between the Ministry of State Treasury of the Republic of Poland and UniCredit.

In Ukraine, the Division (through UniCredit Ukraine Bank) has a market share of about 1% in terms of total assets and loans to customers; but there are ambitious plans for growth, in both the retail and corporate segments, considering the positive macroeconomic and banking sector developments in the country. Corporate Banking is now the core business of the Division in Ukraine, contributing about two-thirds of revenues and accounting for a 1.5% market share of corporate loans. Retail banking is in the start-up phase of its development and has strong potential for further growth. UniCredit Ukraine Bank has shown higher than market growth of corporate and retail business volumes, despite the merger process concluded in September 2007.

In the first half of 2008 the Poland's Markets Division posted **net profit** for the period of €463 million representing a decrease of 9.8% y/y at constant exchange.

The Division's **operating income totaled** €1,122 million in June 2008 YTD, representing an decrease of 3.2% y/y at constant exchange rates. The decrease was the result of:

- **net interest** which rose by 7.0% y/y at constant exchange rates primarily due to the good commercial performance turned into customer loans growth of ca. 10% vs. Dec '07, driven especially by retail mortgages and consumer loans;
- **net fees** and commissions which noted 24% y/y decrease at constant exchange rates due to the strong decline in mutual funds (eop volumes falling ca. 35% y/y) driven by market conditions.

The **operating costs** remain under control, up by only 1.9% y/y in June 2008 YTD at constant exchange rates, below the inflation level.
At the end of June 2008, there were 22,184 **employees** (FTE), a decrease of 65 FTE from December 2007.

The efficiency remains high with **cost-income** ratio reaching 46.4% in June



CEE and Poland's Markets (Continued)

Income Statement (€ million)

POLAND'S MARKETS DIVISION	H1 2008	H1 2007	CHANGE % ON H1 '07 CURRENT EXCHANGE RATE	CHANGE % ON H1 '07 AT CONSTANT EXCHANGE RATE	2008 Q2	2008 Q1	2007 Q2	CHANGE % ON Q2 '07 CURRENT EXCHANGE RATE	CHANGE % ON Q2 '07 AT CONSTANT EXCHANGE RATE
Operating income	1,122	1,059	+5.9%	-3.2%	580	542	554	+4.7%	-5.8%
Operating costs	-521	-467	+11.6%	+1.9%	-276	-245	-242	+14.0%	+2.5%
Operating profit	601	592	+1.5%	-7.3%	304	297	312	-2.6%	-12.3%
Net write-downs on loans	-32	-51	-37.3%	-39.2%	-19	-13	-25	-24.0%	-28.0%
Profit before tax	568	585	-2.9%	-11.6%	299	269	285	+4.9%	-5.3%
Profit (Loss) for the period	463	468	-1.1%	-9.8%	243	220	226	+7.5%	-2.7%

2008 YTD, increasing by 230 bp from same period of last year.

As of June 2008 the Division's **loans to customers** totaled €21 billion, with a ca. **10%** increase over December, while **deposits from customers** (including securities in issue) stood at 26.5 billion, 2% above the level of December 2007.

The Division reached good results in June 2008 YTD also in terms of value creation, with **EVA** at €204 million and ***RARORAC*** at 31.96%, below previous year level (down by 954 bp), still being one of the highest in the Region.

In terms of commercial performance, June 2008 continued to be successful for the Bank Pekao, especially with respect to retail. The key products have been consumer loans, mortgages and credit cards. In mutual funds, being one of the key products of the bank, adverse effects of the market turnaround were observed (outstanding volume decreasing 35% vs. 2Q'07).

Balance Sheet (€ million)

POLAND'S MARKETS DIVISION	AMOUNTS AS AT 06.30.2008	AMOUNTS AS AT 03.31.2008	AMOUNTS AS AT 12.31.2007	CHANGE ON DEC '07 AMOUNT	CHANGE ON DEC '07 %
Total Loans	25,067	24,708	24,005	1,062	+4.4%
o.w. with customers	*21,311*	*20,007*	*19,386*	*1,925*	*+9.9%*
Customer deposits (incl. Securities in issue)	26,530	25,607	25,896	634	+2.4%
Total RWA	27,059	26,051	25,726	1,333	+5.2%
RWA for Credit Risk	26,030	25,481	23,978	2,052	+8.6%

Key Ratios and Indicators

POLAND'S MARKETS DIVISION	H1 2008	H1 2007	CHANGE AMOUNT	CHANGE %
EVA (€ million)	204	196	8	+4.0%
Absorbed Capital (€ million)	1,277	946	331	+35.0%
RARORAC	31.96%	41.50%	-954bp	
Operating Income/RWA (avg)	8.56%	11.19%	-263bp	
Cost/Income	46.4%	44.1%	230bp	
Cost of Risk	0.25%	0.55%	-30bp	
Tax rate	18.5%	20.0%	-150bp	

Staff Numbers

POLAND'S MARKETS DIVISION	AMOUNT AS AT 06.30.2008	AMOUNT AS AT 03.31.2008	AMOUNT AS AT 12.31.2007	CHANGE ON DEC '07 AMOUNT	CHANGE ON DEC '07 %
Full Time Equivalent	22,184	22,198	22,249	-65	-0.3%

The UniCredit Group is placing a strong emphasis on Ukraine in light of the enormous growth potential of the local market. In September 2007 the legal and operational merger between UniCredit UA and HVB UA was completed, creating the new Bank UniCredit Ukraine with a market share in loans of about 1%.

The bank throughout 2008 was committed to expanding its retail business and has launched a retail network development project in all of Ukraine's major cities. The project includes an integrated IT platform, consisting of a network, a local core, SSB cards, and Euronet ATMs, along with a customized integration layer and front-end, a central back office, a new call center and a standardized branch model designed to best-practice international standards.

In Ukraine, the Retail expansion project continues to give very positive and promising results. The bank reached a total of 60 retail branches (30 new vs. same period of last year).

Further Information

The Business Combination with Capitalia

The Group's reorganization, which began in 2007 following the merger of Capitalia into UniCredit, continued in the first half of 2008. As a part of this process, several combination transactions were completed. The reorganization project is expected to be completed by the end of the current year.

Below is a description of transactions completed during the first half of the year.

Combination of Banking Business

In order to combine the banking businesses carried out by the former Capitalia banks (UniCredit Banca di Roma, Bipop Carire and Banco di Sicilia), the following steps were taken:

- The creation of 3 new retail banks with specific regional responsibilities in northern Italy, central and southern Italy and Sicily;

- The transfer of the following banking businesses: (i) the retail business to the above 3 new banks; (ii) private banking, corporate banking, mortgages and personal loans to UniCredit Private Banking, UniCredit Corporate Banking (formerly UniCredit Banca d'Impresa), UniCredit Banca per la Casa and UniCredit Consumer Financing Bank (formerly UniCredit Clarima Banca) respectively (hereinafter "UPB," "UCCorp," "UBCasa" and "UCFin"), and properties (formerly owned by UniCredit Banca di Roma and Banco di Sicilia) to UniCredit Real Estate (hereinafter, "URE").

From the standpoint of implementation, the reorganization will take place through two separate corporate transactions:

- The merger of UniCredit Banca, UniCredit Banca di Roma, Banco di Sicilia and Bipop Carire (hereinafter, "UCB," "BdR," "BdS," and "Bipop") into UniCredit after which "UCFin" and "UBCasa" will be directly controlled by the parent company.

- UniCredit's transfer of the business units acquired following the merger: (i) retail banking to the three new banks (UniCredit Banca, UniCredit Banca di Roma and Banco di Sicilia), whose names were selected for continuity purposes, with regional responsibility; (ii) private and corporate banking to UPB and UCCorp; (iii) mortgages and loans to UBCasa and UCFin; and finally, (iv) the property business to URE.

The merger plan, which was approved by the boards of directors of the companies involved in the combination, was authorized by Banca d'Italia in an order dated last June 4 which was subsequently recorded in the appropriate Business Registers.

It is estimated that the merger may go into effect on November 1st, 2008.

The creation of 3 new retail banks and the transfer of retail business units

The three new retail banks that will be created after the merger of UCB, BdR, BdS and Bipop into UniCredit will be renamed UniCredit Banca, UniCredit Banca di Roma and Banco di Sicilia in order to maintain continuity, and they will have the following regional responsibilities: The new UCB will have responsibility for northern Italy, the new BdR for central and southern Italy, and the new BdS for Sicily. These banks will feature a similar service model differentiated by customer segment (households and individuals, personal banking and small business and agencies) and a standard range of products and services.

For the creation of these banks, last April UniCredit established three service companies: UniCredit Servizi Retail Uno S.p.A., headquartered in Bologna; UniCredit Servizi Retail Due S.p.A., headquartered in Rome; and UniCredit Servizi Retail Tre S.p.A., headquartered in Palermo (hereinafter, "Retail Uno," "Retail Due" and "Retail Tre" respectively) each with share capital of €6.4 million. Last May these companies revised their corporate purpose and name in order to perform banking operations, subject to the approval of supervisory authorities, effective November 1st, 2008, and they also approved their respective operating plans.

Common and unique features of the new retail banks

The new retail banks will be dedicated to households and small businesses with the goal of being known for providing high-quality financial services in Italy through a broad range of specialized products and services. They will also be known for their strong technological capabilities and their widespread presence in the area where they operate.

Their goal is to create value for the Group over time by optimizing the management of the "virtuous cycle" of high-quality products, customer satisfaction, increasing market share and growing revenues, and by operating with the highest degree of efficiency.

To be specific, the three new banks aim to provide excellent service, in terms of the products and services offered, to the three customer segments that make up the retail market: households, individuals and small businesses.

The new banks are focused on the strategic goals of performance (growth of market share and cross-selling, especially in the personal banking and small business segments), efficiency in the use of human resources (especially in front offices and operating processes for households and individual customers) and the appropriate use of capital (for lending to households and small businesses).

The new banks will have a streamlined structure with a focus on business management. As a continuation of the positive experience of the former UniCredit Banca, the structure will use a decentralized decision-making and operating model for branch networks in order to encourage direct customer relationships to promote customer satisfaction, while still providing appropriate operating controls. The new banks will also enjoy the strong support of the Retail Division in Italy, applicable parent company areas and centralized departments.

This model will make it possible to make the best use of the Group's existing specialized skills and to quickly and effectively disseminate innovations developed by the Group in terms of products and specialized service procedures for individual sub-segments of the retail market.

New UniCredit Banca, the retail bank with regional responsibility for northern Italy
As indicated above, the mission of the new UniCredit Banca, with headquarters in Bologna, will be to look after markets in northern Italy (Piedmont, Valle d'Aosta, Liguria, Lombardy, Veneto, Trentino Alto Adige, Friuli Venezia Giulia and Emilia Romagna). At the same time it will oversee the branches reporting to the "Agenzia Tu" Sales Department throughout Italy. These branches are located throughout Italy and target foreign citizens and so-called "atypical" young workers on the basis of a recently launched project.

The new UniCredit Banca will have a staff of about 20,800 employees which will be organized in a central management office and a network of 2,599 branches.

The new UniCredit Banca's market approach strategy will tap into and enhance the rich experience and skills that reflect its recent history.

To be specific, the pillars of the "value proposition" of the new UniCredit Banca will be:

- customer satisfaction, and a focus on customers (households and small businesses);
- tailor-made relationships based on business guidance provided by local offices and on the appropriate allocation of powers;
- a widespread presence in the local social and economic structure;
- an innovative range of services and products that meets customers' needs.

In addition, thanks to the branch networks coming from Banco di Sicilia, UniCredit Banca di Roma and Bipop Carire, the new UniCredit Banca will be able to further enhance its local presence, especially in Emilia Romagna, Liguria and Lombardy (particularly in the province of Brescia), and establish a greater presence in Triveneto and Piedmont.

The strategy pursued by the new UniCredit Banca aims to be fully consistent with the unique features of the area managed.
The new UniCredit Banca hopes to become the main financial partner of retail customers (households and small businesses) in northern Italy, which has immense business resources and a strong desire to generate revenues.

New UniCredit Banca di Roma, the retail bank with regional responsibility for central and southern Italy
As noted above, the mission of the new UniCredit Banca di Roma, with headquarters in Rome, will be to look after markets in central and southern Italy (Tuscany, Marches, Abruzzo, Umbria, Latium, Molise, Sardinia, Campania, Puglia, Basilicata and Calabria).

The bank, which will have a staff of about 14,100 employees, will be organized in a general management office and a network of 1,530 branches and will combine the strengths of belonging to a leading international banking group with the most important local traditions. In doing so, it will focus on the regions under its responsibility with the goal of strengthening its competitive position and its ability to manage the reference market. Thus, the new UniCredit Banca di Roma will aim to further strengthen and develop its local business, social and institutional relations in central and southern Italy.

New Banco di Sicilia, the retail bank with regional responsibility for Sicily
As noted above, the mission of the new Banco di Sicilia, with headquarters in Palermo, will be to look after the markets under its responsibility through the branches coming from UniCredit Banca, UniCredit Banca di Roma and Banco di Sicilia that are located in Sicily, and the 3 branches of Banco di Sicilia in the historical centers of Milan, Rome and Turin.
The new Banco di Sicilia will have a staff of about 5,200 employees which will be organized in a central management office and a network of 430 branches.



The Business Combination with Capitalia (Continued)

As witness to the development of Sicily's economy, the goal of the new Banco di Sicilia is to be the first bank to help Sicily conquer world markets and to contribute in a significant and organized manner to the renewal of its production structure and the needed recovery of its productivity and competitiveness.

The new bank's sole focus on the retail segment and its widespread presence in Sicily, as well as the strength of the UniCredit Group's large domestic and international network, are the strengths that will allow the bank to work closely in the area to support small and medium-sized businesses that represent the true fabric connecting the Sicilian production system. It will provide the skills and energy needed for these businesses to expand and carry out projects on a global scale.

In this context, there will be a special emphasis on collaboration with Confidi consortiums; the selection and support of investments in research, development, innovation and training; new enterprise in sectors with a high technological content; initiatives aimed at expanding in domestic and international markets; and projects aimed at developing the tourism business.

In order to provide the best support to households and businesses, the new Banco di Sicilia will have to further develop relationships with individuals, entrepreneurs and their families, and with workers. To achieve this goal, it will take advantage of "tailor-made" professionalism and management styles for various segments, with a constant focus on the different needs of customers in terms of products and services. It must also continually listen to its customers' needs in order to improve its ability to meet their requirements and to become their bank of choice over time.

Transfer of retail, corporate, private, mortgage, lending and property business units

At the beginning of last May, the boards of directors of the Group companies, to which the businesses that were previously a part of UniCredit will be transferred through the merger noted above, approved the capital increases that UniCredit, as the sole shareholder, will make when transferring the following banking units:

- **Retail Northern Italy**, which is to be transferred to the new UCB. The transfer will involve the customers in the Group's retail bank branches located in Val d'Aosta, Piedmont, Liguria, Lombardy, Veneto, Trentino Alto Adige, Friuli Venezia Giulia and Emilia Romagna, as well as customers handled by branches formerly managed by the "Agenzia Tu" Department of UniCredit Banca that are located throughout Italy;

- **Retail Central and Southern Italy**, which is to be transferred to the new BdR. The transfer will involve the customers in the Group's retail bank branches in Tuscany, Umbria, the Marches, Latium, Abruzzo, Molise, Sardinia, Campania, Puglia, Basilicata and Calabria;

- **Retail Sicily**, which is to be transferred to the new BdS. The transfer will involve the customers in the Group's retail bank branches in Sicily as well as the historical branches of Banco di Sicilia located in Milan, Rome and Turin.

Based on the financial statements as at December 31, 2007, the net value of the transfer of the business units concerned, which corresponds to the capital increases, totaled €1.6 billion for Retail Northern Italy, €1.1 billion for Retail Central and Southern Italy and €359 million for Retail Sicily.

In light of the above net transfer values, the above transferee banks will vote on a capital increase in the same amount with a resulting revision to their respective articles of association.

Following the merger, UniCredit will transfer other banking businesses to UniCredit Corporate Banking, UniCredit Private Banking, UniCredit Banca per la Casa, UniCredit Consumer Financing Bank and UniCredit Real Estate respectively involving the following business units:

- **Corporate**, consisting of relationships with small and medium-sized businesses and larger agencies that have no treasury or cash services; the net transfer value amounts to €2.5 billion;

- **Private**, consisting of relationships with individual, high-net-worth individuals; the net transfer value amounts to €15 million;

- **Mortgages**, consisting of residential mortgages to individuals; the net transfer value amounts to €1.4 billion;

- **Lending**, consisting of lending relationships (personal loans, special-purpose personal loans, so-called unsecured loans, etc) in amounts up to €100,000; the net transfer value amounts to €175 million;
- **Properties**, consisting of real estate assets; the net transfer value amounts to €2 million.

The shareholders' meetings of the transferee companies that will be required to vote on the respective capital increases are to be held by mid-October of this

year which will make the transfers valid effective November 1st of this year, immediately following the effective date of the merger of UCB, BdR, BdS and Bipop into UniCredit.

Integration of property, IT and back-office operations

In order to maximize economies of scale and ensure the full integration of the two groups, the property operations, in addition to the other former Capitalia operations (IT and back-office) that were transferred to URE at the end of 2007, were centralized at URE (into which Capitalia Solutions was also merged), UniCredit Global Information Services (UGIS) and UniCredit Processes & Administration (UPA) partly to improve the cost structure of the combined group.

To be specific:

- The real estate operations of MCC - Mediocredito Centrale (wholly-owned by UniCredit) and Immobiliare Piemonte (also wholly-owned by UniCredit) were centralized at URE. The former were transferred in a partial spinoff, and the latter through a merger (all with effect on July 1st, 2008);

- The IT operations of Capitalia Informatica (wholly-owned by UniCredit) were centralized at UGIS through UniCredit's sale of the Information System business unit last March for a price of €2.5 million;

- The back-office operations of Capitalia Informatica were centralized at UPA through the merger of the former (effective April 1st, 2008).

Asset gathering

In addition to already being a leader in the online trading sector, FinecoBank has become a leading asset gathering company through the integration of UniCredit Xelion Banca.

In particular, the asset gathering division of UniCredit Private Banking was centralized at FinecoBank through a partial spinoff. This division largely consists of the stake (100%) in UniCredit Xelion Banca and the staff and offices of UPB's corporate center that services the above bank. The spinoff of UPB's asset gathering division went into effect on July 1st, 2008.

Following the effective date of the above spinoff transaction, FinecoBank absorbed UniCredit Xelion Banca effective July 7, 2008.

Asset management

The Pioneer group strengthened its position through the centralization of operations in the asset management and assets under management sectors. In particular, in order to benefit from the prominence and wide international presence of the Pioneer brand, the following companies were integrated through mergers in the first half of the year:

- Capitalia Asset Management SGR SpA (100%) into Pioneer Investment Management SGRpa (effective March 29, 2008);

- Capitalia Investimenti Alternativi SGR SpA (100%) into Pioneer Alternative Investment Management SGRpa (effective April 1st, 2008);

- Capitalia Investment Management SA (100%) into Pioneer Asset Management SA, Luxembourg (effective April 1st, 2008).

In addition, on April 1st, 2008, the sale of the "investment management" unit of Bipop Carire, UniCredit Banca di Roma and Banco di Sicilia was sold to Pioneer Investment Management SGRpa at a total price of €5.7 million.

Leasing

The leasing operations of MCC were integrated into Locat through a partial spinoff of the leasing division. The transaction, which went into effect on July 1st, 2008, involved the inclusion of the parent company (the sole shareholder of the company spun off) in Locat's shareholder structure with a direct stake of 9.16%.

Retail banking

As a part of the retail business unit, products are to be developed in "global" product factories with the full integration of businesses. To be specific, the mortgage business is to be integrated into UniCredit Banca per la Casa, while the consumer credit business is to be integrated into UniCredit Consumer Financing Bank (formerly UniCredit Clarima Banca). To be specific:

- **Mortgage business**: partial spinoff of the mortgage division of FinecoBank to UniCredit Banca per la Casa including the equity investment in Fineco Credit, a company wholly- owned by Fineco Bank through which low-interest mortgage loans are promoted and placed; The transaction went into effect on July 1st, 2008. In addition, the mortgage divisions of Bipop Carire, UniCredit Banca di Roma and Banco di Sicilia are to be transferred to UniCredit Banca per

The Business Combination with Capitalia (Continued)

la Casa, after these banks are merged into the parent company as noted above.

- **Consumer credit and credit card operations**: Transfer of the following divisions to UniCredit Consumer Financing Bank (formerly UniCredit Clarima Banca):

- The division covering loans guaranteed by salaries, through the partial spinoff of the division by FinecoBank. This division essentially consists of the entire equity investment in Fineco Prestiti, which already included the operations of the above area, and other operations and human resources dedicated to the management of this business that were a part of FinecoBank (the transaction went into effect on July 1st, 2008);

- The "lending" division of Bipop Carire, UniCredit Banca di Roma and Banco di Sicilia after the merger of these banks into the parent company as noted above.

- The credit card divisions of Bipop Carire, UniCredit Banca di Roma and Banco di Sicilia. Specifically, the sale of the above division by Bipop Carire was finalized last May, while the other two transactions will be launched in August and October 2008 respectively.

Other organizational transactions

Non-performing loans

Last April the non-performing loans acquired by UniCredit as a result of the integration with Capitalia (a total of €4.5 billion gross, and €1.3 billion net, for a total of about 33,000 positions) were transferred by means of a bulk sale of the legal relationships to the subsidiary Aspra Finance, a company that will eventually serve as the repository for the Group's non-performing loans.

In this connection, last May Aspra Finance also finalized the acquisition of the non-performing loan portfolio of Bipop Carire (a total of €438 million gross and €99 million net last April, for a total of about 6,000 positions).

Once completed, the concentration of these loans at Aspra Finance will make it possible to derive several advantages such as (i) standard valuation criteria, (ii) the achievement of synergies from centralized management and (iii) improved portfolio management efficiency including through the sale of loan packages.

Aspra Finance's purchase of the Group's non-performing loans will be funded by the gradual capitalization of Aspra Finance by the parent company (in April, Aspra Finance's capital was increased to €350 million), and by suitable credit facilities provided by the parent company.

In addition, Aspra Finance will centralize equity investments being liquidated that are coming from Capitalia in order to optimize their management for liquidation purposes.

Capitalia Service JV

In February 2008 UniCredit and Archon reached an understanding to terminate the joint venture agreements related to Capitalia Service JV. UniCredit, which became the majority shareholder after the combination with the Capitalia Group, and Archon, a minority shareholder, terminated the joint venture agreements effective December 31, 2007. Based on the understanding reached, Archon sold its 49% stake in Capitalia Service JV to UniCredit for a payment of €0.5 million.

Trust operations

In order to strengthen the leading position of Cordusio Fiduciaria, the merger of Romafides (100%) and European Trust (100%) into Cordusio Fiduciaria was finalized effective July 1st, 2008.

Banking operations in Luxembourg

The merger of Capitalia Luxembourg SA (100%) into UniCredit International Bank (Luxembourg) SA (100%) was finalized effective July 1st, 2008.

The sale of the Monte Carlo branch of Capitalia Luxembourg S.A. to Compagnie Monégasque de Banque S.A. was also finalized on February 29, 2008.

Securities services

Last March, in keeping with previous transactions in the securities services sector, UniCredit finalized the transfer to Société Générale Securities Services ("SGSS") of the clearing and custody activities acquired following the integration of Capitalia. The total value of the transaction was €195 million including the sale of the stake held by UniCredit in Euroclear.

The securities services operation that was transferred to SGSS had assets under custody of €102 billion and assets under administration in Italy and Luxembourg of €22 billion and €5 billion respectively. Based on the outsourcing agreement entered into by UniCredit and SGSS in 2006 following the sale of 2Sbanca (currently SGSS) to Société Générale, SGSS will become the exclusive supplier of securities services in Italy to the entities concerned of the former Capitalia group.

Accordingly, UniCredit is proceeding with the rationalization of its back office operations thereby optimizing its costs and, at the same time, improving the level of service provided to customers.

Corporate Transactions and Further Rationalization of Group Operations

The first half of 2008 was characterized by the continuing process of integration with the Capitalia group described earlier, the reorganization of the Group and new external growth initiatives in accordance with the divisional and segment models with the aim of strengthening the Group's leadership in various business areas and eliminating overlapping businesses and seeking additional synergies and cost reductions.

Intra-Group Rationalization Transactions

In order to simplify the Group's structure, reduce control lines, achieve cost and revenue synergies and manage the subsidiaries' business in line with the Group's new divisional model, the parent company's Board of Directors approved the following transactions in the first half of the year:

- the reorganization of the Group's ICT and back office operations;
- the project to combine the individual mortgage business and consumer loans at the Group level;
- the project to implement a new management model for leasing operations at the Group level;
- the reorganization of investment banking activities in Turkey

Reorganization of the Group's ICT and back office operations

Last May the parent company's board of directors voted to launch two separate projects to centralize the Group's ICT and back office operations in order to improve the coordination and efficiency of these business support areas and to achieve further economies of scale and scope.

In particular, these projects call for the establishment of:

- a Global ICT Company that will serve as the sole center for ICT services for the entire Group; UniCredit Global Information Services has been selected as the company to perform this function;
- a Global Back Office Company that will provide back office services at the Group level; UniCredit Processes & Administration has been selected for this function.

Both companies will reinforce the "customer-centric" approach that will be based on regularly surveyed customer satisfaction.

Given their complexity, the projects will be structured in several phases and will involve an analysis of the most appropriate corporate model and the related integration method taking into account all legal, tax and regulatory requirements in each of the three countries initially involved (Italy, Germany and Austria).

At present, both projects call for HVB and Bank Austria, in addition to the parent company, to be shareholders of the new global ICT and back office companies.

Corporate Transactions and Further Rationalization of Group Operations (Continued)

Project to combine the individual mortgage business and consumer loans at the Group level

In order to ensure the best management and coordination of the production of medium and long-term loans to individuals and consumer loans (an important strategic business for the Group that is handled by the Household Financing Department), last June the parent company's board of directors voted to initiate a project to combine the activities currently performed by UniCredit Consumer Financing and UniCredit Banca per la Casa (a company wholly owned by the parent company through UniCredit Banca) into a single entity. This combination will foster growth of the business concerned over time, and centralize its management in Italy, Germany, Austria and CEE countries.

The proposal is aimed at implementing the new integrated management model for the business concerned, which was launched with the establishment of the Household Financing Department at the parent company, and it will also combine the strategies of these companies. This approach will encourage the cross-selling of the products concerned and would make it possible to achieve operating synergies, especially in governance functions, as well as a more efficient organizational/distribution model with the resulting rationalization of cost structures and simplification of corporate structures.

To simplify the reorganization and avoid the immediate establishment of a new company, the role of Global Household Financing Company will be assigned to UCFin, which, upon the successful outcome of the corporate strategy to be defined (which, at the moment, appears to be a merger of UBCasa into UCFin), will combine the activities currently performed by UBCasa. The "new" UCFin would be in charge of businesses in all markets in which the Group operates including CEE countries (in the latter, in a co-partnership with the respective banks in the area). More specifically, the company will use its branches (initially in Munich and Warsaw) or joint ventures with local entities to coordinate activities performed abroad.

Due to its complexity, the combination will be carried out in several phases once the details of the related business plan and the final corporate strategy for the implementation of the combination have been defined with the goal of arriving at a final business model structure for the business concerned and completing the related corporate transactions, which are subject to the approval of Banca d'Italia by December 2008.

Project to implement a new management model for leasing operations at the Group level

In order to ensure the best management and coordination of leasing operations at the Group level, last June the parent company's board of directors voted to initiate a project to implement the new management model for leasing at the Group level, which calls for the following:

- the assignment of functions of the operating sub-holding company for leasing to the entity resulting from the combination of UniCredit Global Leasing and Locat (which is to be called UniCredit Leasing). This company will be responsible for the planning, coordination and control of this business at the Group level within the framework of the parent company's guidelines;
- the operations and management of the business in Italy, which are currently carried out by Locat, are to be maintained at this entity.

The goal of the project is to implement the new management model for leasing at the Group level by centralizing the sub-holding company role at an operating company in order to ensure more efficient management and coordination of the activities concerned.

This structure will allow for a quicker and easier transition from the current organizational/distribution model (characterized by a "non-homogenous" mix of companies located in different countries) to the new business management model focused on the creation of a global company that manages the business in a uniform manner, and at the same time leverages the unique features of each country and/or specific business area.

The company resulting from the proposed combination would also continue to directly manage the business in Italy through Locat's structure that is currently set up and dedicated to this activity.

This approach will lay the foundation for:

- a significant simplification in organization;
- a simplification of governance and key processes;
- a reduction in the number of legal entities (using, where possible, the model of the sub-holding company's foreign branches), thereby making the organizational structure more streamlined and "flat," and shortening reporting lines;
- a better transfer of best practices to

and of skills in the Group's complex leasing operations (including through the establishment of dedicated "competence centers" managed in a uniform and coordinated manner).

The merger of UniCredit Global Leasing into Locat was identified as the most suitable corporate strategy for implementing this combination.

The boards of directors of the companies involved in the combination approved the launch of the merger on June 30 and July 1st, 2008 respectively. The transaction is expected to be completed by the end of December 2008, effective January 1, 2008.

Reorganization of investment banking activities in Turkey

In May the parent company's board of directors approved the following measures in order to reorganize UniCredit Group's investment banking activities in Turkey and to generate critical mass, create a single point of contact with customers and achieve synergies:

- The concentration of several business lines of the MIB division in Turkey (initially institutional equities, proprietary equity trading and market making, research, M&A advisory business and corporate finance, and investment banking origination) into a new company owned by Koç Financial Hizmetler A.S. (KFS), the new 50-50 joint venture between the UniCredit Group and the Koç Group. This area would include (i) the business with institutional customers that is currently carried out by Yapi Kredi Yatirim Menkul Degerler A.S. (Yapi Yatirim), the subsidiary investment bank of Yapi Kredi Bank (which is in turn a subsidiary of KFH), and (ii) several Turkish businesses of HVB and Bank Austria that are currently handled by the respective representative offices of HVB and CAIB.
- The acquisition of a Turkish brokerage house by KFS that will be used as a platform for the creation of the above subsidiary.

Since institutional and large corporate customers need specialized products and services, it was deemed appropriate to concentrate institutional brokerage activities into an ad hoc company separated from the retail business. In order to facilitate the coordination of this company with UniCredit and to make the best use of UniCredit's network and capabilities, the new specialized company will be owned directly by KFS and not by Yapi Yatirim thereby making it possible to use the UniCredit MIB brand and to take advantage of the managerial support provided by this Group division.

The creation of a specialized investment banking vehicle company owned by KFS will make it possible to leverage the overall product knowledge of the MIB division in combination with the branch network and customer base of Yapi Kredi Bank in Turkey. In addition, the combination of Yapi Yatirim's local expertise in Turkish securities markets, the global distribution platform and access to international investors by UniCredit's MIB division would make it possible for UniCredit to strengthen its position in the Turkish banking market.

The entire transaction should be finalized by the end of the current year.

Squeeze-out at Bank Austria ("BA") and Bayerische Hypo- und Vereinsbank ("HVB")

The squeeze-out of ordinary Bank Austria shares held by minority shareholders was recorded on May 21, 2008 in the Company Register of the Court of Vienna after a compromise was reached for all related legal actions pending in Austria.

The total amount to be paid for the squeeze-out is about €1,045 million including the related interest and the amount paid as a settlement to those who contested the resolutions passed during the shareholders' meeting at Bank Austria on May 3, 2007.

The proceeds of the squeeze-out and the related interest will be paid to minority shareholders by the legal deadline following publication of the notice that the squeeze-out has been recorded. Thus, it is expected the payment will occur by the first half of next August.

Following this transaction, UniCredit will hold 99.995% of BA, and the remaining 0.005% (10,100 shares) will be held by two Austrian entities (the AVZ foundation and the employees' BR-Fund).

With regard to the squeeze-out initiated for the shares held by minority HVB shareholders, the Court of Munich upheld the petition filed by HVB at the trial court level to request the recording of the

Corporate Transactions and Further Rationalization of Group Operations (Continued)

though actions by a minority of banks are pending to annul the shareholders' resolution that approved the squeeze-out. The court found that the procedural defects claimed by the plaintiffs were unfounded. The appeal court ruling is expected shortly (next August or September). If the appeal court ruling (which will be final) is in HVB's favor, the squeeze-out may be recorded, and HVB shares would be transferred by law by minority shareholders to UniCredit.

New Growth Initiatives Outside the Group

The Bank Austria Sub-Group

JSC Ukrsotsbank (USB)

On January 23, 2008 the subsidiary Bank Austria finalized the acquisition of 94.2% of JSC Ukrsotsbank (USB), the fourth largest bank in Ukraine in terms of loans to customers and deposits listed on the Ukrainian Stock Exchange. Originally USB's operations were focused on the local corporate and SME sectors, but recently the focus has shifted to the retail area. The bank currently intends to further diversify its business in the areas of asset management, financial consulting and pension funds. As of June 30, 2008, USB had a distribution network of 457 branches and managed assets totaling about €4.5 billion. This acquisition strengthens the Group's presence in Ukraine, which is one of the fastest growing markets in the region. UniCredit already has a presence in this market with UniCredit Bank Ltd. The investment for the above totaled €1.599 million.

It should also be noted that last May, USB's shareholders' meeting approved a capital increase totaling US$ 150 million in order to support USB's projected growth and to keep the capital adequacy ratio in line with the requirements of local Ukrainian regulations. The above capital increase is expected to be completed by the third quarter of 2008.

JSC ATF Bank (ATF)

Following the cancellation of the emergency order issued by the competent Kazak court at the request of a minority shareholder, in April 2008 BA completed the compulsory takeover that was originally launched on November 17, 2007. Through this offer, the capital increases subscribed by BA last March and May and other market purchases, Bank Austria increased its stake in ATF from 94.7% to 99.6% (99.9% of ordinary shares and 99.0% of preferred shares). The investment for the above totaled €1.893 million.

The Pioneer Sub-Group

Joint Venture in India

In order to take advantage of business opportunities in India, at the end of last June Pioneer Global Asset Management S.p.A. ("PGAM") purchased a 51% stake in the share capital of BOB Asset Management Company Ltd (currently Baroda Pioneer Asset Management Company Ltd) with a total outlay of about €14 million. This transaction falls under the partnership agreement entered into in October 2007 with Bank of Baroda, the fourth largest national bank in India with over 2,700 branches in the country and over 29 million customers.

PGAM's contribution to the joint venture will be its expertise in terms of products, investment processes, marketing strategies and professionalism (the hiring of staff and related training), while Bank of Baroda will contribute its knowledge of the local market and customers, a sales force consisting of the bank's distribution network, and the ability of the latter to interact with the competent authorities.

Other Transactions Involving Subsidiaries/Equity Investments

Italy

RCS Mediagroup SpA

Last January the subsidiary Capitalia Partecipazioni finalized the sale of a 2.05% stake in the ordinary capital of RCS Mediagroup, which was tied to the shareholders' agreement with right of first refusal and a consultation agreement, to other participants in the agreement. The sale was at a total price of about €48 million with an individual capital loss applicable to Capitalia Partecipazioni of about €9 million. However, on a consolidated basis, the transaction resulted in a capital loss of about €12 million.

Edipower SpA

In January 2008, the parent company finalized the sale of the 10% stake held in Edipower for a total price of about €278 million resulting in a positive impact of about €1 million on the profit and loss account.

IRFIS – Mediocredito della Sicilia SpA

Last May, Banco di Sicilia signed an agreement with Banca Popolare di Vincenza S.c.p.a. for the sale of the entire stake held in IRFIS - Mediocredito della Sicilia S.p.A., a bank headquartered in Palermo that specializes in medium and long-term loans to small and medium-sized companies.

The transaction, which is subject to authorizations by the appropriate Italian authorities, calls for the reduction of the company's shareholders' equity to about €58 million (€107 million as at December 31, 2007) with the distribution of an extraordinary dividend to shareholders, and the reassignment of a group of employees to the UniCredit Group by the date the equity investment is transferred.

The sale price of the 76.26% stake held in IRFIS by Banco di Sicilia is about €35 million, which equates to a value of about €45 million for a 100% stake.

Communication Valley SpA

Last March, Kyneste, a wholly-owned subsidiary of the parent company that manages and provides ICT platforms, sold the 100% stake held in Communication Valley S.p.A. (a company specializing in IT managed security) to the Reply Group.

The sale transaction, which was carried out on the basis of an enterprise value of €14.5 million, is a part of the reorganization strategy for the Group's IT operations following the merger with Capitalia, and it is based on a business plan that will provide positive growth prospects to the company and its employees.

This transaction will allow the UniCredit Group to focus on its core business and on reorganizing IT operations in accordance with a service model that is fully dedicated to the Group's internal needs. UniCredit, which will continue to use the specialized services of Communication Valley, felt it was appropriate to increase its investment in the company due to its excellent market recognition. At the same time, the sale to an operator that specializes in information technology such as Reply represented the best solution to enhance the market potential and know-how of Communication Valley.

FIMIT – Fondi Immobiliari Italiani SGR SpA

Last June 30, the parent company sold its entire 51.55% stake in the subsidiary FIMIT - Fondi Immobiliari Italiani SGR to a group of institutional investors (IFIM, ENPALS, LBREP III FIMIT Sarl and INARCASSA) at an overall price of about €55 million resulting in a capital gain of about 28 million.

Speed SpA

Last March, the subsidiary Capital Merchant sold its 19.19% stake in Speed SpA (a company holding a 39% stake in Pirelli Tyre in its portfolio) to the Pirelli Group at a total price of €83.3 million generating a capital gain of €19.4 million.

Schemaventotto SpA

Last June 25, the partial, non-proportional spinoff of Schemaventotto SpA went into effect. The subsidiary UniCredit Corporate Banking holds a 7.69% stake in this company. As a result of this transaction, the latter replaced the stake held in Schemaventotto with 100% ownership of a NewCo called Corporate Partecipazioni Srl, which holds a 3.34% stake in the listed company Atlantia SpA (the main Italian expressway operator).

Bosnia Herzegovina

On February 29, 2008, the combination of the banks operating in Bosnia-Herzegovina (UniCredit Zagrebacka Banka d.d. and HVB Central Profit Banka d.d.) was completed. The bank resulting from the combination was renamed UniCredit Bank d.d.

Poland

Bank BPH SA

Last June 17, UniCredit completed the sale of a majority interest in Bank BPH to GE Money Bank, the Polish bank that is a part of the consumer credit division of General Electric.

Pursuant to the agreements signed, the parent company transferred the 65.9% majority interest (compared to the 71.03% overall stake held by the parent company) through the sale of 100% of the share capital of HoldCo77 B.V. (a Dutch-registered special-purpose vehicle company to which UniCredit had previously transferred its majority interest in BPH) for a cash payment of €530.5 million.

As a part of the same transaction, last June 18, CABET Holding, a wholly-owned subsidiary of Bank Austria, sold its 49.9% stake in BPH TFI (a company active in the asset management segment that is owned by Bank BPH) to General Electric Capital Corporation for a cash payment of €95 million.

The parent company's sale of the stake in BPH was the last step to achieve full compliance with the agreement signed on April 19, 2006 between the Polish Treasury Ministry and UniCredit.

Corporate Transactions and Further Rationalization of Group Operations (Continued)

With regard to the remaining stake of approximately 5.1% held in Bank BPH, UniCredit has not signed an agreement with GE Money regarding the management of the latter bank since this investment would be merely of a financial nature.

Romania

Establishment of a new company for the development of consumer credit in Romania

In order to take advantage of the significant business and income potential and the development of the consumer credit market in Romania, last April the parent company's board of directors approved a project that calls for establishing a joint venture ("NewCo") in Romania between UniCredit Consumer Financing Bank SpA ("UCFin" - a wholly-owned subsidiary of UniCredit Bank that operates in the consumer credit sector) and the local bank UniCredit Tiriac Bank SA ("UCT," in which Bank Austria holds a 55.21% stake).

NewCo, which will be renamed UniCredit Consumer Financing SA ("UCFin Romania") and will be headquartered in Bucharest, will be provided with share capital of €5.39 million, 65% of which will be held by UCFin and 35% by UCT.

UCFin Romania will develop, process and control all the Group's operations in the consumer credit market in Romania and will act as the "product factory" for the UCT network in the area of all consumer credit products. At the same time, NewCo will develop direct sales channels for loans through points of sale (POS financing) and car loans (car financing) at automobile dealers, which are expected to generate significant business volume and new customers for UCT.

The initiative proposed will allow the group to take advantage of growth opportunities in the consumer credit market in Romania by combining local expertise on legal, tax, financial and administrative matters with the multi-channel and multi-product experience amassed by UCFin in Italy, and by using the positive experience of cooperation in Bulgaria between UCFin and UniCredit Bulbank as a model.

This project will allow the UniCredit Group to:

- increase the range of products and services provided to customers in a profitable market with a high growth rate;
- increase its degree of specialization in the consumer credit market by improving product and process innovations and providing better controls over credit risk;
- actively support the Group's development programs for the domestic Romanian market, particularly by providing a new proposal to UCT to provide value to mass market and upper mass market customers;
- take advantage of the synergies that may be derived at the level of "global product lines" for the consumer credit market (funding, training, IT, etc.);
- develop UCFin's organizational model and the international platform for consumer credit in order to use them for future initiatives in other new markets;
- increase the Group's cross-selling activities by leveraging UCT customers to achieve the highest customer retention rate;
- increase the overall value for the Group by combining the strength of the UCT sales network and the know-how of UCFin specialists.

Russia

ZAO UniCredit Bank (formerly IMB Bank)

Last May, ZAO UniCredit Bank (wholly -owned by Bank Austria) carried out a capital increase of 7.6 billion rubles (equal to €206 million at the end-June exchange rate) which was fully subscribed by Bank Austria.

The capital increase will allow the subsidiary to adhere to the capitalization requirements set by the regulations of Russian regulatory authorities and will make it easier to achieve the Russian bank's ambitious growth plans. It will also further strengthen the retail and SME business and facilitate the expansion of its network from 64 points of sale to 124 planned in 2008.

Turchia

Koc Finansal Hizmetler A.S./Yapi ve Kredi Bankasi A.S.

In order to support the further growth of Yapi ve Kredi Bankasi A.S. (the fourth largest Turkish national bank in terms of total assets; 81.79%-owned by Koc Finansal Hizmetler A.S., which is owned equally by Bank Austria and the Koc group) and to allow Koc Finansal Hizmetler A.S. ("KFS") and Yapi ve Kredi Bankasi A.S. ("YKB") to meet the minimum regulatory requirements in terms of capital adequacy, the latter two banks approved a capital increase.

To be specific, last May, the shareholders' meeting of KFS approved a capital increase of YTL 500 million (equal to about €260 million at the end-June exchange rate) to be subscribed by Bank Austria and the Koc group in equal measures (each with YTL 250 million).

With regard to YKB, in April the bank's shareholders' meeting voted to grant the board of directors the option to increase YKB's capital up to YTL 5 billion (about €2.59 billion), including in several tranches, over a period of up to five years. As a part of this resolution, last May the board of directors of YKB approved a capital increase in the amount of YTL 920 million, which is to be completed by the end of August. To be specific, the parent company KFS is to subscribe YKB's capital increase in proportion to its stake in YKB (81.79%), which corresponds to an outlay of about YTL 752 million (about €389 million) in addition to a share of any unsubscribed amount of up to about YTL 15 million.

The capital increase will allow the YKB group (i) to consistently keep the capital adequacy ratio above the regulatory limit; (ii) to adequately meet the new regulatory requirements; (iii) to confirm and support the group's commitment to achieve better-than-market performance and to continue its branch expansion plan.

Disposal of equity investments

The disposal of non-strategic equity investments continued. Specifically, the parent company sold its stakes in Cedacri SpA (7.19%), Mediocredito Trentino Alto Adige SpA (7.80%) and IKB Deutsche Industriebank AG (0.45%) resulting in total proceeds of about €26 million and a capital gain of about €12 million.

Reconciliation of Condensed Accounts to Mandatory Reporting Schedule

Consolidated Balance Sheet (€ million)

	AMOUNTS AS AT		SEE NOTES
	06.30.2008	12.31.2007	
Assets			part B) Assets
Cash and cash balances = *Item 10*	4,757	11,073	
Financial assets held for trading = *Item 20*	201,325	202,343	Tab. 2.1
Loans and receivables with banks = *Item 60*	120,832	100,012	Tab. 6.1
Loans and receivables with customers = *Item 70*	598,944	576,320	Tab. 7.1
Financial investments	63,490	62,207	
30. Financial assets at fair value through profit or loss	*15,299*	*15,352*	*Tab. 3.1*
40. Available-for-sale financial assets	*33,534*	*31,958*	*Tab. 4.1*
50. Held-to-maturity investments	*11,480*	*11,731*	*Tab. 5.1*
100. Investments in associates and joint ventures	*3,177*	*3,166*	
Hedging instruments	2,366	2,442	
80. Hedging derivatives	*3,003*	*2,513*	
90. Changes in fair value of portfolio hedged items	*-637*	*-71*	
Property, plant and equipment = *Item 120*	11,989	11,871	
Goodwill = *Item 130 - Intangible assets of which: goodwill*	21,079	19,273	
Other intangible assets = *Item 130 - Intangible assets net of goodwill*	5,500	5,738	
Tax assets = *Item 140*	10,847	11,184	
Non-current assets and disposal groups classified as held for sale = *Item 150*	3,895	6,375	Tab. 15.1
Other assets	14,743	12,666	
110. Insurance reserves attributable to reinsurers	-	-	
160. Other assets	*14,743*	*12,666*	
Total assets	**1,059,767**	**1,021,504**	

Continued: Consolidated Balance Sheet

Consolidated Balance Sheet			(€ million)
	AMOUNTS AS AT		SEE NOTES
	06.30.2008	12.31.2007	
Liabilities and shareholders' equity			Part B) Liabilities
Deposits from banks = *Item 10*	186,326	160,601	Tab. 1.1
Deposits from customers and debt securities in issue	639,797	630,301	
20. Deposits from customers	*402,045*	*390,401*	*Tab. 2.1*
30. Debt securities in issue	*237,752*	*239,900*	*Tab. 3.1*
Financial liabilities held for trading = *Item 40*	121,879	113,657	Tab. 4.1
Financial liabilities at fair value through profit or loss = *Item 50*	1,703	1,967	Tab. 5.1
Hedging instruments	5,484	4,944	
60. Hedging derivatives	*6,739*	*5,569*	
70. Changes in fair value of portfolio hedged items	*-1,255*	*-625*	
Provisions for risks and charges = *Item 120*	8,326	8,991	Tab. 12.1
Tax liabilities = *Item 80*	6,596	7,510	
Liabilities included in disposal groups classified as held for sale = *Item 90*	2,721	5,027	Tab. 15.1
Other liabilities	27,231	26,042	
100. Other liabilities	*25,672*	*24,336*	
110. Provision for employee severance pay	*1,401*	*1,528*	
130. Insurance reserves	*158*	*178*	
Minorities = *Item 210*	3,997	4,740	
Shareholders' equity, of which:	55,707	57,724	
- Capital and reserves	54,042	50,995	
140.Revaluation reserves, of which: Special revaluation laws	*277*	*277*	
170.Reserves	*14,768*	*10,690*	*Tab. 15.5*
180.Share premium	*33,194*	*33,708*	
190.Issued capital	*6,683*	*6,683*	
200.Treasury shares	*-880*	*-363*	
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	-1,208	768	
140.Revaluation reserves, of which: Available-for-sale financial assets	*-173*	*1,480*	*Tab. 15.6*
140.Revaluation reserves, of which: Cash-flow hedges	*-1,035*	*-712*	
- Net profit = Item 220	2,873	5,961	
Total liabilities and shareholders' equity	**1,059,767**	**1,021,504**	

Reconciliation of Condensed Accounts to Mandatory Reporting Schedule (Continued)

Consolidated Income Statement	(€ million)	
	FIRST HALF 2008	SEE THE NOTES PART C)
Net interest	8,862	Table. 1.1 and 1.4
30.Net interest margin	*8,718*	
less: Capitalia Purchase Price Allocation effect	*144*	
Dividends and other income from equity investments	356	
70.Dividend income and similar revenue	*961*	*Table. 3.1*
less: dividends from held for trading equity instruments included in item 70	*-693*	
240.Profit (loss) of associates - of which: Profit (loss) of associates valued at equity	*88*	
Net interest margin	**9,218**	
Net fees and commissions = item 60	4,802	Table. 2.1 e 2.3
Net trading, hedging and fair value income	-199	
80.Gains (losses) on financial assets and liabilities held for trading	*-942*	*Table. 4.1*
+ dividends from held for trading equity instruments (from item 70)	*693*	
+ net provisions - trading profit (from item 190)	*100*	
90.Fair value adjustments in hedge accounting	*19*	*Table. 5.1*
Gains (losses) on disposal and repurchase of available-for-sale financial assets - private equity (from item 100 b)	*7*	
100.Gains (losses) on disposal or repurchase of : d) financial liabilities	*-5*	
110.Gains (losses) on financial assets and liabilities designated at fair value through profit and loss	*-71*	*Table. 7.1*
Net other expenses/income	222	
150.Premiums earned (net)	*55*	
160.Other income (net) from insurance activities	*-43*	
220.Other net operating income	*572*	*Tables. 15.1 and 15.2*
less: Other operating income - of which: recovery of costs	*-303*	*Table. 15.2*
Net write-downs/-backs of tangible operating lease assets (from item 200)	*-63*	
Gains (losses) on disposals of investments - assets leasing operation (from item 270)	*4*	
Net non-interest income	**4,825**	
OPERATING INCOME	**14,043**	
Payroll costs	-5,066	Table. 11.1
180.Administrative costs - a) staff expenses	*-5,140*	
less: integration costs	*74*	
Other administrative expenses	-2,965	
180.Administrative costs - b) other administrative expenses	*-2,994*	*Table. 11.5*
less: integration costs	*29*	
Recovery of expenses = item 220. Other net operating income - of which: Operating income - recovery of costs	303	Table. 15.2
Amortisation, depreciation and impairment losses on intangible and tangible assets	-633	
200.Impairment/Write-backs on property, plant and equipment	*-416*	
less: impairment losses/write backs on property owned for investment	*7*	
less: Net write-downs/-backs of tangible operating lease assets (from item 200)	*63*	
210.Impairment/Write-backs on intangible assets	*-332*	
less: Capitalia Purchase Price Allocation effect	*45*	
Operating costs	**-8,361**	
OPERATING PROFIT	**5,682**	

Continued: Consolidated Income Statement

Consolidated Income Statement		(€ million)
	FIRST HALF 2008	SEE THE NOTES PART C)
OPERATING PROFIT	**5,682**	
Impairment of goodwill	-	
260.Impairment of goodwill	*-*	
Provisions for risks and charges	-128	Table. 12.1
190.Provisions for risks and charges	*-16*	
less: net provisions - trading profit	*-100*	
Surplus on release of integration provision	*-12*	
Integration costs	-91	
Net impairment losses on loans and provisions for guarantees and commitments	-1,468	
100.Gains (losses) on disposal and repurchase of a) loans	*5*	
130.Impairment losses on a) loans	*-1,426*	*Table. 8.1*
130.Impairment losses on d) other financial assets	*-47*	
Net income from investments	382	
100.Gains (losses) on disposal and repurchase of b) available-for-sale financial assets	*83*	
less: Gains (losses) on disposal and repurchase of available-for-sale financial assets - private equity	*-7*	
100.Gains (losses) on disposal and repurchase of c) held-to-maturity investments	*-*	
130.Impairment losses on: b) available-for-sale financial assets	*-35*	
130.Impairment losses on: c) held-to-maturity investments	*-*	
Impairment losses/write backs on property owned for investment (from item 200)	*-7*	
240.Profit (loss) of associates -of which: write-backs/impairment losses and gains/losses on disposal of associates valued at equity	*127*	
250.Net valuation at fair value of tyangible and intangible assets	*-16*	
270.Gains (losses) on disposal of investments	*208*	
less: Gains (losses) on disposals of investments - assets leasing operation (from item 270)	*-4*	
less: Capitalia Purchase Price Allocation effect	*33*	
PROFIT BEFORE TAX	**4,377**	
Income tax for the period	-1,041	
290.Tax expence related to profit from continuing operations	*-979*	
less: Capitalia Purchase Price Allocation effect	*-62*	
NET PROFIT	**3,336**	
Gains (losses) on assets classified as held for sale, after tax = item 310	-	
PROFIT (LOSS) FOR THE YEAR	**3,336**	
Minorities = item 330	-303	
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**3,033**	
Capitalia Purchase Price Allocation effect	-160	
NET PROFIT ATTRIBUTABLE TO THE GROUP	**2,873**	

Information on Structured Credit Products and OTC Derivatives

The impairment of US subprime mortgages starting in the second half of 2007 caused a general widening of credit spreads and reduced liquidity in the securitized credits market. This contributed significantly to the later difficulties in the financial markets, which are still in turmoil.

This scenario has accentuated the market's need for information on banks' risks arising out of structured credit instrument trading either directly or through vehicles. The Group disclosed the detailed position both of the Markets & Investment Banking Division's structured credit products portfolio and of the operations of the conduits sponsored by the Group, as well as its exposure to subprime mortgages and acquisition and leveraged finance, when presenting its results to the market, first, starting in Q3 2007. At the request of CONSOB the 2007 First Half Report included information on subprime mortgages and in the 2007 Accounts extensive information on conduits, Structured Investment Vehicles (SIVs) and derivatives business with customers, as well as subprime mortgages. Banca d'Italia also requested the inclusion in the Accounts of information on structured finance with special reference to the assessment and management of risk.

In April 2008 the **Financial Stability Forum** published "Enhancing Market and Institutional Resilience" which encouraged financial institutions to expand their risk disclosures in respect of structured products and special lending business, like leveraged finance, both in the short term, starting with the 2008 First Half Report, and in the long term. This document encouraged supervisors to provide further guidance to strengthen disclosure requirements under Pillar 3 of Basel II, and the IASB to finalize accounting standards and work with other standard setters towards international convergence.

In June 2008 the **CEBS** (Committee of European Banking Supervisors) distributed a document analyzing the banks' reporting of securitizations, structured products and the illiquid assets involved in the recent market turmoil. This resulted in a statement of "good reporting practices", which is in line with and supplements the recommendations of the Financial Stability Forum in various ways and various areas. The CEBS recommends early adoption of these practices, even if not rigid application and in any case where the banks are actually involved in the businesses hit by the turmoil. Banca d'Italia also gave precise instructions on the information to be provided in First Half 2008 Reports in line with the recommendations of the Financial Stability Forum.

CONSOB's notice 8069682 dated July 23, 2008 requested that the First Half Report at June 30, 2008 include specific information on investments in consolidated Special Purpose Entities (SPEs) and structured credit products, the fair value of financial instruments and over the counter derivatives business with customers. The information requested by CONSOB, which covers the recommendations of the Financial Stability Forum and the CEBS, is given in this section, except for the information on bank's risks, with special reference to liquidity risk and to the sensitivity analysis and stress test concerning the trading portfolio, which is given in Part E) Explanatory Notes.

A glossary of terms and acronyms is included in the annexes hereto.

Valuation Principles

The Group's business in structured interest-rate, equity and credit instruments (including exposures to US Subprime and US Alt-A) as well as in derivatives closed with customers is concentrated for the most part in our Markets and Investment Banking Division.

These instruments are valued in accordance with the instructions contained in the BIS's *International Convergence of Capital Measurement and Capital Standards* (the "Basel II Report") transposed by Banca d'Italia's Circular 263 in December 2006.

In detail: these positions are valued using available, independent market prices, i.e., they are marked to market provided that the instrument is quoted in active markets.

If market prices are not available, the Group marks to model using models that are in line with evaluation methodologies generally accepted and used by market's participants and that refer to market prices as far as possible. Valuation models applied include discounting cash flows techniques as well as techniques for the estimation of volatility and they are reviewed both when they are developed and periodically in order to grant their consistency.

In order to ensure that valuation models are objective, the Group uses:
- independent price verification (IPV) and
- fair value adjustments (FVA).

Independent price verification entails the monthly checking of position prices by risk management units which are independent of the units trading the positions.

Verification entails comparison of daily prices and adjustments in line with valuations obtained from independent market participants.

In addition to independent price verification the following fair value adjustments are carried out also for accounting purposes:
- Close-Out Costs: this adjustment reflects the cost that the bank would bear to close out the net financial risk in its portfolio by applying the bid/offer spread seen in the market for each risk factor.
- Less Liquid Positions: this adjustment is made whenever market prices are considered unrepresentative of the price at which the position could be unwound, due to the volume or frequency of trades, the limited number of market participants or the size of the position held.
- Model Risk: this adjustment is made, in respect of financial instruments marked to model, to take into account the possibility that the fair value produced by the model differs from the sale price of the financial instrument.

Structured Credit Products

A detailed description of the Group's business in structured credit products is provided below, i.e. Information on the Group's role as Originator, Sponsor and Investor, according to the definitions given by the Basel II framework and the already mentioned Banca d'Italia's Circular 263 (see also the Glossary in the Annexes).

Information on the exposures to monoline insurers and leveraged finance, as well as details on the methods to calculate the fair value of structured credit products are also given below.

The Group as originator

The Group's origination consists of the sale of on-balance sheet receivables portfolios to vehicles set up as securitization companies under Law 130/1999 or similar non-Italian legislation.

The buyer finances the purchase of the receivables portfolios by issuing bonds of varying seniority and transfers its issue proceeds to the Group. The yield and maturity of the bonds issued by the buyer therefore mainly depend on the cash flow expected from the assets being sold.

As a further form of security to bondholders, these transactions may include special types of credit enhancement, e.g., subordinated loans, financial guarantees, standby letters of credit or over-collateralization.

The Group's objectives when carrying out these transactions are usually the following:
- to free up economic and regulatory capital by carrying out transactions that reduce capital requirements under current rules by reducing credit risk and
- to reduce funding costs given the opportunity to issue higher-rated bonds with lower interest rates than ordinary senior bonds.

The Group carries out both traditional securitizations whereby the receivables portfolio is sold to the SPV and synthetic securitizations which use credit default swaps to purchase protection over all or part of the underlying risk of the portfolio.
Use by the Group of this type of structures is limited. The amount of loans securitized[1] is equal to 7.56% of the Group's total loan portfolio.

1. We refer to loans sold, also synthetically, but not derecognized from balance sheet

Information on Structured Credit Products and OTC Derivatives (Continued)

Under traditional securitizations the Group keeps the first loss in the form of junior bonds or similar exposure and in some cases provides further credit enhancement as described above. This enables the Group to benefit from the portion of the sold receivables' yield in excess of the yield due to the senior and mezzanine tranches.

Retention by the Group of the first loss risk and the corresponding yield means that most of the risk and return on the portfolio is retained. Consequently these transactions are recognized in the accounts as financings and no profits arising out of the transfer of the assets are recognized and the sold receivables are not derecognized.

Synthetic securitizations also entail retention of the receivables subject to credit default protection on the balance sheet. The swap is recognized in the accounts, as well as any retained interest.

The first table on the right shows the Group's retained gross and net **exposure under securitizations in which it was the originator**, subdivided according to whether or not the receivables were derecognized in the accounts.

The amounts given are mainly interests retained by the originator. ABSs arising out of securitizations and held in the Markets & Investment Banking Division's portfolio are also shown.

The transactions included under "Assets sold and derecognized" are those in which the Group, while retaining most of the risk and return of the underlying receivables, nevertheless derecognized them because the transaction was prior to 1st January 2002. On first adoption of IFRS the option permitted by IFRS 1 that allows assets sold before 1st January 2004 not to be rerecognized, regardless of the amount of risk and return retained, was taken.

However, assessment and monitoring of risk underlying securitizations are performed with regard not to exposure to the SPV but rather to the sold receivables, which are monitored continuously by means of quarterly reports showing status of the receivables and repayment performance.

Exposures deriving from the securitization of own assets (€ million)

	BALANCE SHEET EXPOSURE AS AT		
	06.30.2008		12.31.2007
	GROSS EXPOSURE	NET EXPOSURE	NET EXPOSURE
- Assets sold totally derecognized	1,135	1,124	1,262
- Assets sold but not derecognized	5,346	5,281	3,055
- Synthetic transactions	7,056	6,986	8,280
Total	**13,537**	**13,391**	**12,597**

Retained tranches break down according to the level of subordination as follows:

Exposures deriving from the securitization of own assets broken down by subordination degree (€ million)

	AMOUNTS AS AT				
	06.30.2008				12.31.2007
	SENIOR	MEZZANINE	JUNIOR	TOTAL	TOTAL
Balance sheet exposure	**10,537**	**1,357**	**1,497**	**13,391**	**12,597**
- Assets sold totally derecognized	123	428	573	1,124	1,262
- Assets sold but not derecognized	3,958	425	898	5,281	3,055
- Synthetic transactions	6,456	504	26	6,986	8,280
Gurantees given	**267**	**-**	**67**	**334**	**373**
- Assets sold totally derecognized	267	-	-	267	260
- Assets sold but not derecognized	-	-	-	-	-
- Synthetic transactions	-	-	67	67	113
Credit facilities	**-**	**722**	**45**	**767**	**786**
- Assets sold totally derecognized	-	722	-	722	741
- Assets sold but not derecognized	-	-	45	45	45
- Synthetic transactions	-	-	-	-	-

The following tables give a breakdown of the Group's retained (i.e., non-derecognized) receivables by **region** and **asset quality**, and by traditional and synthetic securitizations.

Securitized assets broken down by geographical area (€ million)

	AMOUNTS AS AT 06.30.2008				
	ITALY	GERMANY	AUSTRIA	REST OF THE WORLD	TOTAL
Assets sold but not derecognized					
- Residential mortgage loans	13,068	-	-	-	13,068
- Leasing	8,873	-	385	-	9,258
- Consumer loans	73	-	-	-	73
- SME loans	63	-	-	-	63
- Corporate loans	-	5,402	-	-	5,402
- Others	-	-	-		-
Total	22,077	5,402	385	-	27,864

Securitized assets broken down by geographical area (€ million)

	AMOUNTS AS AT 06.30.2008							
	ITALY	GERMANY	AUSTRIA	OTHER UE COUNTRIES	OTHER EUROPEAN COUNTRIES (NON UE)	AMERICA	REST OF THE WORLD	TOTAL
Synthetic transactions								
- Residential mortgage loans	-	13,709	-	-	-	-	-	13,709
- Commercial mortgage loans	-	2,009	7	2	4	-	-	2,022
- SME loans	-	3,183	1,835	15	92	-	-	5,125
- Corporate loans	993	1,125	1,660	965	511	464	1	5,719
- Others	-	-	-	-	-	-	-	-
Total	993	20,026	3,502	982	607	464	1	26,575

Securitized assets broken down by asset quality (€ million)

	AMOUNTS AS AT 06.30.2008		
	OTHER ASSETS (PERFORMING)	IMPAIRED ASSETS	TOTAL
Assets sold but not derecognized			
- Residential mortgage loans	12,980	88	13,068
- Leasing	9,109	149	9,258
- Consumer loans	72	1	73
- SME loans	63	-	63
- Corporate loans	5,383	19	5,402
- Others	-	-	-
Total	27,607	257	27,864

Information on Structured Credit Products and OTC Derivatives (Continued)

Securitized assets broken down by asset quality (€ million)

	AMOUNTS AS AT 06.30.2008		
	OTHER ASSETS (PERFORMING)	IMPAIRED ASSETS	TOTAL
Synthetic transactions			
- Residential mortgage loans	13,525	184	13,709
- Commercial mortgage loans	2,015	7	2,022
- SME loans	5,091	34	5,125
- Corporate loans	5,719	-	5,719
- Others	-	-	-
Total	**26,350**	**225**	**26,575**

Funded securitization structures originated by the Group mainly have residential mortgages and leasing granted to Italian counterparties as underlyings.

Structures originated in Germany, a significant part of the securitized portfolio, have Corporate Loans as underlyings.

Synthetic securitization structures have mainly residential mortgages and loans to Small Medium Entities originated in Germany as underlyings.

Both for funded and unfunded securitization structures, the underlying portfolio is almost entirely performing.

Group is not originator of securitizations having as underlying US subprime or Alt-A residential mortgages.

The fair value of assets sold and not derecognized exceeds the carrying amount by approximately €1,500 million.

In H1 2008 a single securitization was carried out involving performing receivables arising out of motor, equipment and property leases, with a nominal amount of €2,489 million. The Group bought all the bonds issued by the SPV.

The Group as Sponsor

As well as an originator, the Group is also a sponsor of asset-backed commercial paper conduits (i.e., SPVs issuing commercial paper) set up both as multi-seller customer conduits to give clients access to the securitization market, and as arbitrage conduits.

These SPVs are not part of the banking group, but have been consolidated since December 2007.

Customer conduits require the formation and management of a bankruptcy-remote company (i.e., one that would be immune from any financial difficulties of the originator) which directly or indirectly buys receivables created by companies outside the Group.

The receivables underlying these transactions are not bought directly by the conduit set up by the Group, but by a purchase company which in turn is wholly funded by the conduit by means of commercial paper or medium term notes. The main purpose of these transactions is to give corporate clients access to the securitization market and thus to lower funding costs than would be borne with direct funding.

Arbitrage conduits require the formation and management of an SPV that buys highly rated corporate bonds, asset-backed securities and loans.
The purpose is to achieve a profit on the spread between the yield on the assets held, usually medium/long-term, and the short/medium-term and the securities issued to fund the purchase.

The conduits' purchase of assets is financed by short-term commercial paper and medium-term notes.

Payment of interest and redemption of the securities issued by the conduit therefore depends on cash flow from the receivables purchased (credit risk) and the ability of the conduit to roll over its market funding on maturity (liquidity risk).

To guarantee prompt redemption of the securities issued by the conduit, these transactions are guaranteed by a standby letter of credit covering the risk of default both of specific assets and of the whole program.

The underwriters also benefit from security provided by specific liquidity lines which the conduit may use if it unable to place new commercial paper to repay maturing paper, e.g. during market turmoil.

These liquidity lines may not however be used to guarantee redemption of securities issued by the conduit in the event of default by the underlying assets.

In its role as sponsor, the Group selects the asset portfolios purchased by conduits or purchase companies, provides administration of the assets and both standby letters of credit and liquidity lines.
For these services the Group receives fees and also benefits from the spread between the return on the assets purchased by the SPV and the securities issued.

The current market turmoil has created a significant contraction in investor demand for the securities issued by these conduits. The Group has consequently purchased directly all outstanding commercial paper.

The following table shows **exposure to the conduits** of which the Group is sponsor, viz. Arabella, Salome, Black Forest Funding Corporation (customer conduits) and Bavarian Universal Funding Corporation (arbitrage conduits). No write-downs have been recognized in exposures to conduits.

Exposures sponsored by the Group (€ million)

	AMOUNTS AS AT	
	06.30.2008	12.31.2007
Balance sheet exposures	**5,384**	**4,685**
- Conduits consolidated	5,384	4,685
Credit facilities	**1,828**	**1,078**
- Conduits consolidated	1,828	1,078

Information on Structured Credit Products and OTC Derivatives (Continued)

The lines of credit shown are the difference between total credit lines granted and the amount of commercial paper underwritten by the Group. This figure is the additional risk exposure incurred by the Group and arising fromcommercial paper purchased by third parties and commitments to purchase further assets under the program.

Cash exposures are *Commercial Papers* issued by the sponsored conduits and bought by the Group. These exposures are fully consolidated and therefore not visible in the consolidated accounts.

Due to the activity performed, the Group bears most of the risk and receives most of the return on conduit business and also has control of the conduits.

Consequently, as required by IAS 27 and SIC 12, we have consolidated the above-listed SPVs.

The ABCP conduits are consolidated and not the second-level vehicles that are the direct purchasers of the assets, as described above.

Accordingly the funding of purchase companies by the ABCP conduits is recognized in the consolidated accounts.

However, since the purchase companies are wholly funded by the consolidated conduits, the consolidated accounts in fact disclose the assets in the books of the purchase companies.

The following table gives the amount of the **purchase companies'** assets by **region**.

Purchase companies' assets broken down by geographical area (€ million)

	AMOUNTS AS AT 06.30.2008								
	CONSOLIDATED CONDUITS								
	ITALY	GERMANY	AUSTRIA	OTHER UE COUNTRIES	OTHER EUROPEAN COUNTRIES (NON UE)	AMERICA	ASIA	REST OF THE WORLD	TOTAL
- Residential mortgage loans	-	-	-	-	1,237	-	-	396	1,633
- Commercial mortgage loans	-	-	-	-	1,044	-	-	-	1,044
- Leasing	-	588	-	-	-	-	-	-	588
- Credit cards	-	-	-	170	-	-	-	-	170
- Consumer loans	784	-	-	238	-	-	-	-	1,022
- SME loans	-	-	-	-	-	-	-	-	-
- State related entities	-	-	-	-	-	-	-	-	-
- Others	120	256	-	-	217	652	-	-	1,245
- RMBS	-	-	-	-	-	2	-	-	2
- CMBS	-	-	-	-	-	136	-	-	136
- CDO	-	-	-	-	-	4	-	-	4
- CLO / CBO	-	-	-	-	-	166	-	-	166
- Corporate bonds	-	111	10	-	-	367	-	-	488
Total	**904**	**955**	**10**	**408**	**2,498**	**1,327**	**-**	**396**	**6,498**

The item "Others" comprises Corporate Loans for €646 million and short-term commercial loans for the remaining amount.

The assessment of the credit risk of these assets is carried out by specific units using a look-through approach with the aim of analyzing the performance of the underlying receivables portfolios. Assets of sponsored conduits, mainly residential mortgages and consumer loans, are entirely performing. The fair value of these loans is essentially in line with their carrying amount.

The **residual life of sponsored conduits' underlyings** is given in the following table. Average residual life is chiefly under one year and over five years.

Assets recognized in financial statements, due to consolidation of conduits, are not a significant part of Group's asset.

Purchase companies' assets broken down by residual life (€ million)

REMAINING AVERAGE LIFE	AMOUNTS AS AT 06.30.2008 LESS THAN 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	TOTAL
- Residential mortgage loans	396	-	1,237	1,633
- Commercial mortgage loans	-	-	1,044	1,044
- Leasing	588	-	-	588
- Credit cards	170	-	-	170
- Consumer loans	1,022	-	-	1,022
- SME loans	-	-	-	-
- State related entities	-	-	-	-
- Others	646	475	124	1,245
- RMBS	-	-	2	2
- CMBS	18	23	95	136
- CDO	-	-	4	4
- CLO / CBO	-	7	159	166
- Corporate bonds	63	131	294	488
Total	2,903	636	2,959	6,498

The following tables show **consolidated conduits' assets** by balance sheet classification with the **percentage of total assets in the same class.**

Consolidated conduits broken down by of type financial assets portfolio (€ million)

CONSOLIDATED CONDUITS	AMOUNTS AS AT 06.30.2008 FINANCIAL ASSETS HELD FOR TRADING	FINANCIAL ASSETS MEASURED AT FAIR VALUE	LOANS AND RECEIVABLES	FINANCIAL ASSETS HELD TO MATURITY	FINANCIAL ASSETS AVAILABLE FOR SALE	TOTAL
Balance sheet amount	-	234	5,703	163	398	6,498
% IAS portfolio	-	1.53%	0.79%	1.42%	1.19%	0.83%

Information on Structured Credit Products and OTC Derivatives (Continued)

The Group as Investor

As well as originator and sponsor, the Group is also an investor in structured credit instruments.

These risks are on the books of the Markets and Investment Banking Division (MIB) and UniCredit Ireland mainly for trading purposes. These instruments are those most affected by recent market turmoil.

The increase in US sub-prime mortgage foreclosures initially caused a drop in the value of instruments for which they were the underlying.

The practice of securitizing these debts - sometimes more than once - together with a perception that these transactions were not sufficiently transparent subsequently caused an across-the-board crisis for all structured credit instruments.

The market for these instruments was transformed into an illiquid one, having been highly liquid. There was an excess of supply and deleveraging was undertaken.

These events caused the spreads on these products to increase and a reduction in fair value and consequently a reduction in income statement equal to €804 million (i.e. H1 write-downs on credit stock as at June 30).

In this scenario the Group took a series of measures designed to ensure that these positions were more stringently monitored.

MIB's structured credit products were ring-fenced in a specific Global ABS portfolio managed with the aim of reducing the holdings.

Global ABS portfolio instruments are monitored and reported in terms of both credit and market risk.

Strict operating rules were also drawn up for the management of these positions with a view to maximizing their value for the Group and were differentiated according to the instruments' risk profile.

These rules forbid forced selling, since all the underlying assets have good fundamentals.

In H1 2008 the valuation processes for these instruments were completed with the aim of arriving at a better determination of their fair value. Please see the following section for details of these processes.

The following table gives Group's **exposure to these instruments**, which is limited, viz. 1.34% of the total for these asset classes.

Structured credit product exposures broken down by type of financial assets portfolio (€ million)

	BALANCE SHEET						
	EXPOSURE AS AT 06.30.2008						EXPOSURE AS AT 12.31.2007
	FINANCIAL ASSETS HELD FOR TRADING	FINANCIAL ASSETS MEASURED AT FAIR VALUE	LOANS AND RECEIVABLES	FINANCIAL ASSETS HELD TO MATURITY	FINANCIAL ASSETS AVAILABLE FOR SALE	TOTAL	TOTAL
Balance sheet amount	11,116	224	803	225	773	13,141	16,295
% IAS portfolio	5.52%	1.46%	0.11%	1.96%	2.30%	1.34%	1.74%

A breakdown of the Group's **exposure to Structured Credit Products** together with **their seniority is provided** by the following table.

Structured credit product exposures (€ million)

EXPOSURE TYPE	AMOUNTS AS AT 06.30.2008 GROSS EXPOSURE (NOMINAL AMOUNT)	AMOUNTS AS AT 06.30.2008 NET EXPOSURE (CARRYING AMOUNT)
RMBS	5,291	4,934
CMBS	2,109	1,916
CDO	1,568	1,225
CLO/CBO	2,020	1,762
ABS others	3,151	2,569
Warehouse financing	735	735
Total	**14,874**	**13,141**

Structured credit product exposures broken down by subordination degree (€ million)

	AMOUNTS AS AT 06.30.2008			
INVESTMENT IN THIRD PARTY SECURITIZATIONS	SENIOR	MEZZANINE	JUNIOR	TOTAL
- RMBS	4,524	410	-	4,934
- Prime	*4,198*	*284*	-	*4,482*
- Subprime	*34*	*4*	-	*38*
- Nonconforming	*292*	*122*	-	*414*
- CMBS	1,522	394	-	1,916
- CDO	1,044	176	5	1,225
- CDO of ABS / CDO of CDO	*140*	*33*	*5*	*178*
- CDO others	*904*	*143*	-	*1,047*
- CLO/CBO	1,274	432	56	1,762
- CLO SME	*533*	*157*	*1*	*691*
- CLO arbitrage/balance sheet	*369*	*80*	*3*	*452*
- CLO / CBO others	*372*	*195*	*52*	*619*
- Consumer loans	673	101	-	774
- Credit cards	151	13	-	164
- Student loans	39	40	-	79
- Leasing	394	74	-	468
- Others	925	72	87	1,084
- Warehouse Financing	11	724	-	735
Total Balance sheet exposures	**10,557**	**2,436**	**148**	**13,141**
Guarantees given	**-**	**-**	**38**	**38**
Guarantees given	**892**	**74**	**-**	**966**

Cash exposure, as mentioned, chiefly consists of Asset Backed Securities amounting to €12,406 million mainly held in the Global ABS portfolio in the Book of MIB Division and UniCredit Ireland, and, to a lesser extent, drawn liquidity lines of €735 million provided almost entirely to others' SPEs as part of the lead arranger role used for warehousing.

The table does not show the ABSs originated in UniCredit securitizations, whether synthetic or traditional. These are shown in the table given in the 'Group as Originator' section above.

In addition to reported exposures, Group holds Credit Default Swaps having structured credit products as underlyings. These instruments have a positive fair value of €376 million.

Information on Structured Credit Products and OTC Derivatives (Continued)

The good credit quality of this portfolio is borne out by the fact that over 96% of these instruments are rated A or better and 84.5% of the portfolio is triple-A rated. Over 81% of the exposure is toward countries belonging to European Union.

The following tables give a breakdown of the **net exposure** as at June 30 by **instrument, rating and region.**

Structured credit product exposures broken down by rating class

EXPOSURE TYPE	AAA	AA	A	BBB	BB	B	CCC	CC	NR
RMBS Prime	91.39%	4.77%	1.17%	1.05%	0.12%	-	-	-	1.50%
RMBS Subprime	54.26%	35.13%	0.00%	10.61%	-	-	-	-	-
RMBS Non conforming	68.57%	7.31%	15.15%	6.75%	2.22%	-	-	-	-
CMBS	78.50%	15.92%	4.09%	1.49%	-	-	-	-	-
CDO of ABS	78.78%	8.87%	1.59%	1.64%	4.33%	1.75%	0.50%	2.54%	-
CDO others	93.12%	3.94%	1.47%	1.35%	-	0.08%	-	-	0.04%
CLO SME	77.11%	13.92%	2.54%	4.30%	-	0.56%	-	-	1.57%
CLO Arbitrage/balance sheet	80.64%	11.90%	4.08%	2.64%	-	-	-	-	0.74%
CLO/CBO others	60.04%	18.33%	6.97%	5.93%	0.24%	0.12%	0.01%	-	8.36%
Consumer loans	82.93%	7.61%	4.24%	3.80%	1.42%	-	-	-	-
Credit cards	92.17%	-	-	7.83%	-	-	-	-	-
Leasing	84.23%	4.08%	6.83%	1.92%	0.58%	2.36%	-	-	-
Others	86.72%	5.81%	5.68%	0.13%	-	-	-	-	1.65%
Total	**84.48%**	**8.32%**	**3.37%**	**2.09%**	**0.31%**	**0.16%**	**0.01%**	**0.04%**	**1.22%**

Structured credit product exposures broken down by geographical area

EXPOSURE TYPE	ITALY	OTHER UE COUNTRIES	OTHER EUROPEAN COUNTRIES (NON UE)	ASIA	USA	REST OF THE WORLD
RMBS Prime	12.55%	75.56%	-	2.41%	-	9.48%
RMBS Subprime	-	-	-	-	10-	-
RMBS Non conforming	-	86.94%	-	-	10.94%	2.12%
CMBS	7.47%	78.54%	-	7.05%	4.32%	2.62%
CDO of ABS	-	2.63%	-	-	-	97.37%
CDO others	7.28%	36.53%	-	25.79%	17.71%	12.69%
CLO SME	5.03%	92.53%	0.64%	1.68%	0.12%	-
CLO Arbitrage/balance sheet	-	54.28%	-	-	45.72%	-
CLO/CBO others	-	73.63%	10.93%	-	15.41%	0.03%
Consumer loans	22.67%	61.83%	3.79%	1.39%	8.08%	2.24%
Credit cards	-	61.01%	-	38.99%	-	-
Leasing	69.41%	5.39%	-	-	9.00%	16.20%
Others	54.53%	36.60%	-	0.21%	4.09%	4.57%
Total	**15.22%**	**65.82%**	**0.87%**	**4.37%**	**6.27%**	**7.45%**

The Group's portfolio includes the following:

CDOs: Collateralized debt obligations are notes with differing seniority issued by SPVs in respect of loans (CLOs), corporate bonds (CBOs) or structured credit instruments (CDOs of ABS).
As with all asset-backed securities, redemption of these notes depends on the performance of the underlying assets and whether or not there is other security.

The purpose of these instruments is to benefit from the spread between the notes' yield and that of the assets.
At June 30, 2008 CDOs held by the Group (i.e., CLOs, CBOs and CDOs of ABS) amounted to €2,987 million.
93.8% of these instruments are rated A or better.

A small number of the CDOs held in the Group's portfolio are CDOs of ABS with US sub-prime exposure. The exposure to CDOs of ABS was €177 million of which €29 million with US subprime mortgages as underlyings.

All CDOs of ABS with US subprime mortgages as underlyings were classified as such regardless of the weight of these risks.

The following table details these instruments together with changes in value booked in the period. These instruments, that have a rated A or better for 68.84%, have a coverage ration equal to 70% of the par amount.
At June 30, 2008 impairment of €124 million was recognized, of which €25 million in respect of CDOs of ABS with US sub-prime mortgage exposure.

CDO of ABS		(€ million)
	NET EXPOSURE ON 06.30.2008	CHANGES IN VALUE H1
TOTAL CDO of ABS	**178**	**-124**
Non Subprime exposures	**149**	**-99**
High grade	149	-99
Mezzanine	-	
CDO Squared	-	-
Subprime exposures	**29**	**-25**
High grade	2	-4
Mezzanine	27	-21
CDO Squared	-	-

CMBSs: Commercial mortgage backed securities are notes issued by SPVs whose redemption depends on the performance of commercial mortgages securitized by another originator.

At June 30, 2008 the CMBSs held in the Group's portfolio amounted to €1,916 million.

98.5% of these instruments are rated A or better. Coverage ratio is 9.2%.

In H1 2008 changes in value recognized were €136 million.

RMBSs: Residential mortgage backed securities are notes issued by SPVs whose redemption depends on the performance of residential mortgages securitized by another originator.

At June 30, 2008 the RMBSs held in the Group's portfolio amount to €4,934 million.

96.7% of these instruments are rated A or better.

A small number of the RMBSs, worth €82 million, held in the Group's portfolio have US sub-prime or Alt-A mortgages as underlyings.

All RMBSs with US sub-prime or Alt-A mortgages as underlyings were classified as such regardless of the weight of this exposure.

Information on Structured Credit Products and OTC Derivatives (CONTINUED)

90% of these instruments are rated A or better. Coverage ratio is equal to 31.1%

In H1 2008 changes in value recognized on these positions were €25 million.

The following table gives details of these instruments together with changes in value recognized in the period.

US Subprime RMBS, Alt-A RMBS e CMBS (€ million)

EXPOSURE TYPE	BALANCE SHEET EXPOSURES	
	NET EXPOSURE ON 06.30.2008	CHANGES IN VALUE H1
- US Subprime RMBS	38	-5
- Alt-A RMBS	44	-20
- CMBS	1,916	-136
Total	**1,998**	**-161**

Exposure to US Subprime and Alt-A Mortgages

The Group's exposure to US Subprime and Alt-A mortgages was restricted to the above RMBSs and CDOs with these underlyings. The Group has no mortgages classified as subprime in its loan book nor guarantees of such exposure.

The first following table summarizes the exposure to US Subprime and Alt-A mortgages, which was €116 million.

80.41% of instruments with US subprime underlyings were rated A or better. 88.62% of instruments with Alt-A mortgage underlyings were rated A or better.

Their respective coverage ratios were 54% and 44%.
Total impairment recognized in H1 2008 was €30 million for US subprime exposure and €26 million for Alt-A mortgage exposure.

Percentage composition of the vintage of the exposures is reported in the second following table.

US Subprime and Alt-A exposures (€ million)

UNDERLYING	AMOUNTS AS AT 06.30.2008			AMOUNTS AS AT 12.31.2007
	CDO OF ABS	RMBS	TOTAL	
US Alt-A	5	44	49	93
US Subprime	29	38	67	164
Total	**34**	**82**	**116**	**257**

US Subprime and Alt-A exposures broken down by vintage

UNDERLYING / VINTAGE	BEFORE 2005	2005	2006	2007
US Alt-A	5.12%	40.81%	44.77%	9.30%
US Subprime	21.02%	48.93%	17.43%	12.62%
Total	**13.97%**	**45.33%**	**29.55%**	**11.15%**

The Fair Value of Structured Credit Products

Structured credit products are classed as HfT financial assets, assets at fair value through profit and loss, and AfS assets, and are valued using the methods described in Section 1 Valuation principles.

Independent Price Verification and Fair Value Adjustments were applied in respect of these assets.

Fair value adjustments estimate, attributing different weights, part of the effects of a one notch downgrade of the instruments considering the price quality observed through the mentioned IPV process.

Valuations of these products were uncontroversial before the onset of the sub-prime crisis in H2 2007, because secondary market liquidity gave executable prices for most of the existing securities, thus creating a level 1 valuation according to fair value hierarchy established by FAS 157.

Market conditions following the sub-prime mortgage crisis, which was marked by growing illiquidity in these instruments, the market players referred where possible to prices obtained from consensus pricing providers[2], which, though observable, do not necessarily qualify as active market prices. This meant that the valuation was level 2 under FAS 157.

Where prices were not available from consensus pricing providers either in terms of price or market input, fair value was calculated using internal models thus arriving at a level 3 valuation under FAS 157. 89% of the portfolio is priced using level 2 methodology and the remaining 11% according to level 3 methodologies.

The following table gives the distribution of fair value **calculation methods** as at June 30 by level, for each type of instrument, as a percentage of fair value.

Structured credit product exposures: fair value hierarchy

EXPOSURE TYPE	LEVEL 2	LEVEL 3
RMBS Prime	96.78%	3.22%
RMBS Subprime	90.06%	9.94%
RMBS Non conforming	89.67%	10.33%
CMBS	92.44%	7.56%
CDO of ABS	27.52%	72.48%
CDO others	34.76%	65.24%
CLO SME	97.94%	2.06%
CLO Arbitrage/balance sheet	92.08%	7.92%
CLO/CBO others	89.50%	10.50%
Consumer loans	92.55%	7.45%
Credit cards	61.01%	38.99%
Leasing	85.36%	14.64%
Others	92.31%	7.69%
Total	**88.89%**	**11.11%**

It should finally be noted that:

- the sensitivity of the fair value of this portfolio to changes in the credit spread is €5.18 million
- the effect of a one-notch downgrade of these instruments is €347.6 million.

Group Exposure to monoline insurers

The Group has limited exposure to monoline insurers.

It is not the usual practice of the Group to manage credit risk arising from ABS positions through credit derivatives, or other guarantees with monoliners. Accordingly the Group does not generally hedge its ABS exposures using CDSs or other forms of guarantee purchased from monoliners.

The Group has no significant direct exposure to certain baskets of names which include monoliners.

2. E.g., Markit, which aggregates, validates and distributes composite end-of-day bond prices on the basis of prices obtained from over thirty large dealers worldwide. Only contributors' prices that pass an automatic valuation process are inserted in the composite, so that the pricing is neutral and impartial.

Information on Structured Credit Products and OTC Derivatives (Continued)

The table on the right gives the amount of these exposures.

The Group's portfolio includes Asset-Backed Securities, for an amount of €1,328 million, which are guaranteed also by monoline insurers.

Exposures to monoliners (€ million)

COUNTERPARTY	NOMINAL AMOUNT AS AT 06.30.2008
AMBAC Assurance Corporation	2
Assured Guaranty Corporation	4
Financial Security Assurance	10
MBIA Insurance corp.	12
XL Capital assurance	1
Total	29

Group Exposure to Leveraged Finance

The Group, as part of its lending business, grants loans or credit lines that may be classified as leveraged finance, in that they finance the acquisition of significant stakes in target companies subsequently absorbed by the borrower.

Repayment and debt service depend largely on the cash flow generated by the new company post-absorption.

These transactions bear good yields in terms of both interest and fees. However, the risk is higher given the borrower's greater leverage.

The Group is generally involved in leveraged finance through participation in syndicated loans, mainly relating to the MIB Division, made by a banking syndicate which may further syndicate the loan by selling part of the loan to other lenders (so called "underwriting portfolio").

At June 30, 2008 the Group's exposure to underwriting portfolio amounted to €4,300 million. The borrowers are mainly European.

The loans entered into in H1 2008 were characterized by the improved leverage of borrowers compared to previous periods.

Since the Group expects to sell these participations on to other lenders, at the same time paying a portion of fees already received, these fees were not recognized as income.

As well as the above the MIB Division has loans and credit lines that it intends to hold amounting to €4,850 million and of which 75% are to EU borrowers.

These exposures are monitored continuously for credit quality by analyzing the borrower's business performance indicators and fulfillment of budget objectives in order to detect any possible lasting impairment losses.

OTC Derivatives Trading

The business model governing OTC derivatives trading with customers provides for centralization of market risk in the MIB Division, while credit risk is assumed by the Group company which, under the divisional or geographical segmentation model, manages the relevant customer's account.

The Group's operational model provides for customer trading derivatives business to be carried on, as part of each subsidiary's operational independence:

- by the Italian commercial banks that close transaction in OTC derivatives in order to provide non-institutional clients with products to manage currency, interest-rate and price risk. Under these transactions, the commercial banks transfer their market risks to the MIB Division by means of equal and opposite contracts, retaining only the relevant counterparty risk. The commercial banks also place or collect orders on behalf of others for investment products with embedded derivatives (e.g., structured bonds).
- by the MIB Division operating with large corporates and financial institutions, in respect of which it assumes and manages both market and counterparty risk.
- by HVB AG, BA-CA AG and Pekao, which transact business directly with their customers.

UniCredit Group trades OTC derivatives on a wide range of underlyings, e.g.: interest rates, currency rates, share prices and

indexes, commodities (precious metals, base metals, petroleum and energy materials) and credit rights.

OTC derivatives offer considerable scope for personalization: new payoff profiles can be constructed by combining several OTC derivatives (for example, a plain vanilla IRS with one or more plain vanilla or exotic options). The risk and the complexity of the structures obtained in this manner depend on the respective characteristics of the components (reference parameters and indexation mechanisms) and the way in which they are combined.

Credit and market risk arising from OTC derivatives business is controlled by the Chief Risk Officer competence line (CRO) in the Parent and/or in the Division or subsidiary involved. This control is carried out by means of guidelines and policies covering risk management, measurement and control in terms of principles, rules and processes, as well as by setting VaR limits.

This business with non-institutional clients does not entail the use of margin calls, whereas with institutional counterparties (dealt with by the MIB Division) recourse may be made to credit risk mitigation techniques, for example "netting" and/or collateral agreements.

In addition to the information given in Valuation Criteria above, it should be noted that write-downs and write-backs of derivatives to take account of counterparty risk are determined in line with the procedure used to assess other credit exposure.

Specifically:

- Performing exposure to non-institutional clients of the Italian commercial banks is valued in terms of PD (Probability of Default) and LGD (Loss Given Default), in order to obtain a value in terms of 'expected loss' to be used for items designated and measured at fair value.
- Non-performing positions are valued in terms of estimated expected future cash flow according to specific indications of impairment (which are the basis for the calculation of the amount and timing of the cash flow).

The impact on the 2008 Income Statement of write-downs and write-backs of derivatives to take account of counterparty risk is not significant.

Here follows the breakdown of balance-sheet asset item 20 "Financial assets held for trading" and of balance-sheet liability item 40 "Financial liability held for trade".

To make the distinction between customers and banking counterparties, the definition contained in Banca d'Italia Circular No. 262 of December 22, 2005 (which was used for the preparation of the accounts) was used as a reference.

Structured products were defined as derivative contracts that incorporate in the same instrument forms of contracts that generate exposure to several types of risk (with the exception of cross currency swaps) and/or leverage effects.

The balance of item 20 "Financial assets held for trading" of the consolidated accounts with regard to derivative contracts totaled €76,778 million (with a notional value of €2,184,626 million) including €18,922 million with customers. The notional value of derivatives with customers amounted to €332,055 million including €280,239 million in plain vanilla (with a fair value of €17,605 million) and €51,816 million in structured derivatives (with a fair value of €1,317 million). The notional value of derivatives with banking counterparties totaled €1,852,571 million (fair value of €57,526 million) including €176,375 million related to structured derivatives (fair value of €4,028 million).

Customers entered into a total of 12,498 structured derivative contracts with the Group that are reported in balance-sheet asset item 20 "Financial assets held for trading". Of these, the largest 20 customers in terms of exposure cover 13% of overall exposure (generating exposure of €170 million for the Group).

The balance of item 40 "Financial liabilities held for trading" of the consolidated accounts with regard to derivative contracts totaled €77,748 million (with a notional value of €2,153,119 million) including €15,987 million with customers. The notional value of derivatives with customers amounted to €342,123 million including €319,719 million in plain vanilla (with a fair value of €14,988 million) and €22,404 million in structured derivatives (with a fair value of €999 million). The notional value of derivatives with banking counterparties totaled €1,810,996 million (fair value of €61,761 million) including €175,263 million related to structured derivatives (fair value of €3,229 million).

Subsequent Events

The centralization into the Pioneer Group of operations in the asset management and assets under management sectors, which was pursued in the first half of the year with the reorganization transactions connected with the combination with the Capitalia Group, continued in July with the merger of Nordinvest Norddeutsche Investmentgesellschaft mbH (100%) into Pioneer Investments Kapitalanlagegesellschaft mbH (100%) effective for legal purposes on July 2, 2008. In addition, the board of directors approved the sale of the 50% stake in HANSA-NORD-LUX Managementgesellschaft S.A. to HANSA INVEST, an asset management company of the Signal-Iduna group.

Negotiations are underway to reach out-of-court settlement of the numerous civil and criminal lawsuits brought by the Temporary Administrator of the Parmalat Group (in administration) and the Parmatour Group (in administration) and by the new Parmalat Spa (beneficiary of the composition) against the UniCredit Group, including banks of the former Capitalia Group. The existing provision has been adjusted accordingly.

Outlook

Almost a year since the US sub-prime mortgage crisis emerged the full consequences for the financial markets, for banking and in terms of transmission to the real economy are still not clear. Even if the worst is over, uncertainty persists and careful oversight is necessary. The weakening of the dollar, falling house prices and the credit squeeze have caused a sharp slowdown in the US economy, which however has not resulted in negative GDP growth. At the same time Europe's economy has turned out to be more solid than was expected thanks to the excellent performance of Germany's economy. However the most recent indicators hint that a slowdown has already started. Intense and continuous upward pressure on commodity prices contributed to a worsening of the scenario, together with sharp falls in share prices, and added to the uncertainty as to the direction that monetary policy should take. The monetary authorities appear to be more inclined to combat inflation than to stimulate growth. The Fed is expected to leave the current 2% policy rate unchanged for the rest of the year and then to raise it again in 2009. In the Eurozone, after the quarter-point rate rise to 4.25% in July and in the expectation of slower growth in the rest of 2008, the ECB should not make any further increases.

Against this background the impact on banks' profits will also be felt in Europe, due mainly to reduced income from services. There should also be a limited upward trend in loan loss provisioning, which was seen towards the end of 2007. These trends will be partly offset by still positive interest margins on the back of continuing growth in lending, mainly to corporates, whereas the trend of widening interest-rate spreads (i.e., borrowing rates less deposit rates) seems to have run its course even in Italy. Banks' operating profit in Italy, Germany and Austria will grow slowly in 2008, only to recover in 2009 thanks to the expected recovery of the financial markets and the consequent improvement in net income from services. Given the above scenario of lasting uncertainty in financial markets and weak economic fundamentals, the Group remains committed to consolidating its position in its reference markets and pursuing the optimization of its cost structure and intercompany services. The plans and actions to be followed to achieve these aims were set out in the Group's 2008-2010 strategic plan presented to the market at the end of June, which contains the following strategic priorities: strengthening of capital ratios and constant risk management, reallocation of capital to commercial banking, especially in Eastern Europe, cost control, and rationalization of the operational structure.

Milan, August 1st 2008

THE BOARD OF DIRECTORS

Chairman
DIETER RAMPL

Managing Director / CEO
ALESSANDRO PROFUMO



First-Half Condensed Financial Statements

[redacted]

Consolidated Accounts

Consolidated Accounts

Balance Sheet

Assets		(€ '000)
	AMOUNT AS AT	
	06.30.2008	12.31.2007[1]
10. Cash and cash balances	4,757,273	11,072,942
20. Financial assets held for trading	201,324,572	202,343,138
30. Financial assets at fair value through profit or loss	15,298,834	15,351,953
40. Available-for-sale financial assets	33,534,418	31,957,833
50. Held-to-maturity investments	11,479,905	11,731,544
60. Loans and receivables with banks	120,832,076	100,011,816
70. Loans and receivables with customers	598,944,365	576,319,755
80. Hedging derivatives	3,003,207	2,512,829
90. Changes to macro-hedged financial assets (+/-)	(637,374)	(71,394)
100. Investments in associates and joint ventures	3,177,218	3,166,094
110. Reinsurers' provisions	107	115
120. Property, plant and equipment	11,988,881	11,871,095
130. Intangible assets	26,578,637	25,011,548
of which		
- goodwill	*21,079,070*	*19,273,214*
140. Tax assets	10,847,038	11,184,301
a) current tax assets	*2,935,245*	*3,704,545*
b) deferred tax assets	*7,911,793*	*7,479,756*
150. Non-current assets and disposal groups classified as held for sale	3,894,834	6,374,480
160. Other assets	14,743,208	12,665,942
Total assets	**1,059,767,199**	**1,021,503,991**

1. Further to instructions received from Banca d'Italia treatment of leases of 'assets under construction' and 'assets awaiting lease' has changed. Provisions, deferred tax assets and goodwill changed from the accounts at 12. 12.31.2007 due to the updating of the purchase price allocation relating to the business combination with the Capitalia group.

Liabilities and shareholders' equity (€ '000)

	AMOUNT AS AT	
	06.30.2008	12.31.2007[1]
10. Deposits from banks	186,326,241	160,601,450
20. Deposits from customers	402,044,687	390,400,462
30. Debt securities in issue	237,752,534	239,900,401
40. Financial liabilities held for trading	121,879,222	113,656,467
50. Financial liabilities at fair value through profit or loss	1,702,927	1,966,541
60. Hedging derivatives	6,738,604	5,569,302
70. Changes to macro-hedged financial liabilities	(1,256,039)	(625,168)
80. Tax liabilities	6,596,055	7,510,387
a) current tax liabilities	*1,933,356*	*2,689,512*
b) deferred tax liabilities	*4,662,699*	*4,820,875*
90. Liabilities included in disposal groups classified as held for sale	2,721,153	5,026,513
100. Other liabilities	25,671,762	24,336,288
110. Provision for employee severance pay	1,400,648	1,528,111
120. Provisions for risks and charges	8,326,310	8,990,934
a) post-retirement benefit obligations	*4,310,698*	*4,838,978*
b) other provisions	*4,015,612*	*4,151,956*
130. Insurance provisions	158,743	177,848
140. Revaluation reserves	(930,742)	1,044,893
170. Reserves	14,768,232	10,690,592
180. Share premium	33,193,879	33,707,908
190. Issued capital	6,683,346	6,682,683
200. Treasury shares (-)	(880,514)	(363,111)
210. Minorities (+/-)	3,997,348	4,740,353
220. Net Profit or Loss (+/-)	2,872,803	5,961,137
Total liabilities and shareholders' equity	**1,059,767,199**	**1,021,503,991**

Income Statement

(€ '000)

ITEMS	1H 2008	1H 2007
10. Interest income and similar revenues	24,858,702	19,228,772
20. Interest expense and similar charges	(16,140,209)	(12,803,924)
30. Net interest margin	**8,718,493**	**6,424,848**
40. Fee and commission income	5,836,229	5,472,595
50. Fee and commission expense	(1,034,412)	(863,636)
60. Net fees and commissions	**4,801,817**	**4,608,959**
70. Dividend income and similar revenue	960,796	656,909
80. Gains and losses on financial assets and liabilities held for trading	(941,515)	880,219
90. Fair value adjustments in hedge accounting	18,913	22,305
100. Gains and losses on disposal of:	**83,885**	**267,521**
a) loans	*6,605*	*8,944*
b) available-for-sale financial assets	*82,650*	*260,193*
c) held-to-maturity investments	*(142)*	*(163)*
d) financial liabilities	*(5,228)*	*(1,453)*
110. Gains and losses on financial assets/liabilities at fair value through profit or loss	(71,012)	69,387
120. Operating income	**13,571,377**	**12,930,148**
130. Impairment losses on:	(1,508,319)	(1,085,325)
a) loans	*(1,426,353)*	*(1,072,632)*
b) available-for-sale financial assets	*(34,637)*	*(1,457)*
c) held-to-maturity investments	*23*	*(34)*
d) other financial assets	*(47,352)*	*(11,202)*
140. Net profit from financial activities	**12,063,058**	**11,844,823**
150. Premiums earned (net)	55,219	54,689
160. Other income (net) from insurance activities	(43,366)	(38,348)
170. Net profit from financial and insurance activities	**12,074,911**	**11,861,164**
180. Administrative costs:	(8,133,374)	(6,191,353)
a) staff expense	*(5,139,349)*	*(3,862,948)*
b) other administrative expense	*(2,994,025)*	*(2,328,405)*
190. Provisions for risks and charges	(16,208)	(106,603)
200. Impairment/write-backs on property, plant and equipment	(416,016)	(357,290)
210. Impairment/Write-backs on intangible assets	(332,316)	(221,954)
220. Other net operating income	571,756	385,113
230. Operating costs	**(8,326,158)**	**(6,492,087)**
240. Profit (loss) of associates	215,453	98,254
250. Gains and losses on tangible and intangible assets measured at fair value	(16,451)	-
260. Impairment of goodwill	-	(1,311)
270. Gains and losses on disposal of investments	208,388	154,925
280. Total profit or loss before tax from continuing operations	**4,156,143**	**5,620,945**
290. Tax expense (income) related to profit or loss from continuing operations	(980,132)	(1,628,303)
300. Total profit or loss after tax from continuing operations	**3,176,011**	**3,992,642**
310. Total profit or loss after tax from discontinued operations	**-**	**-**
320. Net Profit or Loss for the year	**3,176,011**	**3,992,642**
330. Minorities	(303,208)	(385,324)
340. Net Profit or Loss attributable to the Parent Company	**2,872,803**	**3,607,318**
Earnings per share (€)	0.218	0.348
Diluted earnings per share (€)	0.218	0.348

Note: first half 2007 income statement does not include former Capitalia Group figures.

Statement of changes in shareholders' equity in first half 2008

('000)

	BALANCE AS AT 12..31.2007	CHANGE IN OPENING BALANCE	BALANCE AS AT 01.01.2008	ALLOCATION OF PROFIT FROM PREVIOUS YEAR		CHANGES DURING THE PERIOD								SHAREHOLDERS' EQUITY A 06.30.2008
							SHAREHOLDERS' EQUITY TRANSACTIONS							
				RESERVES	DIVIDENDS	CHANGES IN RESERVES	ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS (1)	NET PROFIT OR LOSS 2008	
Group:														
Issued capital:														
a) ordinary shares	6,671,830		6,671,830				663							6,672,493
b) savings shares	10,853		10,853											10,853
Share premiums	33,707,908		33,707,908				3,259	-517,288						33,193,879
Reserves:														
a) from profits	8,304,046		8,304,046	4,295,397	-1,777,673	182,280								11,004,050
b) other	2,386.546		2,386,546			306,954		1,034,576				36,106		3,764,182
Revaluation reserves:														
a) available-for-sale	1,480,465		1,480,465			-1,652,824								-172,359
b) hedging of financial flows	-712,623		-712,623			-322,667								-1,035,290
c) other (2)	277,051		277,051			-144								276,907
Treasury shares														
a) parent company	-358,416		-358,416					-517,288						-875,704
b) subsidiaries	-4,695		-4,695			-115								-4,810
Net Profit or Loss for the period	5,961,137		5,961,137	-4,295,397	-1,665,740								2,872,803	2,872,803
Shareholders' equity	**57,724,102**	**-**	**57,724,102**	**-**	**-3,443,413**	**-1,486,516**	**3,922**	**-**	**-**	**-**	**-**	**36,106**	**2,872,803**	**55,707,004**
Minorities:														
Issued capital	933,670		933,670			-267,964								665,706
Share premiums and Reserves	3,127,235		3,127,235	361,103		-353,263								3,135,075
Revaluation reserves:														
a) available-for-sale	-464		-464			-55,497								-55,961
b) hedging of financial flows	-37,448		-37,448			-13,467								-50,915
c) other (2)	479		479			-4								475
Treasury shares														
a) parent company														
b) subsidiaries	-204		-204			-36								-240
Net Profit or Loss for the period	717,085		717,085	-361,103	-355,982								303,208	303,208
Shareholders' equity	**4,740,353**	**-**	**4,740,353**	**-**	**-355,982**	**-690,231**	**-**	**-**	**-**	**-**	**-**	**-**	**303,208**	**3,997,348**

1. Stocks Options, Performance Shares and Restricted Shares
2. Special revaluation laws and other

Statement of changes in shareholders' equity in first half 2007

(€ '000)

	BALANCE AS AT 12..31.2005	CHANGE IN OPENING BALANCE	BALANCE AS AT 01.01.2007	ALLOCATION OF PROFIT FROM PREVIOUS YEAR		CHANGES DURING THE PERIOD								SHAREHOLDERS' EQUITY A 06.30.2007
							SHAREHOLDERS' EQUITY TRANSACTIONS							
				RESERVES	DIVIDENDS	CHANGES IN RESERVES	ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS [1]	NET PROFIT OR LOSS 2007	
Group:														
Issued capital:														
a) ordinary shares	5,208,273		5,208,273				3,339							5,211,612
b) savings shares	10,853		10,853											10,853
Share premiums	17,628,233		17,628,233				11,235							17,639,468
Reserves:														
a) from profits	6,018,686		6,018,686	2,949,812		332,485	-2,043							9,298,940
b) other	2,072,393		2,072,393			135,902						14,202		2,222,497
Revaluation reserves:														
a) available-for-sale	2,655,171		2,655,171			432,833								3,088,004
b) hedging of financial flows	-490,369		-490,369			-759,644								-1,250,013
c) other [2]	279,004		279,004			2,940								281,944
Treasury shares														
a) parent company	-358,416		-358,416											-358,416
b) subsidiaries	-3,761		-3,761			-335								-4,096
Net Profit or Loss for the period	5,447,741		5,447,741	-2,949,812	-2,497,929								3,607,318	3,607,318
Shareholders' equity	**38,467,808**	**-**	**38,467,808**	**-**	**-2,497,929**	**144,181**	**12,531**	**-**	**-**	**-**	**-**	**14,202**	**3,607,318**	**39,748,111**
Minorities:														
Issued capital	840,719		840,719			-43,548								797,171
Share premiums and Reserves	2,697,276		2,697,276	372,199		153,500								3,222,975
Revaluation reserves:														
a) available-for-sale	66,279		66,279			-49,602								16,677
b) hedging of financial flows	-14,555		-14,555			-22,215								-36,770
c) other [2]	5,308		5,308			-2,750								2,558
Treasury shares														
a) parent company														
b) subsidiaries	-506		-506			313								-193
Net Profit or Loss for the period	680,116		680,116	-372,199	-307,917								385,324	385,324
Shareholders' equity	**4,274,637**	**-**	**4,274,637**	**-**	**-307,917**	**35,698**	**-**	**-**	**-**	**-**	**-**	**-**	**385,324**	**4,387,742**

1. Stocks Options, Performance Shares and Restricted Shares
2. Special revaluation laws and other

Cash flow statement (indirect method)

	1H 2008	1H 2007
		(€ '000)
A. OPERATING ACTIVITIES		
1. Operations	**5,647,497**	**7,602,438**
- profit and loss of the period (+/-)	2,872,803	3,607,318
- capital gains/losses on financial assets/liabilities held for trading and on assets/liabilities designated at fair value through profit and loss (+/-)	- 1,144,401	1,024,773
- capital gains/losses on hedging operations (+/-)	- 18,913	- 22,305
- net write-offs/write-backs due to impairment (+/-)	1,934,374	1,742,285
- net write-offs/write-backs on tangible and intangible assets (+/-)	748,332	580,555
- provisions and other incomes/expenses (+/-)	355,682	33,493
- not paid tax (+/-)	980,132	839,014
- other adjustments (+/-)	- 80,512	- 202,695
2. Liquidity generated/absorbed by financial assets	**- 43,671,716**	**- 47,143,500**
- financial assets held for trading	2,536,460	- 15,904,034
- financial assets at fair value	258,644	927,536
- available-for-sale financial assets	- 2,686,852	- 2,121,475
- loans and receivables with banks	- 20,157,851	- 16,356,844
- loans and receivables with customers	- 20,534,865	- 12,756,240
- other assets	- 3,087,252	- 932,443
3. Liquidity generated/absorbed by financial liabilities	**37,423,495**	**43,113,095**
- deposits from banks	24,845,441	13,269,713
- deposits from customers	8,026,628	14,644,564
- debt certificates including bonds	- 2,643,641	- 7,859,082
- financial liabilities held for trading	8,130,481	20,699,213
- financial liabilities designated at fair value	- 262,199	1,262,392
- other liabilities	- 673,215	1,096,295
Net liquidity generated/absorbed by operating activities	**- 600,724**	**3,572,033**
B. INVESTMENT ACTIVITIES		
Net Liquidity generated by:		
- equity investments	59,990	432,867
- collected dividends on equity investments	126,874	319,572
- financial assets held to maturity	- 44,358	- 1,318,423
- tangible assets	- 355,642	- 1,493,283
- intangible assets	- 732,196	- 87,859
- sales/purchases of subsidiaries and divisions	- 829,725	137,982
Net liquidity generated/absorbed by investment activities	**- 1,775,057**	**- 2,009,144**
C. FUNDING ACTIVITIES		
- issue/purchase of treasury shares	- 513,366	12,531
- distribution of dividends and other scopes	- 3,443,413	- 2,497,929
Net liquidity generated/absorbed by funding activities	**- 3,956,779**	**- 2,485,398**
NET LIQUIDITY GENERATED/ABSORBED DURING THE YEAR	**- 6,332,560**	**- 922,509**

LEGEND:
(+) generated; (-) absorbed.

Reconciliation		(€ '000)
	1H 2008	1H 2007
Cash and cash equivalents at the beginning of the year	**11,072,942**	**5,680,703**
Net liquidity generated/absorbed during the year	- 6,332,560	- 922,509
Cash and cash equivalents: effect of exchange rate variations	16,891	82,562
Cash and cash equivalents at the end of the year	**4,757,273**	**4,840,756**

Note: first half 2007 income statement does not include former Capitalia Group figures.

Explanatory notes

Important note:
Since this is a condensed consolidated first half report, unlike the annual report it does not provide certain information within the above-listed Sections or the information relating to Part F) Consolidated Shareholders' equity and to Part G) Business Combinations.

[redacted]

Explanatory Notes

Part A) Accounting Policies

Explanatory notes

Part A) Accounting Policies

A1) General

Section 1 - Statement of Compliance with IFRS

This consolidated First Half Financial Report has been prepared in accordance with the IFRS issued by the IASB (including the interpretation documents issued by the SIC and the IFRIC) and endorsed by the European Commission up to 30 June 2007, pursuant to EU Regulation 1606/2002 as required by § 154-ter 3 TUF (Law 58/98). 3 was introduced by Legislative Decree 195/07 "Implementation of Directive 2004/109/EC on the harmonisation of transparency requirements regarding information given by issuers whose securities are traded in a regulated market, amending Directive 2001/34/EC".

As required by § 154-ter 2 TUF, this First Half Financial Report includes the condensed first half accounts, the interim report on operations and the attestation required by §154-bis 5 TUF.

The contents of this consolidated First Half Financial Report are in line with IAS 34 on interim reporting. In accordance with §10 IAS 34, UniCredit has opted to provide condensed financial statements.

This consolidated First Half Financial Report has been subject to a limited audit of the accounts by KPMG S.p.A.

Section 2 - Preparation Criteria

As mentioned above, this consolidated First Half Financial Report has been prepared in accordance with the IFRS endorsed by the European Commission. The following documents were used to interpret and support the application of IFRS (albeit not endorsed by the EC):

- Framework for the Preparation and Presentation of Financial Statements issued by the IASB in 2001
- Implementation Guidance, Basis for Conclusions, IFRIC and any other documents prepared by the IASB or IFRIC (International Financial Reporting Interpretations Committee) supplementing IFRS
- Interpretative documents on the application of IFRS in Italy prepared by the Organismo Italiano di Contabilità (OIC) and Associazione Bancaria Italiana (ABI).

This condensed consolidated First Half Report comprises the balance sheet, profit and loss account, statement of changes in equity, cash-flow statement (compiled using the indirect method), explanatory notes and annexes.

These are in line with Banca d'Italia schedules as prescribed by Circular 262 dated 22 December 2005, in that they give comparative figures, as at December 31, 2007 for the balance sheet and as at 30 June 2007 for the profit and loss account.

The schedules and explanatory notes are in € **thousands**.

The business combination with the former Capitalia Group became effective on October 1, 2007. Comparative balance-sheet data (as at December 31, 2007) include former Capitalia Group subsidiaries, but the income statement (as at June 30, 2007) does not include these companies' data.

Please see the report on operations, in which condensed (reclassified) accounts are used, for a comparison of first-half profit and loss figures with pro-forma figures for H1 2007 including the former Capitalia Group. These data are reconciled with the official schedules in the Other Information section of the Report.

Measurement criteria are intended to reflect the continuity of corporate business and are in line with the principles of competence, relevance and materiality in the Accounts and the priority of economic substance over legal form.

Further to instructions received from Banca d'Italia treatment of leases of 'assets under construction' and 'assets awaiting lease' has changed. Provisions, deferred tax assets and goodwill changed from the accounts at December 31, 2007 due to the updating of the purchase price allocation relating to the business combination with the Capitalia group.

Section 3 - Consolidation Scope and Procedures

Consolidation criteria and principles used to prepare the consolidated First Half Financial Report as at June 30, 2008 are as follows:

Accounts used for consolidation

The following were used al June 30, 2008:

- Parent company first-half accounts

- The first-half accounts of the other fully consolidated Group entities, except for those noted here, duly condensed (reclassified) and adjusted to take into account the requirements of consolidation and, where necessary, to bring them into line with IFRS;
- In respect of the Leasing sub-group headed by UniCredit Global Leasing S.p.A.:
  - the half-year accounts of UniCredit Leasing GmbH (ex Bank Austria Creditanstalt Leasing GmbH) including its subsidiaries;
  - the half-year accounts of all the direct and indirect subsidiaries UniCredit Global Leasing S.p.A. operating in the CEE region;
  - the individual half-year accounts of Locat S.p.A. and its two subsidiaries.

SIC 12 requires us to consolidate special purpose entities provided that the majority of the risks and rewards arising out of the business of these special purpose entities is attributable to the bank or the bank controls these special purpose entities. An interest in the equity capital of the special purpose entities is immaterial in this regard.

Under initial consolidation compliant with SIC 12, the assets and liabilities of the special purpose entity are included at the balance sheet date measured at their fair value. The uniform principles of accounting and valuation used across the corporate group are then applicable. The expenses and income of the special purpose entity in question have been included in the consolidated income statement from the date of initial consolidation. Thus the consolidation of special purpose entities in accordance with SIC 12 has the same effect as full consolidation. Equity interests held by third parties in a special purpose entity consolidated by the Bank in accordance with SIC 12 are recognised under minority interest.

Amounts denominated in currencies other than the euro are converted at closing exchange rates in respect of the balance sheet. The average exchange rate for the half year is used for the income statement; this is considered a valid approximation of the rate of exchange at the date of the transaction.

The reports of the main fully consolidated Group companies, prepared under IFRS for the purposes of the consolidated First Half Financial Report have each been subject to a limited audit by a prime auditing firm.

Subsidiaries

Subsidiaries are companies in which:

- The Parent owns, directly or indirectly through subsidiaries, more than half of the voting power unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control.
- The Parent owns half or less of the voting power and has:
  - power over more than half of the voting rights by virtue of an agreement with other investors;
  - power to govern the financial and operating policies of the entity under a statute or an agreement;
  - power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
  - power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

These definitions include special purpose entities as required by SIC 12.

The existence and effect of potential voting rights that are currently exercisable or convertible, are considered when assessing whether an entity has the power to govern the financial and operating policies of another entity.

The carrying amount of an investment in a fully o proportionately consolidated entity held by the Parent or another Group company is eliminated against the recognition of the subsidiary's assets and liabilities as well as the Group's portion of equity of the subsidiary.

Intercompany balances, transactions, income and expenses are eliminated in full or proportionately, in accordance with the adopted consolidation procedures.

A subsidiary's income and expenses are included in consolidation from the date the Parent acquires control. On disposal of a subsidiary, its income and expenses are consolidated up to the date of disposal, i.e., when the Parent ceases to control the subsidiary. The difference between the proceeds from the disposal of the subsidiary and the carrying amount of its net assets is recognised in item 270 "Gains (Losses) on disposal of investments" in profit and loss.

Minority interests are recognised in the consolidated balance sheet item 210 "Minorities" separately from liabilities and Parent shareholders' equity.

Minority interests in the profit or loss of the Group are separately disclosed under item 330 of the consolidated profit and loss account.

Part A) Accounting Policies (Continued)

On first-time consolidation, subsidiaries are measured at fair value as at the acquisition date, i.e. at the cost of obtaining control of the subsidiary inclusive of ancillary costs.

Associates

These are entities over which an investor has significant influence, and which is neither a subsidiary nor an interest in a joint venture. It is presumed that the investor has significant influence if the investor holds, directly or indirectly, at least 20 per cent of the voting power of an investee.

Investments in associates are recognised using the equity method. The carrying amount includes goodwill (less any impairment loss). The investor's share of the profit and loss of the investee after the date of acquisition is recognised in item 240 "Profit (Loss) of associates" in profit or loss. Distributions received from an investee reduce the carrying amount of the investment.

If the investor's share of an associate's losses is equal to or more than its carrying amount, no further losses are recognised, unless the investor has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealised profits on transactions with associates are eliminated to the extent of the Group's interest. Unrealised losses are likewise eliminated, unless the transactions show evidence of impairment of the assets exchanged.

Joint Ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control.

Joint control exists only when financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Interests in joint ventures are recognised using proportionate consolidation.

The following table shows the companies included in the scope of consolidation, listed by division, plus the companies valued with the equity method.

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS (2)
A.1 Line by line method					
UNICREDIT SPA	ROME		CAPOGRUPPO		
A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	MUNICH	1	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	66.67	
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. OBERBAUM CITY KG	MUNICH	1	SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	100.00	98.11
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PARKKOLONNADEN KG	MUNICH	1	A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	100.00	98.11
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. STUTTGART KRONPRINZSTRASSE KG	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	98.11
AI BETEILIGUNG GMBH	VIENNA	1	UNICREDIT CAIB AG	100.00	
ALEXANDERSSON REAL ESTATE I B.V.	MUNICH	1	ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	100.00	
ALINT 458 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	BAD HOMBURG	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
ALLEGRO LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
ALLIB LEASING S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
ALLIB NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB	1	UNICREDIT GLOBAL LEASING SPA	100.00	

Follow: (Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP		VOTING % RIGHTS (2)
			HELD BY	HOLDING %	
ALLIB ROM SRL	BUCHAREST	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	10.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	90.00	
ALMS LEASING GMBH	SALZBURG	1	UNICREDIT LEASING (AUSTRIA) GMBH	95.00	
ALV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
ANI LEASING IFN SA	BUCHAREST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	0.01	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	9.96	
			CALG ANLAGEN LEASING GMBH	0.01	
			UNICREDIT GLOBAL LEASING EXPORT GMBH	0.01	
			UNICREDIT LEASING (AUSTRIA) GMBH	90.01	
ANTARES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	1.15	
			HVB IMMOBILIEN AG	93.85	
ARABELLA FUNDING LTD. (JERSEY)	JERSEY	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
ARRONDA IMMOBILIENVERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
ARTIST MARKETING ENTERTAINMENT GMBH	VIENNA	1	MY BETEILIGUNGS GMBH	100.00	
ARUNA IMMOBILIENVERMIETUNG GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
AS UNICREDIT BANK	RIGA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
ASPRA FINANCE SPA	MILAN	1	UNICREDIT SPA	100.00	
ASSET MANAGEMENT GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
ATF BANK KYRGYZSTAN OJSC	BISHKEK	1	JSC ATF BANK	95.84	
ATF CAPITAL B.V.	ROTTERDAM	1	JSC ATF BANK	100.00	
ATLANTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	90.00	
AUFBAU DRESDEN GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
AUSTRIA LEASING GMBH	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	0.40	
			GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.40	99.60
AUTOGYOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
AWT HANDELS GESELLSCHAFT M.B.H.	VIENNA	1	AWT INTERNATIONAL TRADE AG	100.00	
AWT INTERNATIONAL TRADE AG	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
BA- ALPINE HOLDINGS, INC.	WILMINGTON	1	UNICREDIT BANK CAYMAN ISLANDS LTD.	100.00	
BA CA LEASING (DEUTSCHLAND) GMBH	BAD HOMBURG	1	UNICREDIT GLOBAL LEASING SPA	94.90	
BA CA SECUND LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BA CREDITANSTALT BULUS EOOD	SOFIA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	

Part A) Accounting Policies (Continued)

Follow: (investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS (2)
BA/CA-LEASING BETEILIGUNGEN GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BA/CA-LEASING FINANZIERUNG GMBH	VIENNA	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	100.00	
BAC FIDUCIARIA SPA	DOGANA	1	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SPA	100.00	
BA-CA ADAGIO LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BA-CA ADMINISTRATION SERVICES GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
BA-CA ANDANTE LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BACA BARBUS LEASING D.O.O	LJUBLJANA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA BAUCIS LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BACA CENA IMMOBILIEN LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BACA CHEOPS LEASING GMBH	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
BA-CA CONSTRUCTION LEASING OOO	ST. PETERSBURG	1	RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	100.00	
BA-CA FINANCE (CAYMAN) II LIMITED	GEORGE TOWN	1	UNICREDIT BANK CAYMAN ISLANDS LTD.	100.00	
BA-CA FINANCE (CAYMAN) LIMITED	GEORGE TOWN	1	UNICREDIT BANK CAYMAN ISLANDS LTD.	100.00	
BACA GIOCONDO NEKRETNINE D.O.O., SARAJEVO	SARAJEVO	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA HYDRA LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BACA KOMMUNALLEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BACA LEASING ALFA S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA LEASING CARMEN GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BA-CA LEASING DREI GARAGEN GMBH	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
BACA LEASING GAMA S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BA-CA LEASING MAR IMMOBILIEN LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BA-CA LEASING MODERATO D.O.O.	LJUBLJANA	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BA-CA LEASING POLO, LEASING D.O.O.	LJUBLJANA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH	VIENNA	1	CALG IMMOBILIEN LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
BA-CA LEASING VERSICHERUNGSSERVICE GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
BACA MINERVA LEASING GMBH	VIENNA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA MINOS LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BACA MOBILIEN UND LKW LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BACA NEKRETNINE D.O.O.	BANJA LUKA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BA-CA PRESTO LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BACA ROMUS IFN SA	BUCHAREST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	0.01	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	9.96	
			CALG ANLAGEN LEASING GMBH	0.01	
			UNICREDIT GLOBAL LEASING EXPORT GMBH	0.01	
			UNICREDIT LEASING (AUSTRIA) GMBH	90.01	

Follow: (investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS (2)
BACAL ALPHA D.O.O ZA POSLOVANJE NEKRETNINAMA	ZAGREB	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACAL BETA NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA-LEASING AQUILA INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA-LEASING GEMINI INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA-LEASING HERKULES INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASA	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA-LEASING MIDAS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BACA-LEASING NERO INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BACA-LEASING OMIKRON INGATLANHASZNOSTO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BACA-LEASING URSUS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BA-CREDITANSTALT LEASING ANGLA SP. Z O.O.	WARSAW	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BA-CREDITANSTALT LEASING DELTA SP. Z O.O.	WARSAW	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	75.00	
BA-CREDITANSTALT LEASING ECOS SP. Z O.O.	WARSAW	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BA-CREDITANSTALT LEASING POLUS SP. Z O.O.	WARSAW	1	BACA MINERVA LEASING GMBH	100.00	
BAL CARINA IMMOBILIEN LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BAL DEMETER IMMOBILIEN LEASING GMBH	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
BAL HESTIA IMMOBILIEN LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BAL HORUS IMMOBILIEN LEASING GMBH	VIENNA	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
BAL HYPNOS IMMOBILIEN LEASING GMBH	VIENNA	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
BAL LETO IMMOBILIEN LEASING GMBH	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
BAL OSIRIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	
BAL PAN IMMOBILIEN LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BAL SOBEK IMMOBILIEN LEASING GMBH	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
BALEA SOFT GMBH & CO. KG	HAMBURG	1	HVB LEASING GMBH	100.00	
BALEA SOFT VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	1	HVB LEASING GMBH	100.00	
BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SPA	BORGO MAGGIORE	1	UNICREDIT PRIVATE BANKING SPA	85.35	
BANCO DI SICILIA SPA	PALERMO	1	UNICREDIT SPA	100.00	
BANK AUSTRIA CREDITANSTALT AG	VIENNA	1	UNICREDIT SPA	100.00	
BANK AUSTRIA CREDITANSTALT LEASING BAUTRAGER GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BANK AUSTRIA CREDITANSTALT LEASING IMMOBILIENANLAGEN GMBH	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	94.95	
BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	

Part A) Accounting Policies (Continued)

Follow: (Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS (2)
BANK AUSTRIA HUNGARIA BETA LEASING KORLATOLT FELELOSSEGU TSRSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
BANK AUSTRIA LEASING ARGO IMMOBILIEN LEASING GMBH	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
BANK AUSTRIA LEASING HERA IMMOBILIEN LEASING GMBH	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
BANK AUSTRIA LEASING IKARUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BANK AUSTRIA LEASING MEDEA IMMOBILIEN LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BANK AUSTRIA TRADE SERVICES GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
BANK PEKAO SA	VARSAVIA	1	UNICREDIT SPA	59.30	
BANKHAUS NEELMEYER AG	BREMA	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
BANKING TRANSACTION SERVICES S.R.O.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
BANKPRIVAT AG	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
BAULANDENTWICKLUNG GDST 1682/8 GMBH & CO OEG	VIENNA	1	CALG ANLAGEN LEASING GMBH	1.00	
			CALG IMMOBILIEN LEASING GMBH	99.00	
BAVARIA UNIVERSAL FUNDING CORP.(BUFCO)	DELAWARE	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
BAYERISCHE HYPO- UND VEREINSBANK AG	MUNICH	1	UNICREDIT SPA	95.45	95.37
BAYERISCHE WOHNUNGSGESELLSCHAFT FUR HANDEL UND INDUSTRIE MBH	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	
BDK CONSULTING	LUCK	1	UNICREDIT BANK LTD	100.00	
BDR ROMA PRIMA IRELAND LTD	DUBLIN	1	UNICREDIT SPA	99.90	
BETATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.15	
			HVB IMMOBILIEN AG	93.85	
BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	HAMBURG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BIPOP CARIRE SPA	BRESCIA	1	UNICREDIT SPA	100.00	
BLACK FOREST FUNDING CORP.	DELAWARE	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
BLUE CAPITAL EQUITY GMBH	HAMBURG	1	BLUE CAPITAL GMBH	100.00	
BLUE CAPITAL EQUITY MANAGEMENT GMBH	HAMBURG	1	BLUE CAPITAL EQUITY GMBH	100.00	
BLUE CAPITAL FONDS GMBH	HAMBURG	1	BLUE CAPITAL GMBH	100.00	
BLUE CAPITAL GMBH	HAMBURG	1	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	100.00	
BLUE CAPITAL TREUHAND GMBH	HAMBURG	1	BLUE CAPITAL FONDS GMBH	100.00	
BLUE CAPITAL USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG	1	BLUE CAPITAL FONDS GMBH	100.00	
BODEHEWITT AG & CO. KG	GRUNWALD	1	BAYERISCHE HYPO- UND VEREINSBANK AG	72.25	
BORDER LEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFTM.B.H.	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
BOX 2004 SPA	ROME	1	UNICREDIT SPA	100.00	
BPH BANK HIPOTECZNY SA	WARSAW	1	BANK PEKAO SA	99.95	
BREAKEVEN SRL	VERONA	1	UNICREDIT CREDIT MANAGEMENT BANK SPA	100.00	

Follow: (Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS (2)
BREWO GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
BULBANK LEASING EAD	SOFIA	1	UNICREDIT BULBANK AD	49.00	
			UNICREDIT GLOBAL LEASING SPA	51.00	
CA IB CORPORATE FINANCE D.D.	LJUBLJANA	1	UNICREDIT CAIB AG	100.00	
CA IB D.D.	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
CA IB INVEST D.O.O	ZAGREB	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
CA IB SECURITIES (UKRAINE) AT	KIEV	1	UNICREDIT CAIB AG	100.00	
CABET-HOLDING-AKTIENGESELLSCHAFT	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	VIENNA	1	CABET-HOLDING-AKTIENGESELLSCHAFT	100.00	
CAC REAL ESTATE, S.R.O.	PRAGUE	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
CAC-IMMO S.R.O.	CESKE BUDEJOVICE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CAIBON.COM INTERNET SERVICES GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
CA-LEASING ALPHA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING BETA 2 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING DELTA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING EPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
CA-LEASING EURO, S.R.O.	PRAGUE	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
CA-LEASING KAPPA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING LAMBDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING OMEGA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING OVUS S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING PRAHA S.R.O.	PRAGUE	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
CA-LEASING SENIOREN PARK GMBH	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
CA-LEASING TERRA POSLOVANJE Z NEPREMICNINAMI D.O.O.	LJUBLJANA	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
CA-LEASING YPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CA-LEASING ZETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
CALG 307 MOBILIEN LEASING GMBH	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
CALG 443 GRUNDSTUCKVERWALTUNG GMBH	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			CALG IMMOBILIEN LEASING GMBH	1.00	
CALG 451 GRUNDSTUCKVERWALTUNG GMBH	VIENNA	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
CALG ALPHA GRUNDSTUCKVERWALTUNG GMBH	VIENNA	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00

Part A) Accounting Policies (Continued)

Follow: (Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS (2)
CALG ANLAGEN LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
CALG ANLAGEN LEASING GMBH & CO GRUNDSTUCKVERMIETUNG UND -VERWALTUNG KG	MUNICH	1	CALG ANLAGEN LEASING GMBH	99.90	100.00
CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	VIENNA	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
CALG GAMMA GRUNDSTUCKVERWALTUNG GMBH	VIENNA	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
CALG GRUNDSTUCKVERWALTUNG GMBH	VIENNA	1	CALG IMMOBILIEN LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
CALG HOTELGRUNDSTUCKVERWALTUNG GRUNDUNG 1986 GMBH	VIENNA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
CALG IMMOBILIEN LEASING GMBH	VIENNA	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
CALG MINAL GRUNDSTUCKVERWALTUNG GMBH	VIENNA	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
CAL-PAPIER INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
CAPITALIA LUXEMBOURG SA	LUXEMBOURG	1	UNICREDIT SPA	100.00	
CAPITALIA MERCHANT SPA	ROME	1	UNICREDIT SPA	100.00	
CAPITALIA PARTECIPAZIONI SPA	ROME	1	UNICREDIT SPA	100.00	
CARD COMPLETE SERVICE BANK AG	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	50.10	
CDM CENTRALNY DOM MAKLERSKI PEKAO SA	WARSAW	1	BANK PEKAO SA	100.00	
CENTAR KAPTOL D.O.O	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
CENTRUM KART SA	WARSAW	1	BANK PEKAO SA	100.00	
CHARADE LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
CHEFREN LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
CIVITAS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
CJSC BANK SIBIR	OMSK CITY	1	JSC ATF BANK	100.00	
COMMUNA - LEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	1	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	99.80	100.00
CONTRA LEASING-GESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			JAUSERN-LEASING GESELLSCHAFT M.B.H.	25.00	
CORDUSIO SOCIETÀ FIDUCIARIA PER AZIONI	MILAN	1	UNICREDIT PRIVATE BANKING SPA	100.00	
CUKOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
DAB BANK AG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	76.36	
DEBO LEASING IFN SA	BUCHAREST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	0.01	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	9.95	
			CALG ANLAGEN LEASING GMBH	0.01	
			UNICREDIT GLOBAL LEASING EXPORT GMBH	0.01	
			UNICREDIT LEASING (AUSTRIA) GMBH	90.02	
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT ALPHA MANAGEMENT	MUNICH	1	HVB PROJEKT GMBH	100.00	

Follow: (investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS [2]
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT BETA MANAGEMENT KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT GAMMA MANAGEMENT KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
DIRANA LIEGENSCHAFTSVERWERTUNGSGESELLSCHAFT MBH	VIENNA	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
DIREKTANLAGE.AT AG	SALZBURG	1	DAB BANK AG	100.00	
DLB LEASING, S.R.O.	PRAGUE	1	UNICREDIT LEASING CZ, A.S.	100.00	
DLV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
DOMUS BISTRO GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
DOMUS CLEAN REINIGUNGS GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
DOMUS FACILITY MANAGEMENT GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	BERLIN	1	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	100.00	
DUODEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
ENDERLEIN & CO. GMBH	BIELEFELD	1	PLANETHOME AG	100.00	
ENTASI SRL	ROME	1	UNICREDIT SPA	100.00	
EPSSILON LIEGENSCHAFTSDEVELOPMENT GMBH	VIENNA	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFTM.B.H.	BERLIN	1	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	100.00	
EUROFINANCE 2000 SRL	ROME	1	UNICREDIT SPA	100.00	
EURO-IMMOPROFIL	MUNICH	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
EUROLEASE AMUN IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
EUROLEASE ANUBIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
EUROLEASE ISIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
EUROLEASE MARDUK IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
EUROLEASE RA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H. & CO OEG	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	99.30	
EUROPA FACILITY MANAGEMENT LTD.	BUDAPEST	1	EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	99.60	
			PIONEER INVESTMENT FUND MANAGEMENT LIMITED	0.40	
EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	BUDAPEST	1	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	100.00	
EUROPEAN TRUST SPA	BRESCIA	1	UNICREDIT SPA	100.00	
EXPANDA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
FACTORBANK AKTIENGESELLSCHAFT	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
FIDES IMMOBILIEN TREUHAND GESELLSCHAFT M.B.H.	VIENNA	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
FINANSE PLC.	LONDON	1	BANK PEKAO SA	100.00	

Part A) Accounting Policies (Continued)

Follow: (investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS (2)
FINECO CREDIT SPA	MILAN	1	FINECOBANK SPA	100.00	
FINECO LEASING SPA	BRESCIA	1	UNICREDIT SPA	99.99	
FINECO PRESTITI SPA	MILAN	1	FINECOBANK SPA	100.00	
FINECO VERWALTUNG AG	FRANKFURT	1	UNICREDIT SPA	100.00	
FINECOBANK SPA	MILAN	1	UNICREDIT SPA	100.00	
FM GRUNDSTUCKSVERWALTUNGS GMBH & CO. KG	BAD HOMBURG	1	CALG IMMOBILIEN LEASING GMBH	94.90	100.00
FMC LEASING INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	70.00	
FMZ SAVARIA SZOLGALTATO KFT	BUDAPEST	1	UNICREDIT LEASING KFT	75.00	
FMZ SIGMA PROJEKTENTWICKLUNGS GMBH	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
FOLIA LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
FONDO SIGMA	ROME	4	UNICREDIT SPA	100.00	(3)
FUGATO LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
G.N.E. GLOBAL GRUNDSTUCKSVERWERTUNG GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
GBS GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	1	CALG ANLAGEN LEASING GMBH	99.00	100.00
GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
GELDILUX-TS-2005 S.A.	LUXEMBOURG	4	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	100.00	(3)
GELDILUX-TS-2007 S.A.	LUXEMBOURG	4	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	100.00	(3)
GEMEINDELEASING GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	37.30	37.50
			CALG IMMOBILIEN LEASING GMBH	37.50	
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
GEMMA VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH	4	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	100.00	6.00 (3)
GIMMO IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	1	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	100.00	
GLAMAS BETEILIGUNGSVERWALTUNGS GMBH & CO ALPHA KEG	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	66.67
			CALG IMMOBILIEN LEASING GMBH	...	33.33
GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	BERLIN	1	HVB PROJEKT GMBH	94.00	
GROSSKUGEL IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	

Follow: (investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP		VOTING RIGHTS % (2)
			HELD BY	HOLDING %	
GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	MUNICH	1	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	98.24	
GRUNDSTUCKSVERWALTUNG LINZ-MITTE GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	
GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H. & CO. KG.	BREGENZ	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
GRUWA GRUNDBAU UND WASSERBAU GMBH	BERLIN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	10.00	
			WEALTH MANAGEMENT CAPITAL HOLDING GMBH	90.00	
H.F.S. IMMOBILIENFONDS GMBH	MUNICH	1	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	100.00	
H.F.S. LEASINGFONDS DEUTSCHLAND 7 GMBH & CO. KG	MONACO DI BAVIERA	4	HVB PROJEKT GMBH	99.92	0.02 (3)
			WEALTHCAP REAL ESTATE MANAGEMENT GMBH	0.08	(3)
H.F.S. LEASINGFONDS DEUTSCHLAND 1 GMBH & CO. KG	MONACO DI BAVIERA	4	HVB IMMOBILIEN AG	99.92	(3)
			WEALTHCAP REAL ESTATE MANAGEMENT GMBH	0.08	(3)
HAUS VIOLA SONNENBLUME SENIORENBETREUUNGSGESELLSCHAFT MBH & CO KEG	VIENNA	1	BA-CA ADAGIO LEASING GMBH	-	33.33
			UNICREDIT LEASING (AUSTRIA) GMBH	99.80	66.67
HERKU LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
HOKA LEASING-GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
			WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	74.80	75.00
HONEU LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	75.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
HVB - LEASING PLUTO KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB ALTERNATIVE ADVISORS LLC	NEW YORK	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB ALTERNATIVE FINANCIAL PRODUCTS AG	VIENNA	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB ASSET MANAGEMENT HOLDING GMBH	MUNICH	1	HVB VERWA 4 GMBH	100.00	
HVB AUTO LEASING EOOD	SOFIA	1	HVB LEASING OOD	100.00	
HVB BANQUE LUXEMBOURG SOCIETE ANONYME	LUXEMBOURG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL ASIA LIMITED	HONG KONG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC II	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC III	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC VI	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC VIII	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL PARTNERS AG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CESAR D.O.O. BEOGRAD	BEOGRAD	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	70.00	

Part A) Accounting Policies (Continued)

Follow: (investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS [2]
HVB FIERO LEASING OOD	SOFIA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB FONDSFINANCE GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.00	
			WEALTH MANAGEMENT CAPITAL HOLDING GMBH	94.00	
HVB FUNDING TRUST II	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB FUNDING TRUST VIII	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB GLOBAL ASSETS COMPANY L.P.	NEW YORK	4	BAYERISCHE HYPO- UND VEREINSBANK AG	4.99	
HVB HONG KONG LIMITED	HONG KONG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB IMMOBILIEN AG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB INFORMATION SERVICES GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB INVESTITIONSBANK GMBH	HAMBURG	1	HVB LEASING GMBH	100.00	
HVB INVESTMENTS (UK) LIMITED	CAYMAN ISLANDS	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB LEASING CPB D.O.O.	SARAJEVO	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	30.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	70.00	
HVB LEASING CZECH REPUBLIC S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB LEASING GMBH	HAMBURG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB LEASING MAX INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB LEASING OOD	SOFIA	1	UNICREDIT BULBANK AD	10.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	90.00	
HVB LEASING SLOVAKIA S.R.O.	BRATISLAVA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB PROJEKT GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.00	
			HVB IMMOBILIEN AG	94.00	
HVB SUPER LEASING EOOD	SOFIA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB TECTA GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.00	
			HVB IMMOBILIEN AG	94.00	
HVB U.S. FINANCE INC.	NEW YORK	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB VERWA 4 GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB VERWA 4.4 GMBH	MUNICH	1	HVB VERWA 4 GMBH	100.00	
HVB-LEASING AIDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING ATLANTIS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING DANTE INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING FIDELIO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
HVB-LEASING FORTE INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING GARO KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING HAMLET INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING JUPITER KFT	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	70.00	

Follow: (investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP		VOTING % RIGHTS (2)
			HELD BY	HOLDING %	
HVB-LEASING LAMOND INGATLANHASZNOSITO KFT.	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	70.00	
HVB-LEASING MAESTOSO INGATLANHASZNOSITO KFT.	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING NANO KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING OTHELLO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BACA-LEASING MIDAS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	3.33	
			UNICREDIT LEASING (AUSTRIA) GMBH	96.67	
HVB-LEASING ROCCA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
HVB-LEASING RUBIN KFT.	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING SMARAGD KFT.	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVB-LEASING SPORT INGATLANHASZNOSITO KOLATPOT FEOEOASSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
HVB-LEASING ZAFIR KFT.	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
HVZ GMBH & CO. OBJEKT KG	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	100.00	
HYPERION IMMOBILIENVERMIETUNGSGESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	99.00	100.00
HYPO (UK) HOLDINGS LIMITED	LONDON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
			HVB IMMOBILIEN AG	...	
HYPO-BANK VERWALTUNGSZENTRUM GMBH & CO. KG OBJEKT ARABELLASTRASSE	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	
HYPOVEREINS IMMOBILIEN EOOD	SOFIA	1	UNICREDIT BULBANK AD	100.00	
HYPOVEREINSFINANCE N.V.	AMSTERDAM	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
I-FABER SOCIET PER AZIONI	MILAN	1	UNICREDIT SPA	65.32	
IMMOBILIARE PIEMONTE SPA	ROME	1	MCC - MEDIOCREDITO CENTRALE SPA	100.00	
IMMOBILIENFONDS UNIVERSALE 4 GBR	BERLIN	1	ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFTM.B.H.	-	99.25
			ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	-	0.25
IMMOBILIENFONDS UNIVERSALE WITTENBERGE GBR	BERLIN	1	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	-	95.00
IMMOBILIENLEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
INPROX CHOMUTOV, S.R.O.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
INPROX KARLOVY VARY, S.R.O.	PRAGUE	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
INPROX KLADNO, S.R.O.	PRAGUE	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
INPROX POPRAD, SPOL. S.R.O.	BRATISLAVA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	30.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	70.00	
INPROX SR I., SPOL. S R.O.	BRATISLAVA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
INTERNATIONALES IMMOBILIEN-INSTITUT GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	94.00	

Part A) Accounting Policies (Continued)

Follow: (investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS (2)
INTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.15	
			HVB IMMOBILIEN AG	93.85	
INTRO LEASING GESELLSCHAFT M.B.H.	VIENNA	1	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
IPSE 2000 SPA	ROME	1	UNICREDIT SPA	50.00	
IRFIS - MEDIOCREDITO DELLA SICILIA SPA	PALERMO	1	BANCO DI SICILIA SPA	76.26	
ISB UNIVERSALE BAU GMBH	BRANDENBURG	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
ISTRA GOLF D.O.O	UMAG	1	ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	100.00	
ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	UMAG	1	ZAGREBACKA BANKA DD	71.80	
JAUSERN-LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	KIEV	1	BANK AUSTRIA CREDITANSTALT AG	8.05	
			PRIVATE JOINT STOCK COMPANY FERROTRADE INTERNATIONAL	86.15	86.18
JSC ATF BANK	ALMATY CITY	1	BANK AUSTRIA CREDITANSTALT AG	99.60	99.86
KADMOS IMMOBILIEN LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	
KAMILLE SENIORENRESIDENZ IMMOBILIEN GMBH & CO. KEG	VIENNA	1	BA-CA ADAGIO LEASING GMBH	-	33.33
		1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	66.66
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE I KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
KUNSTHAUS LEASING GMBH	VIENNA	1	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	5.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	95.00	
KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
KYNESTE SPA	ROME	1	UNICREDIT SPA	100.00	
LAGERMAX LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
LAGEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
LARGO LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
			VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	98.80	99.00
LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	99.00	100.00
LEASFINANZ BANK GMBH	VIENNA	1	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	100.00	
LEASFINANZ GMBH	VIENNA	1	LF BETEILIGUNGEN GMBH	100.00	
LEGATO LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
LELEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
LF BETEILIGUNGEN GMBH	VIENNA	1	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	100.00	

Follow: (investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS (2)
LFL LUFTFAHRZEUG LEASING GMBH	HAMBURG	1	HVB LEASING GMBH	100.00	
LIMITED LIABILITY COMPANY B.A. REAL ESTATE	MOSCOW	1	ZAO UNICREDIT BANK	100.00	
LINO HOTEL-LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
LIPARK LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
LIVA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
LOCALMIND SPA	MILAN	1	UNICREDIT SPA	95.60	
LOCAT CROATIA D.O.O	ZAGREB	1	LOCAT SPA	100.00	
LOCAT SPA	BOLOGNA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
M. A. V. 7., BANK AUSTRIA LEASING BAUTRAGER GMBH & CO.OHG.	VIENNA	1	UNICREDIT MOBILIEN LEASING GMBH	98.04	100.00
MARKETING ZAGREBACKE BANKE D.O.O	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
MARTIANEZ COMERCIAL, SOCIEDAD ANONIMA	PUERTO DE LA CRUZ	1	UNICREDIT PEGASUS LEASING GMBH	99.96	100.00
MBC IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
MC MARKETING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
MC RETAIL GMBH	VIENNA	1	MC MARKETING GMBH	100.00	
MCC MEDIOCREDITO CENTRALE SPA	ROME	1	UNICREDIT SPA	100.00	
MENUETT GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
MIK BETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
MIK INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
MM OMEGA PROJEKTENTWICKLUNGS GMBH	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
MOBILITY CONCEPT GMBH	UNTERHACHING	1	HVB LEASING GMBH	60.00	
MOC VERWALTUNGS GMBH & CO. IMMOBILIEN KG	MUNICH	4	HVB PROJEKT GMBH	23.00	
MOGRA LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
MY BETEILIGUNGS GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
NAGE LOKALVERMIETUNGSGESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
NATA IMMOBILIEN-LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	51.50	
			UNICREDIT LEASING (AUSTRIA) GMBH	6.00	
NO. HYPO LEASING ASTRICTA GRUNDSTUCKVERMIETUNGS GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	95.00	
NORDINVEST NORDDEUTSCHE INVESTMENT-GESELLSCHAFT MBH	HAMBURG	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
OCT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
OLG HANDELS- UND BETEILIGUNGSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
OLG INDUSTRIEGUTER LEASING GMBH & CO. KG.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	86.12	100.00

Part A) Accounting Policies (Continued)

Follow: (investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS (2)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT OSTRAGEHEGE KG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.00	
			HVB IMMOBILIEN AG	94.00	
OOO IMB LEASING COMPANY	MOSCOW	1	ZAO UNICREDIT BANK	100.00	
OPEN SAVING PENSIOON FUND OTAN JSC	ALMATY CITY	1	JSC ATF BANK	83.08	
ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
OTHMARSCHEN PARK HAMBURG GMBH & CO. CENTERPARK KG	MUNICH	1	HVB PROJEKT GMBH	10.00	
			T & P FRANKFURT DEVELOPMENT B.V.	30.00	
			T & P VASTGOED STUTTGART B.V.	60.00	
OTHMARSCHEN PARK HAMBURG GMBH & CO. GEWERBEPARK KG	MUNICH	1	HVB PROJEKT GMBH	10.00	
			T & P FRANKFURT DEVELOPMENT B.V.	30.00	
			T & P VASTGOED STUTTGART B.V.	60.00	
PARUS GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.00	
			HVB IMMOBILIEN AG	94.00	
PARZHOF-ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.60	99.80
			UNICREDIT LEASING (AUSTRIA) GMBH	0.20	
PAZONYI'98 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
PEKAO AUTO FINANSE SA	WARSAW	1	PEKAO LEASING HOLDING SA	100.00	
PEKAO FAKTORING SP. ZOO	LUBLIN	1	BANK PEKAO SA	100.00	
PEKAO FINANCIAL SERVICES SP. ZOO	WARSAW	1	BANK PEKAO SA	100.00	
PEKAO FUNDUSZ KAPITALOWY SP. ZOO	WARSAW	1	BANK PEKAO SA	100.00	
PEKAO LEASING HOLDING SA	WARSAW	1	BANK PEKAO SA	80.10	
			UNICREDIT GLOBAL LEASING SPA	19.90	
PEKAO LEASING I FINANSE	WARSAW	1	PEKAO LEASING HOLDING SA	100.00	
PEKAO LEASING SP ZO.O.	WARSAW	1	BANK PEKAO SA	100.00	
PEKAO PIONEER P.T.E. SA	WARSAW	1	BANK PEKAO SA	65.00	
			PIONEER GLOBAL ASSET MANAGEMENT SPA	35.00	
PEKAO TELECENTRUM SP. ZOO	ZAMOSC	1	BANK PEKAO SA	100.00	
PELOPS LEASING GESELLSCHAFT M.B.H.	VIENNA	1	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	99.80	100.00
PESTSZENTIMREI SZAKORVOSI RENDELO KFT.	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
PIANA LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	HAMILTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	MILAN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ALTERNATIVE INVESTMENTS (ISRAEL) LTD	TEL AVIV	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ALTERNATIVE INVESTMENTS (NEW YORK) LTD	DOVER	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	

Follow: (Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS [2]
PIONEER ASSET MANAGEMENT AS	PRAGUE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ASSET MANAGEMENT SA	LUXEMBOURG	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ASSET MANAGEMENT SAI. SA	BUCHAREST	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	96.01	
			UNICREDIT TIRIAC BANK SA	3.97	
PIONEER CZECH FINANCIAL COMPANY S.R.O.	PRAGUE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER FUNDS DISTRIBUTOR INC	BOSTON	1	PIONEER INVESTMENT MANAGEMENT INC	100.00	
PIONEER GLOBAL ASSET MANAGEMENT SPA	MILAN	1	UNICREDIT SPA	100.00	
PIONEER GLOBAL FUNDS DISTRIBUTOR LTD	HAMILTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER GLOBAL INVESTMENTS (AUSTRALIA) PTY LIMITED	MELBOURNE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER GLOBAL INVESTMENTS (HK) LIMITED	HONG KONG	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER GLOBAL INVESTMENTS (TAIWAN) LTD.	TAIPEI	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER GLOBAL INVESTMENTS LIMITED	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	WILMINGTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
PIONEER INVESTMENT COMPANY AS	PRAGUE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENT FUND MANAGEMENT LIMITED	BUDAPEST	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENT MANAGEMENT INC	WILMINGTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
PIONEER INVESTMENT MANAGEMENT LIMITED	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENT MANAGEMENT LLC	MOSCOW	1	PIONEER CZECH FINANCIAL COMPANY S.R.O.	1.00	
			PIONEER GLOBAL ASSET MANAGEMENT SPA	99.00	
PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC.	BOSTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	MILAN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENT MANAGEMENT USA INC.	WILMINGTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENTS AG	BERN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENTS AUSTRIA GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
PIONEER INVESTMENTS KAPITALANLAGEGESELLSCHAFT MBH	MUNICH	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER PEKAO INVESTMENT FUND COMPANY SA (POLISH NAME: PIONEER PEKAO TFI SA)	WARSAW	1	PIONEER PEKAO INVESTMENT MANAGEMENT SA	100.00	
PIONEER PEKAO INVESTMENT MANAGEMENT SA	WARSAW	1	BANK PEKAO SA	49.00	
			PIONEER GLOBAL ASSET MANAGEMENT SPA	51.00	
PLANETHOME AG	UNTERFOHRING	1	BAYERISCHE HYPO- UND VEREINSBANK AG	90.80	99.94
PLANETHOME GMBH	MANNHEIM	1	PLANETHOME AG	100.00	
PMG BAUPROJEKTMANAGEMENT GESELLSCHAFT M.B.H. & CO FINANZIERUNGS OEG	VIENNA	1	RANA-LIEGENSCHAFTSVERWERTUNG GMBH	99.90	

Part A) Accounting Policies (Continued)

Follow: (investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS (2)
			UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	0.10	
POLIMAR 13 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW	1	UNICREDIT GLOBAL LEASING SPA	100.00	
POLIMAR 6 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW	1	UNICREDIT GLOBAL LEASING SPA	100.00	
POMINVEST DD	SPLIT	1	ZAGREBACKA BANKA DD	88.66	88.95
PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	
POSATO LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
PRELUDE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
PRIM Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
PRIVATE JOINT STOCK COMPANY FERROTRADE INTERNATIONAL	KIEV	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
PRVA STAMBENA STEDIONICA DD ZAGREB	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
QUADEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
QUART Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
QUERCIA FUNDING SRL	VERONA	1	UNICREDIT CORPORATE BANKING SPA	65.00	
QUERCIA SOFTWARE SPA	VERONA	1	UNICREDIT GLOBAL INFORMATION SERVICES SPA	100.00	
QUINT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
RANA-LIEGENSCHAFTSVERWERTUNG GMBH	VIENNA	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	99.90	
REAL ESTATE MANAGEMENT POLAND SP. Z O.O.	WARSAW	1	UNICREDIT GLOBAL LEASING SPA	100.00	
REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
REAL-RENT LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
REGEV REALITATENVERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
REIMMOBILIARE SPA	ROME	1	UNICREDIT CREDIT MANAGEMENT BANK SPA	100.00	
ROMAFIDES - FIDUCIARIA E SERVIZI SPA	ROME	1	UNICREDIT SPA	100.00	
RONCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	90.00	
RONDO LEASING GMBH	VIENNA	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	VIENNA	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
RWF REAL - WERT GRUNDSTUCKSVERMIETUNGSGES ELLSCHAFTM.B.H. & CO. OBJEKT	VIENNA	1	CALG IMMOBILIEN LEASING GMBH	99.83	
			EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	0.17	

Follow: (investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS (2)
S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	MILAN	1	UNICREDIT CORPORATE BANKING SPA	100.00	
SALOME FUNDING LTD. (JERSEY)	DUBLIN	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG VERWALTUNGSZENTRUM	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	97.78	
			TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	2.22	
SAVKA LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
SCHOELLERBANK AKTIENGESELLSCHAFT	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
SECA-LEASING GESELLSCHAFT M.B.H.	VIENNA	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
SEDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
SENIORENWOHNHEIM TROFAIACH GESELLSCHAFT MBH & CO KEG	LOEBEN	1	BA-CA ADAGIO LEASING GMBH	-	33.33
			UNICREDIT LEASING (AUSTRIA) GMBH	99.80	66.67
SEXT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	VIENNA	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
SHOPPING CENTER GYOR ERRICHTUNGS- UND BETRIEBSGESELLSCHAFT M.B.H	BUDAPEST	1	BACA-LEASING MIDAS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	95.00	
			UNICREDIT GLOBAL LEASING EXPORT GMBH	5.00	
SHS LEASING GMBH	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
SIA UNICREDIT LEASING	RIGA	1	AS UNICREDIT BANK	49.00	
			UNICREDIT GLOBAL LEASING SPA	51.00	
SIGMA LEASING GMBH	VIENNA	1	CALG ANLAGEN LEASING GMBH	99.40	99.60
			UNICREDIT LEASING (AUSTRIA) GMBH	0.40	
SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	5.00	
			SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	95.00	
SOFIGERE SOCIETE PAR ACTIONS SIMPLIFIEE	PARIS	1	UNICREDIT SPA	100.00	
SOFIPA SOCIETÀ DI GESTIONE DEL RISPARMIO (SGR) SPA	ROME	1	UNICREDIT SPA	100.00	
SOHIBKORBANK OJSC	KHUJAND CITY	1	JSC ATF BANK	75.10	
SOLARIS VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH	1	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	94.90	
SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
SONATA LEASING-GESELLSCHAFT M.B.H.	VIENNA	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	1.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	98.80	99.00
SPECTRUM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	

Part A) Accounting Policies (Continued)

Follow: (investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS (2)
SRQ FINANZPARTNER AG	BERLIN	1	DAB BANK AG	52.52	
STEWE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	24.00	
			UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	75.80	76.00
STRUCTURED LEASE GMBH	GRUNWALD	1	HVB LEASING GMBH	100.00	
T & P FRANKFURT DEVELOPMENT B.V.	AMSTERDAM	1	HVB PROJEKT GMBH	87.50	
T & P VASTGOED STUTTGART B.V.	AMSTERDAM	1	HVB PROJEKT GMBH	87.50	
TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	VIENNA	1	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	100.00	
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	MUNICH	1	HVB TECTA GMBH	75.00	
TERZ Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
TIME TRUCKS LASTWAGEN- UND AUFLIEGER VERMIETUNGS- UND LEASINGGES.M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	99.67	
TREDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	100.00	
TREVI FINANCE N. 2 SPA	CONEGLIANO (TREVISO)	1	UNICREDIT SPA	60.00	
TREVI FINANCE N. 3 SRL	CONEGLIANO (TREVISO)	1	UNICREDIT SPA	60.00	
TREVI FINANCE SPA	CONEGLIANO (TREVISO)	1	UNICREDIT SPA	60.00	
TRIVIMM SRL	VERONA	1	UNICREDIT CREDIT MANAGEMENT BANK SPA	51.00	
UFFICIUM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	5.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	95.00	
UIB UNIVERSALE BAU HOLDING GESELLSCHAFT M.B.H.	BRANDENBURG/HAVEL	1	ISB UNIVERSALE BAU GMBH	100.00	
UNI IT SRL	LAVIS	1	UNICREDIT PROCESSES & ADMINISTRATION SOCIETA PER AZIONI	51.00	
UNICOM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
UNICREDIT (SUISSE) BANK SA	LUGANO	1	UNICREDIT PRIVATE BANKING SPA	100.00	
UNICREDIT ATON INTERNATIONAL LIMITED	NICOSIA	1	AI BETEILIGUNG GMBH	100.00	
UNICREDIT AUDIT SPA	MILAN	1	UNICREDIT SPA	100.00	
UNICREDIT AUTO LEASING E.O.O.D.	SOFIA	1	UNICREDIT LEASING AD	100.00	
UNICREDIT BANCA DI ROMA SPA	ROME	1	UNICREDIT SPA	100.00	
UNICREDIT BANCA PER LA CASA SPA	MILAN	1	UNICREDIT BANCA SPA	100.00	
UNICREDIT BANCA SPA	BOLOGNA	1	UNICREDIT SPA	100.00	
UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SRL	MILAN	1	UNICREDIT BANCA SPA	100.00	

Follow: (investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS (2)
UNICREDIT BANK AD BANJA LUKA	BANJA LUKA	1	BANK AUSTRIA CREDITANSTALT AG	90.93	
UNICREDIT BANK CAYMAN ISLANDS LTD.	GEORGE TOWN	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
UNICREDIT BANK CZECH REPUBLIC A.S.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
UNICREDIT BANK DD	MOSTAR	1	BANK AUSTRIA CREDITANSTALT AG	24.36	24.25
			UNICREDIT SPA	3.27	
			ZAGREBACKA BANKA DD	65.48	65.59
UNICREDIT BANK HUNGARY ZRT..	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
UNICREDIT BANK IRELAND PLC	DUBLIN	1	UNICREDIT SPA	100.00	
UNICREDIT BANK LTD	LUCK	1	BANK PEKAO SA	100.00	
UNICREDIT BANK SLOVAKIA AS	BRATISLAVA	1	BANK AUSTRIA CREDITANSTALT AG	99.03	
UNICREDIT BANK SRBIJA JSC	BEOGRAD	1	BANK AUSTRIA CREDITANSTALT AG	99.92	
UNICREDIT BANKA SLOVENIJA D.D.	LJUBLJANA	1	BANK AUSTRIA CREDITANSTALT AG	99.98	
UNICREDIT BROKER D.O.O	ZAGREB	1	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	20.00	
			UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	80.00	
UNICREDIT BROKER S.R.O.	BRATISLAVA	1	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	19.68	
			UNICREDIT LEASING SLOVAKIA A.S.	80.32	
UNICREDIT BROKER SPA	MILAN	1	UNICREDIT CORPORATE BANKING SPA	100.00	
UNICREDIT BULBANK AD	SOFIA	1	BANK AUSTRIA CREDITANSTALT AG	90.31	
			UNICREDIT SPA	...	
UNICREDIT CA IB BETEILIGUNGS AG	VIENNA	1	BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	100.00	
UNICREDIT CA IB ROMANIA SRL	BUCHAREST	1	UNICREDIT CAIB AG	99.97	
			UNICREDIT CAIB SLOVAKIA, A.S.	0.03	
UNICREDIT CAIB AG	VIENNA	1	UNICREDIT CA IB BETEILIGUNGS AG	100.00	
UNICREDIT CAIB CZECH REPUBLIC AS	PRAGUE	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB HUNGARY LTD	BUDAPEST	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB POLAND SA	WARSAW	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB SECURITIES UK LTD.	LONDON	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB SERBIA LTD BELGRADE	BEOGRAD	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB SLOVAKIA, A.S.	BRATISLAVA	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB UK LTD.	LONDON	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CONSUMER FINANCING AD	SOFIA	1	UNICREDIT BULBANK AD	49.90	
			UNICREDIT CONSUMER FINANCING BANK SPA	50.10	
UNICREDIT CONSUMER FINANCING BANK SPA	MILAN	1	UNICREDIT BANCA SPA	100.00	
UNICREDIT CORPORATE BANKING SPA	VERONA	1	UNICREDIT SPA	100.00	
UNICREDIT CREDIT MANAGEMENT BANK SPA	VERONA	1	UNICREDIT SPA	97.81	
UNICREDIT DELAWARE INC	DOVER	1	UNICREDIT SPA	100.00	
UNICREDIT FACTORING EAD	SOFIA	1	UNICREDIT BULBANK AD	100.00	
UNICREDIT FACTORING SPA	MILAN	1	UNICREDIT CORPORATE BANKING SPA	100.00	
UNICREDIT FLEET MANAGEMENT S.R.O.	PRAGUE	1	UNICREDIT LEASING CZ, A.S.	100.00	
UNICREDIT FLEET MANAGEMENT S.R.O.	BRATISLAVA	1	UNICREDIT LEASING SLOVAKIA A.S.	100.00	
UNICREDIT FUGGETLEN BIZTOSITASKOZVETITO KFT	BUDAPEST	1	UNICREDIT BANK HUNGARY ZRT..	25.20	
			UNICREDIT LEASING KFT	74.80	
UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	VIENNA	1	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	99.80	100.00

Part A) Accounting Policies (Continued)

Follow: (investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS (2)
UNICREDIT GLOBAL INFORMATION SERVICES SPA	MILAN	1	UNICREDIT SPA	100.00	
UNICREDIT GLOBAL LEASING EXPORT GMBH	VIENNA	1	UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	100.00	
UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	VIENNA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT GLOBAL LEASING SPA	MILAN	1	BANK AUSTRIA CREDITANSTALT AG	32.59	
			UNICREDIT SPA	67.41	
UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
UNICREDIT INFRASTRUTTURE SPA	TURIN	1	UNICREDIT SPA	100.00	
UNICREDIT INGATLANLIZING ZRT.	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
UNICREDIT INSURANCE BROKER OOD	SOFIA	1	HVB LEASING OOD	80.00	
			UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	20.00	
UNICREDIT INSURANCE BROKER SRL	BUCHAREST	1	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	99.80	
UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	LUXEMBOURG	1	UNICREDIT SPA	100.00	
UNICREDIT IRELAND FINANCIAL SERVICES PLC	DUBLIN	1	UNICREDIT BANK IRELAND PLC	100.00	
UNICREDIT JELZALOGBANK ZRT..	BUDAPEST	1	UNICREDIT BANK HUNGARY ZRT..	100.00	
UNICREDIT KFZ LEASING GMBH	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	100.00	
UNICREDIT LEASING (AUSTRIA) GMBH	VIENNA	1	UNICREDIT GLOBAL LEASING SPA	99.98	
UNICREDIT LEASING AD	SOFIA	1	UNICREDIT BULBANK AD	49.00	
			UNICREDIT GLOBAL LEASING SPA	51.00	
UNICREDIT LEASING AUTO BULGARIA EOOD	SOFIA	1	BULBANK LEASING EAD	100.00	
UNICREDIT LEASING CORPORATION IFN SA	BUCHAREST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	0.10	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	0.10	
			UNICREDIT GLOBAL LEASING EXPORT GMBH	0.10	
			UNICREDIT GLOBAL LEASING SPA	79.70	
			UNICREDIT TIRIAC BANK SA	20.00	
UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	ZAGREB	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
UNICREDIT LEASING CZ, A.S.	PRAGUE	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT LEASING D.O.O.	SARAJEVO	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT LEASING FLEET MANAGEMENT SRL	BUCHAREST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
UNICREDIT LEASING FUHRPARKMANAGEMENT GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
UNICREDIT LEASING HUNGARY ZRT.	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	2.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	98.00	
UNICREDIT LEASING IMMOTRUCK ZRT..	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	70.00	
UNICREDIT LEASING KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	

Follow: (investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP		VOTING % RIGHTS (2)
			HELD BY	HOLDING %	
UNICREDIT LEASING LUNA KFT (ex OBI-2 INGATLANKZELO KF)	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	80.00	
UNICREDIT LEASING MARS KFT (ex OBI-4 INGATLANKZELO KF)	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	80.00	
UNICREDIT LEASING REAL ESTATE S.R.O.	BRATISLAVA	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT LEASING ROMANIA IFN SA	BUCHAREST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
			UNICREDIT TIRIAC BANK SA	...	
UNICREDIT LEASING SLOVAKIA A.S.	BRATISLAVA	1	UNICREDIT BANK SLOVAKIA AS	19.90	
			UNICREDIT GLOBAL LEASING SPA	71.30	
			UNICREDIT LEASING CZ, A.S.	8.80	
UNICREDIT LEASING SRBIJA D.O.O. BEOGRAD	BEOGRAD	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT LEASING TOB	KIEV	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT LEASING URANUS KFT (ex OBI-3 INGATLANKZELO KFT)	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	80.00	
UNICREDIT LEASING, LEASING, D.O.O.	LJUBLJANA	1	UNICREDIT BANKA SLOVENIJA D.D.	9.90	
			UNICREDIT GLOBAL LEASING SPA	90.10	
UNICREDIT LUNA LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
UNICREDIT LUXEMBOURG FINANCE SA	LUXEMBOURG	1	UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	99.93	100.00
UNICREDIT MOBILIEN LEASING GMBH	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
UNICREDIT PARTNER D.O.O BEOGRAD	BEOGRAD	1	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	100.00	
UNICREDIT PEGASUS LEASING GMBH	VIENNA	1	CALG IMMOBILIEN LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
UNICREDIT POJIST'OVACI MAKLERSKA SPOL. S R.O.	PRAGUE	1	UNICREDIT LEASING CZ, A.S.	100.00	
UNICREDIT POLARIS LEASING GMBH	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
UNICREDIT PRIVATE BANKING SPA	TURIN	1	UNICREDIT SPA	100.00	
UNICREDIT PROCESSES & ADMINISTRATION SOCIETA PER AZIONI	COLOGNO MONZESE	1	UNICREDIT SPA	100.00	
UNICREDIT REAL ESTATE SPA	GENOVA	1	UNICREDIT SPA	100.00	
UNICREDIT RENT D.O.O. BEOGRAD	BEOGRAD	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
UNICREDIT TECHRENT LEASING GMBH	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
UNICREDIT TIRIAC BANK SA	BUCHAREST	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	0.01	
			BANK AUSTRIA CREDITANSTALT AG	55.22	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	0.01	
			UNICREDIT LEASING (AUSTRIA) GMBH	0.01	
			UNICREDIT LEASING ROMANIA IFN SA	...	
UNICREDIT XELION BANCA SPA	MILAN	1	UNICREDIT PRIVATE BANKING SPA	100.00	
UNICREDIT ZEGA LEASING-GESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00

Part A) Accounting Policies (Continued)

Follow: (investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS % (2)
UNICREDIT-LEASING HOMONNA INGATLNHASZNOSITO KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDIT-LEASING NEPTUNUS KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	96.35	
UNICREDIT-LEASING SATURNUS KFT	BUDAPEST	1	UNICREDIT GLOBAL LEASING SPA	100.00	
UNICREDITO ITALIANO CAPITAL TRUST I	NEWARK	1	UNICREDIT SPA	100.00	
UNICREDITO ITALIANO CAPITAL TRUST II	NEWARK	1	UNICREDIT SPA	100.00	
UNICREDITO ITALIANO CAPITAL TRUST III	NEWARK	1	UNICREDITO ITALIANO FUNDING LLC III	100.00	
UNICREDITO ITALIANO CAPITAL TRUST IV	NEWARK	1	UNICREDITO ITALIANO FUNDING LLC IV	100.00	
UNICREDITO ITALIANO FUNDING LLC I	DOVER	1	UNICREDIT SPA	100.00	
UNICREDITO ITALIANO FUNDING LLC II	DOVER	1	UNICREDIT SPA	100.00	
UNICREDITO ITALIANO FUNDING LLC III	DELAWARE	1	UNICREDIT SPA	100.00	
UNICREDITO ITALIANO FUNDING LLC IV	DELAWARE	1	UNICREDIT SPA	100.00	
UNIMANAGEMENT SRL	TURIN	1	UNICREDIT SPA	100.00	
UNIVERSALE BUCHHOLZ GBR	BERLIN	1	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	-	33.33
			UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	-	66.17
UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	VIENNA	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
UNIVERSALE INTERNATIONAL POLAND SP.ZO.O.	WARSAW	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	99.57	
			UNIVERSALE INTERNATIONAL REALITATEN GMBH	0.43	
UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
UNIVERSALE INTERNATIONAL PROJEKTSZERVEZESI KFT.	BUDAPEST	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	99.69	
			UNIVERSALE INTERNATIONAL REALITATEN GMBH	0.31	
UNIVERSALE INTERNATIONAL REALITATEN GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
UNIVERSALE INTERNATIONAL SPOL S.R.O., PRAG	PRAGUE	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
V.M.G. VERMIETUNGSGESELLSCHAFT MBH	MUNICH	1	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	100.00	
VANDERBILT CAPITAL ADVISORS LLC	NEW YORK	1	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	100.00	
VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	70.00	
WAVE SOLUTIONS INFORMATION TECHNOLOGY GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
WEALTH MANAGEMENT CAPITAL HOLDING GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
WEALTHCAP INVESTORENBETREUUNG GMBH	MUNICH	1	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	100.00	
WEALTHCAP REAL ESTATE MANAGEMENT GMBH	MUNICH	1	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	100.00	
WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00

Follow: (investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (*)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS (*)
XAA AGENZIA ASSICURATIVA SPA	MILAN	1	UNICREDIT XELION BANCA SPA	100.00	
XELION DORADCY FINANSOWI SP. ZOO	WARSAW	1	BANK PEKAO SA	50.00	
			UNICREDIT SPA	50.00	
Z LEASING ALFA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING ARKTUR IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING AURIGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
Z LEASING CORVUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING DORADO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	CALG GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
Z LEASING DRACO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING GAMA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING GEMINI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
Z LEASING HEBE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING HERCULES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
Z LEASING IPSILON IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
Z LEASING ITA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING JANUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING KALLISTO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING KAPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING KSI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING LYRA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING NEREIDE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING OMEGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING PERSEUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
Z LEASING POLLUX IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
Z LEASING RIGEL IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
Z LEASING SCORPIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING SIRIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	

Part A) Accounting Policies (Continued)

Follow: (Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP		VOTING % RIGHTS (2)
			HELD BY	HOLDING %	
Z LEASING TAURUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING VENUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING VOLANS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
ZABA TURIZAM D.O.O	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
ZAGREB NEKRETNINE D.O.O	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
ZAGREBACKA BANKA DD	ZAGREB	1	BANK AUSTRIA CREDITANSTALT AG	84.21	84.44
ZANE BH D.O.O	SARAJEVO	1	ZAGREB NEKRETNINE D.O.O	100.00	
ZAO IMB-LEASING	MOSCOW	1	ZAO UNICREDIT BANK	100.00	
ZAO LOCAT LEASING RUSSIA	MOSCOW	1	LOCAT SPA	67.01	
ZAO UNICREDIT ATON	MOSCOW	1	AI BETEILIGUNG GMBH	99.50	
			UNICREDIT ATON INTERNATIONAL LIMITED	0.50	
ZAO UNICREDIT BANK	MOSCOW	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
ZB INVEST D.O.O	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	BERLIN	1	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	100.00	
A.2 COMPANIES RECOGNISED USING PROPORTIONATE CONSOLIDATION					
INFORMATIONS-TECHNOLOGIE AUSTRIA GMBH	VIENNA	7	BANK AUSTRIA CREDITANSTALT AG	61.37	
			ASSET MANAGEMENT GMBH	...	
KOC FINANSAL HIZMETLER AS	ISTANBUL	7	BANK AUSTRIA CREDITANSTALT AG	50.00	
ORBIT ASSET MANAGEMENT LIMITED	HAMILTON	7	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	50.00	
STICHTING CUSTODY SERVICES KBN	AMSTERDAM	7	YAPI KREDI BANK NEDERLAND NV	40.89	
TLX SPA	MILAN	7	UNICREDIT SPA	50.00	
YAPI KREDI AZERBAIJAN	BAKU	7	YAPI KREDI FINANSAL KIRALAMA AO	0.04	
			YAPI KREDI YATIRIM MENKUL DEGERLER AS	0.04	
			YAPI VE KREDI BANKASI AS	40.81	
YAPI KREDI BANK NEDERLAND NV	AMSTERDAM	7	YAPI KREDI HOLDING BV	13.40	
			YAPI VE KREDI BANKASI AS	27.50	
YAPI KREDI EMEKLILIK AS	ISTANBUL	7	YAPI KREDI FAKTORING AS	0.01	
			YAPI KREDI SIGORTA AS	38.39	
			YAPI KREDI YATIRIM MENKUL DEGERLER AS	0.01	
			YAPI VE KREDI BANKASI AS	0.00	
YAPI KREDI FAKTORING AS	ISTANBUL	7	YAPI KREDI FINANSAL KIRALAMA AO	...	
			YAPI VE KREDI BANKASI AS	40.87	
YAPI KREDI FINANSAL KIRALAMA AO	ISTANBUL	7	YAPI KREDI FAKTORING AS	...	
			YAPI VE KREDI BANKASI AS	40.42	
YAPI KREDI HOLDING BV	AMSTERDAM	7	YAPI VE KREDI BANKASI AS	40.89	
YAPI KREDI MOSCOW	MOSCOW	7	YAPI KREDI FINANSAL KIRALAMA AO	0.06	
			YAPI VE KREDI BANKASI AS	40.83	
YAPI KREDI PORTFOY YONETIMI AS	BARBAROS	7	YAPI KREDI YATIRIM MENKUL DEGERLER AS	35.70	
			YAPI VE KREDI BANKASI AS	5.17	
YAPI KREDI SIGORTA AS	ISTANBUL	7	YAPI KREDI FAKTORING AS	3.25	
			YAPI KREDI YATIRIM MENKUL DEGERLER AS	4.90	
			YAPI VE KREDI BANKASI AS	30.27	

Follow: (investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS (2)
YAPI KREDI YATIRIM MENKUL DEGERLER AS	ISTANBUL	7	YAPI KREDI FINANSAL KIRALAMA AO	...	
			YAPI VE KREDI BANKASI AS	40.88	
YAPI KREDI YATIRIM ORTAKLIGI AS	ISTANBUL	7	YAPI KREDI YATIRIM MENKUL DEGERLER AS	18.39	
			YAPI VE KREDI BANKASI AS	4.54	
YAPI VE KREDI BANKASI AS	ISTANBUL	7	KOC FINANSAL HIZMETLER AS	40.89	
A.3 COMPANIES VALUED AT EQUITY METHOD					
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM	ZAGREB	8	ZAGREBACKA BANKA DD	49.00	
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE OBVEZNIM	ZAGREB	8	ZAGREBACKA BANKA DD	49.00	
AVIVA SPA	MILAN	8	UNICREDIT BANCA SPA	49.00	
BANK FUR TIROL UND VORARLBERG AKTIENGESELLSCHAFT	INNSBRUCK	8	BANK AUSTRIA CREDITANSTALT AG	9.85	4.93
			CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	37.54	41.70
BANQUE DE COMMERCE ET DE PLACEMENTS SA	GENEVA	8	YAPI VE KREDI BANKASI AS	30.67	
BARODA PIONEER ASSET MANAGEMENT COMPANY LTD (EX BOB ASSET MANAGEMENT COMPANY LTD)	MUMBAI	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	51.00	
BAUSPARKASSE WUSTENROT AKTIENGESELLSCHAFT	SALZBURG	8	BANK AUSTRIA CREDITANSTALT AG	24.10	
BKS BANK AG (EHEM.BANK FUR KARNTEN UND STEIERMARK AG)	KLAGENFURT	8	BANK AUSTRIA CREDITANSTALT AG	8.02	7.36
			CABET-HOLDING-AKTIENGESELLSCHAFT	28.01	29.93
CA IMMOBILIEN ANLAGEN AKTIENGESELLSCHAFT	VIENNA	8	BANK AUSTRIA CREDITANSTALT AG	10.01	
CAPITALIA ASSICURAZIONI S.P.A.	MILAN	8	UNICREDIT SPA	49.00	
CENTRAL POLAND FUND LLC	DELAWARE	1	BANK PEKAO SA	53.19	
CNP UNICREDIT VITA S.P.A.	MILAN	8	FINECO VERWALTUNG AG	21.88	
			UNICREDIT SPA	16.92	
COMPAGNIA ITALPETROLI S.P.A.	ROME	8	UNICREDIT BANCA DI ROMA S.P.A.	49.00	
CONSORZIO CARICESE	BOLOGNA	8	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. S.P.A.	0.17	
			BANCO DI SICILIA S.P.A.	0.07	
			BIPOP CARIRE S.P.A.	0.07	
			UNICREDIT BANCA DI ROMA S.P.A.	0.07	
			UNICREDIT BANCA PER LA CASA SPA	0.07	
			UNICREDIT BANCA SPA	0.07	
			UNICREDIT CONSUMER FINANCING BANK SPA	0.07	
			UNICREDIT CORPORATE BANKING SPA	0.07	
			UNICREDIT PRIVATE BANKING SPA	0.07	
			UNICREDIT SPA	32.90	
			UNICREDIT XELION BANCA SPA	0.07	
CONSORZIO SE.TEL. SERVIZI TELEMATICI IN LIQUIDAZIONE	NAPLES	8	QUERCIA SOFTWARE SPA	33.33	
CREDITRAS ASSICURAZIONI SPA	MILAN	8	UNICREDIT BANCA SPA	50.00	
CREDITRAS VITA SPA	MILAN	8	UNICREDIT BANCA SPA	50.00	
DA VINCI S.R.L.	ROME	8	FONDO SIGMA	25.00	(3)
EUROPROGETTI & FINANZA S.P.A.	ROME	8	MCC - MEDIOCREDITO CENTRALE S.P.A.	39.79	
FIDIA SGR SPA	MILAN	8	UNICREDIT SPA	50.00	

Part A) Accounting Policies (Continued)

Follow: (Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING % RIGHTS (2)
G.B.S. - GENERAL BROKER SERVICE S.P.A.	ROME	8	UNICREDIT SPA	20.00	
KRAJOWA IZBA ROZLICZENIOWA SA	WARSAW	8	BANK PEKAO SA	34.44	
MALGARA FINANZIARIA SRL	TREVISO	8	UNICREDIT BANCA DI ROMA S.P.A.	49.00	
MILANO EST S.P.A.	MILAN	8	UNICREDIT SPA	34.63	
NOTARTREUHANDBANK AG	VIENNA	8	BANK AUSTRIA CREDITANSTALT AG	25.00	
NUOVA TEATRO ELISEO S.P.A.	ROME	8	UNICREDIT SPA	41.02	
OAK RIDGE INVESTMENT LLC	WILMINGTON	8	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	49.00	
OBERBANK AG	LINZ	8	BANK AUSTRIA CREDITANSTALT AG	4.19	1.47
			CABET-HOLDING-AKTIENGESELLSCHAFT	29.14	32.78
OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	VIENNA	8	BANK AUSTRIA CREDITANSTALT AG	16.14	
			CABET-HOLDING-AKTIENGESELLSCHAFT	24.75	
			SCHOELLERBANK AKTIENGESELLSCHAFT	8.26	
OSTERREICHISCHE HOTEL- UND TOURISMUSBANK GESELLSCHAFT M.B.H.	VIENNA	8	BANK AUSTRIA CREDITANSTALT AG	50.00	
PIRELLI PEKAO REAL ESTATE SP. Z O.O.	WARSAW	8	BANK PEKAO SA	25.00	
RAMIUS FUND OF FUNDS GROUP LLC	USA	8	HVB ALTERNATIVE ADVISORS LLC	50.00	
S.S.I.S. - SOCIETA SERVIZI INFORMATICI SAMMARINESE SPA	BORGO MAGGIORE	8	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. S.P.A.	50.00	
SE.TE.SI. SERVIZI TELEMATICI SICILIANI S.P.A.	PALERMO	8	BANCO DI SICILIA S.P.A.	40.49	
SOCIETÀ GESTIONE PER IL REALIZZO SPA IN LIQUIDAZIONE	ROME	8	BANCO DI SICILIA S.P.A.	4.23	
			BIPOP CARIRE S.P.A.	0.08	
			IRFIS - MEDIOCREDITO DELLA SICILIA S.P.A.	0.05	
			UNICREDIT BANCA SPA	6.31	
			UNICREDIT SPA	15.74	
SOCIETÀ ITALIANA DI MONITORAGGIO S.P.A.	ROME	8	CAPITALIA MERCHANT S.P.A.	24.30	
SVILUPPO GLOBALE GEIE	ROME	8	UNICREDIT SPA	25.00	
TECNOSERVIZI MOBILI S.R.L.	ROME	8	UNICREDIT SPA	49.00	

Follow: (investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity)

NAME COMPANY	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP		VOTING % RIGHTS (2)
			HELD BY	HOLDING %	
UNICREDIT (SUISSE) TRUST SA	LUGANO	1	UNICREDIT (SUISSE) BANK SA	100.00	
UNICREDIT (U.K.) TRUST SERVICES LTD	LONDON	1	UNICREDIT PRIVATE BANKING SPA	100.00	
UNICREDIT AUDIT (IRELAND) LTD	DUBLIN	1	UNICREDIT AUDIT SPA	100.00	
UNICREDIT CHINA CAPITAL LTD	HONG KONG	1	HVB - MILANO (BAYERISCHE HYPO UND VEREINSBANK A.G.)	51.00	
UPI POSLOVNI SISTEM DOO	SARAJEVO	1	UNICREDIT BANK DD	48.80	
			ZANE BH DOO	20.63	
YAPI KREDI KORAY GAYRIMENKUL YATIRIM ORTAKLIGI AS	ISTANBUL	8	YAPI VE KREDI BANKASI AS	30.45	

(1) Type of relationship:
1 = majority of voting rights at ordinary shareholders' meeting
2 = dominant influence at ordinary shareholders' meeting
3 = agreements with other shareholders
4 = other types of control
5 = centralised management pursuant to paragraph 1 of art. 26 of "Legislative decree 87/92"
6 = centralised management pursuant to paragraph 2 of art. 26 of "Legislative decree 87/92"
7 = joint control
8 = associate company

(2) Voting rights available in general meeting. Voting rights are disclosed only if different from the percentage of ownership.
(3) Compliant with SIC 12 the company is fully consolidated by.

- Besides above-mentioned companies, there are companies totally controlled and under significant influence valued at cost.

Section 4 - Subsequent Events

No events that would have necessitated adjustments to the results given in the Half-Year Financial Report as at June 30, 2008 have occurred since that date, except for those mentioned in the Interim Report on Operations.

Section 5 - Other Matters

IFRS require that management provide valuations, estimates and projections with a bearing on the application of accounting principles and the carrying amount of assets, liabilities, expenses and revenue. Estimates and related projections based on experience and other factors judged to be reasonably included were used to estimate the carrying value of assets and liabilities not readily obtainable from other sources.

These estimates and projections are regularly reviewed. Any changes arising out of this reappraisal are recognised in the period in which it is carried out, provided that it concerns that period. If the reappraisal concerns both current and future periods it is recognised in both current and future periods as appropriate.
With regard to the exceptions specified in IFRS 1 and used on first time adoption of IFRS, please refer to Section 5 of the Notes to the Consolidated Accounts as at December 31, 2005.
This Half-Year Financial Report was approved by the Board of Directors on August 1, 2008, which also authorised publication of the essential data.

Part A) Accounting Policies (Continued)

A2) The Main Items of the Accounts

With regard to the classification and valuation of the main items, please refer to Part A 2) of the Notes to the Consolidated Accounts as at December 31, 2007. No changes have been made to these principles except as described below in relation to (4) - Loans and Receivables and (8) - Property, Plant and Equipment (Tangible Assets).

Further to certain clarifications provided by Banca d'Italia in respect of its Circular 262 dated December 22, 2005, as from January 1, 2008 asset items 60 Loans and receivables with banks and 70 Loans and receivables with customers should include the net value of finance leases of assets under construction or awaiting finance lease, where these leases involve the transfer of risk or entail the transfer of risks relating to the whole construction process (in respect of assets under construction) or to the life of the asset (in respect of assets awaiting finance lease), which are therefore on the lessee from the date it enters into the lease, even when it has not yet accepted the invoice or confirmed the installation of the asset. Previously this kind of asset was recognised in item 120 Tangible assets - used in the business - other under the then applicable rules.

Consequently, this item now conventionally includes assets awaiting lease and assets under construction to be finance-leased exclusively in respect of those finance leases that entail risk retention by the lessee, up to the date of delivery and acceptance by the lessee and the date from which rental becomes due.

Data as at 31 December 2007 have been restated in line with the new rules, for comparability purposes.

Part B) Consolidated Balance Sheet

Explanatory Notes

(Amounts in thousands of €)

Part B) Consolidated Balance Sheet

As indicated for the Consolidated Balance Sheet, some tables show figures as at December 31, 2007 different from those reported in the Consolidated Annual Report as at December 31, 2007. Please see the Consolidated Balance Sheet in the Consolidated Accounts.

Assets

Section 2 - Financial assets held for trading - Item 20

2.1 Financial assets held for trading: product breakdown

	AMOUNTS AS AT			
	06.30.2008			12.31.2007
ITEMS/VALUES	LISTED	UNLISTED	TOTAL	TOTAL
A) Financial assets (non-derivatives)				
1. Debt securities	66,020,876	11,561,973	77,582,849	80,970,520
2. Equity instruments	12,563,079	564,666	13,127,745	19,483,104
3. Units in investment funds	4,179,494	1,521,944	5,701,438	7,842,967
4. Loans	2,812,578	18,848,198	21,660,776	27,074,057
5. Impaired assets	19,548	-	19,548	10,420
6. Assets sold but not derecognised	6,623,232	161,064	6,784,296	3,269,270
Total (A)	**92,218,807**	**32,657,845**	**124,876,652**	**138,650,338**
B) Derivative instruments				
1. Financial derivatives	5,380,757	63,596,003	68,976,760	60,575,124
2. Credit derivatives	-	7,471,160	7,471,160	3,117,676
Total (B)	**5,380,757**	**71,067,163**	**76,447,920**	**63,692,800**
Total (A+B)	**97,599,564**	**103,725,008**	**201,324,572**	**202,343,138**

Section 3 - Financial assets at fair value through profit or loss - Item 30

3.1 Attività finanziarie valutate al fair value: composizione merceologica

	AMOUNTS AS AT			
	06.30.2008			12.31.2007
ITEMS/VALUES	LISTED	UNLISTED	TOTAL	TOTAL
1. Debt securities	11,219,614	615,213	11,834,827	12,267,458
2. Equity securities	8,172	62,227	70,399	74,523
3. Units in investment funds	377,581	314,257	691,838	395,062
4. Loans	159	2,701,611	2,701,770	2,614,910
5. Impaired assets	-	-	-	-
6. Assets sold but not derecognised	-	-	-	-
Total	**11,605,526**	**3,693,308**	**15,298,834**	**15,351,953**

Section 4 - Available for sale financial assets - Item 40

4.1 Available-for-sale financial assets: product breakdown

	AMOUNTS AS AT			
	06.30.2008		12.31.2007	
ITEMS/VALUES	LISTED	UNLISTED	LISTED	UNLISTED
1. Debt securities	17,747,373	5,449,327	15,192,966	4,767,806
2. Equity instruments	3,896,448	4,341,961	4,837,754	4,991,304
2.1 Measured at fair value	3,888,079	2,436,235	4,821,691	3,409,198
2.2 Carried at cost	8,369	1,905,726	16,063	1,582,106
3. Units in investment funds	165,541	1,775,452	183,892	1,772,047
4. Loans	-	36,733	-	86,344
5. Impaired assets	44,520	77,063	50,563	75,157
6. Assets sold but not derecognised	-	-	-	-
Total	21,853,882	11,680,536	20,265,175	11,692,658

Section 5 - Held-to-maturity investments - Item 50

5.1 Held-to-maturity investments: product breakdown

	AMOUNTS AS AT	
TYPE OF TRANSACTIONS/VALUES	06.30.2008	12.31.2007
1. Debt securities	10,732,051	10,999,646
2. Loans	-	-
3. Impaired assets	16,793	16,793
4. Assets sold but not derecognised	731,061	715,105
Total (carrying aumont)	**11,479,905**	**11,731,544**

Part B) Consolidated Balance Sheet - Assets (Continued)

Section 6 - Loans and receivables with banks - Item 60

6.1 Loans and receivables with banks: product breakdown

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 06.30.2008	AMOUNTS AS AT 12.31.2007
A. Loans to Central Banks	**8,702,444**	**30,431,775**
1. Time deposits	904,437	327,231
2. Compulsory reserves	6,494,735	25,519,071
3. Repos	891,864	1,120,483
4. Other	411,408	3,464,990
B. Loans to Banks	**112,129,632**	**69,580,041**
1. Current accounts and demand deposits	24,873,649	18,668,260
2. Time deposits	16,515,430	14,096,978
3. Other loans	69,994,720	35,954,999
3.1 Repos	*54,476,346*	*21,009,354*
3.2 Finance leases	*5,724*	*5,918*
3.3 Other	*15,512,650*	*14,939,727*
4. Debt securities	710,991	825,393
4.1 Structured	*561*	*659*
4.2 Other	*710,430*	*824,734*
5. Impaired assets	34,118	33,637
6. Assets sold not derecognised	724	774
Total (carrying amount)	**120,832,076**	**100,011,816**

Section 7 - Loans and receivables with customers - Item 70

7.1 Loans and receivables with customers: product breakdown

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 06.30.2008	AMOUNTS AS AT 12.31.2007
1. Current accounts	71,267,140	64,143,731
2. Repos	8,418,240	4,551,816
3. Mortgages	205,614,789	201,838,460
4. Credit cards and personal loans, incl. loans guaranteed by salary	20,917,372	20,912,542
5. Finance leases	22,904,726	22,890,097
6. Factoring	3,280,762	3,960,683
7. Other transactions	216,425,570	208,777,741
8. Debt securities	5,886,051	2,505,449
8.1 Structured securities	*1,606*	*1,594*
8.2 Other debt securities	*5,884,445*	*2,503,855*
9. Impaired assets	16,261,769	16,745,558
10. Assets sold but not derecognised	27,967,946	29,993,678
Total (carrying amount)	**598,944,365**	**576,319,755**

Section 15 - Non-current assets and disposal groups classified as held for sale - Item 150 (assets) and 90 (liabilities)

15.1 Non-current assets and disposal groups classified as held for sale: breakdown by type assets

	AMOUNTS AS AT	
	06.30.2008	12.31.2007
A. Individual assets		
A.1 Equity investments	64,735	55,322
A.2 Property, Plant and Equipment	94,390	310,789
A.3 Intangible assets	-	79,000
A.4 Other non-current assets	433,717	422,074
Total A	**592,842**	**867,185**
B. Asset groups classified as held for sale		
B.1 Financial assets held for trading	7,279	256,169
B.2 Financial assets at fair value through profit or loss	-	511,216
B.3 Available for sale financial assets	40,080	694,457
B.4 Held to maturity investments	15,112	421,821
B.5 Loans and receivables with banks	142,866	254,372
B.6 Loans and receivables with customers	3,029,589	2,634,810
B.7 Equity investments	-	-
B.8 Property, Plant and Equipment	15,888	100,237
B.9 Intangible assets	81	248,662
B.10 Other assets	51,097	385,551
Total B	**3,301,992**	**5,507,295**
C. Liabilities associated with assets classified as held for sale		
C.1 Deposits	-	-
C.2 Securities	-	-
C.3 Other liabilities	74,973	107,375
Total C	**74,973**	**107,375**
D. Liabilities included in disposal groups classified as held for sale		
D.1 Deposits from banks	1	470,879
D.2 Deposits from customers	2,377,160	3,608,257
D.3 Debt securities in issue	69,633	160,373
D.4 Financial liabilities held for trading	7,280	143,941
D.5 Financial liabilities at fair value through profit or loss	-	-
D.6 Provisions	37,073	19,476
D.7 Other liabilities	155,033	516,212
Total D	**2,646,180**	**4,919,138**

[redacted]

Part B) Consolidated Balance Sheet

Liabilities

Section 1 - Deposits from banks - Item 10

1.1 Deposits from banks: product breakdown

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 06.30.2008	AMOUNTS AS AT 12.31.2007
1. Deposits from central banks	**31,169,123**	**30,791,848**
2. Deposits from banks	**155,157,118**	**129,809,602**
2.1 Current accounts and demand deposits	33,011,801	17,736,197
2.2 Time deposits	65,546,858	68,593,058
2.3 Loans	48,632,369	34,208,954
2.4 Liabilities in respect of commitments to repurchase treasury shares	-	-
2.5 Liabilities relating to assets sold but not derecognised	929,459	913,963
2.6 Other liabilities	7,036,631	8,357,430
Total	**186,326,241**	**160,601,450**

Section 2 - Deposits from customers - Item 20

2.1 Deposits from customers: product breakdown

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 06.30.2008	AMOUNTS AS AT 12.31.2007
1. Current accounts and demand deposits	200,628,897	205,382,205
2. Time deposits	112,342,114	98,967,512
3. Deposits received in administration	164,314	168,468
4. Loans	38,030,001	34,205,715
5. Liabilities in respect of commitments to repurchase treasury shares	-	523,502
6. Liabilities relating to assets sold but not derecognised	25,857,912	23,533,533
7. Other liabilities	25,021,449	27,619,527
Total	**402,044,687**	**390,400,462**

Section 3 - Debt securities in issue - Item 30

3.1 Debt securities in issue: product breakdown

TYPE OF SECURITIES/VALUES	AMOUNTS AS AT 06.30.2008	AMOUNTS AS AT 12.31.2007
A. Listed securities	**133,924,882**	**115,557,288**
1. Bonds	117,953,548	102,718,256
2. Other securities	15,971,334	12,839,032
B. Unlisted securities	**103,827,652**	**124,343,113**
1. Bonds	59,419,690	76,928,967
2. Other securities	44,407,962	47,414,146
Total	**237,752,534**	**239,900,401**

Section 4 - Financial liabilities held for trading - Item 40

4.1 Financial liabilities held for trading: product breakdown						
	AMOUNTS AS AT					
	06.30.2008 FAIR VALUE			12.31.2007 FAIR VALUE		
TYPE OF SECURITIES/VALUES	LISTED	UNLISTED	TOTAL	LISTED	UNLISTED	TOTAL
A. Financial liabilities						
1. Due to banks	935,229	10,657,081	11,592,310	2,360,697	11,347,600	13,708,297
2. Due to customers	8,914,127	4,863,591	13,777,718	10,076,106	6,488,319	16,564,425
3. Debt securities	17,303,659	1,457,293	18,760,952	6,198,483	11,416,967	17,615,450
3.1 Bonds	9,622,797	1,105,464	10,728,261	5,876,499	3,542,875	9,419,374
3.2 Other securities	7,680,862	351,829	8,032,691	321,984	7,874,092	8,196,076
Total A	**27,153,015**	**16,977,965**	**44,130,980**	**18,635,288**	**29,252,886**	**47,888,172**
B. Derivative instruments						
1. Financial derivatives	7,159,814	63,040,541	70,200,355	6,264,718	55,975,342	62,240,060
2. Credit derivatives	-	7,547,887	7,547,887	848	3,527,387	3,528,235
Total B	**7,159,814**	**70,588,428**	**77,748,242**	**6,265,566**	**59,502,729**	**65,768,295**
Total A+B	**34,312,829**	**87,566,393**	**121,879,222**	**24,900,852**	**88,755,615**	**113,656,467**

Section 5 - Financial liabilities at fair value through profit or loss - Item 50

5.1 Financial liabilities at fair value through profit or loss: product breakdown				
	AMOUNTS AS AT			
	06.30.2008 FAIR VALUE		12.31.2007 FAIR VALUE	
TYPE OF TRANSACTIONS/VALUES	LISTED	UNLISTED	LISTED	UNLISTED
1. Deposits from banks	-	11,281	-	12,071
2. Deposits from customers	-	-	-	-
3. Debt securities	209,070	1,482,576	180,439	1,774,031
Total	**209,070**	**1,493,857**	**180,439**	**1,786,102**

Part B) Consolidated Balance Sheet - Liabilities (Continued)

Section 12 - Provisions for risks and charges - Item 120

12.1 Provisions for risks and charges: breakdown

	AMOUNTS AS AT	
ITEMS/COMPONENTS	06.30.2008	12.31.2007
1. Pensions and other post retirement benefit obligations	**4,310,698**	**4,838,978**
2. Other provisions for risks and charges	**4,015,612**	**4,151,956**
2.1 Legal disputes	1,606,601	1,623,389
2.2 Staff expenses	216,768	229,708
2.3 Other	2,192,243	2,298,859
Total	**8,326,310**	**8,990,934**

Litigation risk

There are a number of lawsuits pending against UniCredit Group entities.

This litigation is of the kind that ordinarily occurs in the course of business and involves several entities. It has been duly analyzed in order when opportune or necessary to make provisions in appropriate amounts according to the circumstances, in accordance with proper accounting principles. An adverse outcome of these suits might, however, have a negative effect on the UniCredit Group's economic and financial condition, though - as far as can be foreseen at the moment - not such as to significantly impact its solvency.

The following are cases pending at 30 June 2008, in which the Group is a defendant and the claim is equal to or exceeds €100 million. Tax, labor-law and debt recovery cases are not included.

Damage Claim against UniCredit, its CEO and HypoVereinsbank's CEO

At the beginning of July 2007 eight hedge funds, being minority shareholders of **HypoVereinsbank (HVB)** submitted a writ of summons to the Munich Court for damages allegedly suffered by HVB as a consequence of certain transactions regarding the transfer of shareholdings or business lines from HVB, after its entry into the UniCredit Group, to UniCredit or other UniCredit Group companies (or vice versa). In addition they argue that the cost of the reorganization of HVB should be borne by UniCredit.

The defendants in the lawsuit are UniCredit, its CEO (Mr. Alessandro Profumo) and the CEO of HVB (Mr. Wolfgang Sprißler).

The plaintiffs are seeking: (i) damages in the amount of **€17.35 billion** payable to HVB; (ii) that the Munich Court order UniCredit to pay HVB's minority shareholders appropriate compensation in the form of a regular dividend from November 19, 2005 on.

The defendants, while aware of the risk that any such suit inevitably entails, are of the opinion that the claims are groundless, bearing in mind that all the transactions referred to by the plaintiffs were effected on payment of consideration which was held to be fair *inter alia* on the basis of external independent opinions and valuations. For these reasons no provision has been made.

The defendants lodged their defense pleas with the Munich Court on February 25, 2008; the date of the first hearing has not yet been set by the Court.

Special Representative

On June 27, 2007 the Annual General Meeting of **HypoVereinsbank AG (HVB)** passed, inter alia, a resolution authorising a claim for damages to be made against UniCredit, its legal representatives, and the members of HVB's management board and supervisory board, citing alleged prejudice to the bank due to the sale of the **Bank Austria Creditanstalt (BA-CA)** shares and the Business Combination Agreement (BCA) entered into with UniCredit. Thomas Heidel, a solicitor, was appointed Special Representative to ascertain whether there was a case for a claim for damages of this kind. To this end the Special Representative was granted the authority to examine documents and obtain further information from the company.

Having performed part of his investigations within HVB, in December 2007 the Special Representative called on UniCredit to return the BA-CA shares it had acquired, to HVB.

In January 2008 UniCredit replied to the Special Representative stating that in its view such a request was completely unfounded for a number of reasons.

On February 20, 2008 Thomas Heidel in his capacity as Special Representative of HVB filed a petition against UniCredit S.p.A., its CEO, Alessandro Profumo, as well as against the HVB's CEO, Wolfgang Sprißler, and its CFO, Rolf Friedhofen, requiring the defendants to return the BA-CA shares and to reimburse HVB for any additional losses in this matter or - if this application is not granted by the Court - to pay damages in the amount of at least €13.9 billion. The suit refers to the damage claim filed against UniCredit, its CEO and the CEO of HVB and is supported by further arguments.

The writ has not yet been served on UniCredit or its CEO. A study of the case has however been initiated with a view to preparing the defence pleas.

Parmalat

The main actions initiated by Parmalat group companies against the UniCredit Group are the following:

- Two petitions for damages lodged in 2005 by Parmalat S.p.A. in administration, Parmalat Finanziaria S.p.A. in administration, Parmalat Finance Corporation B.V. in administration, Parmalat Soparfi S.A. in administration, Parmalat Netherlands B.V. in administration, and Parmalat Capital Netherlands B.V. in administration against:
  - UniCredit S.p.A., UniCredit Banca d'Impresa S.p.A and UniCredit Banca Mobiliare S.p.A. (now UniCredit S.p.A.) and two other banks for damages arising from their role as co-lead managers of bond issues, together with the other banks (from 1997 to the first half of 2001) and for having carried on banking relationships with them, when according to the plaintiffs they were already insolvent at the time of the issues. Damages claimed jointly from all defendants amount to approximately €4.4 billion.
  - UniCredit S.p.A. is of the view that any claim relating to issues made before July 31, 2000 is statute-barred. The claim can therefore at the most refer to two issues made after that date, for a total amount of €650 million (of which UBM underwrote €40 million).
  - UniCredit Banca Mobiliare S.p.A. (now UniCredit S.p.A.) and another two banks, for losses caused by having promoted and then participated in the renewal of a debt issuance programme for the issuance of medium-term bonds in the Euromarket, as well as for losses caused by its activity as a co-lead manager in another bond issue (outside the above programme) in 2002 for a face value of €306.8 million. Damages claimed jointly from all defendants amount to €1,861.8 million.

In December 2007 the two other defendants settled the matter. Consequently the proceedings will continue only against UniCredit Banca Mobiliare S.p.A. (now UniCredit S.p.A.) and the claim must be considered reduced by at least 50%.

We are in any case of the view that both of these petitions - which have not even reached the preliminary examination stage - are groundless.

- A petition filed in September 2005 by Parmalat S.p.A. in administration against Banca di Roma S.p.A. for damages in which it asked for the bank to be found liable:
  - for its alleged involvement in the bankruptcy of Parmalat group, on the basis that the group's bankruptcy was prejudiced by an additional €4.299 billion being the negative difference between Parmalat's net equity at December 31, 2003 and at December 31, 2002, which it is claimed related to a €50 million loan granted by Banca di Roma to HIT (a travel firm controlled by the Tanzi family)
  - to pay €8.5 million for the acquisition of Ciappazzi (a company)
  - to pay €258 million or €103 million for the acquisition of Eurolat (being the amounts arrived at by two expert reports, drawn up respectively by a consultant to the plaintiffs and by a consultant to the special prosecutor, as part of the Parmalat criminal proceedings, and duly produced by the plaintiffs)
  - for the granting of loans by Banca di Roma upon the submission of receivables (RI.BA) issued in relation to wholly or partly non-existent debts.

The amount of the alleged losses arising out of the €50 million loan is in our view absolutely out of proportion. We are therefore of the opinion that the economic value of the judgment should be much less than the plaintiffs' claim. At the last hearing held on 10 April 2008, the defense argued that the damages claim should be transferred to the criminal proceeding concerning the Ciappazzi transaction. This request was accepted and the civil action will continue within the criminal proceedings; in the meantime the civil proceedings have been suspended for the successor company Parmalat S.p.A. which had previously entered into the civil proceeding. We believe that this petition is also groundless.

- A post-insolvency clawback petition (*revocatoria*) filed by Parmalat S.p.A. against UniCredit Banca d'Impresa S.p.A. for a total amount of €611.5 million.
- A post-insolvency clawback petition (*revocatoria*) filed by Parmalat S.p.A. against Banca di Roma S.p.A. for a total amount of €521.1 million.
- A post-insolvency clawback petition (*revocatoria*) filed by Parmalat S.p.A. against Bipop Carire S.p.A. for a total amount of €105.5 million.

Part B) Consolidated Balance Sheet - Liabilities (Continued)

In relation to the above post-insolvency clawback petitions provisions have been made for an amount considered consistent with the risk of loss entailed by each individual case.

Cirio

- In April 2004 the Administrator of Cirio Finanziaria S.p.A. served notice on Sergio Cragnotti and various banks including **Capitalia S.p.A.** (recently absorbed by UniCredit) and **Banca di Roma S.p.A.**, of a petition to obtain a judgment declaring the invalidity of an allegedly illegal agreement with Cirio S.p.A., whose purpose was the sale of the dairy company Eurolat to Dalmata S.r.l. (Parmalat Group). The administrator subsequently requested that Capitalia S.p.A. and Banca di Roma S.p.A. be jointly found liable to pay back a sum of approximately **€168 million**, and that all the defendants be found liable to pay damages of **€474 million**. The Administrator also requested, should the above fail, the revocation pursuant to § 2901 Italian Civil Code of the deeds of settlement made by Cirio S.p.A. and/or repayment by the banks of the sums paid over by Cirio under the agreement in question, on the grounds of undue profiteering. In May 2007 the case was retained for the judge's ruling. No preliminary investigation was conducted. In February 2008 an unexpected ruling of the Court ordered Capitalia S.p.A. jointly and severally with S. Cragnotti to pay the sum of €223.3 million plus currency appreciation and interest to run from 1999. UniCredit S.p.A. has appealed requesting suspension of the execution of the judgment in the lower court.

- In April 2007 certain Cirio group companies in administration filed a petition against, inter alia, **Capitalia S.p.A.** (now **UniCredit S.p.A.**), **Banca di Roma S.p.A.**, **UniCredit Banca Mobiliare S.p.A.** (now **UniCredit S.p.A.**) and other banks for damages arising from their role as arrangers of bond issues by Cirio group companies, which according to the plaintiffs were already insolvent at that time. Damages claimed jointly from all defendants have been quantified as follows:
  - for the increase of the losses entailed by the claimants' corporate failure: in a range of €421.6 million to €2.082 billion (depending on the criteria applied)
  - fees paid by some of the claimants to the lead managers for the placement of bonds: a total of €9.8 million
  - the loss suffered by Cirio Finanziaria S.p.A. (formerly Cirio S.p.A.) due to the impossibility of recovering, by post-bankruptcy clawback, at least the amounts used by Cirio Finanziaria S.p.A. between 1999 and 2000 to cover the debts of some companies of the group: to be determined during the proceedings.

All of the above with the addition of interest and currency appreciation from the date owed to the date of payment.

The judge refused the plaintiffs' request for a preliminary examination and the case was heard on 12 June 2008 and reserved for judgment. UniCredit S.p.A., having noted the opinion of its defense counsel, believes the action to be groundless and is therefore confident that the judgement will be favourable. Accordingly, at present no provisions have been made.

- Finally, on October 30, 2007, International Industrial Participations Holding IIP N.V. (former Cragnotti & Partners Capital Investment N.V.) and Sergio Cragnotti brought a civil action against UniCredit S.p.A. (as successor to Capitalia) and Banca di Roma S.p.A. for compensation of no less than €135 million allegedly resulting (as actual damage and loss of profits):
  - Primarily, from the breach of financial assistance undertakings previously executed in favor of Cragnotti & Partners Capital Investment N.V., Sergio Cragnotti, Cirio Finanziaria and the Cirio group, causing the insolvency of the group; and
  - Secondarily, from an illegitimate refusal to provide to Cirio Finanziaria S.p.A. and to the Cirio group the financial assistance deemed necessary to repay a bond expiring on 6 November 2002, in less than good faith and unfairly.

UniCredit S.p.A. and Banca di Roma S.p.A. believe the claim to be completely groundless. No financial undertakings were made to S. Cragnotti. Accordingly, and seeing that the case is just beginning, no provision has been made at present.

Divania Srl

In the first half of 2007 Divania Srl filed a suit against UniCredit Banca d'Impresa S.p.A. in relation to interest-rate and currency derivatives created between January 2000 and May 2005 by Credito Italiano S.p.A. initially and subsequently by UniCredit Banca d'Impresa S.p.A. under a total of 206 contracts. The citation, which requests that the contracts be declared inexistent or failing that null and void or to be cancelled or terminated and that UniCredit Banca d'Impresa S.p.A. be found liable to pay a total amount of €276,6 million in addition to legal costs and interest (reserving the right to act on its own discretion to claim for the losses allegedly sustained), was served on 26 March 2007 in the courts of Bari as per the new company procedure. UniCredit Banca d'Impresa S.p.A. duly gave notice it would defend and after an exchange of notes the claimant requested that a date be fixed for the hearing, in respect of which the examining judge's decision is pending. According to UniCredit Banca d'Impresa S.p.A. the claimed amount

is absolutely disproportionate in respect of the actual litigation risk, since the amount claimed was determined by adding up all the debit entries made (in an amount that is much bigger then the effective one) without considering the credit entries which drastically reduce the claimant's demands. In addition, the writ of summons (*atto di citazione*) does not take into consideration the fact that a settlement (executed on 8 June 2005) had been reached referring to the challenged transactions, by which the plaintiff declared that it would make no further claim for any reason with reference to the transactions now disputed. UniCredit Banca d'Impresa S.p.A. believes that the maximum amount at risk might be €4 million, that is the sum that was debited to the plaintiff's account when the settlement was reached. For the above reasons a prudential provision of €2 million has been made.

Valauret S.A.

In 2001 the plaintiffs (Valauret S.A. and Mr. Hughes de Lasteyrie du Saillant) bought shares in the French company Rhodia S.A. They allege that they suffered losses due to a fall in the price of Rhodia shares in 2002 and 2003 and argue that the loss of value was caused by earlier fraudulent activities committed by the members of Rhodia's managing board.

In 2004, the plaintiffs first filed a petition claiming damages from Rhodia board members and auditors, as well as from Aventis S.A. (the alleged majority shareholder of Rhodia S.A.). Later they extended their claims step by step to a total of 14 defendants, the latest being **Bank Austria Creditanstalt AG** ("BA-CA") (against which a petition was filed at the end of 2007) as successor of **Creditanstalt AG** ("CA"), which the plaintiffs allege was involved in the alleged fraudulent activities. Valauret S.A. seeks damages in the amount of **€129.8 million** plus costs.

The allegations as to an involvement of CA in the alleged fraudulent activities are completely unfounded. Since 2006, i.e. before the claims were extended to BA-CA, there has been a stay of the civil proceedings due to the opening of criminal proceedings.

At the latest hearing held in 2008 only procedural matters were considered.

Treuhandanstalt

There is pending against **Bank Austria Creditanstalt AG** (BA-CA) a suit relating to alleged claims of Treuhandanstalt, the German public body for new Länder reconstruction, the predecessor of the Bundesanstalt für vereinigungsbedingte Sonderaufgaben ("BvS"), against Bank Austria (Schweiz) AG, a former subsidiary of BA-CA. One of the claims in the proceedings is that the former subsidiary participated in the embezzlement of funds from companies in the former East Germany. BvS seeks damages in the amount of approximately **€128 million** plus interest. BA-CA believes that the claims are groundless; for that reason no provisions have been made.

GBS S.p.A.

At the beginning of February 2008 General Broker Service (GBS S.p.A.) started an arbitration proceeding against **UniCredit S.p.A.** whose ultimate aim is to obtain: (i) a declaration that the withdrawal from the insurance brokerage agreement notified by the Capitalia Group in July 2007 is illegitimate and ineffective; (ii) the re-establishment of a right of exclusivity originated by a 1991 agreement; (iii) a declaration of the violation of the abovementioned right of exclusivity for the period 2003-2007; (iv) compensation for the losses incurred in the amount of **€121.7 million**; and (v) a declaration that UniCredit shall not be allowed to participate in any public auctions through its subsidiaries if not in association with GBS S.p.A..

The 1991 agreement, which contained an exclusivity obligation, had been executed between GBS S.p.A. and Banca Popolare di Pescopagano e Brindisi. In 1992 this bank merged with Banca di Lucania and became Banca Mediterranea. In 2000 Banca Mediterranea was merged into Banca di Roma S.p.A. which later became Capitalia S.p.A. (now UniCredit S.p.A.).

The brokerage relationship with GBS S.p.A., having its roots in the 1991 contract, was then ruled by (i) an agreement signed in 2003 between GBS S.p.A., AON S.p.A. and Capitalia S.p.A., whose validity had been postponed till May 2007 and (ii) a similar, newer agreement signed in May 2007 between GBS S.p.A., AON S.p.A. and Capitalia Solutions S.p.A., in its own name and as proxy of commercial banks and in the interest of the previous Capitalia Group, holding company included.

In July 2007 Capitalia Solutions S.p.A., on behalf of the entire Capitalia Group, exercised its right of withdrawal from the above contract in accordance with the terms of the contract (in which it is expressly recognized that the entities/banks of the former Capitalia Group should not be obliged to pay to the broker any amount for whatever reason).

Seeing that we are still in the preliminary phase of the arbitration proceeding and that we believe that the request raised by GBS S.p.A. is unfounded no provisions have been made.

Part B) Consolidated Balance Sheet - Liabilities (Continued)

OTHER SIGNIFICANT LITIGATION INVOLVING THE GROUP

Mortgage Lending / Financing of purchases of shares in property funds

In 2008 there has been no significant increase of new litigation concerning this matter involving **HypoVereinsbank AG** (HVB). Most decisions taken by German Courts in 2007 were in favour of the bank. HVB does not expect a substantial change in this trend.

Voidance action challenging HypoVereinsbank AG's transfer of Bank Austria Creditanstalt (BA-CA) stake to UniCredit (Shareholders' Meeting resolutions October 25, 2006)

Numerous shareholders have filed petitions challenging the resolutions adopted by HVB's Extraordinary Shareholders' Meeting held on October 25, 2006 approving a Sale and Purchase Agreement transferring the shares held by HVB in BA-CA and HVB Bank Ukraine to UniCredit, the shares held by HVB in International Moscow Bank and AS UniCredit Bank Riga to BA-CA and an Asset Purchase Agreement transferring the assets and liabilities of the Vilnius and Tallin branches to AS UniCredit Bank Riga, asking the court to declare these resolutions null and void. In the course of this proceeding some shareholders asked the Court to state that the BCA entered into between HVB and UniCredit should be regarded as a de facto domination agreement.

At the beginning of January 2007, on the basis of an independent valuation, the shares held by HVB in BA-CA were transferred to UniCredit and the shares held by HVB in International Moscow Bank and AS UniCredit Bank Riga were transferred to BA-CA.

Upon fulfillment of all the relevant requirements for the execution of the transactions, the Vilnius and Tallinn branches were transferred to AS UniCredit Bank Riga and the shares held by HVB in HVB Bank Ukraine to Bank Pekao S.A.

The shareholders filed their lawsuits contesting alleged deficiencies of the formalities relating to the convocation and conduct of the Extraordinary Shareholders' meeting of October 25, 2006, and that the purchase price paid under the transactions in question was allegedly inadequate.

In a ruling of January 31, 2008, Munich Regional Court I declared the above mentioned resolutions null and void for formal reasons; moreover, the Court ruled that the Business Combination Agreement ("BCA") entered into by UniCredit and HVB in June 2005 in the context of the agreed combination should had been resolved upon by the General Shareholders' Meeting of HVB to be valid, because it was to be considered effectively a de facto domination agreement.

The Munich Regional Court expressed no valuation of the congruity of the price paid by UniCredit for the BA-CA shares.

On February 29, 2008 HVB challenged the Munich Regional Court's finding before the Munich Higher Regional Court and on April 4, 2008 an extension of the term for lodging arguments was requested.

The formal deficiencies on the basis of which the first judgment was made could be removed by a new shareholders' resolution to remedy the alleged deficiencies identified by the Munich court. This confirmatory resolution was approved by HVB's shareholders on July 29/30, 2008 and then contested again.

Voidance actions challenging HypoVereinsbank AG's squeeze-out resolution (Shareholders' Meeting resolution of June 27, 2007)

The Annual General Meeting of **HypoVereinsbank AG** (HVB) held on June 27, 2007 passed, *inter alia*, a resolution approving the transfer to UniCredit of the shares of the minority shareholders in exchange for an appropriate cash settlement (€38.26 per share).

More than 100 shareholders filed suits challenging this resolution asking the Court to declare it null and void.

A ruling on the request to have the resolution declared null and void is expected before the end of August 2008 and may be challenged before the Higher Regional Court and ultimately before the Federal Court of Justice, the final court of appeal.

HVB, which believes that such lawsuits are clearly unfounded, filed an unblocking motion in December 2007 asking the Court to grant clearance for the transfer resolution to be entered in the Commercial Register, notwithstanding the claims challenging this resolution.

The Munich Court accepted HVB's request on the gounds that the procedural deficiencies of the resolution in question claimed by the claimants were unfounded. This ruling has been challenged by the minority shareholders before the Higher Regional Court. A decision on this appeal is expected shortly.

In the event that the appeal decision - which will be final - is favourable to HVB the squeeze-out will be registered and the HVB shares will be compulsorily transferred from the minority shareholders to UniCredit.

Squeeze-out of the minority shareholders of Bank Austria
After a settlement was reached on all legal challenges to the transaction in Austria, the resolution passed by the Bank Austria shareholders' meeting approving the squeeze-out of the ordinary shares held by minority shareholders (with the exception of the so-called "golden shareholders") was registered in the Vienna Commercial Register on 21 May 2008.

UniCredit thus became the owner of 99.995% of the Austrian bank's share capital, with the consequent obligation to pay the minority shareholders a total sum of around €1,045 million, including the interest accrued on the squeeze-out price, in accordance with local legislation, as well as the settlements paid to those who renounced the shares subscribed in Austria.

The squeeze-out payment and related interest will be paid to the minority shareholders within the legal term following publication of the notice of registration of the resolution passed by the shareholders' meeting: the payment is therefore expected to take place by the first half of August 2008.

Hypo Real Estate AG and Hypo Real Estate International AG versus HVB
Until 2001 HVB was the parent company of a group that was consolidated for tax purposes. Each year it paid the competent authority all taxes due from the entire group and then recovered the paid sums from the individual companies.

Hypo Real Estate Bank AG and Hypo Real Estate Bank International AG, which belonged to this group, regarded the sum attributed to them as excessive and initiated legal proceedings at the District Court of Monaco.

In a judgement of 29 April 2008, the court ordered HVB to repay €75.5 million plus interest and costs, giving a total of €105 million.

HVB, encouraged by the opinion of its external counsel, believes that the plaintiffs have no valid claim. It has therefore appealed against the first-instance judgement.

According to the lawyers assisting HVB in the case, the chances of success are better than 50%. Total provisions regarded as being congruent with the associated potential risk have been set aside for these proceedings.

FURTHER MAIN TOPICS

CIRIO AND PARMALAT CRIMINAL PROCEEDINGS

Between the end of 2003 and the early months of 2004 criminal investigations of some former Capitalia Group (now UniCredit S.p.A.) employees and managers were conducted in relation to the insolvency of the Cirio group. The trials originated by these investigations, connected to the declaration of insolvency of the Cirio group, involved some other banking groups that, like the former Capitalia S.p.A., had extended loans to the Cirio group.

The Administrator of Cirio and many bondholders joined the criminal judgement as civil claimants without specifying damages claimed.

In September 2007 these employees and managers were committed for trial. The first criminal hearing was fixed for March 14, 2008 before the Rome Court. During the later hearing of May 14, 2008 numerous civil claims were lodged within the criminal proceeding and examined in the following hearings of June 6 and 11, 2008.

Additionally, at the beginning 2008 numerous Cirio bondholders and the Administrator of Cirio cited UniCredit S.p.A. as legally liable. The next hearing will be on October 27, 2008.

In 2003-2005 certain employees and managers of Capitalia (now UniCredit) were investigated in relation to the Parmalat group bankruptcy. These investigations led to three criminal proceedings: "Ciappazzi", "Parmatour" and "Eurolat". In July 2007 certain employees and managers were committed for trial under the first two of these proceedings, and the first court hearing took place on March 14, 2008 before the Parma Court. The "Ciappazzi" and "Parmatour" proceedings were adjurned to a hearing on October 16, 2008. In respect of the "Eurolat" proceeding, in April 2008 the manager involved was committed for trial. During the court hearing on June 18, 2008, the Parma Court declared in a sentence its lack of jurisdiction and transferred the case to the Rome Court, which is deemed to be competent to judge.

The person charged under "Eurolat" was committed for trial in April 2008. At the hearing held on June 18, 2008, the Court of Parma declared that it was not territorially competent and transferred the trial papers to the Court of Rome, which was considered competent.



Part B) Consolidated Balance Sheet - Liabilities (Continued)

Capitalia S.p.A., now UniCredit S.p.A., was summonsed by the Court as being legally liable in all three proceedings. Banca di Roma, Mediocredito Centrale and Banco di Sicilia of the former Capitalia Group are defendants only in the Ciappazzi lawsuit.

Parmalat Group companies in administration joined the criminal proceedings as civil claimants in all the above mentioned trials. Many bondholders are plaintiffs only in the Ciappazzi suit. All the civil claimants' lawyers reserved the right to quantify damages at the end of the first-instance trials. In the Eurolat proceeding the position of UniCredit S.p.A. as being legally liable and the civil claims of Parmalat group companies lapsed following transfer of the case to the Court of Rome.

The staff members involved in the above trials are of the opinion that they carried on their business in a proper and legal manner. On the basis of the views of outside counsel as well as ours, it is at present not possible to reliably estimate the contingent liability arising out of the three above cases, although there is a potential risk of legal liability for UniCredit due to the complexity of the imputations. This is also due to the fact that the "Ciappazzi" and "Parmatour proceedings are at an early stage and that the Court of Parma has declared itself territorially incompetent to hear the "Eurolat" trial.

SUBSEQUENT EVENTS

As regards civil and criminal claims raised by the Special Administrator of companies belonging to the Parmalat and Parmatour Groups (both in special administration), and by the new Parmalat SpA, against UniCredit Group, including former Capitalia Group companies, negotiations are underway in order to find a compromise settlement for the numerous disputes. In this respect, provisions have been updated accordingly.

Section 15 - Shareholders' Equity

15.5 Reserves from allocation of profit from previous year: other information

	AMOUNTS AS AT	
	06.30.2008	12.31.2007
Legal reserve	1,231,108	1,044,493
Statutory reserve	1,015,008	2,792,710
Other reserve	12,522,116	6,853,389
Total	**14,768,232**	**10,690,592**

15.6 Revaluation reserve: breakdown

	AMOUNTS AS AT	
ITEMS/COMPONENTS	06.30.2008	12.31.2007
1. Available-for-sale financial assets	(172,359)	1,480,465
2. Property, plant and equipment	-	-
3. Intangible assets	-	-
4. Hedges of foreign investments	-	-
5. Cash-flow hedges	(1,035,290)	(712,623)
6. Exchange differences	(113)	31
7. Non-current assets classified as held for sale	-	-
8. Special revaluation laws	277,020	277,020
Total	**(930,742)**	**1,044,893**

Lhe €1,653 million reduction in the AfS assets valuation reserve from December 31, 2007 was mainly attributable to equity instruments, which accounted for €1,313 million of the reduction; of these, listed shares' fair value fell due to the negative performance and the high volatility of equity markets in H1 2008.

Although the fair value of some of these equities fell sharply, we believe that there was no evidence of a lasting reduction in value, due to market performance in H1 2008 and the fact that this reduction was concentrated in a short period, chiefly Q2 2008.

[redacted]

Explanatory notes

Part C) Consolidated Income Statement

Explanatory notes

(Amounts in thousands of €)

Part C) Consolidated Income Statement

Following the absorption of Capitalia S.p.A. by UniCredit S.p.A. finalized on October 1, 2007, the income statement as at June 30, 2007 does not include results of the former Capitalia Group. A like-for-like comparison is provided in the condensed income statement at the beginning of the Interim Report on Operations.

Section 1 - Interest income and expense - Item 10 and 20

1.1 Interest income and similar revenues: breakdown

	FIRST HALF 2008					
	UNIMPAIRED FINANCIAL ASSETS					
ITEMS/TYPE	DEBT SECURITIES	LOANS	IMPAIRED FINANCIAL ASSETS	OTHER ASSETS	TOTAL	FIRST HALF 2007 TOTAL
1. Financial assets held for trading	1,725,165	442,952	434	175,404	2,343,955	2,756,839
2. Financial assets at fair value through profit or loss	330,361	64,513	-	-	394,874	318,438
3. Available-for-sale financial assets	569,860	1,225	2,574	26,101	599,760	497,152
4. Held-to-maturity investments	337,013	228	-	480	337,721	372,355
5. Loans and receivables with banks	22,740	2,003,190	345	264,945	2,291,220	2,417,458
6. Loans and receivables with customers	170,544	16,658,108	405,047	334,205	17,567,904	12,139,543
7. Hedging derivatives	X	X	X	-	-	200,274
8. Financial assets sold but not derecognised	119,455	904,995	5,871	-	1,030,321	464,457
9. Other assets	X	X	X	292,947	292,947	62,256
Total	**3,275,138**	**20,075,211**	**414,271**	**1,094,082**	**24,858,702**	**19,228,772**

The items "Financial assets held for trading", "Available-for-sale financial assets", "Held-to-maturity investments", "Loans and receivables with banks", "Loans and receivables with customers", "Financial assets at fair value through profit or loss" include interest income from own securities used in repo deposits.

1.4 Interest expense and similar charges: breakdown

	FIRST HALF 2008				
ITEMS/TYPE	DEPOSITS	SECURITIES	OTHER LIABILITIES	TOTAL	FIRST HALF 2007 TOTAL
1. Deposits from banks	(3,025,242)	X	(231,569)	(3,256,811)	(3,000,779)
2. Deposits from customers	(5,375,377)	X	(274,916)	(5,650,293)	(4,232,383)
3. Debt securities in issue	X	(5,272,688)	(167,548)	(5,440,236)	(4,145,613)
4. Financial liabilities held for trading	(348,775)	(65,069)	(221,259)	(635,103)	(910,032)
5. Financial liabilities at fair value through profit or loss	-	(15,549)	-	(15,549)	(33,135)
6. Financial liabilities relating to assets sold but not derecognised	(448,791)	-	(176,241)	(625,032)	(355,125)
7. Other liabilities	X	X	(347,030)	(347,030)	(126,857)
8. Hedging derivatives	X	X	(170,155)	(170,155)	-
Total	**(9,198,185)**	**(5,353,306)**	**(1,588,718)**	**(16,140,209)**	**(12,803,924)**

The items "Deposits from banks" "Deposits from customers" include interest expense on repo deposits against own securities (assets sold but not derecognised).

Section 2 - Fee and commission income and expense - Item 40 and 50

2.1 Fee and commission income: breakdown		
TYPE OF SERVICE/SECTORS	FIRST HALF 2008	FIRST HALF 2007
a) guarantees given	**258,475**	**201,916**
b) credit derivatives	**6,854**	**9,491**
c) management, brokerage and consultancy services:	**2,924,646**	**2,926,341**
1. securities trading	279,595	283,404
2. currency trading	221,749	200,142
3. segregated accounts	1,135,034	1,304,642
3.1 individual	*200,375*	*214,065*
3.2. collective	*934,659*	*1,090,577*
4. custody and administration of securities	182,748	128,781
5. custodian bank	34,815	26,598
6. placement of securities	477,477	393,317
7. client instructions	69,566	72,217
8. advisory	33,969	63,055
9. distribution of third party services	489,693	454,185
9.1. Segregated accounts	*39,561*	*50,934*
9.1.1. individual	*7,617*	*13,055*
9.1.2. collective	*31,944*	*37,879*
9.2. insurance products	*352,504*	*343,822*
9.3. Other products	*97,628*	*59,429*
d) collection and payment services	**949,211**	**864,389**
e) securitization servicing	**25,866**	**90,153**
f) factoring	**47,151**	**34,896**
g) tax collection services	**-**	**-**
h) other services	**1,624,026**	**1,345,409**
Total	**5,836,229**	**5,472,595**

Part C) Consolidated Income statement (Continued)

2.3 Fee and commission expense: breakdown		
TYPE OF SERVICES/SECTORS	FIRST HALF 2008	FIRST HALF 2007
a) guarantees received	**(67,225)**	**(43,532)**
b) credit derivatives	**(10,228)**	**(9,889)**
c) management, brokerage and consultancy services:	**(541,309)**	**(425,750)**
1. securities trading	(81,266)	(72,330)
2. currency trading	(14,464)	(7,582)
3. segregated accounts	(44,928)	(54,093)
3.1. own portfolio	*(11,293)*	*(23,127)*
3.2. others' portfolios	*(33,635)*	*(30,966)*
4. custody and administration of securities	(145,258)	(69,897)
5. placement of securities	(118,461)	(147,257)
6. off-site distribution of securities, products and services	(136,932)	(74,591)
d) collection and payment services	**(229,390)**	**(193,199)**
e) other services	**(186,260)**	**(191,266)**
Total	**(1,034,412)**	**(863,636)**

Section 3 - Dividend income and similar revenues - Item 70

3.1 Dividend income and similar revenue: breakdown				
	FIRST HALF 2008		FIRST HALF 2007	
ITEMS/REVENUES	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS
A. Financial assets held for trading	662,744	30,376	321,102	100
B. Available for sale financial assets	185,296	45,063	287,041	5,678
C. Financial assets at fair value thought profit or loss	113	9,567	9,115	1,964
D. Investments	27,637	X	31,909	X
Total	**875,790**	**85,006**	**649,167**	**7,742**

Section 4 - Gains and losses on financial assets and liabilities held for trading - Item 80

4.1 Gains and losses on financial assets and liabilities held for trading: breakdown

	FIRST HALF 2008				
TRANSACTIONS/P&L ITEMS	CAPITAL GAINS (A)	TRADING PROFIT (B)	CAPITAL LOSSES (C)	TRADING LOSSES (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets held for trading	**628,822**	**9,292,692**	**(1,726,854)**	**(15,848,370)**	**(7,653,710)**
1.1 Debt securities	87,860	1,288,709	(576,949)	(4,785,656)	(3,986,036)
1.2 Equity instruments	515,908	5,910,730	(559,242)	(8,354,730)	(2,487,334)
1.3 Units in investment funds	10,699	110,536	(63,245)	(568,636)	(510,646)
1.4 Loans	35	17,035	(33)	(56,881)	(39,844)
1.5 Other	14,320	1,965,682	(527,385)	(2,082,467)	(629,850)
2. Financial liabilities held for trading	**30,178**	**6,957,444**	**(9,143)**	**(1,051,691)**	**5,926,788**
2.1 Debt securities	13,979	4,359,183	(342)	(681,686)	3,691,134
2.2 Deposits	326	-	(921)	-	(595)
2.3 Other	15,873	2,598,261	(7,880)	(370,005)	2,236,249
3. Other financial assets and liabilities: exchange differences	**X**	**X**	**X**	**X**	**(688,114)**
4. Derivatives	**83,936,640**	**51,443,411**	**(81,845,906)**	**(52,731,799)**	**1,473,521**
4.1 Financial derivatives:	78,526,071	49,258,412	(76,635,397)	(50,495,375)	1,324,886
- on debt securities and interest rates	61,898,394	37,814,832	(61,251,949)	(37,105,933)	1,355,344
- on equity securities and share indices	16,257,807	10,096,203	(15,162,058)	(12,028,543)	(836,591)
- on currency and gold	X	X	X	X	671,175
- other	369,870	1,347,377	(221,390)	(1,360,899)	134,958
4.2 Credit derivatives	5,410,569	2,184,999	(5,210,509)	(2,236,424)	148,635
Total	**84,595,640**	**67,693,547**	**(83,581,903)**	**(69,631,860)**	**(941,515)**

Section 5 - Fair value adjustments in hedge accounting - Item 90

5.1 Fair value adjustments in hedge accounting: breakdown

ITEMS/P&L ITEMS	FIRST HALF 2008	FIRST HALF 2007
A. Gains on:		
A.1 Fair value hedging instruments	1,068,430	673,359
A.2 Hedged asset items (fair value)	35,292	54,183
A.3 Hedged liability items (fair value)	1,135,228	722,735
A.4 Cash-flow hedges	1,263	7
A.5 Assets and liabilities denominated in currency	109	-
Total gains on hedging activities (A)	**2,240,322**	**1,450,284**
B. Losses on:		
B.1 Fair value hedging instruments	(1,605,199)	(1,006,723)
B.2 Hedged asset items (fair value)	(546,298)	(419,676)
B.3 Hedged liability items (fair value)	(68,829)	(2,714)
B.4 Cash-flow hedges	(974)	(219)
B.5 Assets and liabilities denominated in currency	(109)	1,353
Total losses on hedging activities (B)	**(2,221,409)**	**(1,427,979)**
C. Net hedging result (A - B)	**18,913**	**22,305**

Part C) Consolidated Income statement (Continued)

Section 7 - Gains and losses on financial assets/liabilities at fair value through profit or loss - Item 110

7.1 Net change in financial assets and liabilities at fair value through profit or loss: breakdown

	FIRST HALF 2008				
TRANSACTIONS/P&L ITEMS	CAPITAL GAINS (A)	GAINS ON TRASFER (B)	CAPITAL LOSSES (C)	LOSSES ON TRASFER (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets	**29,286**	**41,218**	**(93,496)**	**(227,536)**	**(250,528)**
1.1 Debt securities	22,117	36,083	(65,539)	(179,338)	(186,677)
1.2 Equity securities	85	-	(66)	-	19
1.3 Units in investment funds	7,036	4,125	(25,814)	(2,317)	(16,970)
1.4 Loans	48	1,010	(2,077)	(45,881)	(46,900)
2. Financial liabilities	**124,158**	**3,912**	**(31,410)**	**(20,248)**	**76,412**
2.1 Debt securities	124,158	3,912	(31,025)	(20,248)	76,797
2.2 Deposits from banks	-	-	(385)	-	(385)
2.3 Deposits from customers	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	**X**	**X**	**X**	**X**	**(3,165)**
4. Financial derivatives	**328,891**	**23,659**	**(226,765)**	**(19,516)**	**106,269**
4.1 Derivatives	327,063	23,659	(223,523)	(19,516)	107,683
- on debt securities and interest rates	*324,963*	*23,659*	*(223,523)*	*(19,501)*	*105,598*
- on equity securities and share indices	*-*	*-*	*-*	*-*	*-*
- on currency and gold	*X*	*X*	*X*	*X*	*-*
- other	*2,100*	*-*	*-*	*(15)*	*2,085*
4.2 Credit derivatives	1,828	-	(3,242)	-	(1,414)
Total	482,335	68,789	(351,671)	(267,300)	(71,012)

The contribution relating to Derivatives refers to the valuation effect in respect of contracts that for economic purposes are associated with financial assets or liabilities at fair value through profit and loss (items 30A and 50P) formerly disclosed under held-for-trading assets or liabilities ("Financial derivatives: Fair value hedges").

Section 8 - Impairment losses - Item 130

8.1 Impairment losses on loans: breakdown									
	FIRST HALF 2008								FIRST HALF 2007 TOTAL
	WRITE-DOWNS (1)			WRITE-BACKS (2)				TOTAL	
	SPECIFIC			SPECIFIC		PORTFOLIO			
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	(3)=(1)-(2)	(3)=(1)-(2)
A. Loans and receivables with banks	(94)	(3,510)	(25,040)	-	3,829	70,402	553	46,140	4,593
B. Loans and receivables with customers	(319,158)	(2,308,122)	(483,732)	139,766	1,234,923	75,576	188,254	(1,472,493)	(1,077,225)
C. Total	**(319,252)**	**(2,311,632)**	**(508,772)**	**139,766**	**1,238,752**	**145,978**	**188,807**	**(1,426,353)**	**(1,072,632)**

The "Write-backs - Interest" columns disclose any increases in the presumed recovery value arising from interest accrued in the year on the basis of the original effective interest rate used to calculate write-downs.

Section 11 - Administrative costs - Item 180

11.1 Payroll: breakdown		
TYPE OF EXPENSE	FIRST HALF 2008	FIRST HALF 2007
1) Employees	**(5,031,124)**	**(3,759,795)**
a) Wages and salaries	(3,564,088)	(2,973,715)
b) Social charges	(760,595)	(598,096)
c) Severance pay	(13,022)	(5,587)
d) Social security costs	(59,406)	(31,469)
e) Allocation to employee severance pay provision	(87,342)	66,329
f) Provision for retirement payments and similar provisions	(142,977)	(3,696)
g) Payments to external pension funds	(177,140)	(99,027)
h) Costs related to share-based payments	(15,049)	(34,450)
i) Other employee benefits	(242,599)	(104,262)
l) Recovery of compensation	31,094	24,178
2) Other staff	**(84,214)**	**(87,118)**
3) Directors	**(24,011)**	**(16,035)**
Total	**(5,139,349)**	**(3,862,948)**

Item 1) i) includes staff leaving incentives paid following the business combinations with HVB and Capitalia Groups in the amount of €73,790 thousand (€2,209 thousand in H1 2007 for the HVB Group alone) reclassified as "Integration costs" in the condensed income statement.



Part C) Consolidated Income statement (Continued)

11.5 Other administrative expenses: breakdown		
ITEM	FIRST HALF 2008	FIRST HALF 2007
1) Indirect taxes and duties	**(260,140)**	**(147,951)**
1a. Settled	(254,276)	(144,892)
1b. Unsettled	(5,864)	(3,059)
2) Costs and expenses miscellany	**(2,733,885)**	**(2,180,454)**
a) advertising marketing and comunication	**(254,813)**	**(230,329)**
Advertising - campaigns & media	(110,869)	(111,515)
Advertising - point of sale communication & direct marketing	(27,120)	(16,558)
Advertising - promotional expenses	(29,433)	(29,254)
Advertising - market and comunication researches	(10,118)	(7,728)
Sponsorship	(32,876)	(15,420)
Entertainment and other expenses	(28,601)	(39,526)
Convention and internal communications	(15,796)	(10,328)
b) expenses related to credit risk	**(102,814)**	**(44,050)**
Legal expenses to credit recovery	(69,321)	(25,364)
Credit information and inquiries	(26,182)	(16,737)
Credit recovery services	(7,311)	(1,949)
c) expenses related to personnel	**(216,490)**	**(181,399)**
Personnel area services	(1,774)	(4,482)
Personnel training & recruiting	(49,439)	(45,467)
Travel expenses and car rentals	(133,718)	(99,611)
Premises rentals for personnel	(18,455)	(15,159)
Expenses for personnel financial advisors	(13,104)	(16,680)
d) information comunication tecnology expenses	**(670,172)**	**(583,586)**
Lease of ICT equipment and software	(162,102)	(117,927)
Supply of small IT items	(2,794)	(6,454)
ICT consumables (ICT)	(16,676)	(13,749)
Telephone, swift & data transmission (ICT)	(117,046)	(103,148)
ICT services	(209,103)	(231,202)
Financial information providers	(71,751)	(63,791)
Repair and maintenance of ICT equipment	(90,700)	(47,315)
e) consulting and professionals services	**(173,323)**	**(170,237)**
Technical consulting	(54,232)	(57,481)
Professional services	(47,650)	(54,096)
Management consulting	(20,380)	(24,788)
Legal and notarial expenses	(51,061)	(33,872)
f) real estate expenses:	**(627,524)**	**(492,886)**
Internal and external surveillance of premises	(44,076)	(34,987)
Real estate services	(4,075)	(3,592)
Cleaning of premises	(45,008)	(34,081)
Repair and maintenance of furniture, machinery, equipment	(30,407)	(25,571)
Maintenance of premises	(48,589)	(53,008)
Premises rentals	(334,200)	(255,652)
Utilities	(121,169)	(85,995)

Continued: Other administrative expenses: breakdown

ITEM	FIRST HALF 2008	FIRST HALF 2007
g) other functioning costs	**(688,749)**	**(477,967)**
Statutory auditors fees	(12,387)	(9,186)
Insurance	(87,122)	(54,459)
Office equipment rentals	(3,579)	(2,987)
Postage	(107,692)	(80,112)
Printing and stationery	(40,647)	(32,282)
Administrative services	(168,150)	(77,968)
Logistic services	(17,655)	(15,721)
Transport of documents	(38,812)	(20,491)
Supply of small office items	(15,768)	(9,955)
Donations	(7,656)	(5,893)
Association dues and fees	(47,925)	(26,421)
Other expenses - Other	(141,356)	(142,492)
Total (1+2)	**(2,994,025)**	**(2,328,405)**

The table shows the new and more detailed list items in "Administrative expenses". 2006 figures were consequently restated.

The item includes extraordinary charges linked to the business combinations with HVB and Capitalia Groups amounting to €29,016 thousand (€37,194 thousand in H1 2007 for the HVB Group alone) reclassified as "Integration costs" in the condensed income statement.

Part C) Consolidated Income statement (Continued)

Section 12 - Provisions for risks and charges - Item 190

12.1 Net provisions for risks and charges: breakdown

	FIRST HALF 2008			FIRST HALF 2007
ITEMS/COMPONENTS	PROVISIONS	REALLOCATION SURPLUS	TOTAL	Total
1. Other provisions				
1.1 Legal disputes	(206,175)	104,875	(101,300)	(24,585)
1.2 Staff costs	(327)	64	(263)	(1,256)
1.3 Other	(91,263)	176,618	85,355	(80,762)
Total	**(297,765)**	**281,557**	**(16,208)**	**(106,603)**

"1.3 Other" includes reallocation surplus of €12,089 thousand (€6,921 thousand in H1 2007) relating to the business combination with the HVB Group.

Section 15 - Other net operating income - Item 220

15.1 Other operating expense: breakdown

	FIRST HALF 2008	FIRST HALF 2007
Costs for operating leases	(1,124)	-
Reclassification of gains/losses associated with cash-flow hedges of non-financial assets or liabilities from equity to profit or loss (IAS 39 §98a)	-	-
Non-deductible tax and other fiscal charges	(2,398)	(25,803)
Writedowns on improvements of goods third parties [1]	(22,292)	(11,686)
Costs related to the specific service of financial leasing [1]	(39,376)	(43,008)
Other	(161,258)	(105,608)
Total Other operating expense	**(226,448)**	**(186,105)**

1. The 2007 amount was included in the item "Other".

15.2 Other operating gains: breakdown

	FIRST HALF 2008	FIRST HALF 2007
A) Recovery of costs	**303,310**	**135,417**
B) Other gains	**494,894**	**435,801**
Revenue from administrative services	71,786	40,858
Reclassification of valuation reserve re cash-flow hedging of non-financial assets/liabilities	-	-
Revenues on rentals Real Estate investments (net of operating costs)	79,557	77,757
Revenues from operating leases	98,013	110,055
Recovery of miscellaneous costs paid in previous years	17,860	7,630
Revenues on Financial Leases activities [2]	54,065	83,341
Others	173,613	116,160
Total Operating Revenues (A)+(B)	**798,204**	**571,218**

2. The 2007 amount was included in the item "Other".

Section 24 - Earnings per share

Earnings per share		
	FIRST HALF 2008	FIRST HALF 2007
Net profit for the period attributable to the Group (thousands of euros)	2,872,803	3,607,318
Average number of outstanding shares [1]	13,195,178,533	10,355,849,034
Average number of potential diluted shares	6,633,802	24,758,880
Average number of diluted shares	13,201,812,335	10,380,607,914
Earning per share €	**0.218**	**0.348**
Diluted earnings per share €	**0.218**	**0.348**

1. Net of the average of own shares.

[redacted]

Explanatory notes

Part D) Segment Reporting

Explanatory Notes

Part D) Segment Reporting

Divisional organisation

Disclosure relating to segment reporting reflects - as in the 2007 Accounts - the Group's organisational structure approved by the Board of Directors in July 2007.

The Divisions' prior-period results have been restated to take these changes into account.

The UniCredit Group operates in its markets through seven Business Divisions, viz.: Retail, Corporate, Private Banking, Asset Management, Markets and Investment Banking, Poland's Markets (PM), and Central and Eastern Europe (CEE).

Retail Division
The Retail Division comprises the Group's business with private individuals ('mass-market' and 'affluent') and small businesses. The Retail Division is organized in the main distribution networks (UniCredit Banca, Unicredit Banca di Roma, Banco di Sicilia, Bipop, HVB and BA), and includes consumer credit platforms (UniCredit Consumer Financing Bank and VISA), residential home financing (Banca per la Casa and Planet Home), Bausparkasse (WB and Wustenrot), in services and insurance products.

Corporate Banking Division
The Corporate Banking Division's customers are generally companies with annual turnover in excess of €3 million to whom the Group offers dedicated products and services. The Division includes UniCredit Corporate Banking, the corporate segment of UniCredit Banca di Roma, Banco di Sicilia, Bipop and MCC-Medocredito Centrale, UniCredit Factoring and UniCredit Infrastrutture in Italy, the corporate divisions of HVB, including the CREF (Commercial Real Estate Financing) business, and BA-CA, as well as all the Group's leasing companies controlled by Unicredit Global Leasing (Locat, Unicredit Leasing - Austria, HVB Leasing) and the CEE leasing companies not consolidated by CEE or PM), as well as GTB (Global Transaction Banking).

Private Banking Division
The Private Banking Division's customers are mid-high net worth individuals, who are provided with advisory and 360° wealth management solutions. The Division uses traditional channels, i.e. private bankers working out of branches covering the geography, as well as innovative distribution models, e.g. financial advisors and online banking and trading.

Asset Management Division
Asset Management operates internationally under an independent brand, Pioneer, which is the Group's global investment manager focusing on investment products and services for private clients and institutional investors.

Markets and Investment Banking Division
The Markets and Investment Banking Division comprises the Group's business in the financial markets and investment banking through its units in Munich, London, Milan and Vienna, as well as Central and Eastern Europe, the US and Asia. The Markets area includes trading and distribution, as well as structured derivatives; the Investment Banking area includes all business relating to corporate finance and loan syndication, primary markets and mergers and acquisitions. The Principal Investments area has operated since June 2007 and manages a diversified portfolio of private equity and hedge funds, investing directly in the equity of both listed and unlisted companies.

Poland's Markets Division

The Poland's Markets Division manages the Group's businesses in Poland and Ukraine through UniCredit Bank LTD (Ukraine). The Division's banks are Bank Pekao in Poland and UniCredit Ukraine Bank in Ukraine.

CEE Division

The CEE Division comprises the businesses of the Group in the countries of Central and Eastern Europe, with the exception of Poland and Ukraine. The Division operates in 16 countries: Bosnia-Herzegovina, Bulgaria, Czech Republic, Croatia, Estonia, Hungary, Latvia, Lithuania, Romania, Russia, Serbia, Slovakia, Slovenia, Ukraine, Turkey and Kazakhstan.

Results by business segment are disclosed as per the condensed income statement, in line with the Report on Operations.

The Divisions' income statements were compiled by aggregating the income statements of their constituent subsidiaries or - where a subsidiary operates in more than one segment - of assets, after application of their respective write-downs and adjustment for inter-divisional transactions. The following rules were applied to determine Divisional results for subsidiaries with businesses in more than one Division (viz. UniCredit SpA, Bank Austria AG, Bayerische Hypo und Vereinsbank AG, HVB Banque Luxembourg SA, HVB Immobilien AG, HVB Global Asset Company AG, Geldilux SA, Banco di Sicilia SpA, UniCredit Banca di Roma SpA, Bipop Carire SpA, MCC -Mediocredito Centrale SpA, Finecobank SpA), whereby indirect items are added to directly attributable income and expense:

- the refinancing cost of loans etc. and revenue from use of funds was determined on the basis of market rates
- capital was allocated in proportion to risk-weighted assets and remunerated at 8.43% after tax
- costs borne centrally on behalf of the Divisions were attributed according to actual consumption, and overheads were divided between the Divisions in proportion to their respective direct and indirect costs.

H1 2007 income statement data, which do not consider Capitalia figures, have not been included in segment reporting, as they are not significant for comparison purposes. For a like-for-like comparison with H1 2007, see the Interim Report on Operations, which presents pro-forma income statements, as well as comments on the Business Divisions' results and operations.

Part D) Segment Reporting (CONTINUED)

Assets and employees

As at 30 June 2008

Breakdown by business segment: RWA and employees

	RETAIL	CORPORATE	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	POLAND'S MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 06.30.2008
TOTAL RISK WEIGHTED ASSETS (BIS 1, € million)	122,991	214,304	8,440	657	84,499	27,059	66,107	56,084	580,141
STAFF (KFS group on a proportional basis) Employees (FTE)	53,475	11,932	4,459	2,297	3,853	22,184	46,121	22,856	167,177
STAFF (KFS group fully considered) Employees (FTE)	53,475	11,932	4,459	2,297	3,869	22,184	56,245	23,110	177,571

As at 31 December 2007

Breakdown by business segment: RWA and employees

	RETAIL	CORPORATE	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	POLAND'S MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 12.31.2007
TOTAL RISK WEIGHTED ASSETS (BIS 1, € million)	118,915	209,520	7,231	1,070	79,411	25,726	58,891	57,875	558,639
STAFF (KFS group on a proportional basis) Employees (FTE)	53,931	11,940	4,440	2,466	4,253	22,249	33,796	26,874	159,949
STAFF (KFS group fully considered) Employees (FTE)	53,931	11,940	4,440	2,466	4,269	22,249	43,647	26,874	169,816

2008 First-Half Income Statement

Breakdown by business segment: income statement (€ thousands)

	RETAIL	CORPORATE	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	POLAND'S MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 06.30.2008
Net interest	3,507,939	2,254,423	249,555	24,768	958,287	649,870	1,419,073	(201,964)	8,861,951
Dividends and other income from equity investments	39,198	29,051	11,155	3,915	51,651	22,157	15,334	183,839	356,300
Net interest income	**3,547,137**	**2,283,474**	**260,710**	**28,683**	**1,009,938**	**672,027**	**1,434,407**	**(18,125)**	**9,218,251**
Net fees and commissions	2,112,225	698,817	462,308	586,576	157,139	354,088	542,316	(111,652)	4,801,817
Net trading, hedging and fair value income	23,821	19,338	1,523	(2,973)	(644,521)	74,942	109,764	219,222	(198,884)
Net other expenses/income	(1,666)	64,232	18,636	(3,785)	(18,148)	20,589	58,408	83,602	221,868
Net non-interest income	**2,134,380**	**782,387**	**482,467**	**579,818**	**(505,530)**	**449,619**	**710,488**	**191,172**	**4,824,801**
OPERATING INCOME	**5,681,517**	**3,065,861**	**743,177**	**608,501**	**504,408**	**1,121,646**	**2,144,895**	**173,047**	**14,043,052**
Payroll costs	(1,980,686)	(522,530)	(210,700)	(130,216)	(316,598)	(275,301)	(514,713)	(1,114,815)	(5,065,559)
Other administrative expenses	(1,874,905)	(487,352)	(251,078)	(118,674)	(414,577)	(188,959)	(448,037)	818,573	(2,965,009)
Recovery of expenses	206,247	18,339	25,040	8,002	4,635	1,349	527	39,171	303,310
Amortisation, depreciation and impairment losses on tangible and intangible assets	(44,476)	(9,634)	(11,369)	(18,653)	(4,773)	(57,655)	(94,642)	(392,152)	(633,354)
Operating expenses	**(3,693,820)**	**(1,001,177)**	**(448,107)**	**(259,541)**	**(731,313)**	**(520,566)**	**(1,056,865)**	**(649,223)**	**(8,360,612)**
OPERATING PROFIT	**1,987,697**	**2,064,684**	**295,070**	**348,960**	**(226,905)**	**601,080**	**1,088,030**	**(476,176)**	**5,682,440**
Goodwill impairment	-	-	-	-	-	-	-	-	-
Provision for risks and charges	(8,787)	24,386	(6,860)	(3,153)	(2,842)	1,122	(22,339)	(109,824)	(128,297)
Integration costs	(57,405)	(6,124)	(3,521)	(1,224)	(1,162)	(25,841)	2,473	1,474	(91,330)
Net writedowns of loans and provisions for guarantees and commitments	(598,810)	(533,331)	6,261	-	(30,048)	(32,325)	(199,181)	(79,920)	(1,467,354)
Net income from investments	12,940	(15,547)	21,357	28,036	(32,068)	23,732	57,011	286,522	381,983
PROFIT BEFORE TAX	**1,335,635**	**1,534,068**	**312,307**	**372,619**	**(293,025)**	**567,768**	**925,994**	**(377,924)**	**4,377,442**

[redacted]

Explanatory notes

Part E) Risks and Hedging Policies

Note: as required by regulations (Banca d'Italia Circular 263 of December 27, 2006, Title 4), the disclosure to the public provided by Basel Pillar 3 will be published on UniCredit Group's website (www.unicreditgroup.eu).

Explanatory notes

Part E) Risks and Hedging Policies

1 - Credit Risk

H1 2008 was characterized by the coming into force of the "New provisions for the prudential supervision of banks" (Bank of Italy Circular No. 263), which contain the regulations for international convergence on capital measurement and capital standards (Basel II). Against this background, UniCredit has obtained authorization from the Bank of Italy to adopt advanced methods for the determination of asset requirements in the light of credit risk. In this initial phase, these methods have been adopted by the Parent Company, by some Italian subsidiaries, and by HVB AG and BA AG, and will subsequently be applied by the other companies in the Group, according to a progressive implementation plan as reported to the Regulatory Authority.

In particular, with specific reference to credit risk, the Group is authorized to utilize internal estimates of the PD and LGD parameters only for the Group's loan portfolio (Sovereign Parties, Banks, Multinationals and Global Project Finance) and for the local loan portfolios of the Group's Italian banks (mid-corporate and retail, to the exclusion of those falling within the former Capitalia scope, for which the standardized approach is initially being applied). During the current year, in relation to the aforesaid portfolios, the regulatory EAD parameter will be utilized, with the use of internal estimates of these parameters being planned only as of 2009, following the Bank of Italy's recognition of the respective models.

As a part of the initiatives aimed at ensuring compliance with Basel II, activities have continued in the area of determining requirements for the use of credit risk mitigation methods and taking the necessary measures to implement these methods.

Within the general framework of the "General Group Credit Policies", specific provisions relating to certain business segments have been issued, including the "Commercial Real Estate Financing" Policy for the Corporate Division, which provides common standards and methods, as well as specific parameters to be adopted in the different geographical areas where the Group operates, and the "Bridge Equity" Policy, which provides guidelines on financing and capital investments.

In terms of Second Pillar compliance, guidelines have been issued aimed at defining a Group-wide common approach, including "Credit Risk Stress Test" guidelines - aimed at providing methodological and procedural standards for the conduct of stress tests geared toward analyzing the vulnerability of the loan portfolio at Group level, whether brought about by a deterioration of the economic cycle or by structural changes in the relevant macroeconomic context, with the initial operating results - and guidelines for the management of Concentration Risk (in its single name and sector components) and the management and control of Securitization Risk. In the "Use-Test" context, credit strategy guidelines are also currently being prepared, which will ensure efficient coordination of the process of defining correlated strategic approaches.

In addition to the activity of monitoring the Group portfolio subject to credit risk, at Division level (Retail, Corporate, Private Banking and Market & Investment Banking), specific credit risk position reporting and monitoring activities have been implemented, with reference to each area of responsibility.

Activities for integration with the companies of the former Capitalia scope have continued, through analyses of procedures - from the disbursement phase to the monitoring and recovery phase - and risk management and reporting methods, aimed at convergence toward the Group's target model.

In line with the program for concentrating all the problematic loans of the entire Group into a single entity, the process of gradual transfer to Aspra Finance of the shares of the portfolio in question has been begun, starting with those belonging to the companies of the former Capitalia scope (former Capitalia Holding and BIPOP).

A new Credit VaR model has been developed and actions for optimizing risk weighted assets have been implemented at all Divisions in order to reduce capital requirements.

Credit VaR estimates are carried out in the context of the implementation of the Basel 2 pillar so as to ensure the Group's capital adequacy. A key element is represented by the definition of the risk profile, which consists in the calculation of the internal capital on a quarterly basis, i.e. in the aggregation of credit, market, operational, business, real estate and financial risk, by applying a prudential cushion.

A.1.1 Breakdown of financial assets by portfolio and credit quality (carrying value)

(€ '000)

PORTFOLIO/QUALITY	NON-PERFORMING LOANS	DOUBTFUL ASSETS	RESTRUCTURED EXPOSURES	PAST-DUE	COUNTRY RISK	OTHER ASSETS	TOTAL
1. Financial assets held for trading	978	31,623	718	27,994	176	201,263,083	201,324,572
2. Available-for-sale financial assets	95,001	-	-	26,583	5,627	33,407,207	33,534,418
3. Held-to-maturity financial instruments	-	-	16,793	-	-	11,463,112	11,479,905
4. Loans and receivables with banks	5,184	28,933	-	-	90,414	120,707,545	120,832,076
5. Loans and receivables with customers	9,380,427	4,145,735	1,011,965	1,959,536	10,144	582,436,558	598,944,365
6. Financial assets at fair value through profit or loss	-	-	-	-	2,723	15,296,111	15,298,834
7. Financial instruments classified as held for sale	38,911	12,596	23	11,914	-	3,171,482	3,234,926
8. Hedging instruments	-	-	-	-	-	3,003,207	3,003,207
Total as at 06.30.2008	**9,520,501**	**4,218,887**	**1,029,499**	**2,026,027**	**109,084**	**970,748,305**	**987,652,303**

A.1.2 Breakdown of financial assets by portfolio and credit quality (gross and net values)

(€ '000)

	IMPAIRED ASSETS				OTHER ASSETS			
PORTFOLIO/QUALITY	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	GROSS EXPOSURE	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	TOTAL (NET EXPOSURE)
1. Financial assets held for trading	61,313	-	-	61,313	X	X	201,263,259	201,324,572
2. Available-for-sale financial assets	135,153	13,569	-	121,584	33,441,072	28,238	33,412,834	33,534,418
3. Held-to-maturity financial instruments	16,793	-	-	16,793	11,463,134	22	11,463,112	11,479,905
4. Loans and receivables with banks	147,087	110,041	2,929	34,117	120,818,666	20,707	120,797,959	120,832,076
5. Loans and receivables with customers	37,128,371	20,445,246	185,462	16,497,663	585,159,473	2,712,771	582,446,702	598,944,365
6. Financial assets at fair value through profit or loss	-	-	-	-	X	X	15,298,834	15,298,834
7. Financial instruments classified as held for sale	97,044	33,266	334	63,444	3,174,179	2,697	3,171,482	3,234,926
8. Hedging instruments	-	-	-	-	X	X	3,003,207	3,003,207
Total as at 06.30.2008	**37,585,761**	**20,602,122**	**188,725**	**16,794,914**	**754,056,524**	**2,764,435**	**970,857,389**	**987,652,303**

Part E) Risks and Hedging Policies (Continued)

A.1.3 Balance sheet exposure to banks: gross and net values (€ '000)

EXPOSURE TYPES / AMOUNTS	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. BALANCE SHEET EXPOSURE				
a) Non-performing loans	115,225	110,041	-	5,184
b) Doubtful loans	31,862	-	2,929	28,933
c) Restructured exposures	-	-	-	-
d) Past due	-	-	-	-
e) Country risk	107,764	X	17,350	90,414
f) Other assets	183,225,152	X	5,579	183,219,573
Total as at 06.30.2008	**183,480,003**	**110,041**	**25,858**	**183,344,104**

A.1.6 Balance sheet exposure to customers: gross and net values (€ '000)

EXPOSURE TYPES / AMOUNTS	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. BALANCE SHEET EXPOSURE				
a) Non-performing loans	27,198,807	17,673,974	10,493	9,514,340
b) Doubtful loans	6,440,370	2,192,393	89,646	4,158,331
c) Restructured exposures	1,446,343	417,493	69	1,028,781
d) Past due	2,311,388	208,221	85,588	2,017,579
e) Country risk	30,768	X	12,098	18,670
f) Other assets	710,763,794	X	2,729,408	708,034,386
Total as at 06.30.2008	**748,191,470**	**20,492,081**	**2,927,302**	**724,772,087**

2 - Market Risk

For the UCI Group, Market risk is defined as the impact that movements in market traded variables can have on the economical value of the Group's portfolio. It includes all activities in trading and banking books (i.e. risks arising from its business operations or strategic investments). Market risk management in our Group includes in particular the treasury business and the asset and liability management, both in the parent company and in its subsidiaries.
The parent company keeps track of risk positions throughout the Group. Individual subsidiaries have the specific responsibility to manage their own risk positions in line with the Group's risk management policy and to inform the parent company of the exposures resulting from their risk monitoring. Subsidiaries produce detailed daily reports on their business performance and associated risks, and send these market risk reports to the parent company.

The Parent's Group Market Risk unit is responsible for the aggregation of this data and the production of overall Group market risk reports. This unit ensures that the subsidiaries' market risk measurement models are comparable and that their risk monitoring and management methods are uniform. The Parent's Group Market Risk unit also controls the Parent's positions and the aggregated positions of the subsidiaries, in order to monitor total exposure. Each subsidiary is however directly responsible for the control of its risks according to the guidelines supplied by the Parent.

The main tool the Group uses to measure the market risk of its trading positions is Value at Risk (VaR), calculated using an historical simulation approach. In the current phase, however, some Group companies still use other methods as is the Monte Carlo approach in HVB subgroup. The parameters used for calculating VaR are the following: confidence interval of 99%; time horizon of one day; daily updating of historical timeseries, with at least a one year profundity. The time horizon of one day enables immediate comparison of realized gains and losses. To calculate and monitor its risk, UniCredit counts with a series of internal models developed by HVB Milan (formerly UBM), HVB AG and BA-CA AG and approved by their respective local regulators. When aggregating the risk profiles of the Group's risk-taking units, overall riskiness does not take into account - for prudential reasons - the diversification effects.

The following table gives the VaR for the aggregate risk of the trading portfolio.

Trading Book daily VaR (€ million)

		2008			2007
	06.30.2008	AVERAGE	MAXIMUM	MINIMUM	AVERAGE
UniCredit Holding	4.8	4.6	7.7	2.1	2.3
UCI - Ireland	3.5	3.1	3.5	2.3	2.6
Ex-Capitalia Holding (*)	1.7	1.7	2.7	1.2	5.1
BA-CA Sub-Holding	18.4	18.0	23.7	13.1	14.8
of which: BA-CA AG	*17.1*	*16.5*	*23.1*	*12.0*	*14.4*
HVB Sub-Group	46.0	44.3	65.8	31.0	16.2
of which HVB AG	*45.9*	*44.0*	*65.6*	*31.0*	*15.3*
Trading UCI Total (***)	**74.2**	**71.8**	**91.3**	**55.0**	**41.1**

(*) The ex-Capitalia Holding VaR figure at the end of June corresponds to that on 06.27.2008.
(***) Total VaR is the sum of individual VaR figures, without taking into account the diversification benefits between Group members.

Part E) Risks and Hedging Policies (Continued)

The following graphs analyze the backtesting results referred to the market risk, in which VaR results are compared to the theoretical profit and loss results associated to the trading book for each main risk taker unit:

HVB AG


P&L
HVB AG VaR
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
0
-20,000,000
-40,000,000
-60,000,000
-80,000,000
-100,000,000
-120,000,000
2007-07-02
2007-07-30
2007-08-27
2007-09-24
2007-10-22
2007-11-19
2007-12-17
2008-01-17
2008-02-14
2008-03-13
2008-04-10
2008-05-08
2008-06-05

During the first half of 2008, there have been 3 overdrafts in HVB, principally due to a widening of credit spreads. During the last year a generalized increase in the market volatility has also been observed.

BA AG


P&L
BA AG VaR
40,000,000
30,000,000
20,000,000
10,000,000
0
-10,000,000
-20,000,000
-30,000,000
-40,000,000
2007-07-02
2007-07-30
2007-08-28
2007-09-25
2007-10-23
2007-11-22
2007-12-20
2008-01-23
2008-02-20
2008-03-19
2008-04-17
2008-05-19
2008-06-18

In BA there have been two overdrafts during the first half of 2008. The first has been an overdraft on the positive side, while the other on the negative side. The latter was due to a widening of credit spreads.

Sensitivity Analysis and Stress Testing

The Group performs weekly sensitivity analyses, defined as the effect on the income statement of the change in value of single risk factors or multiple risk factors of the same type. This analysis is performed on the whole MIB division portfolio.

Information is shown below on sensitivity to interest rates, credit spreads, exchange rates, stock prices and commodities prices.

Sensitivity to interest rates

Interest rate sensitivity is calculated on the assumption of either parallel shifts in rate curves or changes in the respective slope.

In the case of parallel shifts, the effects resulting from shifts of +1 basis point/±10bps/±100bps in the main curves are analyzed.

For a shift of the curve by 1 bp, sensitivity is calculated in relation to various time buckets.

In the case of changes in the slope of rate curves, sensitivity to changes therein is shown either in a clockwise direction ("clockwise turning", CW turn), representing an increase in short-term interest rates and a simultaneous decrease in long-term rates, or in a counter-clockwise direction ("counter-clockwise turning", CCW turn), representing a decrease in short-term rates and a corresponding increase in long-term rates.

Specifically, the clockwise and counter-clockwise turning currently implemented concerns the following changes, respectively, in absolute rates:

- +50bps/-50bps corresponding to the 1-day bucket
- 0bps corresponding to the 1-year bucket
- -50bps/+50bps corresponding to the 30-year and over bucket
- for buckets comprised between those indicated, the shift to be applied is obtained through linear interpolation.

(€ million)

INTEREST RATES	Δ+1BPS LESS THAN 3 MONTHS	Δ+1BPS 3 MONTHS TO 1 YEAR	Δ+1BPS 1 YEAR TO 2 YEARS	Δ+1BPS 2 YEARS TO 5 YEARS	Δ+1BPS 5 YEARS TO 10 YEARS	Δ+1BPS OVER 10 YEARS	+1 BPS TOTAL	-100 BPS	-10 BPS	+10 BPS	+100 BPS	CW	CCW
Total	**-0.3**	**-1.0**	**-0.3**	**0.3**	**-0.2**	**-**	**-1.5**	**90.7**	**11.2**	**-16.6**	**-232.1**	**-31.8**	**8.4**
of which: EUR	-0.1	-0.8	-0.2	0.4	-0.2	-0.1	-1.0	50.5	6.6	-11.8	-177.9	-18.0	-5.2
USD	-0.2	-0.1	-	-0.1	-	-	-0.3	31.4	3.2	-3.5	-32.8	-6.9	6.9
GBP	-0.1	-	-	-	-	-	-	0.6	0.4	-0.5	-7.6	-2.8	2.7
CHF	0.1	-0.1	-0.1	-	-	-	-0.1	13.6	1.0	-0.9	-7.5	4.6	-4.6
JPY	-	-	-	-	-	-	-0.1	4.8	0.5	-0.5	-4.8	-1.0	1.0



Part E) Risks and Hedging Policies (Continued)

Sensitivity to credit spreads

Credit spread sensitivities are calculated on the assumption of a decline of creditworthiness resulting in a parallel shift of credit spread curves by +1bp/+10bps/+100bps. These sensitivities are calculated either comprehensively, on the assumption of a parallel shift of all credit spread curves, or in accordance with specific ratings classes and economic sectors.

In addition to the above, sensitivity resulting from a decline of creditworthiness (in the event of a relative change of +50%) and from an enhancement of creditworthiness (in the event of a relative change of -50%) is likewise calculated; in this case, the shape of the credit spread curves is also modified since the absolute change in the widest spreads will be greater than the absolute change in the smallest spreads.

(€ million)

	Δ+1BP LESS THAN 6 MONTHS	Δ+1BP 6 MONTHS TO 2 YEARS	Δ+1BP 2 TO 7 YEARS	Δ+1BP OVER 7 YEARS	+ 1BP TOTAL	+10BPS	+100BPS	-50%	+50%
Total	-0.2	-1.4	-6.4	-1.5	-9.6	-117.1	-1.149.5	1.164.5	-984.3
Rating									
AAA	-	-0.6	-2.5	-2.0	-5.2	-52.1	-505.2	488.7	-439.1
AA	-0.1	-0.3	-3.4	-0.4	-4.2	-46.1	-391.4	200.1	-174.4
A	-0.1	-0.4	-0.1	-	-0.6	-7.3	3.1	249.0	-180.0
BBB	-	0.1	-	0.7	0.7	-5.0	18.2	84.0	-46.7
BB	-	-0.1	-0.1	0.1	-0.1	-1.9	-7.2	69.7	-57.3
B	-	-	-0.3	0.1	-0.2	-1.9	-19.3	69.1	-53.1
CCC	-	-	-	-	-	-0.2	-1.7	8.3	-8.6
NR	-	-	-	-	-	-0.3	-3.1	1.0	-1.0
Sector									
Non Dev. Sovereigns and related	-	-0.1	-0.1	-0.3	-0.5			9.8	-9.7
ABS and MBS	-0.1	-0.4	-2.3	-0.9	-3.6			584.8	-489.0
Jumbo and Pfandbriefe	-	-0.3	-1.2	-0.9	-2.5			97.8	-94.4
Financial services	-0.1	-0.8	-2.1	-0.3	-3.3			301.3	-266.0
All corporates	-	0.2	-0.7	1.0	0.3			180.7	-111.3
- Automotive	-	-	*0.1*	*0.1*	*0.1*			*2.7*	*2.4*
- Consumer Goods	-	*0.1*	*-0.3*	*0.4*	*0.2*			*8.9*	*1.7*
- Pharmaceuticals	-	-	*-0.1*	-	-			*11.1*	*-4.6*
- Industries	-	-	*0.1*	*0.2*	*0.2*			*19.1*	*-11.9*
- Telecommunications	-	*0.1*	*0.1*	-	*0.1*			*27.3*	*-20.3*
- Utilities and Energy Sources	-	-	*-0.5*	*0.1*	*-0.4*			*43.1*	*-27.5*
- Other Corporates	-	-	*-0.1*	*0.2*	*0.1*			*68.4*	*-51.0*
Developed Sovereigns					0.1	0.9			
Developed Sovereigns related					-5.8	-58.3			

Sensitivity to exchange rates

The economic impact resulting from appreciation and depreciation by 1%, 5% and 10% is evaluated for each foreign currency relative to all the others. The exposure to various foreign currencies is also expressed as the "cash-equivalent delta" in euros: this represents the equivalent value in euros of the foreign currency sum that would expose to the same exchange risk deriving from the real portfolio.

(€ million)

EXCHANGE RATES	DELTA CASH-EQUIVALENT	-10%	-5%	-1%	+1%	+5%	+10%
EUR	-	21.7	3.6	-0.7	2.2	14.2	60.3
USD	102.9	9.0	3.9	-0.1	1.0	17.8	66.6
GBP	-279.5	26.4	11.7	3.2	-2.8	-13.5	-24.1
CHF	-300.1	48.5	16.6	3.0	-3.0	-17.8	-46.4
JPY	86.7	10.5	0.5	-0.5	0.9	4.5	-0.1

Sensitivity to equity prices and commodities prices

The sensitivity to equity prices is expressed by two methods:

- as "cash-equivalent delta," i.e. as the equivalent value in euros of the quantity of underlying that would expose to the same risk deriving from the real portfolio;
- as the economic result deriving from the increase or decrease of the spot prices by 1%, 5%, 10% and 20%.

The cash-equivalent delta and the 1% delta (or the economic impact resulting from a 1% increase in spot prices) are calculated both in detail by geographic region (supposing that all the equity markets belonging to each region were perfectly correlated) and in total (thus supposing a perfect correlation between all equity markets). Sensitivity to variations of 5%, 10% and 20% is calculated exclusively in total.

In addition, the sensitivity to commodities prices is also calculated according to the criteria indicated above. The latter, considering the marginality of the exposure compared to the exposure to the other types of risk, comprises a single category.

(€ million)

	DELTA CASH-EQUIVALENT	-20%	-10%	-5%	-1%	+1%	+5%	+10%	+20%
Equities									
All markets	81.8	-33.5	-3.0	-4.5	-	0.8	11.4	18.4	47.6
Europe	-156.1					-1.6			
US	-91.9					-0.9			
Japan	-13.5					-0.1			
United Kingdom	5.9					0.1			
Switzerland	-8.5					-0.1			
CEE	66.9					0.7			
Others	89.0					0.9			
Commodities									
All markets	7.1	1.3	-0.2	-0.3	-0.1	0.1	0.4	1.0	2.4

Part E) Risks and Hedging Policies (Continued)

Sensitivity to volatility of interest rates, exchange rates, equity prices

In addition to the sensitivity of financial instruments to changes in the underlying risk factor, the sensitivity to the volatility of interest rates, exchange rates and equity prices is also calculated, assuming a positive or negative change of 30% in the volatility curves or matrices.

		(€ million)
	-30%	+30%
Equities	**-127.1**	**3.4**
Interest rates	**-5.6**	**3.8**
of which: EUR	-6.3	4.8
USD	-2.9	3.2
GBP	3.7	-4.3
CHF	*0.1*	*-0.1*
JPY	*0.1*	*-0.2*
Exchange rates	**-5.0**	**-4.7**
of which: EUR_USD	1.8	-3.0
EUR_GBP	2.1	-2.6
EUR_JPY	6.3	-6.4
CHF_EUR	-0.2	-1.3
JPY_USD	-14.1	5.5

Stress test

Stress testing is defined as the valuation of the change in the portfolio value after the realization of complex scenarios predicting the simultaneous change of multiple risk factors. At present, two recession scenarios are applied over the entire portfolio of the MIB division, which are distinguished by their respective degree of severity.

"Recessionary Fears" Scenario

Represents a scenario deriving from the overflow of recession fears that, originating in the United States, spread rapidly to the rest of the world. The impact on the markets is characterized by:

- A slowing of the equity markets (-10%) associated with an increase in volatility (+15%);
- A general decrease in interest rates (from -25 to -15bps as a function of different maturities) particularly in the short term, with a more marked effect in the United States (from -50 bps to -30 bps as a function of different maturities); at the same time an increase in the volatility of interest rates is assumed (+15%);
- Generalized and significant widening of the credit spreads differentiated according to rating class and economic sector.

"Full US Recession" Scenario

Represents a scenario deriving from a real recession in the United States with "contagious" effects in the rest of the world.
The impact on the markets is characterized by:

- Significant reduction in equity prices and indices both in the United States (-25%) and elsewhere (-20%) associated with a sharp increase in volatility (+30%);
- Significant decrease in interest rates both in the United States (from -140bps to -80bps as a function of different maturities) and elsewhere (from -85bps to -10bps as a function of different maturities and the area of reference) associated with an increase in volatility (+30%);
- Generalized increase in the credit spreads differentiated according to rating class and economic sector.

The total effects of the described are shown in the following table

	(€ million)
SCENERY	TOTAL
Recessionary fears	-160,78
US Recession	-394,32

3 - Liquidity risk

Governance of liquidity risk in the UniCredit Group
At the beginning of 2007, the UniCredit Group formulated a Group Liquidity Policy which defines Governance and the principles, rules, metrics and methodologies for the measurement, management and monitoring of liquidity risk.

This policy, approved by the Board of Directors of each company of the Group, harmonizes the measurement techniques while ensuring coherence and homogeneity in the definition and monitoring of liquidity risk.

The policy defines, for four Liquidity Regional Centers (Germany - HVB, Italy - Italian companies, Austria - Bank Austria and the banks of Central Eastern Europe, Poland - Bank Pekao), the operational and risk monitoring responsibilities of the companies within their scope of consolidation.

The Parent Company consequently performs a rôle of coordination, control and final management of liquidity risk vis-à-vis the Regulatory Authority (Banca d'Italia).

The Group's model is therefore based on the centralized coordination of liquidity risk through decentralized accesses to the markets according to the principle of functional specialization, in other words the ability on the part of each bank to operate on domestic or international markets using financing instruments typical of certain countries (e.g. Pfandbriefe in Germany).

The Parent Company maintains access to the public capital market for issues of senior and subordinate instruments and/or those sensitive to variations in creditworthiness.

This approach has made it possible to diversify supply sources in terms of markets and instruments.

The circulation of cash is assured by means of a Cash Pooling system which enables the banks of the Group to finance their activities or to employ surplus liquidity through an electronic IT Market Place platform operated by the parent company's Treasury Department. This platform applies the best market rate to the counterparty, while optimizing the liquidity already present within the Group by means of a second level netting activity, i.e. a process of collecting cash from banks with a structural surplus and employing it on behalf of banks with a structural shortage. This activity is regulated by the Transfer Price Policy approved by the Board of Directors of each bank in the Group, and reduces the necessity to resort to financing sources on the market.

In approving the Group Liquidity Policy, the Group has adopted liquidity limits on short maturities and on structural liquidity risk (transformation of maturities).

These limits impose the need for prudent management of liquidity risk and have shown themselves to be effective, particularly in periods of crisis. Faced with the current crisis on the financial markets, the Group has also adopted a more prudent policy through stricter limits, warning levels on maturities of more than one month, limits on individual cash positions in currencies other than the Euro, and cash horizon goals - defined as days of survival without accessing the market.

The Group enjoys a solid short liquidity position, and in the first six months of the year has renewed, with equal economic conditions, 130% of the maturing short funds collected. This short liquidity position also benefits from a prudent policy for the management of maturity transformation which requires the Group to finance medium/long-term assets chiefly with liabilities of the same maturity, maintaining a ratio of 0.90 between total liabilities / total assets with maturities of more than one year.

In the first six months, the Group has achieved 75% of the projected medium/long-term consolidated Funding Plan, concentrating the remainder on secured instruments such as Pfandbriefe in Germany and covered bonds in Italy, soon to be issued.

[redacted]

Explanatory notes

Part H) Related-party transactions

Explanatory Notes

Part H) Related-Party Transactions

UniCredit SpA's related parties as defined by IAS 24, with whom UniCredit Group companies entered into transactions under this Section, include:

- Direct and indirect subsidiaries,
- Associates,
- Directors of UniCredit SpA (Key Management Personnel),
- Close family members of Key Management Personnel, i.e., those expected to be able to exert influence over the person concerned, and companies controlled by, or associated with, Key Management Personnel or their close family members, and
- Group employee pension funds.

In order to ensure full compliance with legislative and regulatory provisions currently in effect as regards disclosure of related-party transactions with related parties, UniCredit has for some time followed a procedure for identifying related-party transactions. Under this procedure, the decision-making bodies provide appropriate information to enable compliance with the obligations of the Directors of UniCredit, as a listed company and the Parent Company of the banking group of the same name.

The Board of Directors of the Company defined the criteria for identifying related-party, consistent with the guidelines provided by Consob in its notices 2064231 dated 30 September 2002 and 14990 dated 14 April 2005. The Managing Director/CEO of UniCredit, using the powers vested in him by the Board of Directors, proceeded to issue the guidelines necessary to comply systematically with the mentioned reporting requirements by units of the Company and by the companies belonging to the UniCredit Group.

In H1 2008 these transactions were generally carried out at arm's length. All intercompany transactions were carried out based on assessments of mutual economic benefit, and the applicable terms and conditions were established in accordance with fair dealing criteria, with a view to the common goal of creating value for the entire Group. The same principle was applied to intercompany services, as well as the principle of charging on a minimal basis for these services, solely with a view to recovering the respective production costs.

The following table sets out the **assets, liabilities and guarantees** as at 30 June 2008, for each group of related parties.

Related party disclosure (€ '000)

	FIRST HALF 2008						
	NON-CONSOLIDATED SUBSIDIARIES	NON-CONSOLIDATED JOINT VENTURES	ASSOCIATES	KEY MANAGEMENT PERSONNEL	OTHER RELATED PARTIES	TOTAL	% ON CONSOLIDATED
Financial assets held for trading	33,864	-	1,048,971	-	-	1,082,835	0.54%
Financial assets designated at fair value	5,308	-	-	-	-	5,308	0.03%
Available for sale financial assets	11,593	45	70,707	-	6,415	88,760	0.26%
Held to maturity investments	-	-	-	-	-	-	-
Loans and receivables with banks	113	-	1,005,371	-	903	1,006,387	0.83%
Loans and receivables with customers	1,002,390	2,571	685,511	2,824	339,731	2,033,027	0.34%
Other assets	14,342	1	12,750	-	275	27,368	0.19%
Total - Assets	**1,067,610**	**2,617**	**2,823,310**	**2,824**	**347,324**	**4,243,685**	**0.43%**
Deposits from banks	169,884	613,496	11,910,289	-	182,126	12,875,795	6.91%
Deposits from customers	303,861	1,765	307,991	17,205	288,497	919,319	0.23%
Debt securities in issue	-	-	314,182	-	1,154	315,336	0.09%
Other liabilities	134,045	-	7,759	-	7,252	149,056	0.58%
Total - Liabilities	**607,790**	**615,261**	**12,540,221**	**17,205**	**479,029**	**14,259,506**	**1.46%**
Guarantees given and commitments	39,466	392,547	23,190	-	52,777	507,980	0.23%

The subsidiaries given in this table - not consolidated, in that they are of limited significance - are mostly under HVB and Bank Austria.

"Other related parties" gives the aggregate of the figures relating to close family members of Key Management Personnel and companies controlled by or associated with Key Management Personnel or their close family members, as well as figures relating to Group employee pension funds of which UniCredit is the plan sponsor.

We also report that, in compliance with §136 Legislative Decree 385/93 (Consolidated Banking Act) obligations towards persons that perform management, administration and control functions were unanimously resolved by the Board of Directors and by all the Statutory Auditors, according to the methods and criteria provided by the mentioned §136.

Directors' compensation was determined by the UniCredit Shareholders' Meeting of December 16, 2005 and on May 8, 2008 the UniCredit Shareholders resolved that Directors should be entitled to a maximum compensation amount of € 1,500,000 in respect of duties performed on Board Committees - the € 400 attendance fee for all Committee meetings remaining unchanged as resolved by the Shareholders' Meeting of December 16, 2005 - and authorized the Board of Directors to allocate this amount.

As required by current regulations, we report that in H1 2008 no extraordinary or unusual transactions were carried out, either with related or with unrelated parties, whose significance or size could have given rise to misgivings as to the safety of Company assets and the protection of minority interests.

Please refer to the "Other information" Section in the Report on Operations for information on non-recurring significant events and transactions.

Part I) Share Based Payments

Explanatory Notes

Part I) Share-Based Payments

A. Qualitative information

Description of share-based payments

Outstanding instruments

Group Medium & Long Term Incentive Plans for selected employees include the following categories:

- Equity-Settled Share Based Payments,
- Cash Settled Share Based Payments[1].

The first category includes the following:

- **Stock Options** allocated to selected Top & Senior Managers and Key Talents of the Group;
- **Performance Shares** allocated to selected Top & Senior Managers and Key Talents of the Group and represented by free UniCredit ordinary shares that the Company undertakes to grant, conditional upon achieving performance targets set at Group and Division level in the Strategic Plan and any amendments thereto approved by the Board;
- **Restricted Shares** allocated to selected Middle Managers of the Group.

The second category includes synthetic "Share Appreciation Rights" linked to the share-value and performance results of some Group-Companies (Pioneer Global Asset Management and UniCredit Xelion Banca[2]).

Measurement model

Stock Option

The Hull and White Evaluation Model has been adopted to measure the economic value of stock options.

This model is based on a trinomial tree price distribution using the Boyle's algorithm and estimates the early exercise probability on the basis of a deterministic model connected to:

- reaching a Market Share Value equals to an exercise price-multiple **(M)**;
- probability of beneficiaries' early exit **(E)** after the end of the Vesting Period.

The following table shows the measurements and parameters used in relation to the Stock Options granted in 2008

Measurement of Stock Options 2008

	STOCK OPTION 2008
Exercise Price [€]	4.185
UniCredit Share Market Price [€]	4.185
Date of granting Board resolution (Grant Date)	25-Jun-2008
Vesting Period Start-Date	9-Jul-2008
Vesting Period End-Date	9-Jul-2012
Expiry date	9-Jul-2018
Exercise price - Multiple **(M)**	1.5
Exit Rate Post Vesting **(E)**	3.73%
Dividend Yield[3]	4.8459%
Volatility	20.564%
Risk Free Rate	4.649%
Stock Options' Fair Value per unit at Grant Date [€]	**0.6552**

Parameters are calculated as follows:

- **Exit rate:** annual percentage of Stock Options forfeited due to termination;
- **Dividend-Yield:** last four years average dividend-yield, according to the duration of the vesting period;
- **Volatility:** historical daily average volatility for a period equals to the duration of the vesting period;
- **Exercise Price:** arithmetic mean of the official market price of UniCredit ordinary shares during the month preceding the granting Board resolution;
- **UniCredit Share Market Price:** set equals to the Exercise Price, in consideration of the "at the money" allocation of Stock Options at the date of the grant.

Other equity instruments (Performance Shares)

The economic value of Performance Shares is measured considering the share market price at the grant date less the present value of the future dividends during the performance period. Parameters are estimated by applying the same model used for Stock Options measurement.

1. Linked to the economic value of instruments representing a Subsidiary's Shareholders' Equity.
2. Company merged into FinecoBank S.p.A. in July 2008.
3. Ratio between the average of the dividends paid by UniCredit S.p.A. from 2005 to 2008 and the stock's market value at grant date.

The following table shows the measurements and parameters used in relation to the Performance Shares granted in 2008.

Other equity Instruments (Restricted Shares)
The economic value of Restricted Shares is measured considering the share market price at grant date. Any new Restricted Shares' Plans haven't been granted during 2008.

Measurement of Performance Shares 2008	
	PERFORMANCE SHARE 2008
Date of granting Board resolution (Grant Date)	25-Jun-2008
Vesting Period Start-Date	1-Jan-2011
Vesting Period End-Date	31-Dec-2011
UniCredit Share Market Price [€]	4.185
Economic Value of Vesting Conditions [€]	-0.705
Performance Shares' Fair Value per unit at Grant Date [€]	**3.480**

B. Quantitative information

Effects on Profit or Loss
All Share-Based Payment granted after 7th November 2002 which vesting period ends after 1st January 2005 are included within the scope of the IFRS2.

Financial liabilities related to Cash-settled payment plans have been recognized if not yet settled on 1st January 2005.

Financial statement presentation related to share based payments (€ '000)

	FIRST HALF 2008		FIRST HALF 2007	
	TOTAL	VESTED PLANS	TOTAL	VESTED PLANS
Costs [1]	**6,735**		**43,145**	
- connected to Equity Settled Plans	*36,273*		*14,772*	
- connected to Cash Settled Plans [2]	*-29,538*		*28,373*	
Debts for Cash Settled Plans	**62,036**	**42,167**	**92,126**	**71,479**
-of which Intrinsic Value		*41,255*		*71,391*

1. Partly included in "other administrative expenses" and in "staff expenses - other staff" in keeping with the recognition of other monetary charges connected to the remuneration of services provided by beneficiaries.
2. The revenue booked in 2008 arises from the decrease of liabilities related to synthetic cash settled "Share Appreciation Rights" linked to the share-value and performance results of some Group-Companies.

[redacted]

Annexes

Annex 1

Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	MUNICH	GERMANY	66.67		66.67	66.67		66.67	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	(a)
A&T-PROJEKTENTWICKLUNGS-VERWALTUNGS GMBH	MUNICH	GERMANY	66.67		66.67	66.67		66.67	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	(a)
A.V. ABWICKLUNGS- UND VERMOGENSVERWALTUNGS GMBH IN LIQUIDAZIONE	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
AB IMMOBILIENVERWALTUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
ABG ANLAGENVERWERTUNGS- UND BETEILIGUNGS - GESELLSCHAFT M.B.H. & CO. 0	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	COBB BETEILIGUNGEN UND LEASING GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. OBERBAUM CITY KG	MUNICH	GERMANY	100.00		100.00	100.00		98.11	SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
					-			1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PARKKOLONNADEN KG	MUNICH	GERMANY	100.00		100.00	100.00		98.11	A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	(a)
					-			1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. STUTTGART KRONPRINZSTRASSE KG	MUNICH	GERMANY	100.00		100.00	100.00		98.11	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
					-			1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACTIVE ASSET MANAGEMENT GMBH (ex ACTIVE BOND PORTFOLIO MANAGEMENT GMBH)	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
ADFINCON - ADVANCED FINANCIAL IT CONSULTING GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
ADIBA 1981 SRL	ROME	ITALY	50.00		50.00	50.00		50.00	MCC - MEDIOCREDITO CENTRALE SPA	(b)
ADV EQUITY LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BIPOP CARIRE SPA	(b)
AGENCJA RYNKU HURTOWEGO PRODUKTOW ROLNYCH AGRO-RYNEK SA IN LIQUIDAZIONE	GLIWICE	POLAND	15.21		15.21	15.21		15.21	BANK PEKAO SA	(a)
AGRIFACTORING SPA IN LIQUIDAZIONE E IN CONCORDATO PREVENTIVO	ROME	ITALY	20.00	20.00		20.00	20.00		UNICREDIT SPA	(a)
AGROB AKTIENGESELLSCHAFT	ISMANING	GERMANY	52.72		52.72	75.02		75.02	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
AGRUND GRUNDSTUCKS-GMBH	MUNICH	GERMANY	90.00		90.00	90.00		90.00	HVB IMMOBILIEN AG	(a)
AI BETEILIGUNG GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
AIRPLUS AIR TRAVEL CARD VERTRIEBSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	33.33		33.33	33.33		33.33	DINERS CLUB CEE HOLDING AG	(a)
AKA AUSFUHRKREDIT-GESELLSCHAFT MBH	FRANKFURT	GERMANY	15.43		15.43	15.43		15.43	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
AL.GIO.FIN. SPA	BERGAMO	ITALY	60.00		60.00	60.00		60.00	BIPOP CARIRE SPA	(b)
ALEXANDERSSON REAL ESTATE I B.V.	MUNICH	GERMANY	100.00		100.00	100.00		100.00	ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	(a)
ALFA HOLDING INGATLANSZOLGALTATO KFT.	GYOR	HUNGARY	95.00		95.00	95.00		95.00	BANK AUSTRIA CREDITANSTALT AG	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
ALINT 458 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	BAD HOMBURG	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
ALKMENE IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ALLCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ALLEGRO LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
ALLIANZ ZAGREB DD	ZAGREB	CROATIA	19.90		19.90	19.90		19.90	ZAGREBACKA BANKA DD	(a)
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM	ZAGREB	CROATIA	49.00		49.00	49.00		49.00	ZAGREBACKA BANKA DD	(a)
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE OBVEZNIM	ZAGREB	CROATIA	49.00		49.00	49.00		49.00	ZAGREBACKA BANKA DD	(a)
ALLIB LEASING S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
ALLIB NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
ALLIB ROM SRL	BUCHAREST	ROMANIA	100.00		90.00	100.00		90.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					10.00			10.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	
ALLTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ALMS LEASING GMBH	SALZBURG	AUSTRIA	95.00		95.00	95.00		95.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
ALTE SCHMELZE PROJEKTENTWICKLUNGSGESELLSCHAFT MBH	DRESDA	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ALTEA VERWALTUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ALTEA VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT I KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ALTOS-IMMORENT IMMOBILIENLEASING GMBH	VIENNA	AUSTRIA	33.33		33.33	33.33		33.33	CALG IMMOBILIEN LEASING GMBH	(a)
ALV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
AMBROSIA & ARNICA HANDELSGES. M.B.H.	VIENNA	AUSTRIA	20.00		20.00	20.00		20.00	GRUNDERFONDS GMBH & CO KEG	(a)
AMPHITRYON IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ANI LEASING IFN SA	BUCHAREST	ROMANIA	100.00		90.01	100.00		90.01	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					9.96			9.96	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	
					0.01			0.01	UNICREDIT GLOBAL LEASING EXPORT GMBH	
					0.01			0.01	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	
					0.01			0.01	CALG ANLAGEN LEASING GMBH	
ANTARES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
ANTUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	90.00		90.00	90.00		90.00	HVB PROJEKT GMBH	(a)
ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	MUNICH	GERMANY	95.00		1.15	95.00		1.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
APAX EUROPE V - C, GMBH & CO. KG	MUNICH	GERMANY	17.76		17.76	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
APIR VERWALTUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)

[redacted]

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
APIR VERWALTUNGSGESELLSCHAFT MBH & CO. IMMOBILIEN- UND VERMIETUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ARANY PENZUGYI LIZING ZRT..	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT BANK HUNGARY ZRT..	(a)
ARCADIA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	HVB IMMOBILIEN AG	(a)
ARENA STADION BETEILIGUNGSVERWALTUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS G MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ARGENTUM MEDIA GMBH & CO. KG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
ARRONDA IMMOBILIENVERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ARTEMUS MACRO FUND SPC LIMITED	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	HVB ASSET MANAGEMENT ASIA LTD.	(a)
ARTIST MARKETING ENTERTAINMENT GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	MY BETEILIGUNGS GMBH	(a)
ARUNA IMMOBILIENVERMIETUNG GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
AS UNICREDIT BANK	RIGA	LATVIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ASPRA FINANCE SPA	MILAN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
ASSET MANAGEMENT BREMEN GMBH	BREMA	GERMANY	100.00		100.00	100.00		100.00	BANKHAUS NEELMEYER AG	(a)
ASSET MANAGEMENT GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ASSET SA IN LIQUIDAZIONE	WARSAW	POLAND	100.00		100.00	100.00		100.00	FINAL HOLDING SP.Z.O.O.	(a)
ASTRIM SPA	ROME	ITALY	31.30	31.30		34.78	34.78		UNICREDIT SPA	(a)
ASTROTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	HVB IMMOBILIEN AG	(a)
ATB ACCIAIERIA E TUBIFICIO DI BRESCIA SPA	RONCADELLE (BRESCIA)	ITALY	50.00		50.00	50.00		50.00	MCC - MEDIOCREDITO CENTRALE SPA	(b)
ATF BANK KYRGYZSTAN OJSC	BISHKEK	KIRGHIZISTAN	95.84		95.84	95.84		95.84	JSC ATF BANK	(a)
ATF CAPITAL B.V.	ROTTERDAM	NETHERLANDS	100.00		100.00	100.00		100.00	JSC ATF BANK	(a)
ATF FINANCE JSC	ALMATY CITY	KAZAKHSTAN	100.00		100.00	100.00		100.00	JSC ATF BANK	(a)
ATF INKASSATSIYA LTD	ALMATY CITY	KAZAKHSTAN	100.00		100.00	100.00		100.00	JSC ATF BANK	(a)
ATLANTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH	GERMANY	90.00		90.00	90.00		90.00	HVB PROJEKT GMBH	(a)
A-TRUST GESELLSCHAFT FUR SICHERHEITSSYSTEME IM ELEKTRONISCHEN DATEN	VIENNA	AUSTRIA	13.65		10.92	13.65		10.92	BANK AUSTRIA CREDITANSTALT AG	(a)
					2.73			2.73	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
AUFBAU DRESDEN GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
AUSTRIA LEASING GMBH	VIENNA	AUSTRIA	99.80		99.40	100.00		99.60	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
					0.40			0.40	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
AUTO MONDO COMPANY SA	BUCHAREST	ROMANIA	20.00		20.00	20.00		20.00	UNICREDIT TIRIAC BANK SA	(a)
AUTOGYOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
AVIVA SPA	MILAN	ITALY	49.00		49.00	49.00		49.00	UNICREDIT BANCA SPA	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
AWT HANDELS GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	AWT INTERNATIONAL TRADE AG	(a)
AWT INTERNATIONAL TRADE AG	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
AWT-HANDELS UND BETEILIGUNGS (DEUTSCHLAND) GMBH	BAD HOMBURG	GERMANY	100.00		100.00	100.00		100.00	AWT INTERNATIONAL TRADE AG	(a)
B + H IMMO PRAHA, SPOL. S R.O.	PRAGUE	CZECH REPUBLIC	19.05		19.05	19.05		19.05	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
B.I. INTERNATIONAL LIMITED	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	TRINITRADE VERMOGENSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	(a)
BA- ALPINE HOLDINGS, INC.	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	UNICREDIT BANK CAYMAN ISLANDS LTD.	(a)
BA CA LEASING (DEUTSCHLAND) GMBH	BAD HOMBURG	GERMANY	94.90		94.90	94.90		94.90	UNICREDIT GLOBAL LEASING SPA	(a)
BA CA SECUND LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA CREDITANSTALT ALPHA D.O.O. BEOGRAD	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	UNICREDIT BANK SRBIJA JSC	(a)
BA CREDITANSTALT BULUS EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA/CA-LEASING BETEILIGUNGEN GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA/CA-LEASING FINANZIERUNG GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
BAC FIDUCIARIA SPA	DOGANA	SAN MARINO	100.00		100.00	100.00		100.00	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SPA	(a)
BA-CA ADAGIO LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA-CA ADMINISTRATION SERVICES GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA ANDANTE LEASING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BACA BARBUS LEASING D.O.O	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA BAUCIS LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA-CA BETRIEBSOBJEKTE AG & CO BETA VERMIETUNGS OEG	VIENNA	AUSTRIA	100.00		0.10	100.00		0.10	MY DREI HANDELS GMBH	(a)
					99.90			99.90	BA-CA BETRIEBSOBJEKTE GMBH	(a)
BA-CA BETRIEBSOBJEKTE GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA BETRIEBSOBJEKTE PRAHA SPO L.S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	BA-CA BETRIEBSOBJEKTE GMBH	(a)
BACA CENA IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BACA CHEOPS LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BA-CA CONSTRUCTION LEASING OOO	SAN PIETROBURGO	RUSSIA	100.00		100.00	100.00		100.00	RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	(a)
BACA EXPORT FINANCE LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA FINANCE (CAYMAN) II LIMITED	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	UNICREDIT BANK CAYMAN ISLANDS LTD.	(a)
BA-CA FINANCE (CAYMAN) LIMITED	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	UNICREDIT BANK CAYMAN ISLANDS LTD.	(a)
BACA GIOCONDO NEKRETNINE D.O.O., SARAJEVO	SARAJEVO	BOSNIA AND HERCEGOVINA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BA-CA GRECO VERSICHERUNGSMANAGEMENT GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	51.02		51.02	51.02		51.02	BANK AUSTRIA CREDITANSTALT AG	(a)
BACA HYDRA LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BA-CA INFRASTRUCTURE FINANCE ADVISORY GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACA INVESTOR BETEILIGUNGS GMBH	VIENNA	AUSTRIA	24.00		24.00	24.00		24.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
BACA KOMMUNALLEASING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BACA LEASING ALFA S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA LEASING CARMEN GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA-CA LEASING DREI GARAGEN GMBH	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA LEASING GAMA S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BA-CA LEASING MAR IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA-CA LEASING MODERATO D.O.O.	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA-CA LEASING POLO, LEASING D.O.O.	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH	VIENNA	AUSTRIA	99.80		1.00	100.00		1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					98.80			99.00	CALG IMMOBILIEN LEASING GMBH	(a)
BA-CA LEASING VERSICHERUNGSSERVICE GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACA MINERVA LEASING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA MINOS LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BACA MOBILIEN UND LKW LEASING G MBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BACA NEKRETNINE D.O.O	BANJA LUKA	BOSNIA AND HERCEGOVINA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BA-CA PRESTO LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA-CA PRIVATE EQUITY GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA REAL INVEST ASSET MANAGEMENT GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
BACA ROMUS IFN SA	BUCHAREST	ROMANIA	100.00		90.01	100.00		90.01	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					9.96			9.96	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					0.01			0.01	UNICREDIT GLOBAL LEASING EXPORT GMBH	(a)
					0.01			0.01	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					0.01			0.01	CALG ANLAGEN LEASING GMBH	(a)
BA-CA WIEN MITTE HOLDING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA-GEBAUDEVERMIETUNGSGMBH	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	BA-CA-GVG-HOLDING GMBH	(a)
BA-CA-GVG-HOLDING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACAI	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACAL ALPHA D.O.O ZA POSLOVANJE NEKRETNINAMA	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACAL BETA NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
BACA-LEASING AQUILA INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA-LEASING GEMINI INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA-LEASING HERKULES INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASA	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA-LEASING MIDAS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BACA-LEASING NERO INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BACA-LEASING OMIKRON INGATLANHASZNOSTO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BACA-LEASING URSUS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BA-CREDITANSTALT LEASING ANGLA SP. Z O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BA-CREDITANSTALT LEASING DELTA SP. Z O.O.	WARSAW	POLAND	100.00		75.00	100.00		75.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					25.00			25.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CREDITANSTALT LEASING ECOS SP. Z O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA-CREDITANSTALT LEASING POLLUS SP. Z O O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	BACA MINERVA LEASING GMBH	(a)
BAL CARINA IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BAL DEMETER IMMOBILIEN LEASING G MBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
BAL HESTIA IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BAL HORUS IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
BAL HYPNOS IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
BAL LETO IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
BAL OSIRIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BAL PAN IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BAL SOBEK IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
BALEA SOFT GMBH & CO. KG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
BALEA SOFT VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
BALTIC BUSINESS CENTER SP.Z.O.O.	GDYNIA	POLAND	62.00		62.00	62.00		62.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SPA	BORGO MAGGIORE	SAN MARINO	85.35		85.35	85.35		85.35	UNICREDIT PRIVATE BANKING SPA	(a)
					...			...	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SPA	(a*)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
BANCA D' ITALY	ROME	ITALY	22.11	15.73		22.11	15.73		UNICREDIT SPA	(a)
					0.04			0.04	BIPOP CARIRE SPA	(a)
					6.34			6.34	BANCO DI SICILIA SPA	(a)
BANCA DI CREDITO DI TRIESTE SPA IN LIQ. COATTA AMM.VA	TRIESTE	ITALY	44.29		44.29	44.29	-	44.29	BIPOP CARIRE SPA	(a)
BANCA IMPRESA LAZIO SPA	ROME	ITALY	18.00	18.00		18.00	18.00		UNICREDIT SPA	(a)
BANCA UBAE SPA	ROME	ITALY	10.79	10.79		10.79	10.79		UNICREDIT SPA	(a)
BANCO DI ROME (ETHIOPIA) SH.CO. <NAZIONALIZZATA>	ADDIS ABEBA	ETHIOPIA	49.00	49.00		-	-		UNICREDIT SPA	(a)
BANCO DI SICILIA SPA	PALERMO	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
BANCO INTERFINANZAS SA	BUENOS AIRES	ARGENTINA	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA AKTIENGESELLSCHAFT & CO EDV LEASING OHG	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CAYMAN ISLANDS (MANAGEMENT) LTD.	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	UNICREDIT BANK CAYMAN ISLANDS LTD.	(a)
BANK AUSTRIA CAYMAN ISLANDS (NOMINEES) LTD.	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	UNICREDIT BANK CAYMAN ISLANDS LTD.	(a)
BANK AUSTRIA CREDITANSTALT AG	VIENNA	AUSTRIA	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
BANK AUSTRIA CREDITANSTALT IMMOBILIEN ENTWICKLUNGS- UND VERWERTUNGS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT IMMOBILIENBERATUNGS- UND SERVICE GMBH	VIENNA	AUSTRIA	100.00		40.00	100.00		40.00	BANK AUSTRIA CREDITANSTALT AG	(a)
					50.00			50.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
					10.00			10.00	BANK AUSTRIA CREDITANSTALT LEASING BAUTRAGER GMBH	(a)
BANK AUSTRIA CREDITANSTALT LEASING BAUTRAGER GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BANK AUSTRIA CREDITANSTALT LEASING IMMOBILIENANLAGEN GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	VIENNA	AUSTRIA	94.95		94.95	94.95		94.95	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT REAL INVEST IMMOBILIEN-KAPITALANLAGE GM BH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
BANK AUSTRIA CREDITANSTALT VERSICHERUNGSDIENST GMBH	VIENNA	AUSTRIA	81.00		81.00	81.00		81.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA FINANZSERVICE GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA HUNGARIA BETA LEASING KORLATOLT FELELOSSEGU TSRSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
BANK AUSTRIA LEASING ARGO IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
BANK AUSTRIA LEASING HERA IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
BANK AUSTRIA LEASING IKARUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BANK AUSTRIA LEASING MEDEA IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BANK AUSTRIA TRADE SERVICES GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA-CEE BETEILIGUNGS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK FUR TIROL UND VORARLBERG AKTIENGESELLSCHAFT	INNSBRUCK	AUSTRIA	47.39		9.85	46.63		4.93	BANK AUSTRIA CREDITANSTALT AG	(a)
					37.54			41.70	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
BANK MEDICI AG	VIENNA	AUSTRIA	25.00		25.00	25.25		25.25	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK OF VALLETTA PLC	LA VALLETTA	MALTA	14.55	14.55		14.55	14.55		UNICREDIT SPA	(a)
BANK PEKAO SA	WARSAW	POLAND	59.30	59.30		59.30	59.30		UNICREDIT SPA	(a)
BANK ROZWOJU ENERGETYKI I OCHRONY SWODOWSKA SA MEGABANK IN LIQUIDAZIONE	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANKHAUS NEELMEYER AG	BREMA	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BANKING TRANSACTION SERVICES S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANKOWE DORADZTWO PODATKOWE SPOLKA Z O.O.	CRACOW	POLAND	74.00		74.00	48.68		48.68	BANK PEKAO SA	(a)
BANKPRIVAT AG	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANKSERVICE AD	SOFIA	BULGARIA	13.76		13.76	13.76		13.76	UNICREDIT BULBANK AD	(a)
BANQUE GALLIERE SA IN LIQUIDAZIONE	PARIS	FRANCE	17.50	17.50		17.50	17.50		UNICREDIT SPA	(a)
BAREAL IMMOBILIENTREUHAND GMBH	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BASICA SPA IN LIQUIDAZIONE	POTENZA	ITALY	100.00		100.00	100.00		100.00	ASPRA FINANCE SPA	(a)
BASKET TRIESTE SRL IN FALLIMENTO	TRIESTE	ITALY	12.66	12.66		12.66	12.66		UNICREDIT SPA	(a)
BAULANDENTWICKLUNG GDST 1682/8 GMBH & CO OEG	VIENNA	AUSTRIA	100.00		99.00	100.00		99.00	CALG IMMOBILIEN LEASING GMBH	(a)
					1.00			1.00	CALG ANLAGEN LEASING GMBH	(a)
BAUSPARKASSE WUSTENROT AKTIENGESELLSCHAFT	SALZBURG	AUSTRIA	24.10		24.10	24.10		24.10	BANK AUSTRIA CREDITANSTALT AG	(a)
BAVARIA SERVICOS DE REPRESENTACAO COMERCIAL LTDA.	SAN PAOLO	BRAZIL	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BAYBG BAYERISCHE BETEILIGUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	22.52		22.52	22.52		22.52	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BAYERISCHE GARANTIEGESELLSCHAFT MBH FUR MITTELSTANDISCHE BETEILIGUNGEN	MUNICH	GERMANY	10.53		10.53	10.53		10.53	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BAYERISCHE HYPO- UND VEREINSBANK AG	MUNICH	GERMANY	95.45	95.45		95.37	95.37		UNICREDIT SPA	(a)
BAYERISCHE WOHNUNGSGESELLSCHAFT FUR HANDEL UND INDUSTRIE MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
BAYERN POWER LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BC EUROPEAN CAPITAL VII-12 L.P.	ST. PETER PORT	GUERNSEY	34.08		34.08	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BD INDUSTRIE-BETEILIGUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BDK CONSULTING	LUCK	UKRAINE	100.00		100.00	100.00		100.00	UNICREDIT BANK LTD	(a)
BDR ROME PRIMA IRELAND LTD	DUBLIN	IRLAND	99.90	99.90		99.90	99.90		UNICREDIT SPA	(a)
BE.MA.FIN	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
BEMM GEARS SRL IN LIQUIDAZIONE E CONC. PREV.	ORTONA (CHIETI)	ITALY	40.00	40.00		40.00	40.00		UNICREDIT SPA	(a)
BEOFINEST AD	BEOGRAD	SERBIA	18.75	18.75		18.75	18.75		UNICREDIT SPA	(a)
BEOWULF EURAM ENERGY CO.INVEST LLC	DELAWARE	U.S.A.	49.99		49.99	49.99		49.99	INFRAM ONE CORPORATION	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BETATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BFAG - HOLDING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BFL BETEILIGUNGSGESELLSCHAFT FUR FLUGZEUG-LEASING MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BIL AIRCRAFTLEASING GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
BIL BETEILIGUNGSTREUHAND GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
BIL IMMOBILIEN FONDS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
BIL IMMOBILIEN FONDS GMBH & CO OBJEKT PERLACH KG	MUNICH	GERMANY	100.00		94.78	99.76		94.78	ORESTOS IMMOBILIEN-VERWALTUNGS G MBH	(a)
					5.22			4.98	BIL V & V VERMIETUNGS GMBH	(a)
BIL LEASING-FONDS GMBH & CO VELUM KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BIL LEASING-FONDS VERWALTUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
BIL V & V VERMIETUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
BINDA SPA IN LIQUIDAZIONE	OLGIATE OLONA (VARESE)	ITALY	14.47		8.05	14.47		8.05	ASPRA FINANCE SPA	(a)
					6.20			6.20	UNICREDIT CORPORATE BANKING SPA	(a)
				...			...		UNICREDIT SPA	(a)
					0.02			0.02	UNICREDIT BANCA SPA	(b)
					0.09			0.09	FINECOBANK SPA	(a)
					0.10			0.10	BANCO DI SICILIA SPA	(b)
					0.01			0.01	UNICREDIT BANCA DI ROMA SPA	(b)
BIOM VENTURE CAPITAL GMBH & CO. FONDS KG	PLANEGG/ MARTINSRIED	GERMANY	23.46		23.46	20.38		20.38	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BIPOP CARIRE SPA	BRESCIA	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
BIURO INFORMACJI KREDYTOWEJ SA	WARSAW	POLAND	30.71		30.71	15.00		15.00	BANK PEKAO SA	(a)
BKS BANK AG (EHEM.BANK FUR KARNTEN UND STEIERMARK AG)	KLAGENFURT	AUSTRIA	36.03		8.02	37.29		7.36	BANK AUSTRIA CREDITANSTALT AG	(a)
					28.01			29.93	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
BLB EXPORT- IMPORT D.O.O.	BANJA LUKA	BOSNIA AND HERCEGOVINA	49.00		49.00	49.00		49.00	UNICREDIT BANK AD BANJA LUKA	(a)
BLUE CAPITAL DRITTE EUROPA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EQUITY GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL EQUITY I GMBH & CO.KG	HAMBURG	GERMANY	20.68		20.68	20.68		20.68	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL EQUITY MANAGEMENT GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL EQUITY SEKUNDAR GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL ERSTE KANADA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EUROPA ERSTE IMMOBILIEN - OBJEKT NIEDERLANDE - VERWALTUNG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
BLUE CAPITAL EUROPA IMMOBILIEN GMBH & CO. ACHTE OBJEKTE GROBRITANNIEN	HAMBURG	GERMANY	100.00		9.09	100.00		9.09	BLUE CAPITAL TREUHAND GMBH	(a)
					90.91			90.91	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EUROPA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL FONDS GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	(a)
BLUE CAPITAL IMMOBILIEN UND VERWALTUNG SEKUNDAR GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL INITIATOREN GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL METRO AMERIKA INC.	ATLANTA	U.S.A.	100.00		100.00	100.00		100.00	WEALTH CAPITAL INVESTMENT INC.	(a)
BLUE CAPITAL NOTE ERSTE GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL PRIVATE ASSETS GMBH	(a)
BLUE CAPITAL NOTE VERWALTUNGS GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL PRIVATE ASSETS GMBH	(a)
BLUE CAPITAL PENNSYLVANIA INC.	WASHINGTON	U.S.A.	100.00		100.00	100.00		100.00	WEALTH CAPITAL INVESTMENT INC.	(a)
BLUE CAPITAL PRIVATE ASSETS GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL REAL ESTATE GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL STIFTUNGSTREUHAND G MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL TREUHAND GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL ZWEITE EUROPA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL ZWEITE USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE DOLPHIN HANDELS-GMBH	LINZ	AUSTRIA	33.81		33.81	33.81		33.81	GRUNDERFONDS GMBH & CO KEG	(a)
BOB ASSET MANAGEMENT COMPANY LTD	MUMBAI	INDIA	51.00		51.00	51.00		51.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
BODE GRABNER BEYE TRUST GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	BODEHEWITT AG & CO. KG	(a)
BODEHEWITT AG & CO. KG	GRUNWALD	GERMANY	72.25		72.25	72.25		72.25	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BODEHEWITT BETEILIGUNGS AG	GRUNWALD	GERMANY	72.25		72.25	72.25		72.25	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BONUM ANLAGE-UND BETEILIGUNGSGESELLSCHAFT MBH	BREMA	GERMANY	100.00		100.00	100.00		100.00	BANKHAUS NEELMEYER AG	(a)
BORDER LEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFTM.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BORICA AD	SOFIA	BULGARIA	13.88		13.88	13.88		13.88	UNICREDIT BULBANK AD	(a)
BOSTON CAPITAL VENTURES V, L.P.	DELAWARE	U.S.A.	19.98		19.98	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BOX 2004 SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
BPH BANK HIPOTECZNY SA	WARSAW	POLAND	100.00		99.95	100.00		99.95	BANK PEKAO SA	(a)
					0.05			0.05	FINAL HOLDING SPZ.O.O.	(a)
BPH REAL ESTATE SA	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
BREAKEVEN SRL	VERONA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CREDIT MANAGEMENT BANK SPA	(a)
BREWO GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BTG BETEILIGUNGSGES. HAMBURG MBH	HAMBURG	GERMANY	13.57		13.57	13.57		13.57	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
BUCHSTEIN IMMOBILIENVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BUDAPESTI ERTEKTOZSDE RT.	BUDAPEST	HUNGARY	25.20		25.20	25.20		25.20	UNICREDIT BANK HUNGARY ZRT..	(a)
BULBANK LEASING EAD	SOFIA	BULGARIA	100.00		49.00	100.00		49.00	UNICREDIT BULBANK AD	(a)
					51.00			51.00	UNICREDIT GLOBAL LEASING SPA	(a)
BURGSCHAFTSGEMEINSCHAFT HAMBURG GMBH	HAMBURG	GERMANY	10.50		10.50	10.50		10.50	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BUSINESS CENTRE SA IN LIQUIDAZIONE	WARSAW	POLAND	12.50		12.50	12.50		12.50	BANK PEKAO SA	(a)
BV CAPITAL GMBH & CO. BETEILIGUNGS KG NO. 1	MUNICH	GERMANY	16.76		16.76	16.76		16.76	BLUE CAPITAL EQUITY GMBH	(a)
BV FINANCE PRAHA S.R.O. IN LIQUIDAZIONE	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. SCHLOSSBERG-PROJEKTENTWICKLUNGS-	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
BWF BETEILIGUNGSGESELLSCHAFT WIRTSCHAFTSFORDERUNG MBH	HAMBURG	GERMANY	50.00		50.00	50.00		50.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
C.D.F. CENTRO DIFFUSIONI FONOGRAFICHE SRL	ROME	ITALY	80.00		80.00	80.00		80.00	MCC - MEDIOCREDITO CENTRALE SPA	(b)
C.I.M. BETEILIGUNGEN 1998 GMBH	VIENNA	AUSTRIA	33.33		33.33	33.33		33.33	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
C.I.M. UNTERNEHMENSBETEILIGUNG-UND ANLAGEVERMIETUNGS GMBH	VIENNA	AUSTRIA	33.33		33.33	33.33		33.33	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
C.I.M.VERWALTUNG UND BETEILIGUNGEN 1999 GMBH	VIENNA	AUSTRIA	33.33		33.33	33.33		33.33	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
CA IB CORPORATE FINANCE D.D.	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
CA IB CORPORATE FINANCE OOO	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	GUS CONSULTING GMBH	(a)
CA IB D.D.	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
CA IB INVEST D.O.O	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
CA IB SECURITIES (UKRAINE) AT	KIEV	UKRAINE	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
CA IMMOBILIEN ANLAGEN AKTIENGESELLSCHAFT	VIENNA	AUSTRIA	10.01		10.01	10.01		10.01	BANK AUSTRIA CREDITANSTALT AG	(a)
CABET-HOLDING-AKTIENGESELLSCHAFT	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
CAC REAL ESTATE, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CAC-IMMO S.R.O.	CESKE BUDEJOVICE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CAE PRAHA A.S.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT BANK CZECH REPUBLIC A.S.	(a)
CAFU VERMOGENSVERWALTUNG GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
CAFU VERMOGENSVERWALTUNG GMBH & CO. OEG	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
CAIBON.COM INTERNET SERVICES GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
CALA DE MEDICI IMMOBILIARE SRL	ROSIGNANO MARITTIMO (LIVORNO)	ITALY	100.00		100.00	100.00		100.00	MCC - MEDIOCREDITO CENTRALE SPA	(b)
CA-LEASING ALPHA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING BETA 2 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING DELTA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING EPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CA-LEASING EURO, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CA-LEASING KAPPA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING LAMBDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING OMEGA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING OVUS S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING PRAHA S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CA-LEASING SENIOREN PARK GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING TERRA POSLOVANJE Z NEPREMICNINAMI D.O.O.	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CA-LEASING YPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CA-LEASING ZETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CALG 307 MOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		1.00	100.00		1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					98.80			99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CALG 435 GRUNDSTUCKVERWALTUNG GMBH	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 443 GRUNDSTUCKVERWALTUNG GMBH	VIENNA	AUSTRIA	99.80		98.80	100.00		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					1.00			1.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 445 GRUNDSTUCKVERWALTUNG GMBH	VIENNA	AUSTRIA	75.00		75.00	75.00		75.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 451 GRUNDSTUCKVERWALTUNG GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
CALG ALPHA GRUNDSTUCKVERWALTUNG GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
CALG ANLAGEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CALG ANLAGEN LEASING GMBH & CO GRUNDSTUCKVERMIETUNG UND -VERWALTUNG KG	MUNICH	GERMANY	99.90		99.90	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALG GAMMA GRUNDSTUCKVERWALTUNG GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG GRUNDSTUCKVERWALTUNG GMBH	VIENNA	AUSTRIA	99.80		25.00	100.00		25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					74.80			75.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG HOTELGRUNDSTUCKVERWALTUNG GRUNDUNG 1986 GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CALG IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALG MINAL GRUNDSTUCKVERWALTUNG GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
CAL-PAPIER INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CAMERON GRANVILLE 2 ASSET MANAGEMENT INC	TAGUIG	PHILIPPINES	100.00		100.00	100.00		100.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	(a)
CAMERON GRANVILLE 3 ASSET MANAGEMENT INC.	TAGUIG	PHILIPPINES	100.00		100.00	100.00		100.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	(a)
CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	TAGUIG	PHILIPPINES	100.00		100.00	100.00		100.00	HVB ASIA LIMITED	(a)
CAPITALY ASSICURAZIONI SPA	MILAN	ITALY	49.00	49.00		49.00	49.00		UNICREDIT SPA	(a)
CAPITALY LUXEMBOURG SA	LUXEMBOURG	LUXEMBOURG	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
CAPITALY MERCHANT SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
CAPITALY PARTECIPAZIONI SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
CARD COMPLETE SERVICE BANK AG	VIENNA	AUSTRIA	50.10		50.10	50.10		50.10	BANK AUSTRIA CREDITANSTALT AG	(a)
CARDS & SYSTEMS EDV-DIENSTLEISTUNGS GMBH	VIENNA	AUSTRIA	58.00		26.00	58.00		26.00	BANK AUSTRIA CREDITANSTALT AG	(a)
					5.00			5.00	CARD COMPLETE SERVICE BANK AG	(a)
					1.00			1.00	DINERS CLUB CEE HOLDING AG	(a)
					26.00			26.00	BA-CA ADMINISTRATION SERVICES GMBH	(a)
CARLO ERBA REAGENTI SPA	RODANO (MILAN)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
CARLYLE BRITAX PARTNERS L.P.	WASHINGTON	U.S.A.	19.96		19.96	-		-	HVB CAPITAL PARTNERS AG	(a)
CAROM IMMOBILIARE SRL	ROME	ITALY	50.00		50.00	50.00		50.00	UNICREDIT CORPORATE BANKING SPA	(b)
CASA BIANCA SPA	ROME	ITALY	100.00		100.00	50.00		100.00	UNICREDIT BANCA DI ROME SPA	(b)
CASH SERVICE COMPANY	SOFIA	BULGARIA	25.00		25.00	25.00		25.00	UNICREDIT BULBANK AD	(a)
CASSA DI COMPENSAZIONE E GARANZIA SPA	ROME	ITALY	13.64	13.64		13.64	13.64		UNICREDIT SPA	(a)
CASSA DI LIQUIDAZIONE E GARANZIA SPA IN LIQUIDAZIONE	TRIESTE	ITALY	24.62	24.62		24.62	24.62		UNICREDIT SPA	(a)
CBCB - CZECH BANKING CREDIT BUREAU, A.S.	PRAGUE	CZECH REPUBLIC	20.00		20.00	20.00		20.00	UNICREDIT BANK CZECH REPUBLIC A.S.	(a)
CDM CENTRALNY DOM MAKLERSKI PEKAO SA	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
CDT ADVISOR SA, LUXEMBURG	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	PIONEER INVESTMENTS AUSTRIA GMBH	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CELER ALLGEMEINE VERMOGENSVERWALTUNGS-, INVESTITIONS- UND BERATUNGS GE	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT BANK HUNGARY ZRT..	(a)
CENTAR GRADSKI PODRUM D.O.O	ZAGREB	CROATIA	15.01		15.01	15.01		15.01	ZAGREBACKA BANKA DD	(a)
CENTAR KAPTOL D.O.O	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
CENTER FOR BUSINESS AND CULTURE AD	DOBRICH	BULGARIA	17.35		17.35	17.35		17.35	UNICREDIT BULBANK AD	(a)
CENTER HEINRICH - COLLIN - STRASSE 1 VERMIETUNGS GMBH	VIENNA	AUSTRIA	49.00		49.00	49.00		49.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
CENTER HEINRICH-COLLIN-STRASSE1 VERMIETUNGS GMBH U.CO KEG	VIENNA	AUSTRIA	83.56		83.56	83.56		83.56	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
CENTER POINT - CONNECTIVE SOFTWARE ENGINEERING GMBH	VILLACH	AUSTRIA	32.46		32.46	32.46		32.46	GRUNDERFONDS GMBH & CO KEG	(a)
CENTRAL AND EASTERN EUROPE POWER FUND LTD.	BERMUDA	BERMUDA	17.78		17.78	17.78		17.78	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
CENTRAL POLAND FUND LLC	DELAWARE	U.S.A.	53.19		53.19	53.19		53.19	BANK PEKAO SA	(a)
CENTRALE DEI BILANCI SRL SOC STUDI FINANZIARI	TURIN	ITALY	22.75	22.75		22.75	22.75		UNICREDIT SPA	(a)
CENTRUM KART SA	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
CENTRUM BANKOWOSCI BEZPOSREDNIEJ SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSC	CRACOW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
CENTRUM USLUG KSIEGOWYCH SPOLKA Z O.O.	CRACOW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
CHARADE LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		25.00	100.00		25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					74.80			75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CHARME INVESTMENTS S.C.A.	LUXEMBOURG	LUXEMBOURG	13.39		13.39	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
CHEFREN LEASING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CHINA INTERNATIONAL PACKAGING LEASING CO., LTD.	PECHINO	CHINA	17.50		17.50	17.50		17.50	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
CHINA INVESTMENT INCORPORATIONS (BVI) LTD.	TORTOLA	BRITISH VIRGIN ISLANDS	10.69		10.69	10.69		10.69	HVB HONG KONG LIMITED	(a)
CHRISTOPH REISEGGER GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	(a)
CIBELA GROUP SRL IN BANKRUPTCY	ORADEA	ROMANIA	19.63		19.63	19.63		19.63	UNICREDIT TIRIAC BANK SA	(a)
CINECITTA' ENTERTAINMENT SPA	ROME	ITALY	28.33		28.33	28.33		28.33	BANCO DI SICILIA SPA	(b)
CISIM FOOD SPA IN LIQUIDAZIONE	ROME	ITALY	45.45		45.45	45.45		45.45	CAPITALY MERCHANT SPA	(a)
CITEC IMMOBILIEN GMBH	VIENNA	AUSTRIA	35.00		35.00	35.00		35.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
CITEC VOICE SPA	ROME	ITALY	50.00		50.00	50.00		50.00	MCC - MEDIOCREDITO CENTRALE SPA	(b)
CITY CARRE VERWALTUNGS B.V.	DEN HAAG	NETHERLANDS	100.00		100.00	100.00		100.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
CITY HOTEL GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
CIVITA SICILIA SRL	PALERMO	ITALY	19.00		19.00	19.00		19.00	BANCO DI SICILIA SPA	(a)
CIVITAS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CJSC BANK SIBIR	OMSK CITY	RUSSIA	100.00		100.00	100.00		100.00	JSC ATF BANK	(a)
CJSC MICEX STOCK EXCHANGE	MOSCOW	RUSSIA	12.30		12.30	12.30		12.30	ZAO UNICREDIT BANK	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
CJSC MOSCOW INTERBANK CURRENCY EXCHANGE	MOSCOW	RUSSIA	12.74		12.74	12.74		12.74	ZAO UNICREDIT BANK	(a)
CL DRITTE CAR LEASING GMBH & CO. KG	CAM.N	GERMANY	100.00		100.00	100.00		9.09	HVB LEASING GMBH	(a)
					-			90.91	CL DRITTE CAR LEASING VERWALTUNGSGESELLSCHAFT MBH	(a)
CL DRITTE CAR LEASING VERWALTUNGSGESELLSCHAFT MBH	CAM.N	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
CMP FONDS I GMBH	BERLIN	GERMANY	32.73		32.73	24.99		24.99	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
CNP UNICREDIT VITA SPA	MILAN	ITALY	38.80	16.92		38.80	16.92		UNICREDIT SPA	(a)
					21.88			21.88	FINECO VERWALTUNG AG	(a)
CO.CE.ME. SICILIA S.C. A R.L. (FALLITA)	CANICATTI' (AGRIGENTO)	ITALY	25.32		25.32	25.32		25.32	BANCO DI SICILIA SPA	(a)
CO.RI.T. SPA IN LIQUIDAZIONE	ROME	ITALY	60.00	60.00		60.00	60.00		UNICREDIT SPA	(a)
COBB BETEILIGUNGEN UND LEASING G MBH	VIENNA	AUSTRIA	50.25		50.25	50.25		50.25	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
COFIRI SPA IN LIQUIDAZIONE	ROME	ITALY	100.00		100.00	100.00		100.00	ASPRA FINANCE SPA	(a)
COLONY SARDEGNA SAR.L.	LUXEMBOURG	LUXEMBOURG	13.22		13.22	13.22		13.22	CAPITALY MERCHANT SPA	(a)
COMES BAUCONCEPT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
COMMUNA - LEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
COMPAGNIA ITALPETROLI SPA	ROME	ITALY	49.00		49.00	49.00		49.00	UNICREDIT BANCA DI ROME SPA	(a)
COMPASS P LIMITED	PLOVDIV	BULGARIA	12.50		12.50	12.50		12.50	UNICREDIT BULBANK AD	(a)
COMTRADE GROUP B.V.	AMSTERDAM	NETHERLANDS	21.05		21.05	21.05		21.05	HVB CAPITAL PARTNERS AG	(a)
CONSORZIO CARICESE	BOLOGNA	ITALY	33.70	32.90		33.70	32.90		UNICREDIT SPA	(a)
					0.07			0.07	BIPOP CARIRE SPA	(a)
					0.07			0.07	UNICREDIT PRIVATE BANKING SPA	(a)
					0.07			0.07	UNICREDIT CORPORATE BANKING SPA	(a)
					0.07			0.07	BANCO DI SICILIA SPA	(a)
					0.07			0.07	UNICREDIT CONSUMER FINANCING BANK SPA	(a)
					0.07			0.07	UNICREDIT BANCA DI ROME SPA	(a)
					0.07			0.07	UNICREDIT XELION BANCA SPA	(a)
					0.07			0.07	UNICREDIT BANCA SPA	(a)
					0.07			0.07	UNICREDIT BANCA PER LA CASA SPA	(a)
					0.17			0.17	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SPA	(a)
CONSORZIO DIX.IT IN LIQUIDAZIONE (CONSORZIO EX ART. 2612 C.C.)	MILAN	ITALY	14.29	14.29		14.29	14.29		UNICREDIT SPA	(a)
CONSORZIO PUBLIGEST (CONSORZIO EX ART. 2612 C.C.)	BARI	ITALY	36.84		36.84	36.84		36.84	BASICA SPA IN LIQUIDAZIONE	(a)
CONSORZIO ROME RICERCHE (CONSORZIO EX ART. 2612 C.C.)	ROME	ITALY	16.67	16.67		16.67	16.67	-	UNICREDIT SPA	(a)
CONSORZIO SE.TEL. SERVIZI TELEMATICI IN LIQUIDAZIONE	NAPLES	ITALY	33.33		33.33	33.33		33.33	QUERCIA SOFTWARE SPA	(a)
CONTRA LEASING-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		74.80	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					25.00			25.00	JAUSERN-LEASING GESELLSCHAFT M.B.H.	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
CORCIANO CALZATURE (IN LIQUIDAZIONE)	ELLERA DI CORCIANO (PERUGIA)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
CORDUSIO SOCIETA' FIDUCIARIA PER AZIONI	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
CORMANO SRL	OLGIATE OLONA (VARESE)	ITALY	18.91	18.91		18.91	18.91		UNICREDIT SPA	(a)
CORNUS IMMOBILIEN- UND VERMIETUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
CORPORATE PARTECIPAZIONI SRL	VERONA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(a)
CORTINA BELLEVUE SRL	ROME	ITALY	60.00		60.00	60.00		60.00	UNICREDIT BANCA DI ROMA SPA	(b)
COSMOTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
CPF MANAGEMENT	TORTOLA	BRITISH VIRGIN ISLANDS	40.00		40.00	40.00		40.00	BANK PEKAO SA	(a)
CREDANTI HOLDINGS LIMITED	NICOSIA	CYPRUS	30.00		30.00	30.00		30.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CREDIFARMA SPA	ROME	ITALY	17.00	17.00		17.00	17.00		UNICREDIT SPA	(a)
CREDITRAS ASSICURAZIONI SPA	MILAN	ITALY	50.00		50.00	50.00		50.00	UNICREDIT BANCA SPA	(a)
CREDITRAS VITA SPA	MILAN	ITALY	50.00		50.00	50.00		50.00	UNICREDIT BANCA SPA	(a)
CS CARGO HOLDING N.V.	AMSTERDAM	NETHERLANDS	30.00		30.00	30.00		30.00	HVB CAPITAL PARTNERS AG	(a)
CUKOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
CUMTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
CVP SRL	ROME	ITALY	50.00		50.00	50.00		50.00	MCC - MEDIOCREDITO CENTRALE SPA	(b)
DAB BANK AG	MUNICH	GERMANY	76.36		76.36	76.36		76.36	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
DBC SP. ZOO	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
DC ELEKTRONISCHE ZAHLUNGSSYSTEME GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	KSG KARTEN-VERRECHNUNGS- UND SERVICEGESELLSCHAFT M.B.H.	(a)
DEBO LEASING IFN SA	BUCHAREST	ROMANIA	100.00		90.02	100.00		90.02	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					9.95			9.95	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					0.01			0.01	UNICREDIT GLOBAL LEASING EXPORT GMBH	(a)
					0.01			0.01	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					0.01			0.01	CALG ANLAGEN LEASING GMBH	(a)
DELLA VALLE FINANZIARIA (IN LIQUIDAZIONE)	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
DELLA VALLE IMMOBILIARE (IN LIQUIDAZIONE)	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT ALPHA MANAGEMENT	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT BETA MANAGEMENT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT GAMMA MANAGEMENT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
DELTATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
DESENZANO 2002 SRL	BRESCIA	ITALY	65.22		65.22	65.22		65.22	MCC - MEDIOCREDITO CENTRALE SPA	(b)
DEUTSCHE SCHIFFSBANK AG	HAMBURG	GERMANY	20.00		20.00	20.00		20.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
DEUTSCHE STRUCTURED FINANCE & LEASING GMBH & CO. ANDROMEDA KG	FRANKFURT	GERMANY	12.38		12.38	12.38		12.38	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
DEUTSCHE STRUCTURED FINANCE & LEASING GMBH & CO. MIRA KG	FRANKFURT	GERMANY	39.88		35.90	39.75		35.79	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
	FRANKFURT SUL MENO				1.64			1.63	BLUE CAPITAL FONDS GMBH	(a)
	FRANKFURT SUL MENO				2.34			2.33	BLUE CAPITAL EUROPA ERSTE IMMOBILIEN - OBJEKT NIEDERLANDE - VERWALTUNG	(a)
DFA DEGGENDORFER FREIHAFEN ANSIEDLUNGS-GMBH	DEGGENDORF	GERMANY	50.00		50.00	50.00		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
DFA DEGGENDORFER FREIHAFEN ANSIEDLUNGS-GMBH & CO.GRUNDSTUCKS-KG	DEGGENDORF	GERMANY	50.00		50.00	50.00		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
DIE ERSTE-IMMORENT-Z-EINRICHTUNGSHAUSVERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	33.20		33.20	33.20		33.20	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DIL CZECH LEASING BUDEJOVICE S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DIL CZECH LEASING CESKA LIPA S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DIL CZECH LEASING CESKY TESIN S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DIL CZECH LEASING HAVIROV S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DIL CZECH LEASING HAVIROV TESINSKA S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DIL CZECH LEASING JABLONEC NAD NISOU S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DIL CZECH LEASING JIHLAVA S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DIL CZECH LEASING KARLOVY VARY S .R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DIL CZECH LEASING KARVINA S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DIL CZECH LEASING PROSTEJOV S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DIL CZECH LEASING TRUTNOV S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DINERS CLUB CEE HOLDING AG	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT AG	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
DINERS CLUB CZECH REPUBLIC S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	DINERS CLUB CEE HOLDING AG	(a)
DINERS CLUB POLSKA SP.Z.O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	DINERS CLUB CEE HOLDING AG	(a)
DINERS CLUB SLOVAKIA S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	DINERS CLUB CEE HOLDING AG	(a)
DIONE GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
DIRANA LIEGENSCHAFTSVERWERTUNGSGESELLSCHAFT MBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
DIREKTANLAGE.AT AG	SALZBURG	AUSTRIA	100.00		100.00	100.00		100.00	DAB BANK AG	(a)
DITTA FEDERICI & IGLIORI PER COSTRUZIONI EDILIZIE SPA	ROME	ITALY	21.95		21.95	21.95		21.95	UNICREDIT BANCA DI ROME SPA	(b)
DLB LEASING, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING CZ, A.S.	(a)
DLV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DOMUS BISTRO GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
DOMUS CLEAN REINIGUNGS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
DOMUS FACILITY MANAGEMENT GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
DORION GMBH & CO. KG	MUNICH	GERMANY	94.00		94.00	94.12		92.16	NADINION OBJEKT HUESTRASSE GMBH & CO. KG	(a)
					-			1.96	NADINION VERWALTUNGSGESELLSCHAFT MBH	(a)
DOSPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	25.00		25.00	25.00		25.00	CALG ANLAGEN LEASING GMBH	(a)
DOUGHTY HANSON & CO. TECHNOLOGY LIMITED PARTNERSHIP NUMBER 3	LONDON	UNITED KINGDOM	22.28		22.28	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	BERLIN	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
DUODEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DUSSELDORF-MUNCHENER BETEILIGUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
EBPP ELECTRONIC BILL PRESENTMENT AND PAYMENT GMBH	VIENNA	AUSTRIA	45.00		45.00	45.00		45.00	PAYTRIA UNTERNEHMENSBETEILIGUNGEN GMBH	(a)
EDIPASS SPA IN LIQUIDAZIONE	POTENZA	ITALY	65.00	55.00		65.00	55.00		UNICREDIT SPA	(a)
					10.00			10.00	BASICA SPA IN LIQUIDAZIONE	(a)
EINKAUFSZENTRUM WIESELBURG ERRICHTUNGS- & BETRIEBSGMBH	VIENNA	AUSTRIA	100.00		97.55	100.00		97.55	TC-QUINTA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	(a)
					2.45			2.45	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
EK MITTELSTANDSFINANZIERUNGS AG	VIENNA	AUSTRIA	98.00		98.00	98.00		98.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ELDO SPA	ROME	ITALY	99.72		85.43	99.72		85.43	UNICREDIT CORPORATE BANKING SPA	(b)
					14.29			14.29	UNICREDIT BANCA SPA	(b)
ENDERLEIN & CO. GMBH	BIELEFELD	GERMANY	100.00		100.00	100.00		100.00	PLANETHOME AG	(a)
ENGELBERT RUTTEN VERWALTUNGSGESELLSCHAFT KOMMANDITGESELLSCHAFT	DUSSELDORF	GERMANY	30.19		30.19	30.19		30.19	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
ENTASI SRL	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
ENTE FIUGGI SPA	ROME	ITALY	80.00		80.00	80.00		80.00	UNICREDIT BANCA DI ROME SPA	(b)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
EPSSILON LIEGENSCHAFTSDEVELOPMENT GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
EQT III ISS CO-INVESTMENT L.P.	GUERNSEY	GUERNSEY	35.55		35.55	-		-	HVB CAPITAL PARTNERS AG	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHAFT MBH & CO. WINDPARK GREFRATH KG	OLDENBURG	GERMANY	68.52		68.45	68.27		68.20	HVB FONDSFINANCE GMBH	(a)
					0.07			0.07	HVBFF BETEILIGUNGSTREUHAND GMBH	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHAFT MBH & CO. WINDPARK KRAHENBERG KG	OLDENBURG	GERMANY	68.54		68.49	68.29		68.24	HVB FONDSFINANCE GMBH	(a)
					0.05			0.05	HVBFF BETEILIGUNGSTREUHAND GMBH	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHAFT MBH & CO. WINDPARK MOSE KG	OLDENBURG	GERMANY	68.54		68.49	68.29		68.23	HVB FONDSFINANCE GMBH	(a)
					0.05			0.06	HVBFF BETEILIGUNGSTREUHAND GMBH	(a)
ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFTM.B.H.	BERLIN	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
ERZET-VERMOGENSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
EURO-BOND BLUE CAPITAL MANAGEMNT GMBH	BAD SODEN	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
EURO-BOND BLUE CAPITAL VERWALTUNGS GMBH	BAD SODEN	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
EUROCLASS MULTIMEDIA HOLDING SA	LUXEMBOURG	LUXEMBOURG	13.56	13.56		27.12	27.12		UNICREDIT SPA	(a)
EUROFINANCE 2000 SRL	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
EUROLEASE AMUN IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
EUROLEASE ANUBIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
EUROLEASE IMMORENT GRUNDVERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
EUROLEASE ISIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
EUROLEASE MARDUK IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
EUROLEASE RA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.60	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H. & CO OEG	VIENNA	AUSTRIA	99.50		99.30	99.50		99.30	BANK AUSTRIA CREDITANSTALT AG	(a)
					0.20			0.20	RAMSES-IMMOBILIENHOLDING GMBH	(a)
EUROVERKETING AG	VIENNA	AUSTRIA	71.18		71.18	71.18		71.18	MY BETEILIGUNGS GMBH	(a)
EUROMEZZANINE 2 SCA IN LIQUIDAZIONE	PARIS	FRANCE	17.37	17.37		17.37	17.37		UNICREDIT SPA	(a)
EUROPA FACILITY MANAGEMENT LTD.	BUDAPEST	HUNGARY	100.00		0.40	100.00		0.40	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	(a)
					99.60			99.60	EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	(a)
EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	(a)
EUROPEAN TRUST SPA	BRESCIA	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
EUROPROGETTI & FINANZA SPA	ROME	ITALY	39.79		39.79	39.79		39.79	MCC - MEDIOCREDITO CENTRALE SPA	(a)
EUROSANITA' SPA	ROME	ITALY	11.80		11.80	11.80		11.80	CAPITALY MERCHANT SPA	(a)

[redacted]

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
EVARIS OBJEKTGESELLSCHAFT BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
EVARIS OBJEKT-GMBH & CO. KG	MUNICH	GERMANY	100.00		1.00	100.00		1.00	EVARIS OBJEKTGESELLSCHAFT BETEILIGUNGS GMBH	(a)
					99.00			99.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
EVOLUZIONE 94 SPA IN LIQUIDAZIONE	MILAN	ITALY	10.70		4.64	10.70		4.64	UNICREDIT CORPORATE BANKING SPA	(a)
					6.06			6.06	CAPITALY MERCHANT SPA	(a)
EXECUTIVE SURF SRL (FALLITA)	MILAN	ITALY	12.55		12.55	12.55		12.55	CAPITALY MERCHANT SPA	(a)
EXPANDA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
F2I SGR SPA - FONDI ITALYNI PER LE INFRASTRUTTURE SOCIETA DI GESTIONE	MILAN	ITALY	14.29	14.29		14.29	14.29		UNICREDIT SPA	(a)
FABRYKA WYROBOW FROTOWYCH I KOCOWYCH ZWOLTEX SA	ZDUNSKA WOLA	POLAND	11.73		11.73	9.07		9.07	PEKAO FUNDUSZ KAPITALOWY SP. ZOO	(a)
FACTORBANK AKTIENGESELLSCHAFT	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
FAMILY TRUST MANAGEMENT EUROPE S.A.	LUXEMBOURG	LUXEMBOURG	80.00		80.00	80.00		80.00	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	(a)
FASALEX PATENT- UND LIZENZVERWERTUNGS GMBH	KOPFING	AUSTRIA	37.10		37.10	37.10		37.10	GRUNDERFONDS GMBH & CO KEG	(a)
FELICITAS GMBH	MUNICH	GERMANY	20.80		20.80	20.80		20.80	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
FERRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PROJEKT GROSSENHAINER STRASSE KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
FGB GRUND UND BODEN GMBH & CO. KG	MUNICH	GERMANY	94.00		94.00	94.00		94.00	HVB PROJEKT GMBH	(a)
FGB GRUND UND BODEN VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	FGB GRUND UND BODEN GMBH & CO. KG	(a)
F.I.MA.	PERUGIA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
FIDES IMMOBILIEN TREUHAND GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
FIDIA SGR SPA	MILAN	ITALY	50.00	50.00		50.00	50.00		UNICREDIT SPA	(a)
FINAL HOLDING SP.Z.O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
FINAL SA	DABROWA GORNICZA	POLAND	99.82		99.82	99.84		99.84	FINAL HOLDING SP.Z.O.O.	(a)
FINANCIAL RISK MANAGEMENT GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
FINANSE PLC.	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
					...			...	FINAL HOLDING SP.Z.O.O.	(a)
FINANZBERATUNG F.4.5 GMBH I.L.	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB VERWA 4 GMBH	(a)
FINAOSTA SPA	AOSTA	ITALY	10.71	10.71		10.71	10.71		UNICREDIT SPA	(a)
FINECO CREDIT SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	FINECOBANK SPA	(a)
FINECO FINANCE LTD	DUBLIN	IRLAND	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
FINECO LEASING SPA	BRESCIA	ITALY	99.99	99.99		99.99	99.99		UNICREDIT SPA	(a)
FINECO PRESTITI SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	FINECOBANK SPA	(a)
FINECO VERWALTUNG AG	FRANKFURT	GERMANY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
FINECOBANK SPA	MILAN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
FINESCO SA	WARSAW	POLAND	18.96		18.96	18.96		18.96	FINAL HOLDING SP.Z.O.O.	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
FINMOLISE SPA - FINANZIARIA REGIONALE PER LO SVILUPPO DEL MOLISE	CAMPOBASSO	ITALY	11.84	11.84		11.84	11.84		UNICREDIT SPA	(a)
FINPIEMONTE PARTECIPAZIONI SPA	TURIN	ITALY	12.57	12.42		12.57	12.42		UNICREDIT SPA	(a)
					0.15			0.15	CAPITALY MERCHANT SPA	(a)
FIORONI INGEGNERIA SPA	PERUGIA	ITALY	30.05		30.05	30.05		30.05	UNICREDIT CORPORATE BANKING SPA	(b)
FIORONI INVESTIMENTI SPA	PERUGIA	ITALY	30.00		30.00	30.00		30.00	UNICREDIT CORPORATE BANKING SPA	(b)
FIORONI SISTEMA SPA	PERUGIA	ITALY	26.18		26.18	26.18		26.18	UNICREDIT CORPORATE BANKING SPA	(b)
FIRST SHIP LEASE LTD.	HAMILTON	BERMUDA	20.00		20.00	20.00		20.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
FM BETEILIGUNGS-GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
FM GRUNDSTUCKSVERWALTUNGS GMBH & CO. KG	BAD HOMBURG	GERMANY	94.90		94.90	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
FMC LEASING INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		70.00	100.00		70.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					30.00			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
FMZ SAVARIA SZOLGALTATO KFT	BUDAPEST	HUNGARY	75.00		75.00	75.00		75.00	UNICREDIT LEASING KFT	(a)
FMZ SIGMA PROJEKTENTWICKLUNGS GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
FOLIA LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
FONDMETALLI CONVEYORS	MONTE MARENZO (LECCO)	ITALY	90.00		90.00	90.00		90.00	UNICREDIT CORPORATE BANKING SPA	(b)
FONDO NORD OVEST	TURIN	ITALY	26.67		26.67	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
FONTANA HOTELVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
FOOD & MORE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
FORUM POLSKIEGO BIZNESU MEDIA SP.Z O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	PROPERTY SP. Z.O.O. (IN LIQUIDAZIONE)	(a)
FREE-TAX ZONE BOURGAS AD	BOURGAS	BULGARIA	15.65		15.65	15.65		15.65	UNICREDIT BULBANK AD	(a)
FUGATO LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
G.B.S. - GENERAL BROKER SERVICE SPA	ROME	ITALY	20.00	20.00		20.00	20.00		UNICREDIT SPA	(a)
G.E. GRUPPO ELDO	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
G.F. UNO SPA	ARICCIA (ROME)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA DI ROMA SPA	(b)
G.F.S. MANAGEMENT KANTOOR B.V.	DEN HAAG	NETHERLANDS	100.00		100.00	100.00		100.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
G.M.P. SPA	MARSCIANO (PERUGIA)	ITALY	30.00		30.00	30.00		30.00	MCC - MEDIOCREDITO CENTRALE SPA	(b)
G.N.E. GLOBAL GRUNDSTUCKSVERWERTUNG GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

			% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS				
NAME	MAIN OFFICE		TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
GALILEO GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
GAMMATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
GANYMED IMMOBILIENVERMIETUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.00		99.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
GAS OROBICA SRL	CORTENUOVA (BERGAMO)	ITALY	100.00		100.00	100.00		100.00	MCC - MEDIOCREDITO CENTRALE SPA	(b)
GBS GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.00		99.00	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
GCCS GOLFANLAGEN ERRICHTUNGS- UND VERWALTUNGS GMBH	BERLIN	GERMANY	100.00		100.00	100.00		100.00	GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	(a)
GE IMMOBILIENVERWALTUNGS-GMBH	MUNICH	GERMANY	98.00		98.00	98.00		98.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
GE IMMOBILIENVERWALTUNGS-GMBH & CO. GRUNDSTUCKS-KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
GE.S.E.T.T. - GESTIONE SERVIZI ESAZIONE TRIBUTI E TESORERIE SPA IN LIQUIDAZIONE	NAPLES	ITALY	98.45	98.45		98.45	98.45		UNICREDIT SPA	(a)
GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		1.00	100.00		1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					98.80			99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
GEMEINDELEASING GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		25.00	100.00		25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					37.30			37.50	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					37.50			37.50	CALG IMMOBILIEN LEASING GMBH	(a)
GEPAFIN SPA	PERUGIA	ITALY	16.52	16.52		16.52	16.52		UNICREDIT SPA	(a)
GERMANINCUBATOR ERSTE BETEILIGUNGS GMBH	MUNICH	GERMANY	39.60		39.60	9.90		9.90	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
GESCHUTZTE WERKSTATTE WR. NEUSTADT GESELLSCHAFT M.B.H.	WR. NEUSTADT	AUSTRIA	14.29		14.29	14.29		14.29	BANK AUSTRIA CREDITANSTALT AG	(a)
GESFO GEMEINNUTZIGE BAU- UND SIEDLUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	25.00		25.00	25.00		25.00	BANK AUSTRIA CREDITANSTALT AG	(a)
GIAR GESTIONE ITALYNA AZIENDE RIUNITE	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
GIMMO IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
GLAMAS BETEILIGUNGSVERWALTUNGS GMBH & CO ALPHA KEG	VIENNA	AUSTRIA	99.80		99.80	100.00		66.67	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					-			33.33	CALG IMMOBILIEN LEASING GMBH	(a)
GLOBAL LIFE SCIENCE LIMITED PARTNERSHIP	ST. PETER PORT	GUERNSEY	23.84		23.84	23.84		23.84	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
GLS (GP) LIMITED	ST. PETER PORT	GUERNSEY	15.12		15.12	15.12		15.12	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
GOETHE GALERIE CENTERMANAGEMENT GMBH	JENA	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	BERLIN	GERMANY	94.00		94.00	94.00		94.00	HVB PROJEKT GMBH	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
GOLFPARL KLOPEINERSEE-SUDKARNTEN GMBH & CO. KG	ST. KANZIAN	AUSTRIA	15.41		11.24	-		-	BANK AUSTRIA CREDITANSTALT AG	(a)
					4.17			-	WIRTSCHAFTSVEREIN DER MITARBEITERINNEN DER BANK AUSTRIA CREDITANSTALT, REG.GEN.M.B.H.	(a)
GOLFPLATZ SCHLOSS EBREICHSDORF ERRICHTUNGS- UND VERMIETUNGS G MBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	FM BETEILIGUNGS-GMBH	(a)
GRADSKI PODRUM D.D. IN LIQUIDAZIONE	ZAGREB	CROATIA	69.80		15.04	69.80		15.04	ZAGREBACKA BANKA DD	(a)
					54.76			54.76	ZABA TURIZAM D.O.O	(a)
GRAND CENTRAL RE LIMITED	HAMILTON	BERMUDA	92.50		92.50	92.50		92.50	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
GRAND HOTEL SAVOIA	CORTINA D'AMPEZZO (BELLUNO)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
GREENGOLD KERNE'L HANDELS GMBH	ST. MAREIN BEI GRAZ	AUSTRIA	20.00		20.00	20.00		20.00	GRUNDERFONDS GMBH & CO KEG	(a)
GROSSKUGEL IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
GRUNDERFONDS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BA-CA PRIVATE EQUITY GMBH	(a)
GRUNDERFONDS GMBH & CO KEG	VIENNA	AUSTRIA	100.00		100.00	100.00		-	BANK AUSTRIA CREDITANSTALT AG	(a)
					-			100.00	GRUNDERFONDS GMBH	(a)
GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	MUNICH	GERMANY	98.24		98.24	98.24		98.24	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
GRUNDSTUCKSGESELLSCHAFT SIMON BESCHRANKT HAFTENDE KOMMANDITGESELLSCHAF	MUNICH	GERMANY	100.00		7.50	100.00		7.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
					92.50			92.50	DUSSELDORF-MUNCHENER BETEILIGUNGSGESELLSCHAFT MBH	(a)
GRUNDSTUCKSVERWALTUNG LINZ-MITTE GMBH	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H. & CO. KG.	BREGENZ	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					-			-	BA/CA-LEASING BETEILIGUNGEN GMBH	(a)
GRUWA GRUNDBAU UND WASSERBAU GMBH	BERLIN	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
GUS CONSULTING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
GUSTAV-KRAMER-STRASSE 5C VERWALTUNGS GMBH	VIENNA	AUSTRIA	25.50		25.50	25.50		25.50	BANK AUSTRIA CREDITANSTALT AG	(a)
H & B IMMOBILIEN GMBH & CO. OBJEKTE KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
H.F.S ISTANBUL 1 GAYRIMENKUL YONETIMI LIMITED SIRKETI	ISTANBUL	TURKEY	100.00		1.00	100.00		1.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
					99.00			99.00	H.F.S. IMMOBILIENFONDS GMBH & CO. EUROPA 4 KG	(a)
H.F.S. BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	MUNICH	GERMANY	100.00		10.00	100.00		10.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					90.00			90.00	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	(a)
H.F.S. IMMOBILIENFONDS DEUTSCHLAND 19 GMBH & CO. KG	MUNICH	GERMANY	100.00		50.00	100.00		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
					50.00			50.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
H.F.S. IMMOBILIENFONDS EUROPA 1 BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 2 BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 3 BETEILIGUNGS B.V.	DEN HAAG	NETHERLANDS	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS GMBH & CO. EUROPA 4 KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. IMMOBILIENFONDS GMBH & CO. EUROPA 5 KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. ISTANBUL 2 GAYRIMENKUL YONETIMI LIMITED SIRKETI	ISTANBUL	TURKEY	100.00		1.00	100.00		1.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
					99.00			99.00	H.F.S. IMMOBILIENFONDS GMBH & CO. EUROPA 4 KG	(a)
H.F.S. KOMPLEMENTARS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH	EBERSBERG	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'ECUADOR' KG	MANNHEIM	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'HAITI' KG	MANNHEIM	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'JAVA' KG	MANNHEIM	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'KOREA' KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'KUBA' KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'MALAYSIA' KG	MANNHEIM	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'PANAMA' KG	MANNHEIM	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'THAILAND' KG	MANNHEIM	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGSFONDS GMBH & CO. DEUTSCHLAND 'HAWAI' KG	MANNHEIM	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. SCHIFFS-LEASINGFONDS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. LEASINGFONDS GMBH	(a)
H.F.S. VALUE MANAGEMENT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. ZWEITMARKTFONDS DEUTSCHLAND 3 KG GMBH & CO. KG	MUNICH	GERMANY	100.00		50.00	100.00		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
					50.00			50.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. ZWEITMARKTFONDS DEUTSCHLAND 4 GMBH & CO. KG	MUNICH	GERMANY	100.00		50.00	100.00		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
					50.00			50.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. ZWEITMARKTFONDS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
HALOS GMBH & CO. OBJEKT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVZ GMBH & CO. OBJEKT KG	(a)

[redacted]

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HANSA-NORD-LUX MANAGEMENTGESELLSCHAFT	LUXEMBOURG	LUXEMBOURG	50.00		50.00	50.00		50.00	NORDINVEST NORDDEUTSCHE INVESTMENT-GESELLSCHAFT MBH	(a)
HANSEATISCHE VERLAGS-BETEILIGUNGS AKTIENGESELLSCHAFT	HAMBURG	GERMANY	31.25		31.25	31.25		31.25	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
HASSER IMMOBILIARE	FROSINONE	ITALY	50.00		50.00	50.00		50.00	UNICREDIT CORPORATE BANKING SPA	(b)
HAUS VIOLA SONNENBLUME SENIORENBETREUUNGSGESELLSCHAFT MBH & CO KEG	VIENNA	AUSTRIA	99.80		99.80	100.00		66.67	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					-			33.33	BA-CA ADAGIO LEASING GMBH	(a)
HAWA GRUNDSTUCKS GMBH & CO. OHG HOTELVERWALTUNG	MUNICH	GERMANY	100.00		99.50	100.00		99.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
					0.50			0.50	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
HAWA GRUNDSTUCKS GMBH & CO. OHG IMMOBILIENVERWALTUNG	MUNICH	GERMANY	100.00		99.50	100.00		99.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
					0.50			0.50	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
HEIZKRAFTWERK COTTBUS VERWALTUNGS GMBH	MUNICH	GERMANY	33.33		33.33	33.33		33.33	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HEIZKRAFTWERKE-POOL-VERWALTUNGS-GMBH	MUNICH	GERMANY	33.33		33.33	33.33		33.33	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HEKLA IMMOBILIEN PROJEKTENTWICKLUNGS GMBH & CO. HOTEL JENA KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HEKLA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	(a)
HEKLA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
HEKLA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
HERACLIA DI CLAUDIO E PIERANGELO COLLA	S.DONA' DI PIAVE (VENICE)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA SPA	(b)
HERKU LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		25.00	100.00		25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					74.80			75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HISI - HOLDING DI INVESTIMENTO IN SANITA' ED INFRASTRUTTURE SRL	MILAN	ITALY	40.00		40.00	40.00		40.00	CAPITALY MERCHANT SPA	(a)
HVIS MANAGEMENT INFORMATION & SERVICE GMBH	MUNICH	GERMANY	100.00		75.00	100.00		75.00	HVB PROJEKT GMBH	(a)
					25.00			25.00	HVB TECTA GMBH	(a)
HOFGARTEN GRUNDBESITZ VERWALTUNG GMBH	BERLIN	GERMANY	49.60		49.60	49.60		49.60	HVB PROJEKT GMBH	(a)
HOFGARTEN REAL ESTATE B.V.	AMSTERDAM	NETHERLANDS	47.17		47.17	50.52		50.52	TERRONDA DEVELOPMENT B.V.	(a)
HOKA LEASING-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		25.00	100.00		25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					74.80	-		75.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
HONEU LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		25.00	100.00		25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					75.00			75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HOTEL SEDDINER SEE GMBH	BERLIN	GERMANY	94.00		94.00	94.00		94.00	HVB PROJEKT GMBH	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
HP IT-SOLUTIONS GMBH	INNSBRUCK	AUSTRIA	22.22		11.11	22.22		11.11	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
					11.11			11.11	DIREKTANLAGE.AT AG	(a)
HROK D.O.O	ZAGREB	CROATIA	14.00		14.00	14.00		14.00	ZAGREBACKA BANKA DD	(a)
HSBC INFRASTRUCTURE FUND II L.P. A	LONDON	UNITED KINGDOM	15.00		15.00	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HUMAN RESOURCES SERVICE AND DEVELOPMENT GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
HVB - LEASING PLUTO KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB ALTERNATIVE ADVISORS LLC	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB ALTERNATIVE FINANCIAL PRODUCTS AG	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB ASIA ADVISERS SDN. BHD.	KUALA LAMPUR	MALESIA	100.00		100.00	100.00		100.00	HVB ASIA LIMITED	(a)
HVB ASIA LIMITED	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB ASSET LEASING LIMITED	LONDON	UNITED KINGDOM	100.00		-	100.00		-	HVB LONDON INVESTMENTS (CAM) LIMITED	(a)
					100.00			100.00	HVB INTERNATIONAL ASSET LEASING GMBH	(a)
HVB ASSET MANAGEMENT ASIA LTD.	SINGAPORE	SINGAPORE	100.00		100.00	100.00		100.00	HVB ASIA LIMITED	(a)
HVB ASSET MANAGEMENT HOLDING G MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB VERWA 4 GMBH	(a)
HVB AUSTRALIA PTY LTD.	SYDNEY	AUSTRALIA	100.00		100.00	100.00		100.00	HVB ASIA LIMITED	(a)
HVB AUTO LEASING EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	HVB LEASING OOD	(a)
HVB BANCA PENTRU LOCUINTE SA	BUCHAREST	ROMANIA	100.00		35.00	100.00		35.00	BANK AUSTRIA CREDITANSTALT AG	(a)
					10.00			10.00	UNICREDIT TIRIAC BANK SA	(a)
					55.00			55.00	VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	(a)
HVB BANQUE LUXEMBOURG SOCIETE ANONYME	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB BETEILIGUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPE BLANC LLC	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	HVB U.S. FINANCE INC.	(a)
HVB CAPITAL ASIA LIMITED	HONG KONG	HONG KONG	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL LLC	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL LLC II	WILMINGTON	U.S.A	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL LLC III	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL LLC VI	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL LLC VIII	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL PARTNERS AG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB CAPITAL PARTNERS SAR.L.	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	HVB CAPITAL PARTNERS AG	(a)
HVB CESAR D.O.O. BEOGRAD	BEOGRAD	SERBIA	100.00		70.00	100.00		70.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					30.00			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB CONSULT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB DIREKT GESELLSCHAFT FUR DIREKTSERVICE UND DIREKTVERTRIEB MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB EXPERTISE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB EXPORT LEASING GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB FIERO LEASING OOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB FINANCE LONDON LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB FINANCNE SLUZBY S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT BANK SLOVAKIA AS	(a)
HVB FONDSFINANCE GMBH	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	(a)
HVB FUNDING TRUST II	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB FUNDING TRUST VIII	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB GESELLSCHAFT FUR GEBAUDE BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB GLOBAL ASSETS COMPANY (GP), LLC	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB GLOBAL ASSETS COMPANY L.P.	NEW YORK	U.S.A.	5.00		0.01	5.00		0.01	HVB GLOBAL ASSETS COMPANY (GP), LLC	(a)
					4.99			4.99	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB HONG KONG LIMITED	HONG KONG	HONG KONG	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB IMMOBILIEN AG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB INDUSTRIEBETEILIGUNGSGESELLSCHAFT SAR.L	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB INFORMATION SERVICES GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB INTERNATIONAL ASSET LEASING G MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB INVESTITIONSBANK GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
HVB INVESTMENTS (UK) LIMITED	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LEASING CPB D.O.O.	SARAJEVO	BOSNIA AND HERCEGOVINA	100.00		70.00	100.00		70.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					30.00			30.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING CZECH REPUBLIC S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB LEASING GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LEASING INTERNATIONAL GMBH & CO. KG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
HVB LEASING LIMITED PARTNERSHIP	WILMINGTON	U.S.A.	100.00		1.00	100.00		100.00	HVB CAPE BLANC LLC	(a)
					99.00			-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LEASING MAX INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB LEASING OOD	SOFIA	BULGARIA	100.00		90.00	100.00		90.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					10.00			10.00	UNICREDIT BULBANK AD	(a)
HVB LEASING SLOVAKIA S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB LIFE SCIENCE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LIFE SCIENCE GMBH & CO. BETEILIGUNGS-KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (AVON) LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (BLACKWATER) LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (CAM) LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB LONDON TRADING LTD.	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB MG LLC	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	HVB ENERGY HOLDINGS LLC	(a)
HVB MORTGAGE CAPITAL CORP.	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	HVB U.S. FINANCE INC.	(a)
HVB PGUP LLC	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	HVB ENERGY HOLDINGS LLC	(a)
HVB PRINCIPAL EQUITY GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB PROFIL GESELLSCHAFT FUR PERSONALMANAGEMENT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB PROJEKT EMILIENHOF GMBH & CO. KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
HVB PROJEKT EMILIENHOF VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
HVB PROJEKT GMBH	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	HVB IMMOBILIEN AG	(a)
HVB PROJEKT IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
HVB RATING ADVISORY GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB REALITY CZ, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT BANK CZECH REPUBLIC A.S.	(a)
HVB REALTY CAPITAL INC.	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	HVB U.S. FINANCE INC.	(a)
HVB RUSSELL MANAGEMENT GMBH	MUNICH	GERMANY	51.00		51.00	51.00		51.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB SECUR GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB SERVICES SOUTH AFRICA (PROPRIETARY) LIMITED	JOHANNESBURG	SOUTH AFRICAN REPUBLIC	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB SINGAPORE LIMITED	SINGAPORE	SINGAPORE	100.00		100.00	100.00		100.00	HVB ASIA LIMITED	(a)
HVB SUPER LEASING EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB TECTA GMBH	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	HVB IMMOBILIEN AG	(a)
HVB U.S. FINANCE INC.	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB VERWA 1 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB VERWA 3 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB VERWA 4 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB VERWA 4.1 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 4.4 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 4.6 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 5 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB VERWA 5 GMBH & CO. RESTRUKTURIERUNG KG	BOCHUM	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB VERWA 7 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVB VERWA 8 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
HVBFF BAUMANAGEMENT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF BETEILIGUNGSTREUHAND GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF INTERNATIONAL GREECE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVBFF INTERNATIONALE LEASING GMBH	(a)
HVBFF INTERNATIONALE LEASING GMBH	MUNICH	GERMANY	100.00		90.00	100.00		90.00	HVB FONDSFINANCE GMBH	(a)
					10.00			10.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF KAPITALVERMITTLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO ERSTE KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING OBJEKT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)

[redacted]

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVBFF LEASING-FONDS VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF OBJEKT BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF OBJEKT LEIPZIG GMBH	LEIPZIG	GERMANY	70.00		70.00	70.00		70.00	HVB FONDSFINANCE GMBH	(a)
HVBFF PRODUKTIONSHALLE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
HVB-LEASING AIDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING ATLANTIS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING DANTE INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING FIDELIO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
HVB-LEASING FORTE INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING GARO KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING HAMLET INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING JUPITER KFT	BUDAPEST	HUNGARY	100.00		70.00	100.00		70.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					30.00			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING LAMOND INGATLANHASZNOSITO KFT.	BUDAPEST	HUNGARY	100.00		70.00	100.00		70.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					30.00			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING MAESTOSO INGATLANHASZNOSITO KFT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING NANO KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING OTHELLO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		96.67	100.00		96.67	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					3.33			3.33	BACA-LEASING MIDAS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	(a)
HVB-LEASING ROCCA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
HVB-LEASING RUBIN KFT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING SMARAGD KFT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVB-LEASING SPORT INGATLANHASZNOSITO KOLATPOT FEOEOASSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
HVB-LEASING ZAFIR KFT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
HVZ GMBH & CO. OBJEKT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
HVZ GMBH & CO. OBJEKT UNTERFOHRING KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HYPERION IMMOBILIENVERMIETUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.00		99.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
HYPO (UK) HOLDINGS LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					...			...	HVB IMMOBILIEN AG	(a)
HYPO-BA LEASING SUD GMBH	KLAGENFURT	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT GLOBAL LEASING SPA	(a)
HYPO-BANK VERWALTUNGSZENTRUM GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
HYPO-BANK VERWALTUNGSZENTRUM GMBH & CO. KG OBJEKT ARABELLASTRASSE	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
HYPO-REAL HAUS & GRUNDBESITZ GESELLSCHAFT MBH & CO. IMMOBILIEN	MUNICH	GERMANY	80.00		80.00	80.00		80.00	HVB PROJEKT GMBH	(a)
HYPO-REAL HAUS- UND GRUNDBESITZ GESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
HYPOVEREINS IMMOBILIEN EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT BULBANK AD	(a)
HYPOVEREINSFINANCE N.V.	AMSTERDAM	NETHERLANDS	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
I.C.M.	REZZATO (BRESCIA)	ITALY	61.00		61.00	61.00		61.00	UNICREDIT BANCA SPA	(b)
I.M.E.S. - INDUSTRIA MECCANICA E STAMPAGGIO	SUMIRAGO (VARESE)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
ICLA COSTRUZIONI GENERALI	NAPLES	ITALY	26.02		26.02	26.02		26.02	UNICREDIT BANCA DI ROME SPA	(b)
I-FABER SOCIET PER AZIONI	MILAN	ITALY	65.32	65.32		65.32	65.32		UNICREDIT SPA	(a)
IFEM IN LIQUIDAZIONE	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
IGICOR (IN LIQUIDAZIONE)	VERONA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CREDIT MANAGEMENT BANK SPA	(b)
IGM SPA	SANT'ELPIDIO A MARE (ASCOLI PICENO)	ITALY	100.00		100.00	100.00		100.00	MCC - MEDIOCREDITO CENTRALE SPA	(b)
III-INVESTMENTS LUXEMBOURG SA	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	INTERNATIONALES IMMOBILIEN-INSTITUT GMBH	(a)
ILTE HOLDING SPA	TURIN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA DI ROME SPA	(b)
IMAT (IN LIQUIDAZIONE)	CASTEL SAN PIETRO TERME (BOLOGNA)	ITALY	96.67		96.67	96.67		96.67	UNICREDIT CORPORATE BANKING SPA	(b)
IMM.EDIL.SE	ROME	ITALY	50.00		50.00	50.00		50.00	UNICREDIT CORPORATE BANKING SPA	(b)
IMMOBILIARE PIEMONTE SPA	ROME	ITALY	100.00		100.00	100.00		100.00	MCC - MEDIOCREDITO CENTRALE SPA	(a)
IMMOBILIEN RATING GMBH	VIENNA	AUSTRIA	99.00		19.00	99.00		19.00	BANK AUSTRIA CREDITANSTALT AG	(a)
					19.00			19.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					61.00			61.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
IMMOBILIEN VERMIETUNGS GMBH & CO PROJEKT GUMPENDORFERSTRASSE 140 KEG	VIENNA	AUSTRIA	46.30		46.30	87.50		87.50	REAL INVEST IMMOBILIEN GMBH	(a)
IMMOBILIENFONDS UNIVERSALE 4 GBR	BERLIN	GERMANY	-		-	99.50		99.25	ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	(a)
					-			0.25	ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	(a)

[redacted]

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
IMMOBILIENFONDS UNIVERSALE WITTENBERGE GBR	BERLIN	GERMANY	-		-	95.00		95.00	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	(a)
IMMOBILIENLEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		25.00	100.00		25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					74.80			75.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
IMMORENT-THETA GRUNDVERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
IMPRESA ARMANDO TORRI SPA	MILAN	ITALY	22.65		22.65	22.65		22.65	UNICREDIT BANCA DI ROME SPA	(b)
IMWA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
INDUSTRIA BRIANTEA GIOCATTOLI IN LIQUIDAZIONE	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
INDUSTRIA LIBRARIA TIPOGRAFICA EDITRICE SPA	MONCALIERI (TURIN)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA DI ROME SPA	(b)
INDUSTRIE-IMMOBILIEN-VERWALTUNG GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.90		99.90	99.90		99.90	BANK AUSTRIA CREDITANSTALT AG	(a)
INFORMATIONS-TECHNOLOGIE AUSTRIA GMBH	VIENNA	AUSTRIA	61.37		61.37	61.37		61.37	BANK AUSTRIA CREDITANSTALT AG	(a)
					...			...	ASSET MANAGEMENT GMBH	(a)
INFRAM ONE CORPORATION	DELAWARE	U.S.A.	100.00		100.00	100.00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
INFRASTRUKTUR HOLDING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
INFRASTRUKTUR PLANUNGS- UND ENTWICKLUNGS GMBH	VIENNA	AUSTRIA	45.00		45.00	45.00		45.00	INFRASTRUKTUR HOLDING GMBH	(a)
INIZIATIVE IMMOBILIARI SRL	GAVIRATE (VARESE)	ITALY	13.87	13.87		13.87	13.87		UNICREDIT SPA	(a)
INNOVED HANDELSGESMBH	VIENNA	AUSTRIA	22.00		22.00	22.00		22.00	GRUNDERFONDS GMBH & CO KEG	(a)
INPROX CHOMUTOV, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
INPROX KARLOVY VARY, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
INPROX KLADNO, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
INPROX POPRAD, SPOL. S.R.O.	BRATISLAVA	SLOVAKIA	100.00		70.00	100.00		70.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					30.00			30.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INPROX SR I., SPOL. S R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
INTERKONZUM D.O.O SARAJEVO	SARAJEVO	BOSNIA AND HERCEGOVINA	95.00		95.00	95.00		95.00	BACA GIOCONDO NEKRETNINE D.O.O., SARAJEVO	(a)
INTERNATIONALES IMMOBILIEN-INSTITUT GMBH	MUNICH	GERMANY	94.00		94.00	94.00		94.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
INTERPORTO ROME EST	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
INTERPORTO SUD EUROPA SPA	LOC. PONTESELICE (CASERTA)	ITALY	23.29		23.29	23.29		23.29	UNICREDIT BANCA DI ROME SPA	(b)
INTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
INTRO LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
INVESCO REAL ESTATE GERMANY L.L.C.	WILMINGTON	U.S.A.	24.90		24.90	24.90		24.90	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
INVESCO REAL ESTATE GERMANY L.P.	NEW YORK	U.S.A.	24.65		24.65	24.65		24.65	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)

[redacted]

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
INVESCO REAL ESTATE GMBH	MUNICH	GERMANY	24.90		24.90	24.90		24.90	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
IPE EURO WAGON L.P.	ST. HELIER	JERSEY	37.54		37.54	-		-	HVB CAPITAL PARTNERS AG	(a)
IPG-INDUSTRIEPARK GYOR PROJEKTIERUNGSGESELLSCHAFT M.B.H.	GERASDORF	AUSTRIA	40.00		40.00	40.00		40.00	UNICREDIT GLOBAL LEASING SPA	(a)
IPSE 2000 SPA	ROME	ITALY	50.00	50.00		50.00	50.00		UNICREDIT SPA	(a)
IR SERVICES SP Z0.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT CAIB POLAND SA	(a)
IRFIS - MEDIOCREDITO DELLA SICILIA SPA	PALERMO	ITALY	76.26		76.26	76.26		76.26	BANCO DI SICILIA SPA	(a)
IRODAHAZ TANACSADO KFT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	ALFA HOLDING INGATLANSZOLGALTATO KFT.	(a)
ISAR-SEINE IMMOBILIEN GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
ISB UNIVERSALE BAU GMBH	BRANDENBURGO	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
ISPONA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
ISTITUTO DELLA ENCICLOPEDIA ITALYNA FONDATA DA G.TRECCANI SPA	ROME	ITALY	12.00	12.00		12.00	12.00		UNICREDIT SPA	(a)
ISTITUTO EUROPEO DI ONCOLOGIA SRL	MILAN	ITALY	13.70	13.70		13.70	13.70		UNICREDIT SPA	(a)
ISTITUTO PER IL CREDITO SPORTIVO EDP	ROME	ITALY	10.81	10.81		10.81	10.81		UNICREDIT SPA	(a)
ISTITUTO PER L'EDILIZIA ECONOMICA E POPOLARE DI CATANIA SPA IN LIQUIDAZIONE	CATANIA	ITALY	20.00		20.00	20.00		20.00	BANCO DI SICILIA SPA	(a)
ISTRA GOLF D.O.O	UMAG	CROATIA	100.00		100.00	100.00		100.00	ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	(a)
ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	UMAG	CROATIA	71.80		71.80	71.80		71.80	ZAGREBACKA BANKA DD	(a)
ITALCARNI SOC.COOP.A R.L.	MIGLIARINA DI CARPI (MODENA)	ITALY	17.95		5.98	4.09		1.36	BIPOP CARIRE SPA	(a)
					11.97			2.73	UNICREDIT BANCA DI ROMA SPA	(a)
ITALTEL SPA	SETTIMO MILANESE (MILAN)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
ITP FINANZSERVICE VERWALTUNGSGESELLSCHAFT MBH	SALZKOTTEN	GERMANY	29.98		29.98	29.98		29.98	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
IVONA BETEILIGUNGSVERWALTUNG GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
JAKALA PROMOPLAN	MILAN	ITALY	74.09		74.09	74.09		74.09	UNICREDIT CORPORATE BANKING SPA	(b)
JANA KAZIMIERZA DEVELOPMENT	WARSAW	POLAND	100.00		100.00	100.00		100.00	BPH REAL ESTATE SA	(a)
JAUSERN-LEASING GESELLSCHAFT M .B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
JOINET SRL	BOLOGNA	ITALY	100.00		100.00	100.00		100.00	I-FABER SOCIET PER AZIONI	(a)
JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	KIEV	UKRAINE	94.20		8.05	94.23		8.05	BANK AUSTRIA CREDITANSTALT AG	(a)
					86.15			86.18	PRIVATE JOINT STOCK COMPANY FERROTRADE INTERNATIONAL	(a)
JSC ATF BANK	ALMATY CITY	KAZAKHSTAN	99.60		99.60	99.86		99.86	BANK AUSTRIA CREDITANSTALT AG	(a)
JUNIORS PLAYTIME	PIANORO (BOLOGNA)	ITALY	31.29		23.91	31.29		23.91	UNICREDIT CORPORATE BANKING SPA	(b)
					7.38			7.38	UNICREDIT BANCA SPA	(b)
KADMOS IMMOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
KAMILLE SENIORENRESIDENZ IMMOBILIEN GMBH & CO. KEG	VIENNA	AUSTRIA	99.80		99.80	99.99		66.66	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					-			33.33	BA-CA ADAGIO LEASING GMBH	(a)
KAPITAL-BETEILIGUNGS AKTIENGESELLSCHAFT	VIENNA	AUSTRIA	20.00		20.00	20.00		20.00	BANK AUSTRIA CREDITANSTALT AG	(a)

[redacted]

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
KELLER CROSSING L.P.	ATLANTA	U.S.A.	100.00		100.00	100.00		100.00	US PROPERTY INVESTMENTS INC.	(a)
KERES FINANCE SRL	CONEGLIANO VENETO (TREVISO)	ITALY	60.00		60.00	60.00		60.00	UNICREDIT BANCA PER LA CASA SPA	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE I KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE II KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE III KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
KLEA ZS-IMMOBILIENVERMIETUNG GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
KLEA ZS-LIEGENSCHAFTSVERMIETUNG GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
KOC FINANSAL HIZMETLER AS	ISTANBUL	TURKEY	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
KOMPETENZZENTRUM SPORT, GESUNDHEIT & TECHNOLOGIE GMBH	GARMISCH-PARTENKIRCHEN	TURKEY	10.53		10.53	10.53		10.53	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
KRAJOWA IZBA ROZLICZENIOWA SA	WARSAW	POLAND	34.44		34.44	34.44		34.44	BANK PEKAO SA	(a)
KREDITGARANTIEGEMEINSCHAFT DES BAYERISCHEN HANDWERKS GMBH	MUNICH	GERMANY	12.00		12.00	12.00		12.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
KREDITGARANTIEGEMEINSCHAFT DES HOTEL- UND GASTSTATTENGEWERBES IN BAYERN GMBH	MUNICH	GERMANY	12.00		12.00	12.00		12.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
KSG KARTEN-VERRECHNUNGS- UND SERVICEGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	CARD COMPLETE SERVICE BANK AG	(a)
KUNSTFORUM HANDELSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	ERZET-VERMOGENSVERWALTUNGSGESELLSCHAFT M.B.H.	(a)
KUNSTHAUS LEASING GMBH	VIENNA	AUSTRIA	100.00		95.00	100.00		95.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					5.00			5.00	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
KYNESTE SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
LA GRANDE CUCHINA SPA	ROME	ITALY	11.03		11.03	11.03		11.03	CAPITALY MERCHANT SPA	(a)
LAGERMAX LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
LAGEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
LAIMBERG 81. V V AG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
LANDOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
LARGO LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		1.00	100.00		1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					98.80			99.00	VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
LASER (IN LIQUIDAZIONE)	MILAN	ITALY	22.00		22.00	22.00		22.00	UNICREDIT CORPORATE BANKING SPA	(b)
LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.00		99.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
LAURO VENTIDUE SPA	MILAN	ITALY	24.26		24.26	24.26		24.26	HVB CAPITAL PARTNERS AG	(a)
LB FONDS BERATUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
LB HOLDING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	LB FONDS BERATUNGSGESELLSCHAFT M .B.H.	(a)
LEASFINANZ BANK GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	(a)
LEASFINANZ GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	LF BETEILIGUNGEN GMBH	(a)
LEASING 431 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	17.20		17.20	20.40		20.40	CALG IMMOBILIEN LEASING GMBH	(a)
LEASING 439 GMBH	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	CALG IMMOBILIEN LEASING GMBH	(a)
LEGATO LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		25.00	100.00		25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					74.80			75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LELEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
LENG LOI LIMITED	HONG KONG	HONG KONG	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
LF BETEILIGUNGEN GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	(a)
LFL LUFTFAHRZEUG LEASING GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
LIBA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	50.00		1.00	50.00		1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					49.00			49.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LIFE BRITANNIA GP LIMITED	UXBRIDGE	UNITED KINGDOM	100.00		100.00	100.00		100.00	LIFE BRITANNIA MANAGEMENT GMBH (EX MLI MUNCHENER LEASING & INVESTITION ELFTE GMBH)	(a)
LIFE BRITANNIA MANAGEMENT GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE MANAGEMENT ERSTE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE MANAGEMENT ZWEITE GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE SCIENCE I BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB LIFE SCIENCE GMBH & CO. BETEILIGUNGS-KG	(a)
LIFE VERWALTUNGS DRITTE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE VERWALTUNGS ERSTE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE VERWALTUNGS ZWEITE GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
LIMA SPA IN LIQUIDAZIONE	BRESCIA	ITALY	15.00		15.00	15.00		15.00	BIPOP CARIRE SPA	(a)
LIMITED LIABILITY COMPANY B.A. REAL ESTATE	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	ZAO UNICREDIT BANK	(a)
LIMITED LIABILITY PARTNERSHIP PROFIX COMPANY	KIEV	UKRAINE	80.00		80.00	80.00		80.00	JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	(a)
LINO HOTEL-LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
LION/ASR EQUITY PARTNERS L.P.	GEORGE TOWN	CAYMAN ISLANDS	17.02		17.02	-		-	HVB CAPITAL PARTNERS AG	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
LIPARK LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		25.00	100.00		25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					74.80			75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LIVA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
LLC AI LINE	MOSCOW	RUSSIA	99.90		99.90	99.90		99.90	UNICREDIT ATON INTERNATIONAL LIMITED	(a)
LLC ALTERA-REALITY	KIEV	UKRAINE	99.00		99.00	99.00		99.00	JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	(a)
LLC LAZUR	SHEVASTOPOL	UKRAINE	11.02		11.02	11.02		11.02	JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	(a)
LLC UKROTSBUD	KIEV	UKRAINE	99.00		99.00	99.00		99.00	JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	(a)
LNC (SPV-AMC) CORP	TAGUIG	PHILIPPINES	40.00		40.00	40.00		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC), INC	(a)
LNC INVESTMENT HOLDING INC	TAGUIG	PHILIPPINES	40.00		40.00	40.00		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC), INC	(a)
LNC3 ASSET MANAGEMENT INC.	TAGUIG	PHILIPPINES	40.00		40.00	40.00		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC), INC	(a)
LOCALMIND SPA	MILAN	ITALY	95.60	95.60		95.60	95.60		UNICREDIT SPA	(a)
LOCAT CROATIA D.O.O	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	LOCAT SPA	(a)
LOCAT SPA	BOLOGNA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
LORIT IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	25.00		25.00	25.00		25.00	CALG IMMOBILIEN LEASING GMBH	(a)
LTD SI&C AMC UKRSOTS REAL ESTATE	KIEV	UKRAINE	99.99		99.99	99.99		99.99	JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	(a)
M. A. V. 7., BANK AUSTRIA LEASING BAUTRAGER GMBH & CO.OHG.	VIENNA	AUSTRIA	98.04		98.04	100.00		100.00	UNICREDIT MOBILIEN LEASING GMBH	(a)
M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H. & CO. MCL THETA K	VIENNA	AUSTRIA	-		-	100.00		100.00	REAL INVEST PROPERTY GMBH	(a)
M.A.I.L. CEE PROPERTY INVEST GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. ETA REAL ESTATE MANAGEMENT S.R.O..	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		0.05	100.00		0.05	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
					99.95			99.95	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
M.A.I.L. IMMOBILIEN GESELLSCHAFT M.B.H. & CO. KG	VIENNA	AUSTRIA	50.00		50.00	100.00		-	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
					-			100.00	REAL INVEST IMMOBILIEN GMBH	(a)
M.A.I.L. PRIVATE EQUITY GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. PRIVATE EQUITY GMBH & CO SEKUNDA KEG	VIENNA	AUSTRIA	-		-	100.00		100.00	M.A.I.L. PRIVATE EQUITY GMBH	(a)
M.A.I.L. PRIVATE EQUITY GMBH & CO. PRIMERA KEG	VIENNA	AUSTRIA	-		-	100.00		100.00	M.A.I.L. PRIVATE EQUITY GMBH	(a)
M.A.I.L. PROPERTY INVEST GMBH & CO. DELTA KEG	VIENNA	AUSTRIA	-		-	100.00		100.00	REAL INVEST PROPERTY GMBH	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
M.A.I.L. REAL ESTATE MANAGEMENT JOTA BRATISLAVA S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. ZETA REAL ESTATE MANAGEMENT S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
MALGARA FINANZIARIA SRL	TREVISO	ITALY	49.00		49.00	49.00		49.00	UNICREDIT BANCA DI ROME SPA	(a)
MARIENPLATZ GROSSGARAGE GMBH	MUNICH	GERMANY	66.67		66.67	66.67		66.67	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
MARINA CITY ENTWICKLUNGS AG	VIENNA	AUSTRIA	25.00		25.00	25.00		25.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
MARKETING ZAGREBACKE BANKE D.O.O	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
MARTIANEZ COMERCIAL, SOCIEDAD ANONIMA	PUERTO DE LA CRUZ	SPAIN	99.96		99.96	100.00		100.00	UNICREDIT PEGASUS LEASING GMBH	(a)
MARTUR SUNGER VE KOLTUK TESISLERI TICARET VE SANAYI A. S.	ISTANBUL	TURKEY	20.00		20.00	20.00		20.00	HVB CAPITAL PARTNERS AG	(a)
MARZOLI SPA	PALAZZOLO SULL'OGLIO (BRESCIA)	TURKEY	15.00		15.00	15.00		15.00	CAPITALY MERCHANT SPA	(a)
MATHER MA LEASING GMBH & CO OHG	VIENNA	AUSTRIA	-		-	100.00		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
MBC IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
MC MARKETING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MC RETAIL GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	MC MARKETING GMBH	(a)
MCC - MEDIOCREDITO CENTRALE SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
MCC - SOFIPA INTERNATIONAL SA EN LIQUIDATION	BRUXELLES	BELGIUM	100.00		100.00	100.00		100.00	ASPRA FINANCE SPA	(a)
MCM HOLDING SPA	NAPLES	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA DI ROME SPA	(b)
MCM MANIFATTURE COTONIERE MERIDIONALI SPA	SALERNO	ITALY	91.47		91.47	91.47		91.47	UNICREDIT BANCA DI ROME SPA	(b)
MEDIA DRUCK GMBH	TULLN	AUSTRIA	20.00		20.00	20.00		20.00	MEZZANIN FINANZIERUNGS AG	(a)
MEDIOINVEST SRL	PERUGIA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(a)
MEGADYNE INTERMEDIA	MATHI	ITALY	70.00		70.00	70.00		70.00	UNICREDIT CORPORATE BANKING SPA	(b)
MEGAPARK INVEST GMBH	VIENNA	AUSTRIA	40.00		40.00	40.00		40.00	PROMETHEUS IMMOBILIENERRICHTUNGS-UND-BETEILIGUNGS GMBH	(a)
MENUETT GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
MERCATOR INDUSTRIE- UND BURO-CENTER GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
MERCATOR INDUSTRIE- UND BURO-CENTER GMBH & CO. VERWALTUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
MERIAN GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	HVB IMMOBILIEN AG	(a)
MERKURHOF GRUNDSTUCKSGESELLSCHAFT MIT BESCHRANKTER HAFTUNG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
METIS SPA	MILAN	ITALY	17.47	17.47		17.47	17.47		UNICREDIT SPA	(a)
METROPOLIS SP. Z0.0.	WARSAW	POLAND	100.00		100.00	100.00		100.00	BPH REAL ESTATE SA	(a)
MEZZANIN FINANZIERUNGS AG	VIENNA	AUSTRIA	56.67		56.67	56.67		56.67	BANK AUSTRIA CREDITANSTALT AG	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
MFG FLUGHAFEN-GRUNDSTUCKSVER WALTUNGSGESELLSCHAFT MBH & CO BETA KG	GRUNWALD	GERMANY	10.56		10.56	10.56		10.56	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
MFT MULTIFUNKTIONALE TRAININGSGERATE GMBH	GUNTRAMSDORF	AUSTRIA	52.49		52.49	52.49		52.49	EK MITTELSTANDSFINANZIERUNGS AG	(a)
MIDA FOR INVESTMENT AND CONSTRUCTION SRL	ROME	ITALY	84.00		84.00	84.00		84.00	UNICREDIT BANCA DI ROME SPA	(b)
MIDA SPA	ARZANO (NAPLES)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA DI ROME SPA	(b)
MIK BETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
MIK INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
MILAN EST SPA	MILAN	ITALY	34.63	34.63		34.63	34.63		UNICREDIT SPA	(a)
MILARIS SA EN LIQUIDATION	PARIS	FRANCE	100.00		100.00	100.00		100.00	SOFIGERE SOCIETE PAR ACTIONS SIMPLIFIEE	(a)
MILLETERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT BERLIN-BRANDENBURG GMBH	SCHWERIN	GERMANY	11.56		11.56	11.56		11.56	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT MECKLENBURG-VORPOMMERN MBH	SCHWERIN	GERMANY	15.40		15.40	15.40		15.40	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT SACHSEN MBH	DRESDA	GERMANY	11.84		11.84	11.84		11.84	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT SACHSEN-ANHALT MIT BESCHRANKTER HAFTUNG	MAGDEBURGO	GERMANY	12.70		12.70	12.70		12.70	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT THURINGEN MBH	ERFURT	GERMANY	13.38		13.38	13.38		13.38	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
MIZUHO CORPORATE BANK - BA INVESTMENT - CONSULTINGGMBH	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MM OMEGA PROJEKTENTWICKLUNGS GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
MOBILITY CONCEPT GMBH	UNTERHACHING	GERMANY	60.00		60.00	60.00		60.00	HVB LEASING GMBH	(a)
MOC VERWALTUNGS GMBH	MUNICH	GERMANY	23.00		23.00	23.00		23.00	HVB PROJEKT GMBH	(a)
MOC VERWALTUNGS GMBH & CO. IMMOBILIEN KG	MUNICH	GERMANY	23.00		23.00	23.00		23.00	HVB PROJEKT GMBH	(a)
MOGRA LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		25.00	100.00		25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					74.80			75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MOLL HOLDING GESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
MONDUZZI EDITORE	BOLOGNA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
MONTE LUCENTE IMMOBILIARE SRL	CASALNUOVO DI NAPLES (NAPLES)	ITALY	30.00		30.00	30.00		30.00	UNICREDIT BANCA DI ROME SPA	(b)
MOTEL LE QUERCE	PERUGIA	ITALY	32.50		32.50	32.50		32.50	UNICREDIT CORPORATE BANKING SPA	(b)
MOTION PICTURE MARKETS GMBH & CO KG	GRUNWALD	GERMANY	50.00		50.00	50.00		50.00	BIL BETEILIGUNGSTREUHAND GMBH	(a)

[redacted]

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
MOTION PICTURE MARKETS HOLDING GMBH	GRUNWALD	GERMANY	33.33		33.33	33.33		33.33	MOVIE MARKET BETEILIGUNGS GMBH	(a)
MOTION PICTURE PRODUCTION GMBH	GRUNWALD	GERMANY	51.20		51.20	51.20		51.20	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET DRITTE PRODUKTIONS GMBH I.L.	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET ERSTE PRODUKTIONS GMBH I. L.	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET ZWEITE PRODUKTIONS GMBH I. L.	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
MOZFUND (PROPRIETARY) LIMITED	SANDTON	SOUTH AFRICAN REPUBLIC	40.00		40.00	12.50		12.50	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
MTS-CETO SA	WARSAW	POLAND	11.28		8.39	11.28		8.39	BANK PEKAO SA	(a)
					2.89			2.89	CDM CENTRALNY DOM MAKLERSKI PEKAO SA	(a)
MUHOGA MUNCHNER HOCHGARAGEN GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH	GERMANY	25.00		25.00	25.00		25.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
MUTNEGRA BETEILIGUNGS- UND VERWALTUNGS-GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
MY BETEILIGUNGS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MY DREI HANDELS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MY FUNF HANDELS GMBH	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
N665UA OFFSHORE GP, LLC	GEORGE TOWN	CAYMAN ISLANDS	33.33		33.33	33.33		33.33	BD INDUSTRIE-BETEILIGUNGSGESELLSCHAFT MBH	(a)
N665UA OFFSHORE OP, L.P.	GEORGE TOWN	CAYMAN ISLANDS	33.20		33.20	-		-	BD INDUSTRIE-BETEILIGUNGSGESELLSCHAFT MBH	(a)
NADINION OBJEKT HUESTRASSE GMBH & CO. KG	MUNICH	GERMANY	100.00		100.00	100.00		98.04	HVB PROJEKT GMBH	(a)
					-			1.96	NADINION VERWALTUNGSGESELLSCHAFT MBH	(a)
NADINION VERWALTUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
NAGE LOKALVERMIETUNGSGESELLSCHAFT M .B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
NAKUPNI PARK KRETA S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
NATA IMMOBILIEN-LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	57.50		6.00	57.50		6.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					51.50			51.50	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
NET INSURANCE SPA	ROME	ITALY	13.04		13.04	13.04		13.04	FINECOBANK SPA	(a)
NEUBAU AUGASSE 9 ERRICHTUNGS- UND VERMIETUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
NO. HYPO LEASING ASTRICTA GRUNDSTUCKVERMIETUNGS GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	95.00		95.00	95.00		95.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
NOMISMA - SOCIETA' DI STUDI ECONOMICI SPA	BOLOGNA	ITALY	13.10	4.40		13.10	4.40		UNICREDIT SPA	(a)
					8.70			8.70	CAPITALY MERCHANT SPA	(a)
NORDAUTO PIMAZZONI (IN LIQUIDAZIONE)	VERONA	ITALY	50.00		50.00	50.00		50.00	UNICREDIT CORPORATE BANKING SPA	(b)
NORDINVEST NORDDEUTSCHE INVESTMENT-GESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
NOTARTREUHANDBANK AG	VIENNA	AUSTRIA	25.00		25.00	25.00		25.00	BANK AUSTRIA CREDITANSTALT AG	(a)
NOVI MED	BOLOGNA	ITALY	50.00		50.00	50.00		50.00	UNICREDIT CORPORATE BANKING SPA	(b)
NUOVA GELA SVILUPPO S.C.P.A.	GELA (CALTANISETTA)	ITALY	14.00		14.00	14.00		14.00	IRFIS - MEDIOCREDITO DELLA SICILIA SPA	(a)
NUOVA TEATRO ELISEO SPA	ROME	ITALY	41.02	41.02		41.02	41.02		UNICREDIT SPA	(a)
NXP CO-INVESTMENT PARTNERS VIII L.P.	LONDON	UNITED KINGDOM	85.00		85.00	85.00		85.00	HVB CAPITAL PARTNERS AG	(a)
OAK RIDGE INVESTMENT LLC	WILMINGTON	U.S.A.	49.00		49.00	49.00		49.00	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	(a)
OBERBANK AG	LINZ	AUSTRIA	33.33		4.19	34.25		1.47	BANK AUSTRIA CREDITANSTALT AG	(a)
					29.14			32.78	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
OBERBANK KB LEASING GESELLSCHAFT M.B.H.	LINZ	AUSTRIA	24.00		24.00	24.00		24.00	COBB BETEILIGUNGEN UND LEASING GMBH	(a)
OBEROSTERREICHISCHE UNTERNEHMENSBETEILIGUNGSGESELLSCHAFT M.B.H.	LINZ	AUSTRIA	10.93		10.93	10.93		10.93	BANK AUSTRIA CREDITANSTALT AG	(a)
OBJEKT SECUNDA V.O.S.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	REAL INVEST PROPERTY GMBH & CO ETA KEG	(a)
OBJEKT TERTIA V.O.S.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	REAL INVEST PROPERTY GMBH & CO ZETA KEG	(a)
OBJEKT-LEASE GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	50.00		0.77	50.00		0.77	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					49.23			49.23	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
OCT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	VIENNA	AUSTRIA	49.15		16.14	49.15		16.14	BANK AUSTRIA CREDITANSTALT AG	(a)
					8.26			8.26	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
					24.75			24.75	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
OFI SPA	PALERMO	ITALY	51.18		51.18	51.18		51.18	BANCO DI SICILIA SPA	(b)
OLG HANDELS- UND BETEILIGUNGSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
OLG INDUSTRIEGUTER LEASING GMBH & CO. KG.	VIENNA	AUSTRIA	86.12		86.12	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GRUNDSTUCKSENTWICKLUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
OMNIA GRUNDSTUCKS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. BETRIEBS KG	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	HVB IMMOBILIEN AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT EGGENFELDENER STRASSE KG	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	HVB IMMOBILIEN AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT HAIDENAUPLATZ KG	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	HVB IMMOBILIEN AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT OSTRAGEHEGE KG	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	HVB IMMOBILIEN AG	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
OOO IMB LEASING COMPANY	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	ZAO UNICREDIT BANK	(a)
OPEN SAVING PENSIOON FUND OTAN JSC	ALMATY CITY	KAZAKHSTAN	83.08		83.08	83.08		83.08	JSC ATF BANK	(a)
ORBIT ASSET MANAGEMENT LIMITED	HAMILTON	BERMUDA	50.00		50.00	50.00		50.00	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	(a)
ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
OSCA GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT MBH & CO. KG	GRUNWALD	GERMANY	18.00		18.00	18.00		18.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
OSTERREICHISCHE HOTEL- UND TOURISMUSBANK GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
OSTERREICHISCHE WERTPAPIERDATEN SERVICE GMBH	VIENNA	AUSTRIA	29.40		29.40	29.40		29.40	BANK AUSTRIA CREDITANSTALT AG	(a)
OTHMARSCHEN PARK HAMBURG GMBH & CO. CENTERPARK KG	MUNICH	GERMANY	100.00		30.00	100.00		30.00	T & P FRANKFURT DEVELOPMENT B.V.	(a)
					60.00			60.00	T & P VASTGOED STUTTGART B.V.	(a)
					10.00			10.00	HVB PROJEKT GMBH	(a)
OTHMARSCHEN PARK HAMBURG GMBH & CO. GEWERBEPARK KG	MUNICH	GERMANY	100.00		30.00	100.00		30.00	T & P FRANKFURT DEVELOPMENT B.V.	(a)
					60.00			60.00	T & P VASTGOED STUTTGART B.V.	(a)
					10.00			10.00	HVB PROJEKT GMBH	(a)
OTHMARSCHEN PARK HAMBURG WOHN- UND GEWERBEPARK GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
P.B. SRL IN LIQUIDAZIONE	MILAN	ITALY	10.72		6.76	10.72		6.76	UNICREDIT CORPORATE BANKING SPA	(a)
					3.96			3.96	UNICREDIT BANCA DI ROME SPA	(a)
P25 LIMITED PARTNERSHIP INCORPORATE	ST. PETER PORT	UNITED KINGDOM	14.53		14.53	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
PALAIS ROTHSCHILD VERMIETUNGS G MBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
PALAIS ROTHSCHILD VERMIETUNGS GMBH & CO OEG	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
PALATIN GRUNDSTUCKVERWALTUNGS GESELLSCHAFT M.B.H.	STOCKERAU	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
PANEM ITALY	MUGGIO' (MILAN)	ITALY	80.90		80.90	80.90		80.90	UNICREDIT CORPORATE BANKING SPA	(b)
PANHANS MASCHINENBAU GMBH	MICHELDORF	AUSTRIA	49.00		49.00	49.00		49.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
PARFIN - SOCIETA' DI PARTEC. E SERVIZI FINANZIARI SPA IN FALLIMENTO	BARI	ITALY	12.50		12.50	12.50		12.50	UNICREDIT BANCA DI ROME SPA	(b)
PARMACOTTO SPA	PARMA	ITALY	51.00		51.00	51.00		51.00	UNICREDIT BANCA DI ROME SPA	(b)
PAR-TEC SPA	MILAN	ITALY	15.00		15.00	15.00		15.00	CAPITALY MERCHANT SPA	(a)
PARUS GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.00	100.00		6.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					94.00			94.00	HVB IMMOBILIEN AG	(a)
PARZHOF-ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		0.20	100.00		0.20	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					99.60			99.80	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PASC IN FALLIMENTO	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CREDIT MANAGEMENT BANK SPA	(b)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
PAYLIFE BANK GMBH	VIENNA	AUSTRIA	23.86		13.58	23.86		13.58	BANK AUSTRIA CREDITANSTALT AG	(a)
					4.50			4.50	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
					5.78			5.78	EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	(a)
PAYTRIA UNTERNEHMENSBETEILIGUNGEN GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
PAZONYI'98 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
PEGASUS BAUTRAGER GMBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
PEGASUS PROJECT STADTHAUS HALLE GMBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
PEKAO AUTO FINANSE SA	WARSAW	POLAND	100.00		100.00	100.00		100.00	PEKAO LEASING HOLDING SA	(a)
PEKAO FAKTORING SP. ZOO	LUBLINO	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PEKAO FINANCIAL SERVICES SP. ZOO	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PEKAO FUNDUSZ KAPITALOWY SP. ZOO	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PEKAO LEASING HOLDING SA	WARSAW	POLAND	100.00		80.10	100.00		80.10	BANK PEKAO SA	(a)
					19.90			19.90	UNICREDIT GLOBAL LEASING SPA	(a)
PEKAO LEASING I FINANSE	WARSAW	POLAND	100.00		100.00	100.00		100.00	PEKAO LEASING HOLDING SA	(a)
PEKAO LEASING SP Z0.0.	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PEKAO PIONEER P.T.E. SA	WARSAW	POLAND	100.00		65.00	100.00		65.00	BANK PEKAO SA	(a)
					35.00			35.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PEKAO TELECENTRUM SP. ZOO	ZAMOSC	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PELOPS LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
PERSEUS MANAGEMENT LIMITED	ST. HELIER	JERSEY	100.00		100.00	100.00		100.00	HVB INVESTMENTS (UK) LIMITED	(a)
PERTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
PESTSZENTIMREI SZAKORVOSI RENDELO KFT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
PHG POS - HANDELSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	33.33		33.33	33.33		33.33	CARD COMPLETE SERVICE BANK AG	(a)
PIANA LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	HAMILTON	BERMUDA	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	DUBLIN	IRLAND	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	MILAN	ITALY	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENTS (ISRAEL) LTD	TEL AVIV	ISRAEL	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENTS (NEW YORK) LTD	DOVER	U.S.A.	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ASSET MANAGEMENT AS	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ASSET MANAGEMENT SAI. SA	BUCHAREST	ROMANIA	99.98		3.97	99.98		3.97	UNICREDIT TIRIAC BANK SA	(a)
					96.01			96.01	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
PIONEER ASSET MANAGEMENT SA	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER CZECH FINANCIAL COMPANY S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER FUNDS DISTRIBUTOR INC	BOSTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER INVESTMENT MANAGEMENT INC	(a)
PIONEER GLOBAL ASSET MANAGEMENT SPA	MILAN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
PIONEER GLOBAL FUNDS DISTRIBUTOR LTD	HAMILTON	BERMUDA	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (AUSTRALIA) PTY LIMITED	MELBOURNE	AUSTRALIA	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (HK) LIMITED	HONG KONG	HONG KONG	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (TAIWAN) LTD.	TAIPEI	TAIWAN	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS LIMITED	DUBLIN	IRLAND	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)
PIONEER INVESTMENT COMPANY AS	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT FUND MANAGEMENT LIMITED	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT MANAGEMENT INC	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)
PIONEER INVESTMENT MANAGEMENT LIMITED	DUBLIN	IRLAND	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT MANAGEMENT LLC	MOSCOW	RUSSIA	100.00		99.00	100.00		99.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
					1.00			1.00	PIONEER CZECH FINANCIAL COMPANY S.R.O.	(a)
PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC.	BOSTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)
PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	MILAN	ITALY	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT MANAGEMENT USA INC.	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENTS AG	BERN	SWITZERLAND	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENTS AUSTRIA GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
PIONEER INVESTMENTS KAPITALANLAGEGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER PEKAO INVESTMENT FUND COMPANY SA (POLISH NAME: PIONEER PEKAO TFI SA)	WARSAW	POLAND	100.00		100.00	100.00		100.00	PIONEER PEKAO INVESTMENT MANAGEMENT SA	(a)
PIONEER PEKAO INVESTMENT MANAGEMENT SA	WARSAW	POLAND	100.00		49.00	100.00		49.00	BANK PEKAO SA	(a)
					51.00			51.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIRELLI PEKAO REAL ESTATE SP. Z O.O.	WARSAW	POLAND	25.00		25.00	25.00		25.00	BANK PEKAO SA	(a)
PIRELLI RE ROMANIA SA	BUCHAREST	ROMANIA	20.00		20.00	20.00		20.00	UNICREDIT TIRIAC BANK SA	(a)
PIRELLI REAL ESTATE BULGARIA AD	SOFIA	BULGARIA	25.00		25.00	25.00		25.00	UNICREDIT BULBANK AD	(a)
PKBL SA IN LIQUIDAZIONE	WARSAW	POLAND	84.51		84.51	84.79		84.79	FINAL HOLDING SP.Z.O.O.	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
PLANETHOME AG	UNTERFOHRING	GERMANY	90.80		90.80	99.94		99.94	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
PLANETHOME GMBH	MANNHEIM	GERMANY	100.00		100.00	100.00		100.00	PLANETHOME AG	(a)
PLOTTOS VERWALTUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
PMG BAUPROJEKTMANAGEMENT GESELLSCHAFT M.B.H. & CO FINANZIERUNGS OEG	VIENNA	AUSTRIA	100.00		0.10	100.00		0.10	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
					99.90			99.90	RANA-LIEGENSCHAFTSVERWERTUNG GMBH	(a)
POLIMAR 13 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
POLIMAR 6 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
POLISH BANKING SYSTEM SA IN LIQUIDAZIONE	WARSAW	POLAND	48.90		48.90	48.90		48.90	BANK PEKAO SA	(a)
POLSKA PRASA LOKALNA HOLDING SA	SADOWA	POLAND	23.91		23.91	23.91		23.91	BANK PEKAO SA	(a)
POMINVEST DD	SPLIT	CROATIA	88.66		88.66	88.95		88.95	ZAGREBACKA BANKA DD	(a)
PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
PORTIA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
POSATO LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		25.00	100.00		25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					74.80			75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PPD DRESSO-COLOR SP ZOO	LODZ	POLAND	10.20		10.20	10.20		10.20	BANK PEKAO SA	(a)
PPP BUDPRESS SP ZOO IN LIQ	WARSAW	POLAND	36.21		36.21	36.21		36.21	BANK PEKAO SA	(a)
PRACOWNICZE TOWARZYSTWO EMERYTALNE SA	WARSAW	POLAND	19.78		19.78	19.78		19.78	CDM CENTRALNY DOM MAKLERSKI PEKAO SA	(a)
PRELUDE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		1.00	100.00		1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					98.80			99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PRIM Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
PRIVATE JOINT STOCK COMPANY FERROTRADE INTERNATIONAL	KIEV	UKRAINE	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
PRO MAC SPA	MILAN	ITALY	10.40	5.20		10.40	5.20		UNICREDIT SPA	(a)
					5.20			5.20	UNICREDIT CORPORATE BANKING SPA	(a)
PROFINGEST (CONSORZIO)	BOLOGNA	ITALY	12.09	12.09		12.09	12.09		UNICREDIT SPA	(a)
PROJEKTENTWICKLUNG SCHONEFELD VERWALTUNGSGESELLSCHAFT MBH	STOCCARDA	GERMANY	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
PROJEKT-GBR KRONSTADTER STRASSE MUNCHEN	MUNICH	GERMANY	75.00		75.00	75.00		75.00	HVB TECTA GMBH	(a)
PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		25.00	100.00		25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					74.80			75.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
PROMETHEUS IMMOBILIENERRICHTUNGS-UND-BETEILIGUNGS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
PROPERTY SP. Z.O.O. (IN LIQUIDAZIONE)	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PRUNUS IMMOBILIEN- UND VERMIETUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
PRVA STAMBENA STEDIONICA DD ZAGREB	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
PRZEDSIEBIORSTWO POLIGRAFICZNO WYDAWNICZE UNIPROM SA IN FALLIMENTO	WARSAW	POLAND	10.64		10.64	10.64		10.64	PEKAO FUNDUSZ KAPITALOWY SP. ZOO	(a)
PURGE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
QUADEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
QUADRANT ADVISORY MANAGEMENT SA	BUCHAREST	ROMANIA	100.00		100.00	100.00		100.00	PIONEER ASSET MANAGEMENT SAI SA	(a)
QUADRATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
QUART Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
QUERCIA FUNDING SRL	VERONA	ITALY	65.00		65.00	65.00		65.00	UNICREDIT CORPORATE BANKING SPA	(a)
QUERCIA SOFTWARE SPA	VERONA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL INFORMATION SERVICES SPA	(a)
QUINT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
QUINTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
R.Z.W. CIMDATA AG	WEIMAR	AUSTRIA	31.48		31.48	31.48		31.48	EK MITTELSTANDSFINANZIERUNGS AG	(a)
RAFFAELLO LUXEMBOURG S.C.A	LUXEMBOURG	LUXEMBOURG	15.24		15.24	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
RAILTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
RAMIUS CAPITAL GROUP, L.L.C.	NEW YORK	U.S.A.	24.90		24.90	-		-	BA- ALPINE HOLDINGS, INC.	(a)
RAMIUS FUND OF FUNDS GROUP LLC	USA	U.S.A.	50.00		50.00	50.00		50.00	HVB ALTERNATIVE ADVISORS LLC	(a)
RAMSES-IMMOBILIENHOLDING GMBH	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA CREDITANSTALT AG	(a)
RANA-LIEGENSCHAFTSVERWERTUNG GMBH	VIENNA	AUSTRIA	99.90		99.90	99.90		99.90	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
RANDUS BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
REAL ESTATE MANAGEMENT POLAND SP.Z O O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
REAL INVEST ASSET MANAGEMENT CZECH REPUBLIC S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		10.00	100.00		10.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
					90.00			90.00	BA-CA REAL INVEST ASSET MANAGEMENT GMBH	(a)
REAL INVEST IMMOBILIEN GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
REAL INVEST PROPERTY GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
REAL INVEST PROPERTY GMBH & CO ETA KEG	VIENNA	AUSTRIA	100.00		-	100.00		100.00	REAL INVEST PROPERTY GMBH	(a)
					100.00			-	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
REAL INVEST PROPERTY GMBH & CO SPB JOTA KEG	VIENNA	AUSTRIA	-		-	100.00		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST PROPERTY GMBH & CO ZETA KEG	VIENNA	AUSTRIA	100.00		100.00	100.00		-	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
					-			100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST PROPERTY GMBH & CO. EPSILON KEG	VIENNA	AUSTRIA	100.00		-	100.00		100.00	REAL INVEST PROPERTY GMBH	(a)
					100.00			-	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
REAL INVEST PROPERTY JOTA IMMOBILIENVERWERTUNGS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST VERMOGENSBERATUNG GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
REALITATEN-DEVELOPMENT GMBH	VIENNA	AUSTRIA	26.67		26.67	26.67		26.67	RE-ST.MARX HOLDING GMBH	(a)
REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
REAL-RENT LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
RECHTSVERFOLGUNGSGEMEINSCHAFT FLOWTEX SCHADEN GDBR	MUNICH	GERMANY	15.19		15.19	15.19		15.19	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
REGEV REALITATENVERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
REGGIO EMILIA INNOVAZIONE S.C.A R.L.	REGGIO EMILIA	ITALY	11.08	11.08		11.08	11.08		UNICREDIT SPA	(a)
REIMMOBILIARE SPA	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CREDIT MANAGEMENT BANK SPA	(a)
REMBRA LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
RENAULT LEASING CZ, S.R.O.	PRAGUE	CZECH REPUBLIC	50.00		50.00	50.00		50.00	UNICREDIT LEASING CZ, A.S.	(a)
RE-ST.MARX HOLDING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
RHOTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
RIL II RAIFFEISEN IMMOBILIEN LEASING GES.M.B.H.	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
ROLIN GRUNDSTUCKSPLANUNGS- UND -VERWALTUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
ROLO IMPRESA	MILAN	ITALY	98.00		98.00	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
ROMEFIDES - FIDUCIARIA E SERVIZI SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
ROMCARD SA	BUCHAREST	ROMANIA	20.00		20.00	20.00		20.00	UNICREDIT TIRIAC BANK SA	(a)
ROME AMERICAN HOSPITAL SPA	ROME	ITALY	50.00		50.00	50.00		50.00	UNICREDIT BANCA DI ROME SPA	(b)
RONCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	GERMANY	90.00		90.00	90.00		90.00	HVB PROJEKT GMBH	(a)
RONDO LEASING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
RONNDRIESCH 4 HOLDING (LUXEMBURG) SA	LUXEMBOURG	LUXEMBOURG	17.50		17.50	17.50		17.50	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
ROTUS IMMOBILIEN-VERWALTUNGS G MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB TECTA GMBH	(a)
ROTUS IMMOBILIEN-VERWALTUNGS GMBH & CO. OBJEKT EGGENFELDENER STRASSE KG I.L.	MUNICH	GERMANY	97.00		97.00	97.00		97.00	HVB TECTA GMBH	(a)
RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
RTC S.P.A	MILAN	ITALY	56.37		56.37	56.37		56.37	UNICREDIT CORPORATE BANKING SPA	(b)
RWF REAL - WERT GRUNDSTUCKSVERMIETUNGSGESELLSCHAFTM.B.H. & CO. OBJEKT	VIENNA	AUSTRIA	100.00		0.17	100.00		0.17	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
					99.83			99.83	CALG IMMOBILIEN LEASING GMBH	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
S.A.S.E. SPA	PERUGIA	ITALY	11.38	11.38		11.38	11.38		UNICREDIT SPA	(a)
S.I.CRE.F. SRL IN FALLIMENTO	VERONA	ITALY	16.00	16.00		16.00	16.00		UNICREDIT SPA	(a)
S.I.E. SYSTEM INDUSTRIE ELECTRONIC AG	LUSTENAU	AUSTRIA	14.71		14.71	14.71		14.71	EK MITTELSTANDSFINANZIERUNGS AG	(a)
S.I.F.A.-SOCIETA' INDUSTRIALE FINANZIARIA (IN LIQUIDAZIONE)	REANA DEL ROJALE (UDINE)	ITALY	37.04		37.04	37.04		37.04	UNICREDIT CREDIT MANAGEMENT BANK SPA	(b)
S.S.I.S. - SOCIETA SERVIZI INFORMATICI SAMMARINESE SPA	BORGO MAGGIORE	SAN MARINO	50.00		50.00	50.00		50.00	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SPA	(a)
S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(a)
SAET	LEINI' (TURIN)	ITALY	26.41		26.41	26.41		26.41	UNICREDIT CORPORATE BANKING SPA	(b)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG SAARLAND	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG VERWALTUNGSZENTRUM	MUNICH	GERMANY	100.00		2.22	100.00		2.22	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
					97.78			97.78	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
SALZBURGER UNTERNEHMENSBETEILIGUNGSGESELLSCHAFT M.B.H.	SALZBURG	AUSTRIA	14.28		14.28	14.28		14.28	BANK AUSTRIA CREDITANSTALT AG	(a)
SANITA' - SRL IN LIQUIDAZIONE	ROME	ITALY	99.60		99.60	99.60		99.60	ASPRA FINANCE SPA	(a)
SAPHIRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SAPHIRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. FRANKFURT CITY WEST OFFICE CENTER UND WOHNBAU KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SASIM	AREZZO	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
SAS-REAL KFT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT BANK HUNGARY ZRT.	(a)
SAVKA LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		25.00	100.00		25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					74.80			75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SCHLOSSBERG-PROJEKTENTWICKLUNGS-GMBH UND CO 683 KG	MUNICH	GERMANY	100.00		100.00	100.00		11.11	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. SCHLOSSBERG-PROJEKTENTWICKLUNGS-	(a)
					-			88.89	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
SCHOELLER LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		40.00	100.00		40.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
					60.00			60.00	HVB LEASING INTERNATIONAL GMBH & CO. KG	(a)
SCHOELLER LEASING GESELLSCHAFT MBH & CO. KG	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	HVB LEASING INTERNATIONAL GMBH & CO. KG	(a)
SCHOELLERBANK AKTIENGESELLSCHAFT	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SCHOELLERBANK INVEST AG	SALZBURG	AUSTRIA	100.00		100.00	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH & CO. DORFANGER KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)

[redacted]

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
SCHONEFELD WOHN- UND GEWERBEBAU GMBH & CO. 'NEUES WOHNEN' KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SCHUL- UND AMTSGEBAUDE GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	GRAZ	AUSTRIA	33.33		33.33	33.33		33.33	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
SCHULERRICHTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
SCHWABISCHE BANK AG	STOCCARDA	GERMANY	25.05		25.05	25.05		25.05	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
SE.AM. SERVIZI AMMINISTRATIVI	RIMINI	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA SPA	(b)
SE.TE.SI. SERVIZI TELEMATICI SICILIANI SPA	PALERMO	ITALY	40.49		40.49	40.49		40.49	BANCO DI SICILIA SPA	(a)
SECA-LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		25.00	100.00		25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					74.80			75.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
SEDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
SELFOSS BETEILIGUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SEMPER CAPITAL BETEILIGUNGSMANAGEMENT GMBH	VIENNA	AUSTRIA	24.90		24.90	24.41		24.41	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
SENIORENWOHNHEIM TROFAIACH GESELLSCHAFT MBH & CO KEG	LOEBEN	AUSTRIA	99.80		99.80	100.00		66.67	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					-			33.33	BA-CA ADAGIO LEASING GMBH	(a)
SENTIENT GLOBAL RESOURCES FUND I, L.P.	GEORGE TOWN	CAYMAN ISLANDS	24.36		24.36	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
SERIT SPA IN LIQUIDAZIONE	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
SERVIZI VENETI ECOLOGICI (IN LIQUIDAZIONE)	ROVIGO	ITALY	79.66		79.66	79.66		79.66	UNICREDIT CREDIT MANAGEMENT BANK SPA	(b)
SEXT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
SFB STOCKERAUER FINANZIERUNGSBERATUNGS- UND BETEILIGUNGS GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SFS FINANCIAL SERVICES GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
SHOPLN CARD BETRIEBS GMBH	KLAGENFURT	AUSTRIA	33.33		33.33	33.33		33.33	CARDS & SYSTEMS EDV-DIENSTLEISTUNGS GMBH	(a)
SHOPPING CENTER GYOR ERRICHTUNGS- UND BETRIEBSGESELLSCHAFT M.B.H	BUDAPEST	HUNGARY	100.00		5.00	100.00		5.00	UNICREDIT GLOBAL LEASING EXPORT GMBH	(a)
					95.00			95.00	BACA-LEASING MIDAS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	(a)
SHS LEASING GMBH	VIENNA	AUSTRIA	99.80		1.00	100.00		1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					98.80			99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SIA - SSB SPA	MILAN	ITALY	24.07		...	24.07		...	UNICREDIT BANCA DI ROMA SPA	(a)
				24.07			24.07		UNICREDIT SPA	(a)
SIA UNICREDIT LEASING	RIGA	LATVIA	100.00		51.00	100.00		51.00	UNICREDIT GLOBAL LEASING SPA	(a)
					49.00			49.00	AS UNICREDIT BANK	(a)
SIATA	CAMPOBASSO	ITALY	100.00		100.00	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(b)
SIGMA HOLDING INGATLANSZOLGALTATO KFT.	BUDAPEST	HUNGARY	95.00		95.00	95.00		95.00	BANK AUSTRIA CREDITANSTALT AG	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
SIGMA LEASING GMBH	VIENNA	AUSTRIA	99.80		0.40	100.00		0.40	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					99.40			99.60	CALG ANLAGEN LEASING GMBH	(a)
SIMON VERWALTUNGS-AKTIENGESELLSCHAFT I.L.	MUNICH	GERMANY	99.98		99.98	99.98		99.98	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
SINERA AG	ZURICH	SWITZERLAND	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		5.00	100.00		5.00	HVB PROJEKT GMBH	(a)
					95.00			95.00	SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	(a)
SK BV GRUNDSTUCKSENTWICKLUNG GMBH & CO. KG	COLONIA	GERMANY	25.00		25.00	25.00		25.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
SK BV GRUNDSTUCKSENTWICKLUNG VERWALTUNG GMBH	COLONIA	GERMANY	50.00		50.00	50.00		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
SM-END-2-END.DE AG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
SO.G.E.D. SPA IN LIQUIDAZIONE	PALERMO	ITALY	100.00		100.00	100.00		100.00	BANCO DI SICILIA SPA	(a)
SOCIETA DELLA FERROVIA FRIULANA SPA IN LIQUIDAZIONE	GORIZIA	ITALY	18.57	18.57		18.57	18.57		UNICREDIT SPA	(a)
SOCIETA' EDILIZIA PINETO-SEP SPA	ROME	ITALY	40.00		40.00	40.00		40.00	UNICREDIT BANCA DI ROME SPA	(b)
SOCIETA' AMMINISTRAZIONE IMMOBILI - SAIM. SPA IN LIQUIDAZIONE	ROME	ITALY	60.00	60.00		60.00	60.00		UNICREDIT SPA	(a)
SOCIETA' AREE INDUSTRIALI ED ARTIGIANALI - SAI.A. SPA	VERBANIA	ITALY	10.35	10.35		10.35	10.35		UNICREDIT SPA	(a)
SOCIETA' DI GESTIONI ESATTORIALI IN SICILIA SO.G.E.SI. SPA IN LIQUIDAZIONE	PALERMO	ITALY	80.00		80.00	80.00		80.00	BANCO DI SICILIA SPA	(a)
SOCIETA' GESTIONE PER IL REALIZZO SPA IN LIQUIDAZIONE	ROME	ITALY	26.41		0.05	26.41		0.05	IRFIS - MEDIOCREDITO DELLA SICILIA SPA	(a)
				15.74			15.74		UNICREDIT SPA	(a)
					0.08			0.08	BIPOP CARIRE SPA	(a)
					4.23			4.23	BANCO DI SICILIA SPA	(a)
					6.31			6.31	UNICREDIT BANCA SPA	(a)
SOCIETA' ITALYNA DI MONITORAGGIO SPA	ROME	ITALY	24.30		24.30	24.30		24.30	CAPITALY MERCHANT SPA	(a)
SOCIETA' ITALYNA GESTIONE ED INCASSO CREDITI SPA IN LIQUIDAZIONE	ROME	ITALY	100.00	95.00		100.00	95.00		UNICREDIT SPA	(a)
					5.00			5.00	MCC - MEDIOCREDITO CENTRALE SPA	(a)
SOCIETA ITALYNA PER LE IMPRESE ALL ESTERO - SIMEST SPA	ROME	ITALY	12.81	12.81		12.81	12.81		UNICREDIT SPA	(a)
SOCIETA' PER L'INGEGNERIA D'IMPRESA SRL	ROME	ITALY	12.65	12.65		12.65	12.65		UNICREDIT SPA	(a)
SOCIETA REGIONALE DI GARANZIA MARCHE SOC.COOP.A R.L.	ANCONA	ITALY	10.52	10.52		0.07	0.07		UNICREDIT SPA	(a)
SOFIGERE SOCIETE PAR ACTIONS SIMPLIFIEE	PARIS	FRANCE	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
SOFIPA SOCIETA' DI GESTIONE DEL RISPARMIO (SGR) SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
SOFISER SRL	REGGIO EMILIA	ITALY	10.08		10.08	10.08		10.08	BIPOP CARIRE SPA	(a)
SOHIBKORBANK OJSC	KHUJAND CITY	TADZHIKISTAN	75.10		75.10	75.10		75.10	JSC ATF BANK	(a)
SOLARIS VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH	GERMANY	94.90		94.90	94.90		94.90	ORESTOS IMMOBILIEN-VERWALTUNGS G MBH	(a)
SOLE-FELSEN-BAD WALDVIERTEL GMBH	GMUND	AUSTRIA	57.00		57.00	57.00		57.00	GRUNDERFONDS GMBH & CO KEG	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SOLWO GRUNDBESITZ GMBH	BERLIN	GERMANY	14.94		14.94	14.94		14.94	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
SONATA LEASING-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		98.80	100.00		99.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					1.00			1.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
SOVAGRI SOC.CONSORTILE P.A. IN LIQUIDAZIONE	NAPLES	ITALY	16.00	16.00		16.00	16.00		UNICREDIT SPA	(a)
SP PROJEKTENTWICKLUNG SCHONEFELD GMBH & CO.KG	STOCCARDA	GERMANY	50.00		50.00	-		-	BANK AUSTRIA CREDITANSTALT AG	(a)
SPAGET SPA IN LIQUIDAZIONE	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
SPARKASSEN-HAFTUNGS AKTIENGESELLSCHAFT	VIENNA	AUSTRIA	28.26		28.26	28.26		28.26	BANK AUSTRIA CREDITANSTALT AG	(a)
SPECTRUM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
SPREE GALERIE HOTELBETRIEBSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	(a)
SR IMMOBILIEN VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
SRQ FINANZPARTNER AG	BERLIN	GERMANY	52.52		52.52	52.52		52.52	DAB BANK AG	(a)
STADION CENTER EINKAUFS=ERRICHTUNGS GMBH	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
STADTEBAULICHE ENTWICKLUNGSGESELLSCHAFT KELKHEIM/TS MIT BESCHRANKTER HAFTUNG	KELKHEIM/ TAUNUS	GERMANY	40.00		40.00	40.00		40.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
STARS GESCHAFTSFUHRUNGS- UND VERWALTUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
STARS GMBH & CO. KGAA	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
STARTKAPITAL-FONDS AUGSBURG II G MBH	AUGSBURG	GERMANY	18.60		18.60	18.60		18.60	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
STATUS VERMOGENSVERWALTUNG GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
STEWE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		24.00	100.00		24.00	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
					75.80			76.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
STEYBA GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
STRUCTURED INVEST SOCIETE ANONYME	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
STRUCTURED LEASE GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
STUDIENGESELLSCHAFT FUR ZUSAMMENARBEIT IM ZAHLUNGSVERKEHR (STUZZA) GMBH	VIENNA	AUSTRIA	12.50		10.71	12.50		10.71	BANK AUSTRIA CREDITANSTALT AG	(a)
					1.79			1.79	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
SUNTO	MILAN	ITALY	80.00		80.00	80.00		80.00	UNICREDIT CORPORATE BANKING SPA	(b)
SVILUPPI IMMOBILIARI PARMENSI SPA	PARMA	ITALY	100.00		100.00	100.00		100.00	BANCO DI SICILIA SPA	(b)
SVILUPPO GLOBALE GEIE	ROME	ITALY	25.00	25.00		25.00	25.00		UNICREDIT SPA	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
SYNTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
T & P FRANKFURT DEVELOPMENT B.V.	AMSTERDAM	NETHERLANDS	87.50		87.50	87.50		87.50	HVB PROJEKT GMBH	(a)
T & P VASTGOED STUTTGART B.V.	AMSTERDAM	NETHERLANDS	87.50		87.50	87.50		87.50	HVB PROJEKT GMBH	(a)
TAI TAM LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
TC PROJEKTVERWALTUNGSGES.M.B.H.	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TCHA IMMOBILIEN VERWALTUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
TC-PRIMA PROJEKTVERWALTUNGS GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M .B.H.	(a)
TC-QUARTA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M .B.H.	(a)
TC-QUINTA IMMOBILIENERRICHTUNGSGESELLSCHAFT M.B.H	VIENNA	AUSTRIA	100.00		99.80	100.00		99.80	TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M .B.H.	(a)
					0.20			0.20	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
TC-SECUNDA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TC-TERTIA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TECHNOLOGIE- UND GRUNDERZENTRUM GERA GMBH	GERA	GERMANY	23.80		23.80	23.80		23.80	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
TECNOSERVIZI MOBILI SRL	ROME	ITALY	49.00	49.00		49.00	49.00		UNICREDIT SPA	(a)
TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
TERME TAURINE SPA	ROME	ITALY	24.35		24.35	24.35		24.35	UNICREDIT BANCA DI ROME SPA	(b)
TERRA MAGNA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH	MUNICH	GERMANY	75.00		75.00	75.00		75.00	HVB TECTA GMBH	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	MUNICH	GERMANY	75.00		75.00	75.00		75.00	HVB TECTA GMBH	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. OBJEKTGESELLSCHAFT GRILLPARZERSTRASSE KG	MUNICH	GERMANY	75.00		75.00	75.00		75.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
TERRONDA DEVELOPMENT B.V.	AMSTERDAM	NETHERLANDS	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
TERZ Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
TESI COSTRUZIONI SRL	BRESCIA	ITALY	65.22		65.22	65.22		65.22	MCC - MEDIOCREDITO CENTRALE SPA	(b)
THE C C PARTNERSHIP L.P.	ST. HELIER	JERSEY	18.24		18.24	-		-	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
THE ST. MARGARETS LIMITED PARTNERSHIP	GEORGE TOWN	CAYMAN ISLANDS	20.93		20.93	20.93		20.93	HVB ASSET LEASING LIMITED	(a)
THE WILLIAMS CAPITAL GROUP, L.P.	NEW YORK	U.S.A.	22.08		22.08	-		-	HVB U.S. FINANCE INC.	(a)
THERME WIEN GES.M.B.H.	VIENNA	AUSTRIA	15.00		15.00	15.00		15.00	BANK AUSTRIA CREDITANSTALT AG	(a)
THERME WIEN GMBH & CO KG	VIENNA	AUSTRIA	15.00		15.00	15.00		15.00	BANK AUSTRIA CREDITANSTALT AG	(a)
THETA FUNF HANDELS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
THL EQUITY FUND VI INVESTORS (CERIDIAN), L.P.	BOSTON	U.S.A.	10.21		10.21	-		-	HVB CAPITAL PARTNERS AG	(a)
TIESSE TEXTILE SERVICE (IN LIQUIDAZIONE)	SOAVE (VERONA)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
TIME TRUCKS LASTWAGEN- UND AUFLIEGER VERMIETUNGS- UND LEASIN GGES.M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
TISHMAN SPEYER BERLIN FRIEDRICHSTRASSE KG I.L.	BERLIN	GERMANY	94.42		88.65	93.37		86.51	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					5.77			6.86	HVB PROJEKT GMBH	(a)
TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	MUNICH	GERMANY	99.67		99.67	99.67		99.67	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
TL 1 TANK LEASING VERWALTUNGSGESELLSCHAFT MBH	CAMIN	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
TLX SPA	MILAN	ITALY	50.00	50.00		50.00	50.00		UNICREDIT SPA	(a)
TODIMO 2000 SPA	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA DI ROMA SPA	(b)
TP CO-INVESTMENT PARTNERS L.P.	WILMINGTON	CAYMAN ISLANDS	100.00		100.00	-		-	HVB CAPITAL PARTNERS AG	(a)
TRANSTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		6.15	100.00		6.15	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					93.85			93.85	HVB IMMOBILIEN AG	(a)
TREDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H. & CO BUROGEBAUDE OBERE DONAUSTRASSE 17-19 REVITALISIERUNGS KG	VIENNA	AUSTRIA	100.00		99.58	100.00		100.00	TC-QUARTA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	(a)
					0.42			-	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H. U. CO. ARBEITERHEIM FAVO	VIENNA	AUSTRIA	99.38		99.22	100.00		100.00	TC PROJEKTVERWALTUNGSGES.M.B.H.	(a)
					0.16			-	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
TREUCONSULT BETEILIGUNGSGESMBH U. CO. PALAIS LEITENBERGER REVITALISIERUNGS KG	VIENNA	AUSTRIA	99.50		99.41	100.00		100.00	WBT WOHNPARK MARKHOFGASSE VERMIETUNGS-GMBH	(a)
					0.09			-	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
TREVI FINANCE N. 2 SPA	CONEGLIANO VENETO (TREVISO)	ITALY	60.00	60.00		60.00	60.00		UNICREDIT SPA	(a)
TREVI FINANCE N. 3 SRL	CONEGLIANO VENETO (TREVISO)	ITALY	60.00	60.00		60.00	60.00		UNICREDIT SPA	(a)

[redacted]

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
TREVI FINANCE SPA	CONEGLIANO VENETO (TREVISO)	ITALY	60.00	60.00		60.00	60.00		UNICREDIT SPA	(a)
TREVITEX IN FALLIMENTO	MILAN	ITALY	88.98		44.49	88.98		44.49	UNICREDIT CORPORATE BANKING SPA	(b)
					44.49			44.49	UNICREDIT BANCA SPA	(b)
TRINITRADE VERMOGENSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
TRIPLE A RATING ADVISORS BERATUNG GES.M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
TRITERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
TRIVIMM SRL	VERONA	ITALY	51.00		51.00	51.00		51.00	UNICREDIT CREDIT MANAGEMENT BANK SPA	(a)
UBF MITTELSTANDSFINANZIERUNGS AG IN ABWICKLUNG	VIENNA	AUSTRIA	24.10		24.10	24.10		24.10	BANK AUSTRIA CREDITANSTALT AG	(a)
UBITERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH IN LIQUIDAZIONE	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
UDEKO HANDELSGESELLSCHAFT MBH	LUXEMBOURG	LUXEMBOURG	24.90		24.90	24.90		24.90	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	(a)
UFFICIUM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		95.00	100.00		95.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					5.00			5.00	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
UIB UNIVERSALE BAU HOLDING GESELLSCHAFT M.B.H.	BRANDENBURGO	GERMANY	100.00		100.00	100.00		100.00	ISB UNIVERSALE BAU GMBH	(a)
UKRSOTSFINANCE JSC LIMITED	KIEV	UKRAINE	100.00		100.00	100.00		100.00	JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	(a)
UNI GEBAUDEMANAGEMENT GMBH	LINZ	AUSTRIA	50.00		50.00	50.00		50.00	BA-CA-GVG-HOLDING GMBH	(a)
UNI IT SRL	LAVIS (TRENTO)	ITALY	51.00		51.00	51.00		51.00	UNICREDIT PROCESSES & ADMINISTRATION SOCIETA PER AZIONI	(a)
UNICOM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT (SUISSE) BANK SA	LUGANO	SWITZERLAND	100.00		100.00	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
UNICREDIT (SUISSE) TRUST SA	LUGANO	SWITZERLAND	100.00		100.00	100.00		100.00	UNICREDIT (SUISSE) BANK SA	(a)
UNICREDIT (U.K.) TRUST SERVICES LTD	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
UNICREDIT ATON INTERNATIONAL LIMITED	NICOSIA	CYPRUS	100.00		100.00	100.00		100.00	AI BETEILIGUNG GMBH	(a)
UNICREDIT AUDIT (IRELAND) LTD	DUBLIN	IRLAND	100.00		100.00	100.00		100.00	UNICREDIT AUDIT SPA	(a)
UNICREDIT AUDIT SPA	MILAN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT AUTO LEASING E.O.O.D.	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING AD	(a)
UNICREDIT BANCA DI ROME SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT BANCA PER LA CASA SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA SPA	(a)
UNICREDIT BANCA SPA	BOLOGNA	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SRL	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA SPA	(a)
UNICREDIT BANK AD BANJA LUKA	BANJA LUKA	BOSNIA AND HERCEGOVINA	90.93		90.93	90.93		90.93	BANK AUSTRIA CREDITANSTALT AG	(a)
UNICREDIT BANK CAYMAN ISLANDS LTD.	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)

[redacted]

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
UNICREDIT BANK CZECH REPUBLIC A.S.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
UNICREDIT BANK DD	MOSTAR	BOSNIA AND HERCEGOVINA	93.11	3.27		93.11	3.27		UNICREDIT SPA	(a)
					24.36			24.25	BANK AUSTRIA CREDITANSTALT AG	(a)
					65.48			65.59	ZAGREBACKA BANKA DD	(a)
UNICREDIT BANK HUNGARY ZRT..	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
UNICREDIT BANK IRELAND PLC	DUBLIN	IRLAND	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT BANK LTD	LUCK	UKRAINE	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
UNICREDIT BANK SLOVAKIA AS	BRATISLAVA	SLOVAKIA	99.03		99.03	99.03		99.03	BANK AUSTRIA CREDITANSTALT AG	(a)
UNICREDIT BANK SRBIJA JSC	BEOGRAD	SERBIA	99.92		99.92	99.92		99.92	BANK AUSTRIA CREDITANSTALT AG	(a)
UNICREDIT BANKA SLOVENIJA D.D.	LJUBLJANA	SLOVENIA	99.98		99.98	99.98		99.98	BANK AUSTRIA CREDITANSTALT AG	(a)
UNICREDIT BEIJING CONSULTANTS COMPANY LTD	PECHINO	CHINA	100.00		100.00	100.00		100.00	UNICREDIT CHINA CAPITAL LTD	(a)
UNICREDIT BROKER D.O.O	ZAGREB	CROATIA	100.00		20.00	100.00		20.00	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
					80.00			80.00	UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	(a)
UNICREDIT BROKER S.R.O.	BRATISLAVA	SLOVAKIA	100.00		19.68	100.00		19.68	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
					80.32			80.32	UNICREDIT LEASING SLOVAKIA A.S.	(a)
UNICREDIT BROKER SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(a)
UNICREDIT BULBANK AD	SOFIA	BULGARIA	90.32	...		90.32	...		UNICREDIT SPA	(a)
					90.31			90.31	BANK AUSTRIA CREDITANSTALT AG	(a)
UNICREDIT CA IB BETEILIGUNGS AG	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	(a)
UNICREDIT CA IB BULGARIA EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CA IB ROMANIA SRL	BUCHAREST	ROMANIA	100.00		99.97	100.00		99.97	UNICREDIT CAIB AG	(a)
					0.03			0.03	UNICREDIT CAIB SLOVAKIA, A.S.	(a)
UNICREDIT CA IB SECURITIES ROMANIA SA	BUCHAREST	ROMANIA	100.00		80.02	100.00		80.02	UNICREDIT CAIB AG	(a)
					19.98			19.98	UNICREDIT TIRIAC BANK SA	(a)
UNICREDIT CAIB AG	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT CA IB BETEILIGUNGS AG	(a)
UNICREDIT CAIB CZECH REPUBLIC AS	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CAIB HUNGARY LTD	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CAIB POLAND SA	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CAIB SECURITIES UK LTD.	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CAIB SERBIA LTD BELGRADE	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CAIB SLOVAKIA, A.S.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CAIB UK LTD.	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CAPITAL MARKETS INC.	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	HVB U.S. FINANCE INC.	(a)
UNICREDIT CHINA CAPITAL LTD	HONG KONG	HONG KONG	51.00		51.00	51.00		51.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
UNICREDIT CONSUMER FINANCING AD	SOFIA	BULGARIA	100.00		49.90	100.00		49.90	UNICREDIT BULBANK AD	(a)
					50.10			50.10	UNICREDIT CONSUMER FINANCING BANK SPA	(a)
UNICREDIT CONSUMER FINANCING BANK SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA SPA	(a)
UNICREDIT CORPORATE BANKING SPA	VERONA	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNICREDIT CREDIT MANAGEMENT BANK SPA	VERONA	ITALY	100.00	97.81		97.81	97.81		UNICREDIT SPA	(a)
					2.19			-	UNICREDIT CREDIT MANAGEMENT BANK SPA	(a*)
UNICREDIT DELAWARE INC	DOVER	U.S.A	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT FACTORING PENZUGYI SZOLGALTATO ZRT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT BANK HUNGARY ZRT..	(a)
UNICREDIT FACTORING EAD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT BULBANK AD	(a)
UNICREDIT FACTORING S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT BANK CZECH REPUBLIC A.S.	(a)
UNICREDIT FACTORING SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(a)
UNICREDIT FLEET MANAGEMENT S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING CZ, A.S.	(a)
UNICREDIT FLEET MANAGEMENT S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SLOVAKIA A.S.	(a)
UNICREDIT FUGGETLEN BIZTOSITASKOZVETITO KFT	BUDAPEST	HUNGARY	100.00		25.20	100.00		25.20	UNICREDIT BANK HUNGARY ZRT..	(a)
					74.80			74.80	UNICREDIT LEASING KFT	(a)
UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
UNICREDIT GLOBAL INFORMATION SERVICES SPA	MILAN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT GLOBAL LEASING EXPORT GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	(a)
UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT GLOBAL LEASING SPA	MILAN	ITALY	100.00	67.41		100.00	67.41		UNICREDIT SPA	(a)
					32.59			32.59	BANK AUSTRIA CREDITANSTALT AG	(a)
UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT INFRASTRUTTURE SPA	TURIN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT INGATLANLIZING ZRT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT INSURANCE BROKER OOD	SOFIA	BULGARIA	100.00		20.00	100.00		20.00	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
					80.00			80.00	HVB LEASING OOD	(a)
UNICREDIT INSURANCE BROKER SRL	BUCHAREST	ROMANIA	99.80		99.80	99.80		99.80	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	(a)
UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	LUXEMBOURG	LUXEMBOURG	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT IRELAND FINANCIAL SERVICES PLC	DUBLIN	IRLAND	100.00		100.00	100.00		100.00	UNICREDIT BANK IRELAND PLC	(a)
UNICREDIT JELZALOGBANK ZRT..	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT BANK HUNGARY ZRT..	(a)
UNICREDIT KFZ LEASING GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
UNICREDIT LEASING (AUSTRIA) GMBH	VIENNA	AUSTRIA	99.98		99.98	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING AD	SOFIA	BULGARIA	100.00		49.00	100.00		49.00	UNICREDIT BULBANK AD	(a)
					51.00			51.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING AUTO BULGARIA EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	BULBANK LEASING EAD	(a)

[redacted]

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
UNICREDIT LEASING CORPORATION IFN SA	BUCHAREST	ROMANIA	100.00		0.10	100.00		0.10	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					0.10			0.10	UNICREDIT GLOBAL LEASING EXPORT GMBH	(a)
					0.10			0.10	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					79.70			79.70	UNICREDIT GLOBAL LEASING SPA	(a)
					20.00			20.00	UNICREDIT TIRIAC BANK SA	(a)
UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT LEASING CZ, A.S.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING D.O.O.	SARAJEVO	BOSNIA AND HERCEGOVINA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING FLEET MANAGEMENT SRL	BUCHAREST	ROMANIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT LEASING FUHRPARKMANAGEMENT GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT LEASING HUNGARY ZRT.	BUDAPEST	HUNGARY	100.00		98.00	100.00		98.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					2.00			2.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
UNICREDIT LEASING IMMOTRUCK ZRT..	BUDAPEST	HUNGARY	100.00		70.00	100.00		70.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					30.00			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
UNICREDIT LEASING KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING LUNA KFT (ex OBI-2 INGATLANKEZELO KFT)	BUDAPEST	HUNGARY	80.00		80.00	80.00		80.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING MARS KFT (ex OBI-4 INGATLANKEZELO KFT)	BUDAPEST	HUNGARY	80.00		80.00	80.00		80.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING REAL ESTATE S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING ROMANIA IFN SA	BUCHAREST	ROMANIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
					-			-	UNICREDIT TIRIAC BANK SA	(a)
UNICREDIT LEASING SLOVAKIA A.S.	BRATISLAVA	SLOVAKIA	100.00		71.30	100.00		71.30	UNICREDIT GLOBAL LEASING SPA	(a)
					8.80			8.80	UNICREDIT LEASING CZ, A.S.	(a)
					19.90			19.90	UNICREDIT BANK SLOVAKIA AS	(a)
UNICREDIT LEASING SRBIJA D.O.O. BEOGRAD	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING TOB	KIEV	UKRAINE	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING URANUS KFT (ex OBI-3 INGATLANKEZELO KFT)	BUDAPEST	HUNGARY	80.00		80.00	80.00		80.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT LEASING VERSICHERUNGSSERVICE GMBH & CO KG	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT LEASING, LEASING, D.O.O.	LJUBLJANA	SLOVENIA	100.00		90.10	100.00		90.10	UNICREDIT GLOBAL LEASING SPA	(a)
					9.90			9.90	UNICREDIT BANKA SLOVENIJA D.D.	(a)
UNICREDIT LUNA LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT LUXEMBOURG FINANCE SA	LUXEMBOURG	LUXEMBOURG	99.93		99.93	100.00		100.00	UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	(a)
UNICREDIT MOBILIEN LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
UNICREDIT PARTNER D.O.O BEOGRAD	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
UNICREDIT PEGASUS LEASING GMBH	VIENNA	AUSTRIA	99.80		25.00	100.00		25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					74.80			75.00	CALG IMMOBILIEN LEASING GMBH	(a)
UNICREDIT POJIST'OVACI MAKLERSKA SPOL. S R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING CZ, A.S.	(a)
UNICREDIT POLARIS LEASING GMBH	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT PRIVATE BANKING SPA	TURIN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT PROCESSES & ADMINISTRATION SOCIETA PER AZIONI	COLOGNO MONZESE (MILAN)	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT REAL ESTATE SPA	GENOVA	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT RENT D.O.O. BEOGRAD	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT SERVIZI RETAIL DUE SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT SERVIZI RETAIL TRE SPA	PALERMO	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT SERVIZI RETAIL UNO SPA	BOLOGNA	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT TECHRENT LEASING GMBH	VIENNA	AUSTRIA	100.00		1.00	100.00		1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					99.00			99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT TIRIAC BANK SA	BUCHAREST	ROMANIA	55.26		55.22	55.26		55.22	BANK AUSTRIA CREDITANSTALT AG	(a)
					0.01			0.01	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					0.01			0.01	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
					0.01			0.01	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					0.01			0.01	BANK AUSTRIA-CEE BETEILIGUNGS GMBH	(a)
					-			-	UNICREDIT LEASING ROMANIA IFN SA	(a)
UNICREDIT XELION BANCA SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
UNICREDIT ZAVAROVALNO ZASTOPINSKA DRUZBA D.O.O	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
UNICREDIT ZEGA LEASING-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT-LEASING HOMONNA INGATLNHASZNOSITO KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT-LEASING NEPTUNUS KFT	BUDAPEST	HUNGARY	96.35		96.35	96.35		96.35	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDIT-LEASING SATURNUS KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING SPA	(a)
UNICREDITO ITALYNO CAPITAL TRUST I	NEWARK	U.S.A.	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDITO ITALYNO CAPITAL TRUST II	NEWARK	U.S.A.	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDITO ITALYNO CAPITAL TRUST III	NEWARK	U.S.A.	100.00		100.00	100.00		100.00	UNICREDITO ITALYNO FUNDING LLC III	(a)
UNICREDITO ITALYNO CAPITAL TRUST IV	NEWARK	U.S.A.	100.00		100.00	100.00		100.00	UNICREDITO ITALYNO FUNDING LLC IV	(a)
UNICREDITO ITALYNO FUNDING LLC I	DOVER	U.S.A.	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDITO ITALYNO FUNDING LLC II	DOVER	U.S.A.	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDITO ITALYNO FUNDING LLC III	DELAWARE	U.S.A.	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDITO ITALYNO FUNDING LLC IV	DELAWARE	U.S.A.	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNIMANAGEMENT SRL	TURIN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNION VERWALTUNGS- UND TREUHAND-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)

[redacted]

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

			% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS				
NAME	MAIN OFFICE		TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNITAS WOHNBAU GES.M.B.H.	VIENNA	AUSTRIA	49.00		49.00	49.00		49.00	BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG	(a)
UNIVERSALE BUCHHOLZ GBR	BERLIN	GERMANY	-		-	99.50		33.33	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	(a)
					-			66.17	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
UNIVERSALE INTERNATIONAL POLAND S P.Z.O.O.	WARSAW	POLAND	100.00		0.43	100.00		0.43	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
					99.57			99.57	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	BERLIN	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
UNIVERSALE INTERNATIONAL PROJEKTSZERVEZESI KFT.	BUDAPEST	HUNGARY	100.00		0.31	100.00		0.31	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
					99.69			99.69	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
UNIVERSALE INTERNATIONAL REALITATEN GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
UNIVERSALE INTERNATIONAL SPOL S.R.O., PRAG	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
UPI POSLOVNI SISTEM D.O.O	SARAJEVO	BOSNIA AND HERCEGOVINA	69.43		48.80	69.43		48.80	UNICREDIT BANK DD	(a)
					20.63			20.63	ZANE BH D.O.O	(a)
US PROPERTY INVESTMENTS INC.	DALLAS	U.S.A.	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
US RETAIL INCOME FUND VII, L.P.	ATLANTA	U.S.A.	25.75		25.75	25.75		25.75	KELLER CROSSING L.P.	(a)
V. QUATTRO SPA	VENICE	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
V.A. HOLDING GMBH	VIENNA	AUSTRIA	39.00		39.00	39.00		39.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
V.M.G. VERMIETUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
VANDERBILT CAPITAL ADVISORS LLC	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	(a)
VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		25.00	100.00		25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					74.80			75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
VB PRIVATE EQUITY FUND I GBR	HAMBURG	GERMANY	25.00		25.00	25.00		25.00	BLUE CAPITAL EQUITY GMBH	(a)
VBI INDUSTRIE UND IMMOBILIEN GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
VBV-BETRIEBLICHE ALTERSVORSORGE AG	VIENNA	AUSTRIA	13.48		13.48	13.48		13.48	BANK AUSTRIA CREDITANSTALT AG	(a)
VBW BAUEN UND WOHNEN GMBH	BOCHUM	GERMANY	10.06		10.06	10.77		10.77	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
VCI VOLTA CENTER IMMOBILIENVERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
VENETO SVILUPPO SPA	VENICE	ITALY	15.30	15.30		15.30	15.30		UNICREDIT SPA	(a)
VERBA VERWALTUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
VEREINSBANK LEASING INTERNATIONAL VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	HVB LEASING GMBH	(a)
VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	MUNICH	GERMANY	70.00		70.00	70.00		70.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
VEREINSWEST OVERSEAS FINANCE (JERSEY) LIMITED	ST. HELIER	JERSEY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
VERWALTUNGSGESELLSCHAFT KATHARINENHOF MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
VETEX SPA	SALERNO	ITALY	80.00		80.00	80.00		80.00	UNICREDIT BANCA DI ROME SPA	(b)
VIENNA DC BAUTRAGER GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	(a)
VIENNA DC BUROVERMIETUNG UND VERANSTALTUNGEN GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	WED DONAU- CITY GMBH	(a)
VIENNA DC TOWER 1 LIEGENSCHAFTSBESITS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	WED DONAU- CITY GMBH	(a)
VIENNA DC TOWER 2 LIEGENSCHSFTBESITS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	WED DONAU- CITY GMBH	(a)
VIENNA DC TOWER 3 LIEGENSCHAFTSBESITZ GMBH		AUSTRIA	100.00		100.00	100.00		100.00	WED DONAU- CITY GMBH	(a)
VINALCOOL SPA	ASSEMINI (CAGLIARI)	ITALY	80.17		80.17	80.17		80.17	UNICREDIT BANCA DI ROME SPA	(b)
VINTNERS LONDON INVESTMENTS (NILE) LIMITED	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	HVB INVESTMENTS (UK) LIMITED	(a)
VIRGINIA	MODENA	ITALY	58.94		58.94	58.94		58.94	UNICREDIT BANCA SPA	(b)
VIVATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
VOTIV VERSICHERUNGSVERMITTLUNGS-GESMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT VERSICHERUNGSDIENST GMBH	(a)
VUWB INVESTMENTS INC.	ATLANTA	U.S.A.	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
VV IMMOBILIEN GMBH & CO. GB KG	DUSSELDORF	GERMANY	13.64		13.64	13.64		13.64	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
VVB GESELLSCHAFT ZUR VERMITTLUNG VON FINANZDIENSTLEISTUNGEN MBH I.L.	MUNICH	GERMANY	100.00		20.00	100.00		20.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
					80.00			80.00	VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	(a)
VWP FACILITY MANAGEMENT GESELLSCHAFT M.B.H.	GOTZIS	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
WAVE SOLUTIONS HUNGARY BANK ES PENZUGYTECHNIKAI TANACSADA KFT.	BUDAPEST	HUNGARY	100.00		98.75	100.00		98.75	WAVE SOLUTIONS INFORMATION TECHNOLOGY GMBH	(a)
					1.25			1.25	UNICREDIT BANK HUNGARY ZRT..	(a)
WAVE SOLUTIONS INFORMATION TECHNOLOGY GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
WBT WOHNPARK MARKHOFGASSE VERMIETUNGS-GMBH	VIENNA	AUSTRIA	99.80		99.80	99.80		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
WCREM CANADIAN INVESTMENTS INC.	TORONTO	CANADA	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
WCREM CANADIAN MANAGEMENT INC.	TORONTO	CANADA	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
WEALTH CAPITAL INVESTMENT INC.	NEW CASTLE	U.S.A.	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
WEALTH CAPITAL MANAGEMENT INC.	NEW CASTLE	U.S.A.	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
WEALTH MANAGEMENT CAPITAL HOLDING GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
WEALTHCAP IMMOBILIENFONDS DEUTSCHLAND 30 GMBH & CO. KG	MUNICH	GERMANY	50.00		49.00	50.00		49.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
					1.00			1.00	WEALTHCAP INVESTORENBETREUUNG G MBH	(a)
WEALTHCAP INVESTORENBETREUUNG GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
WEALTHCAP LIFE BRITANNIA 2 GMBH & CO KG	MUNICH	GERMANY	1.96		1.96	80.00		40.00	WEALTHCAP INVESTORENBETREUUNG G MBH	(a)
					-			40.00	HVBFF VERWALTUNGS GMBH	(a)
WEALTHCAP PEIA SEKUNDAR GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
WEALTHCAP PRIVATE EQUITY 10 GMBH &CO. KG	HAMBURG	GERMANY	100.00		50.00	100.00		50.00	WEALTHCAP INVESTORENBETREUUNG G MBH	(a)
					50.00			50.00	BLUE CAPITAL FONDS GMBH	(a)
WEALTHCAP PRIVATE EQUITY 11 GMBH & CO. KG	HAMBURG	GERMANY	100.00		50.00	100.00		50.00	WEALTHCAP INVESTORENBETREUUNG G MBH	(a)
					50.00			50.00	BLUE CAPITAL FONDS GMBH	(a)
WEALTHCAP PRIVATE EQUITY GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
WEALTHCAP PRIVATE EQUITY MANAGEMENT GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
WEALTHCAP PRIVATE EQUITY SEKUNDAR GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
WEALTHCAP REAL ESTATE MANAGEMENT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
WED DONAU- CITY GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	(a)
WED HOLDING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	48.06		48.06	48.06		48.06	BANK AUSTRIA CREDITANSTALT AG	(a)
WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	VIENNA	AUSTRIA	100.00		38.00	100.00		38.00	BANK AUSTRIA CREDITANSTALT AG	(a)
					62.00			62.00	WED HOLDING GESELLSCHAFT M.B.H.	(a)
WEILBURG GRUNDSTUCKVERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.99		99.99	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
WERTWEISER GMBH	MUNICH	GERMANY	50.00		50.00	50.00		50.00	HVB EXPERTISE GMBH	(a)
WIEN MITTE IMMOBILIEN GMBH	VIENNA	AUSTRIA	50.00		50.00	50.00		50.00	BA-CA WIEN MITTE HOLDING GMBH	(a)
WIENER BORSE AG	VIENNA	AUSTRIA	12.21		11.71	12.21		11.71	BANK AUSTRIA CREDITANSTALT AG	(a)
					0.50			0.50	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
WIENER KREDITBURGSCHAFTSGESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	24.49		24.49	24.49		24.49	BANK AUSTRIA CREDITANSTALT AG	(a)
WIRTSCHAFTS- UND DIENSTLEISTUNGSPARK STADTGUT STEYR GMBH	STEYR	AUSTRIA	12.43		12.43	12.43		12.43	BANK AUSTRIA CREDITANSTALT AG	(a)
WIRTSCHAFTSVEREIN DER MITARBEITERINNEN DER BANK AUSTRIA CREDITANSTALT, REG.GEN.M.B.H.	VIENNA	AUSTRIA	54.66		54.66	54.66		54.66	BANK AUSTRIA CREDITANSTALT AG	(a)
WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
XAA AGENZIA ASSICURATIVA SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT XELION BANCA SPA	(a)
XELION DORADCY FINANSOWI SP. ZOO	WARSAW	POLAND	100.00	50.00		100.00	50.00		UNICREDIT SPA	(a)
					50.00			50.00	BANK PEKAO SA	(a)
Z LEASING ALFA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING ARKTUR IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING AURIGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
Z LEASING CORVUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
Z LEASING DORADO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	CALG GRUNDSTUCKVERWALTUNG GMBH	(a)
Z LEASING DRACO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING GAMA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING GEMINI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
Z LEASING HEBE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	(a)
Z LEASING HERCULES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
Z LEASING IPSILON IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
Z LEASING ITA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING JANUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING KALLISTO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING KAPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING KSI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING LYRA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING NEREIDE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING OMEGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING PERSEUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
Z LEASING POLLUX IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
Z LEASING RIGEL IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
Z LEASING SCORPIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING SIRIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
Z LEASING TAURUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
Z LEASING VENUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING VOLANS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
ZABA TURIZAM D.O.O	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
ZAGREB NEKRETNINE D.O.O	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
ZAGREBACKA BANKA DD	ZAGREB	CROATIA	84.21		84.21	84.44		84.44	BANK AUSTRIA CREDITANSTALT AG	(a)

Follow: (Statement of significant equity investments pursuant to art. 125 OF CONSOB Regulation 11971 dated 14 May 1999)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
ZANE BH D.O.O	SARAJEVO	BOSNIA AND HERCEGOVINA	100.00		100.00	100.00		100.00	ZAGREB NEKRETNINE D.O.O	(a)
ZAO IMB-LEASING	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	ZAO UNICREDIT BANK	(a)
ZAO IMB-REAL ESTATE	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	ZAO UNICREDIT BANK	(a)
ZAO LOCAT LEASING RUSSIA	MOSCOW	RUSSIA	67.01		67.01	67.01		67.01	LOCAT SPA	(a)
ZAO UNICREDIT ATON	MOSCOW	RUSSIA	100.00		99.50	100.00		99.50	AI BETEILIGUNG GMBH	(a)
					0.50			0.50	UNICREDIT ATON INTERNATIONAL LIMITED	(a)
ZAO UNICREDIT BANK	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ZB INVEST D.O.O	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
ZETA FUNF HANDELS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ZETA NEUN HANDELS GMBH	VIENNA	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ZUGLIA (IN LIQUIDAZIONE)	VICENZA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CREDIT MANAGEMENT BANK SPA	(b)
ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	BERLIN	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)

Annex 2

Definition of terms and acronyms

Absorbed capital: is the capital required to cover business risks. It is the higher between the regulatory capital (which is obtained by multiplying risk-weighted assets by the target core tier 1 ratio) and the internal capital, which represents the total amount of capital the entire Group sets aside as a buffer against potential losses and needs to support its business activities and all positions held. Internal capital is the sum of the aggregated economic capital and a cushion that considers the effects of the cycle and model risk.

Alt-A Residential Mortgages: Mortgages whose borrowers, while not subject to the significant repayment problems of those described as subprime, have high loan-to-value and installment-to-income ratios or incompletely documented income.

Asset Backed Securities (ABS): Bonds issued by a Special Purpose Vehicle (q.v.) guaranteed by assets of various types such as mortgage loans, consumer credits and credit card receivables. Principal and interest payments are subject to the performance of the securitized assets and the existence of any further security guaranteeing the bond.

ABSs are divided into tranches (senior, mezzanine and junior) according to the priority with which principal and interest will be paid.

Collateralized Debt Obligations (CDO): Bonds issued by a vehicle with loans, bonds, Asset Backed Securities (q.v.) or other CDOs as underlyings. CDOs make it possible to derecognize assets in the bank's balance sheet and also to arbitrage the differences in yield between the securitized assets and the bonds issued by the vehicle. CDOs may be funded if the vehicle legally acquires title to the assets or unfunded if the vehicle acquires the underlying risk by means of a Credit Default Swap (q.v.) or similar security.

CDOs of ABS: Collateralized Debt Obligations (q.v.) with ABS tranches as underlyings.

Collateralized Bond Obligations (CBO): Collateralized Debt Obligations (q.v.) with bonds as underlyings.

Collateralized Loan Obligations (CLO): Collateralized Debt Obligations (q.v.) with loans made by authorized lenders such as commercial banks as underlyings.

Commercial Mortgage Backed Securities (CMBS): Asset Backed Securities (q.v.) with commercial mortgages as underlyings.

Conduits: Asset Backed Commercial Paper Conduits ("ABCPs") are a kind of Special Purpose Vehicle set up to securitize various kinds of assets and financed by Commercial Paper. Commercial Paper generally matures in 270 days, payment of principal and interest depending on the cash flow generated by the assets.

ABCP conduits may be single-sellers or multi-sellers according to the number of issues they make.

ABCP Conduits generally require several SPVs. The first-level vehicles issue the commercial paper and finance one or more second-level vehicles or purchase companies (q.v.) which purchase the assets to be securitized.

An ABCP Conduit will have the following:
- issues of short-term paper creating a maturity mismatch between the assets held and the paper issued
- liquidity lines covering the maturity mismatch and
- security covering default risk in respect of both specific assets and the entire program.

Core Tier 1 Capital: Tier 1 Capital (see the entry below), net of hybrid instruments. It is the Bank's tangible capital

Core Tier 1 Capital Ratio: is the ratio between the Bank's Core Tier 1 Capital and its risk-weighted assets (see the Glossary entry "RWA").

Cost/Income Ratio: is the ratio between operating expenses and operating income. It is one of the main key performance indicators of the bank's efficiency: the lower the ratio, the more efficient the bank.

Cost of risk: is the ratio between loan loss provisions and loans and receivables with customers. It is one of the indicators of the bank assets' level of risk: the lower the ratio, the less risky the bank assets.

Credit Default Swaps (CDS): A derivative in which a seller of protection engages, for a fee, to pay the buyer of protection a fixed amount should a certain event indicating a deterioration of the creditworthiness of a reference entity occur.

EPS (Earnings Per Share): is an indicator of a company's profitability calculated as: Net Profit / Average total outstanding shares (excluding treasury shares)

Definition of terms and acronyms (Continued)

EVA (Economic Value Added): expresses the capacity to create value in monetary terms. EVA is equal to the difference between the NOPAT (Net Operating Profit After Taxes) and the cost of the invested capital.

FTE (Full Time Equivalent): is the number of a company's full-time employees. Part-time employees are considered on a pro-rata basis.

Hedge Fund: Speculative mutual investment fund adopting hedging techniques which generally are not used by ordinary mutual funds, in order to deliver a constant performance, which is only hardly linked to reference markets.

Junior, Senior and Mezzanine exposures: junior exposures are the last repaid exposures in a securitization transaction. Accordingly, junior exposures absorb the first loss. Senior exposures are the first exposure repaid. The "mezzanine" category includes exposure with medium priority, but with different levels of repayment priority within the category.

Investor: Any entity other than the sponsor or originator with exposure to a securitization.

Lead Arranger: The bank responsible for arranging a securitization. The arranger's duties include checking the quality and quantity of the assets to be securitized, conducting relations with rating agencies, drawing up the prospectus and dealing with accounting and legal problems.

Leveraged Finance: Loans provided mainly to private equity funds in order to finance the acquisition of a company through a financial transaction based on the cash flow generation capacity of such target company. This can result in a higher level of debt and therefore a higher level of risk. Leveraged finance is often syndicated.

Medium Term Note: Bond with a maturity of between 5 and 10 years.

Monoline Insurers: Insurance companies that insure only one kind of risk. Against payment of premium they guarantee the repayment of principal and interest of bonds - usually Asset Backed Securities (q.v.) or US municipal bonds - on default by the issuer, which enables the guaranteed bond to obtain a better rating than similar unguaranteed issues.

US Subprime Residential Mortgages: Subprime has no univocal definition. The category includes mortgages granted to borrowers who have had repayment difficulties in the past, e.g. delayed installments, insolvency or bankruptcy, or who are more likely to default than the average due to high loan-to-value and installment-to-income ratios.

Originator: The entity that originated the assets to be securitized or acquired them from others.

Overcollateralization: The value of the assets underlying the bonds issued is higher than the amount of the bonds.

Payout ratio: is the percentage of net income that is distributed to shareholders. The percentage distributed is determined mainly on the basis of the company's self-financing needs and the return expected by shareholders.

Purchase Companies: Vehicle used by ABCP Conduits (q.v.) to purchase the assets to be securitized and subsequently financed by the conduit by means of commercial paper.

RARORAC (Risk Adjusted Return On Risk Adjusted Capital): is the ratio between EVA (see above) and allocated/absorbed capital and represents the value created per each unit of risk taken.

Residential Mortgage Backed Securities (RMBS): Asset Backed Securities (q.v.) with residential mortgages as underlyings.

RWA (Risk Weighted Assets): On-balance sheet assets and off-balance sheet assets (derivatives and guarantees) classified and weighted by different coefficients referring to risks, following banking rules issued by local Supervisors (i.e. Banca d'Italia, Bafin, etc.), to calculate solvency ratios.

Securitization: Transfer of a portfolio of assets to a Special Purpose Vehicle (q.v.) and the issue of securities with various levels of seniority to meet any default by the underlying assets.

Synthetic Securitization: Securitization (q.v.) in which the transfer of assets is by means of credit derivatives or similar security enabling the risk of the portfolio to be transferred.

Special Purpose Vehicles (SPV): An entity - partnership, limited company or trust - set up to carry out a set object, such as isolating financial risk or obtaining special regulatory or tax treatment for specific portfolios of financial assets. An SPV's operations are accordingly limited by a set of rules designed for this purpose. In general SPVs' sponsors (q.v.) do not hold equity in them. The equity is held by other entities in order to ensure that there is no shareholder relationship with the sponsor. SPVs are usually bankruptcy-remote, in that their assets cannot be claimed by the creditors of the sponsor, even if the latter becomes insolvent.

Sponsor: An entity other than the originator (q.v.) which sets up and manages an ABCP conduit or other securitization scheme where assets are acquired from a third entity for securitization.

Tier 1 Capital: the most reliable and liquid part of a bank's capital, as defined by regulatory rules.

Tier 1 Capital Ratio: is the percentage of a bank's Tier 1 Capital to its risk weighted assets.

Traditional Securitization: Method of securitization (q.v.) whereby transfer of the assets is by means of sale of the portfolio to the Special Purpose Vehicle (q.v.).

VAR (Value at Risk): A method used for quantifying risk. It measures potential future losses which will not be exceeded within a specified period and with a specified probability.

Vintage: The year of issue of the collateral underlying bonds created by securitization. In the case of subprime mortgages this information is an indicator of the riskiness of the bond, since the practice of granting mortgages to subprime borrowers became significant in the US starting in 2005.

Warehousing: A stage in the preparation of a securitization transaction whereby an SPV (q.v.) acquires assets for a certain period of time until it reaches a sufficient quantity to be able to issue an ABS.

[redacted]

Certification

First-half financial statements certification pursuant to Art.81-ter of Consob Regulation N° 11971 dated May 14 1999, as amended

1. The undersigned Alessandro Profumo (as Chief Executive Officer) and Ranieri de Marchis (as the Manager Charged with preparing the financial reports), of UniCredit SpA, taking into consideration Article 154-bis (subparagraph 3 and 4) of Italian Legislative Decree February 24th 1998 n.58, do hereby certify:
   - the adequacy in relation to the Legal Entity features and
   - the actual application

   of the administrative and accounting procedures employed to draw up 2008 half-yearly consolidated financial statements.

2. The adequacy of administrative and accounting procedures employed to draw up 2008 half-yearly consolidated financial statements has been evaluated applying a Model defined by UniCredt SpA coherent with "Internal Controls - Integrated Framework" (CoSO) and "Control Objective for IT and Related Technologies" (Cobit), which represent international commonly accepted standards for internal control system.

3. The undersigned also certify that:

   3.1 The half-yearly consolidated financial statements as at June 30th 2008:
   a) was prepared in compliance with applicable international accounting standards recognised by the European Community pursuant to European Parliament and Council Regulation no.1606/2002 of July 19, 2002;
   b) corresponds to results of the books and accounts records;
   c) prepared according to Article 9 of the Legislative Decree N.38/05, is suitable to provide a fair and correct representation of the situation of the assets and liabilities, the economic and financial situation of the issuer and the group of companies included in the scope of consolidation.

   3.2 The consolidated interim directors' report shall contain indications of the more significant events occurring in the first six months of the financial year and their impact on the half-yearly consolidated financial statements, together with a description of the main risks and uncertainties faced in the remaining six months of the year. The consolidated interim directors' report shall also contain information on significant related party transactions.

Milan, 1 August 2008

Managing Director
Alessandro Profumo

Manager Charged with preparing
the company's financial reports
Ranieri de Marchis

Report of External Auditors

KPMG S.p.A.
Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono 02 6763.1
Telefax 02 67632445
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Review report

To the shareholders of
UniCredit S.p.A.

1 We have reviewed the condensed interim consolidated financial statements comprising the balance sheet, income statement, statement of changes in equity, cash flow statement and notes thereto of the UniCredit Group as at and for the six months ended 30 June 2008. The parent's directors are responsible for the preparation of these condensed interim consolidated financial statements in accordance with IAS 34, "Interim Financial Reporting", endorsed by the European Union. Our responsibility is to prepare this report based on our review.

2 We conducted our review in accordance with Consob (the Italian Commission for Listed Companies and the Stock Exchange) guidelines set out in Consob resolution no. 10867 dated 31 July 1997. The review consisted primarily of the collection of information relating to the captions of the condensed interim consolidated financial statements and the consistency of application of the accounting policies through discussions with company directors and analytical procedures applied to the financial data presented in such condensed interim consolidated financial statements. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than an audit performed in accordance with generally accepted auditing standards. As a consequence, contrary to our report on the annual consolidated financial statements, we do not express an audit opinion on the condensed interim consolidated financial statements.

The condensed interim consolidated financial statements present the prior year corresponding figures of the annual consolidated financial statements for comparative purposes. As disclosed in the notes, the parent's directors restated such corresponding figures included in the prior year annual consolidated financial statements. We audited such financial statements and issued our report thereon on 9 April 2008. We have examined the methods used to restate the prior year corresponding figures and related disclosures to the extent that we considered to be necessary for the purposes of this report. With regard to the prior year corresponding figures of the interim consolidated financial statements included for comparative purposes, reference should be made to our report on the interim consolidated financial statements of the previous year dated 17 October 2007.

3 Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements of the UniCredit Group as at and for the six months ended 30 June 2008 have not been prepared, in all material respects, in conformity with IAS 34, "Interim Financial Reporting", endorsed by the European Union.

Milan, 28 August 2008

KPMG S.p.A.

(Signed on the original)

Mario Corti
Director of Audit

Graphic development and Composition:
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed: Grafiche Milani SpA (Segrate)
September 2008

Pictures

Cover and sorter pages
Courtesy Education Department of the Castello di Rivoli Contemporary Art Museum

Top managers
Courtesy Ferruccio Torboli (UniCredit Group)

UniCredit Group

END